Cerence Inc.

Notice of 2024 Annual Meeting
Proxy Statement
and
Form 10-K Annual Report





Notice of 2024 Annual Meeting and Proxy Statement



Cerence Inc.
25 Mall Road
Suite 416
Burlington, MA 01803

January 5, 2024

Dear Fellow Shareholders:

On behalf of Cerence, thank you for your continued investment. We value your support, which is essential to the success of our efforts to deliver long-term value to our shareholders.

While fiscal year 2023 was a transitional year for Cerence, we continued to build on the company's leadership in conversational AI for the car. Highlights from the fiscal year included:

- Securing 14 strategic design wins including nine for our Cerence Assistant platform;

- Adding nine new customers including two additional two-wheeler customers;

- Achieving five competitive displacements against niche competitors and consumer tech;

- Attaining additional wins in AIoT, non-transportation markets;

- Embarking on a product strategy incorporating the latest achievements in Generative AI and Large Language Models (LLMs);

- Showing 15 Proof of Concept programs incorporating new Generative AI technology to global OEMs; and

- Exceeding top and bottom-line performance expectations set at the beginning of the fiscal year.

In fiscal year 2023, while the semiconductor shortages and factory shutdowns throughout the globe due to COVID-19 were mainly resolved, macro concerns such as rising interest rates, global economic growth and geopolitical events remained a drag on increases to auto production.

We refined our long-term product strategy in response to the significant advancements in Generative AI and LLMs introduced during the fiscal year. This resulted in an evolution of our Destination Next strategy that we believe will serve us and our customers well in supporting our efforts to create uniquely branded immersive companion experiences for our customers. Led by a management team strengthened with recent additions, Cerence will remain focused on executing our long-term vision and building long-term shareholder value. We look forward to having you join us for this journey.

At our 2024 Annual Meeting of Shareholders, shareholders will be asked to vote on the matters described in the accompanying notice of annual meeting and proxy statement, as well as such other business that may properly come before the meeting and any adjournments or postponements thereof. **Your vote is very important to us.** Please review the instructions for each voting option described in the notice and in the proxy statement. Your prompt cooperation will be greatly appreciated.

Sincerely,

Arun Sarin
Chairman of the Board

Stefan Ortmanns
Chief Executive Officer



Cerence Inc.
25 Mall Road
Suite 416
Burlington, MA 01803

NOTICE OF THE 2024 ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholders:

The 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting") of Cerence Inc. (the "Company") will be held on Thursday, February 15, 2024 at 11:00 a.m. Eastern Time. The 2024 Annual Meeting will be a virtual shareholders meeting at www.proxydocs.com/CRNC being held for the following purposes:

(1) Election of nine directors named in the proxy statement, each to serve for a one-year term and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation or removal;

(2) Approval, on a non-binding, advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement;

(3) Ratification of the appointment of BDO USA PC as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024; and

(4) Transaction of such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

This notice of our annual meeting of shareholders contains details of the business to be conducted at the 2024 Annual Meeting. The Board of Directors has fixed the close of business on December 18, 2023 as the record date for determination of shareholders entitled to notice of, and to vote at, the 2024 Annual Meeting and at any adjournments or postponements thereof. A list of shareholders entitled to vote at the 2024 Annual Meeting will be available at 25 Mall Road, Suite 416, Burlington, MA 01803 on the date of, and for ten days prior to, the 2024 Annual Meeting. To participate in the 2024 Annual Meeting virtually via the Internet, please visit www.proxydocs.com/CRNC. In order to attend, you must register in advance at www.proxydocs.com/CRNC prior to the deadline of February 13, 2024 at 5:00 pm Eastern Time. Upon completing your registration, you will receive further instructions via email, including your unique links that will allow you access to the meeting and will permit you to submit questions. You will not be able to attend the 2024 Annual Meeting in person. For instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials you received in the mail, the section titled "Voting" in the proxy statement and, if you requested to receive printed proxy materials, your enclosed proxy card.

Please refer to the proxy statement for further information with respect to the business to be transacted at the 2024 Annual Meeting.

> **Important Notice Regarding the Internet Availability of Proxy Materials for the Shareholder Meeting to be held on February 15, 2024**
> This Notice of the 2024 Annual Meeting of Shareholders, Proxy Statement and 2023 Annual Report on Form 10-K are available for viewing, printing and downloading at www.proxydocs.com/CRNC.

By Order of the Board of Directors,

Jennifer Salinas
Secretary

Burlington, Massachusetts
January 5, 2024

TABLE OF CONTENTS

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
OF CERENCE INC.

February 15, 2024

This proxy statement (this "Proxy Statement") is furnished in connection with the solicitation by Cerence Inc. ("we," "us," "our," "Cerence" or the "Company") on behalf of the Board of Directors (the "Board" or the "Board of Directors") of proxies for use at the 2024 Annual Meeting of Shareholders of the Company to be held virtually on Thursday, February 15, 2024 at 11:00 a.m. Eastern Time, at www.proxydocs.com/CRNC (the "2024 Annual Meeting"). On or about January 5, 2024, we will mail to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2023. The Notice of Internet Availability also instructs you on how to submit your proxy or voting instructions through the Internet or to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone. Other shareholders, in accordance with their prior requests, have received e-mail access to our proxy materials and instructions to submit their vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting instruction form.

PROXY STATEMENT SUMMARY

This Proxy Statement provides information for shareholders of Cerence, as part of the solicitation of proxies by the Company and its Board of Directors from holders of the outstanding shares of the Company's common stock ("Common Stock"), for use at the 2024 Annual Meeting. This summary highlights select information that is provided in more detail throughout this Proxy Statement. This summary does not contain all the information you should consider before voting. You should read the full Proxy Statement before casting your vote.

2024 Annual Meeting

Date and Time: Thursday, February 15, 2024, at 11:00 a.m. Eastern Time

Location: The meeting is a virtual shareholder meeting only at www.proxydocs.com/CRNC

Voting Items

The following table summarizes the proposals to be considered at the 2024 Annual Meeting and the voting recommendations of the Board of Directors with respect to each proposal.

Proposal Number	Proposal	Board Voting Recommendation
1	Election of director nominees named in this Proxy Statement	**FOR** each Director Nominee
2	Approval, on a non-binding, advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement	**FOR**
3	Ratification of BDO USA PC as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024	**FOR**

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on February 15, 2024

We are furnishing proxy materials to our shareholders primarily via the Internet. On or about January 5, 2024, we will mail to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2023. The Notice of Internet Availability also instructs you on how to submit your proxy or voting instructions through the Internet or to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone. Other shareholders, in accordance with their prior requests, have received e-mail access to our proxy materials and instructions to submit their vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting instruction form.

This Proxy Statement and our Annual Report on Form 10-K are available for viewing, printing and downloading at www.proxydocs.com/CRNC.

A copy of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC") on November 29, 2023, will be furnished without charge to any shareholder upon written request to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Investor Relations.

This Proxy Statement and our Annual Report on Form 10-K are also available on the SEC's website at www.sec.gov.

Business Overview

Cerence builds AI-powered virtual assistants for the mobility/transportation market. Our primary target is the automobile market, but our solutions can apply to all forms of transportation including but not limited to two-wheel vehicles, planes, tractors, cruise ships and elevators. Our solutions power natural conversational and intuitive interactions between vehicles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world's most popular software platforms for building automotive virtual assistants, such as "*Hey BMW*" and "*Ni hao Banma*". Our customers include all major automobile original equipment manufacturers ("OEMs") or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN, NIO, XPeng and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between their brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement, text-to-speech, and acoustic modeling technology to provide a conversational AI-based solution. Virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third-party virtual assistants into the in-vehicle experience.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

Our solutions have been installed in more than 475 million automobiles to date, including over 47 million new vehicles in fiscal year 2023 alone. Based on royalty reports provided by our customers and third-party reports of total vehicle production worldwide, we estimate that approximately 54% of all cars shipped during the fiscal year ended September 30, 2023 included Cerence technologies. Cerence hybrid solutions shipped in approximately 11.0 million vehicles during the fiscal year ended September 30, 2023. In aggregate, over 80 OEMs and Tier 1 suppliers worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese, Japanese and Hindi.

Since October 1, 2019, we have been an independent publicly-traded company on The Nasdaq Global Select Market under the symbol "CRNC," after our former parent company, Nuance Communications, Inc. ("Nuance"), completed the legal and structural separation and distribution to its shareholders of all our then outstanding shares (the "Spin Off").

Recent Event Highlights

Fiscal year 2023 held many accomplishments across Cerence as we work to transform the mobility experience. We secured important customer wins globally, including securing 14 strategic design wins including nine for our Cerence Assistant platform; adding nine new customers, including two additional two-wheeler customers; achieving five competitive displacements against niche competitors and consumer tech; attaining additional wins in AIoT, non-transportation markets; embarking on a product strategy incorporating the latest achievements in Generative AI and Large Language Models (LLMs); showing 15 Proof of Concept programs incorporating new Generative AI technology to global OEMs; and exceeding top and bottom-line performance expectations set at the beginning of the fiscal year.

In fiscal year 2023, we refined our long-term product strategy in response to the significant advancements in Generative AI and LLMs introduced during the fiscal year. This resulted in an evolution of our Destination Next strategy that we believe will serve us and our customers well in supporting our efforts to create uniquely branded immersive companion experiences for our customers.

Cerence believes good governance is critical to achieving long-term shareholder value. We are committed to governance practices and policies that serve the long-term interests of the Company and its shareholders. The following summarizes certain recent enhancements to our corporate governance practices and policies:

- Expanded the size of the Board to nine seats and further increased the diversity of the Board.

- Expanded the Compensation Committee's role in overseeing the Company's environmental, social and governance ("ESG") performance, strategies, goals, and objectives and monitoring evolving ESG risks and opportunities that are relevant to the Committee's oversight responsibilities.

- Updated our policy governing transactions in our securities by directors, officers and employees regarding trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

- Amended and restated our by-laws in connection with recent changes to SEC rules and the Delaware General Corporation Law and after a review of corporate governance matters.

Board of Directors

Our Board of Directors has a diverse mix of directors with complementary qualifications, skills, expertise, experience and attributes, which is essential to ensuring effective oversight of our business strategy and corporate governance practices. The members of the Board are:

	Arun Sarin *Independent Board Chairman* Former CEO, Vodafone Group Plc.	Seasoned global technology and telecommunications executive.		**Sanjay Jha** Former CEO GlobalFoundries, Inc., Motorola Mobility Devices and COO Qualcomm	Extensive knowledge and leadership of technology organizations with significant global management experience.
	Stefan Ortmanns *President and CEO*	Expert in technologies, services, software and go-to-market strategy for the automotive industry.		**Marcy Klevorn** Former CIO, Ford Motor Company and EVP and President, Ford Mobility	Extensive knowledge and leadership of automotive and mobility organizations with significant transformation leadership and corporate governance experience.
	Thomas Beaudoin *Chief Financial Officer*	Abundance of executive, finance, and operational experience in global technology companies.		**Kristi Ann Matus** Former CFO and COO, Buckle Agency	Finance and accounting expert with extensive enabled services experience.
	Marianne Budnik Chief Marketing Officer, VAST Data	Seasoned technology marketing executive at high growth companies.		**Alfred Nietzel** Former CFO, CDK Global Inc.	Finance and accounting expert with extensive experience in the automotive supplier market.
	Douglas Davis Former Senior Vice President, Intel Corp.	Extensive knowledge and leadership of technology organizations with strong global strategic planning, research and development and business acquisitions experience in the automotive industry.			

All independent directors have extensive professional experience relevant to their service on our Board. The chart below highlights specific areas in which we believe our directors have particularly deep experience relevant to our current profile and strategic needs. In this regard, during 2023, Ms. Klevorn joined our Board bringing extensive experience in the automotive and mobility industries.

Skills and Qualifications	Arun Sarin	Marianne Budnik	Douglas Davis	Sanjay Jha	Marcy Klevorn	Kristi Ann Matus	Alfred Nietzel
Board Diversity We are an organization benefiting from directors with a wide range of diverse experiences and backgrounds.	✓	✓		✓	✓	✓	
Business/Industry Knowledge We are a software, solutions and professional services organization benefiting from experienced directors knowledgeable in the industry, markets and channel in which we operate.	✓	✓	✓	✓	✓	✓	✓
Financial We are a global publicly traded company conducting complex financial transactions requiring oversight of the processes associated with our financial management and the integrity of our financial results.	✓			✓	✓	✓	✓
Global/Emerging Markets Experience We are a global organization participating in both mature and emerging markets, and benefit from a Board with prior international exposure and experience.	✓	✓	✓	✓	✓		✓
Leadership We are a complex, global organization benefiting from experienced oversight of our overall strategy and management, including assessing our strategies and operations.	✓	✓	✓	✓	✓	✓	✓
Technology/Innovation We are a leading provider of cognitive assistants using voice recognition and natural language understanding solutions in highly dynamic and competitive markets and benefit from experience in understanding market trends and disruptive technologies and solutions.	✓	✓	✓	✓	✓		

Board Diversity Matrix

We value diversity and believe that diversity among the directors as to professional and personal experiences is desirable, and the board diversity matrix below summarizes certain self-identified personal characteristics of our board members as of November 8, 2023. No directors self-identified as a person with a disability or military veteran.

Board Diversity Matrix for Cerence Inc. As of 11/08/2023				
Total Number of Directors	**9**			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identify				
Directors	3	6		
Part II: Demographic Background				
African American or Black				
Alaskan Native or Native American				
Asian		2		
Hispanic or Latinx				
Native Hawaiian or pacific Islander				
White	3	4		
Two or More Races or Ethnicities				
LGBTQ+				
Did Not Disclose Demographic Background				

Corporate Governance

We are committed to good corporate governance, which we believe promotes the long-term interests of our shareholders, fosters sustained business success, and strengthens our Board of Directors and management accountability. We have the following practices in place to assist us in managing risk in order to promote the long-term interests of our shareholders.

✓ Annual election of directors

✓ Separate Chairman and CEO

✓ Substantial majority of independent directors

✓ 100% independent committee members

✓ Independent directors meet regularly without management present

✓ Shareholder right to call special meetings

✓ Majority voting in director elections with resignation policy

✓ Proxy access

✓ Annual say-on-pay vote

✓ Annual Board self-assessment and review of committee charters and governance policies and procedures

✓ Pay-for-performance philosophy and structure

✓ Stock ownership requirement for directors and named executive officers, with CEO at 5x annual base salary

✓ Anti-hedging and pledging policies

✓ No automatic acceleration of equity awards upon a "change of control"

✓ Use of independent compensation consultant to Compensation Committee

✓ Compensation Clawback Policy

VOTING

Each share of Common Stock entitles the holder thereof to one vote on each of the matters to be acted upon at the 2024 Annual Meeting, including the election of directors. Votes cast online or by proxy at the 2024 Annual Meeting will be tabulated by Mediant Communications, Inc., the Inspector of Elections. Any proxy that is voted according to the instructions included in the proxy card will be voted in accordance with the instructions thereon, and if no instructions are given, will be voted: (1) "FOR" the election of the nine director nominees described in Proposal One; (2); "FOR" approval, on a non-binding, advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement and as described in Proposal Two; and (3) "FOR" ratification of the appointment of BDO USA PC as the Company's independent registered public accounting firm described in Proposal Three. A shareholder may indicate when it votes by the Internet, by telephone or on the enclosed proxy that it is abstaining from voting on a particular matter (an "abstention"). A broker may indicate that it does not have discretionary authority as to certain shares to vote on a particular matter (a "broker non-vote"). Abstentions and broker non-votes are each tabulated separately.

The Inspector of Elections will determine whether or not a quorum is present at the 2024 Annual Meeting. In general, Delaware law and our Second Amended and Restated By-laws ("By-laws") provide that a majority of the shares of Common Stock issued and outstanding and entitled to vote, present online or represented by proxy, constitutes a quorum. Abstentions and broker non-votes of shares that are entitled to vote are treated as shares that are present online or represented by proxy for purposes of determining the presence of a quorum.

For Proposal 1 (Election of Directors), each nominee receiving a majority of the votes cast will be elected. For this purpose, a majority of the votes cast means the number of votes cast for a director nominee must exceed the votes cast against that director nominee, with abstentions and broker non-votes not counted as a vote cast with respect to that director nominee. Each director nominee has provided an irrevocable resignation effective upon such person's failure to receive a majority of the votes cast in an uncontested election. If such director nominee fails to receive a majority of the votes cast, then the Board shall consider such resignation and may either accept such resignation or reject such resignation and seek to address the underlying cause of the vote. The Board shall decide whether to accept or reject the resignation within 90 days following the certification of the shareholder vote. Once the Board makes this decision, the Company will promptly make a public announcement of the Board's decision, including, in the event that the Board rejects the resignation, a statement regarding the reasons for its decision.

For Proposal 2 (Approval, on a non-binding, advisory basis, of the compensation of our named executive officers), an affirmative vote of a majority of the shares of Common Stock entitled to vote thereon and who are present online or represented by proxy is required to approve the proposal. In determining whether this proposal has been approved, abstentions are treated as present online or represented by proxy and entitled to vote, but not as voting for such proposal, and hence have the same effect as votes against such proposal. Because this proposal is a non-binding, advisory vote, the result will not be binding on our Board, our Compensation Committee, or us. However, our Board and our Compensation Committee value input from and the opinions of our shareholders and intend to consider the outcome of the vote when determining the compensation of our named executive officers. Proposal 2 is considered a non-routine matter for which brokers do not have discretionary voting power, and therefore, broker non-votes will have no effect on Proposal 2.

For Proposal 3 (Ratification of the appointment of BDO USA PC as the Company's independent registered public accounting firm for fiscal year 2024), an affirmative vote of a majority of the shares of Common Stock entitled to vote thereon and who are present online or represented by proxy is required to approve the proposal. In determining whether this proposal has been approved, abstentions are treated as present online or represented by proxy and entitled to vote, but not as voting for such proposal, and hence have the same effect as votes against such proposal. Proposal 3 is considered a routine matter for which brokers have discretionary voting power.

All shareholders may vote their shares over the Internet, by telephone or during the annual meeting by going to www.proxydocs.com/CRNC. If you requested and/or received a printed version of the proxy card, you may also vote by mail.

- **By Internet.** You may vote at www.proxypush.com/CRNC, 24 hours a day, seven days a week. You will need the control number included in your Notice of Internet Availability or proxy card (if you received a printed copy of the proxy materials). Votes submitted through the Internet must be received before the polls close at the 2024 Annual Meeting on February 15, 2024.

- **By Telephone.** You may vote using a touch-tone telephone by calling 1-866-390-5267, 24 hours a day, seven days a week. You will need the control number included on your Notice of Internet Availability or proxy card (if you received a printed copy of the proxy materials). Votes submitted by telephone must be received before the polls close at the 2024 Annual Meeting on February 15, 2024.

- **By Mail.** If you received proxy materials, you may submit your vote by completing, signing and dating each proxy card received and returning it promptly in the prepaid envelope we have provided. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than February 15, 2024 at 11:00 a.m. Eastern Time to be voted at the 2024 Annual Meeting.

- **During the Annual Meeting.** You may vote during the annual meeting by going to www.proxypush.com/CRNC. You will need the control number included on your Notice of Internet Availability or proxy card (if you received a printed copy of the proxy materials). If you previously voted via the Internet (or by telephone or mail), it will not limit your right to vote online at the 2024 Annual Meeting.

If you hold your shares through a bank, broker or other nominee, please see the materials they sent to you for information about how to vote before the meeting.

If you vote via the Internet or by telephone, your electronic vote authorizes the named proxies in the same manner as if you signed, dated and returned your proxy card. If you vote via the Internet or by telephone, do not return your proxy card.

VIRTUAL ANNUAL MEETING

The 2024 Annual Meeting will be a completely virtual meeting. We continue to use the virtual annual meeting format to facilitate shareholder attendance and participation by leveraging technology to communicate more efficiently with our shareholders. As such, there will be no physical meeting location, and the meeting will only be conducted via live webcast.

In order to attend, you must register in advance at www.proxydocs.com/CRNC prior to the deadline of February 13, 2024 at 5:00 p.m. Eastern Time. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the meeting and you will have the ability to submit questions, and vote at the meeting. Please be sure to follow instructions found on your Notice of Internet Availability or proxy card (if you received a printed copy of the proxy materials), and/or Voting Instruction Form and subsequent instructions that will be delivered to you via email.

RECORD DATE AND SHARE OWNERSHIP

Holders of record of Common Stock as of the close of business on December 18, 2023 have the right to receive notice of and to vote at the 2024 Annual Meeting. On December 18, 2023, the Company had 41,237,489 shares of Common Stock issued and outstanding.

PROXIES

Proxies for use at the 2024 Annual Meeting are being solicited by the Company from its shareholders. Any person giving a proxy in the form accompanying this Proxy Statement has the power to revoke it at any time before its exercise by (1) filing with the Corporate Secretary of the Company a signed written statement revoking his, her or its proxy; (2) submitting an executed proxy bearing a date later than that of the proxy being revoked; or (3) by submitting a new vote over the Internet or by telephone. A proxy also may be revoked by attendance at the 2024 Annual Meeting and voting online. Attendance at the 2024 Annual Meeting will not by itself constitute the revocation of a proxy. All proxies will be voted in accordance with the instructions contained in those proxies. If no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. On any other matters properly brought before the 2024 Annual Meeting, the named proxies shall vote in accordance with their best judgment.

SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS

Shareholders may present proper proposals or nominations for consideration at the Company's 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting") by submitting their proposals or nominations in writing to the Company's Corporate Secretary in a timely manner. Our By-laws require that certain information and acknowledgements with respect to the proposal or nomination be set forth in the shareholder's notice. A copy of the relevant By-law provision is available upon written request to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Investor Relations. In addition, the By-laws have been filed by the Company with the SEC and may be accessed through the SEC's website at www.sec.gov.

Inclusion of Shareholder Proposals in Proxy Statement

Proposals of shareholders that are intended to be presented at the 2025 Annual Meeting must comply with the requirements of SEC Rule 14a-8. A shareholder's proposal must be delivered to or mailed and received by us no later than September 7, 2024 in order for it to be included in the Company's proxy statement and form of proxy relating to the 2025 Annual Meeting.

Inclusion of Director Nominees in Proxy Statement

Our By-laws provide that a shareholder, or group of up to 20 shareholders, that has owned continuously for at least three years an aggregate of at least 3% of the outstanding Common Stock, may nominate and include in the Company's proxy materials director nominees constituting up to the greater of two or 20% of the number of directors in office as of the deadline for such nomination, provided that the shareholder(s) and nominee(s) satisfy the requirements in the By-laws (a "proxy access nomination"). To be timely, a nomination notice and required information must be delivered to or mailed and received by the Company's Corporate Secretary at our principal executive offices not less than 120 days nor more than 150 days prior to the anniversary of the date that the definitive proxy statement with respect to the preceding year's annual meeting was first released to shareholders; provided, however, that in the event the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder to be timely must be so delivered or received no earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of (1) the 120th day prior to such annual meeting or (2) the 10th day following the date on which we publicly announce the meeting date. Assuming the date of our 2025 Annual Meeting is not so advanced or delayed, shareholders who wish to include a director nominee in our 2025 proxy statement must notify us no earlier than August 8, 2024 and no later than the close of business on September 7, 2024. Such notice must provide the information required by our By-laws.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no later than December 27, 2024.

Inclusion of Shareholder Proposals or Nominations in Annual Meeting Agenda but Not in Proxy Statement

A shareholder proposal or a nomination for director to be presented at the 2025 Annual Meeting that is not to be included in the Company's proxy statement and form of proxy relating to the meeting must be delivered to or mailed and received by the Company's Corporate Secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting as first specified in the Company's notice of meeting; provided, however, that in the event the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder to be timely must be so delivered or received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which we publicly announce the meeting date. Assuming the date of our 2025 Annual Meeting is not so advanced or delayed, shareholders who wish to include a director nominee in our 2025 proxy statement must notify us no earlier than October 18, 2024 and no later than the close of business on November 17, 2024. Such notice must provide the information required by our By-laws.

PROXY SOLICITATION COSTS

The expense of solicitation of proxies will be borne by the Company. In addition to solicitation of proxies by mail, certain officers, directors and Company employees, who will receive no additional compensation for their services, may solicit proxies by telephone or in person. The Company is required to request brokers and nominees who hold stock in their name to furnish this proxy material to beneficial owners of the stock and will reimburse such brokers and nominees for their reasonable out-of-pocket expenses in so doing.

PROPOSAL ONE

ELECTION OF DIRECTORS

At the 2024 Annual Meeting, nine directors will be elected to the Board. The Nominating & Governance Committee of the Board of Directors recommended, and the Board of Directors approved, Arun Sarin, Stefan Ortmanns, Thomas Beaudoin, Marianne Budnik, Douglas Davis, Sanjay Jha, Marcy Klevorn, Kristi Ann Matus and Alfred Nietzel, as nominees for election at the 2024 Annual Meeting as directors. Each person elected as a director will be elected for a one-year term expiring at the 2025 Annual Meeting. Directors hold office until their successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The names of and certain biographical information about the director nominees are set forth below. The information below also includes the specific experience, qualifications, attributes and skills that led to our Board's conclusion that the nominees should serve as a director of Cerence. There are no family relationships among any of our directors or executive officers.

Information Regarding the Nominees for Election as Directors

Board Nominee	Qualifications
Arun Sarin Age: 69  **Independent Chairman of the Board and Nominating & Governance Committee Chair** *Board Member since: October 2019*	Mr. Sarin served as Chief Executive Officer of Vodafone Group Plc from 2003 until his retirement in 2008. Mr. Sarin began his career at Pacific Telesis Group in 1984. He progressed through various management positions there and at AirTouch Communications Inc., from which Pacific Telesis spun off in 1994, and was named President and Chief Operating Officer of AirTouch in 1997. After AirTouch merged with Vodafone in 1999, he was appointed Chief Executive Officer of Vodafone's U.S./Asia-Pacific region. He left Vodafone in 2000 to become Chief Executive Officer of Bluecora (fka InfoSpace, Inc.), and from 2001 until 2003, he served as Chief Executive Officer of Accel-KKR Telecom. Mr. Sarin rejoined Vodafone in 2003 as its group Chief Executive Officer. After his retirement from Vodafone in 2008, he served as a senior advisor to Kohlberg Kravis Roberts & Co. for five years. Mr. Sarin currently serves as a director at The Charles Schwab Corporation and Accenture plc. He previously served as chairman of the board of Trepont Acquisition Corp I, a special purpose acquisition company ("SPAC") and as a director for Cisco Systems from 2009 to 2020, for Safeway, Inc. from 2009 to 2015 and for Blackhawk Network Holdings, Inc. from 2009 to 2018. Mr. Sarin holds M.B.A. and Master of Science (Engineering) degrees from the University of California-Berkeley and a B.S. from the Indian Institute of Technology in Kharagpur, India. Because of his significant global, managerial and financial experience and background in technology and telecommunications, we believe Mr. Sarin is well qualified to serve as a member of our Board.

Stefan Ortmanns Age: 60  *Board Member since: December 2021*	Dr. Ortmanns was appointed our President and CEO on December 15, 2021. Prior to his appointment as President and CEO, Dr. Ortmanns served as our Executive Vice President, Core Products from October 1, 2019 until December 14, 2021, overseeing research and development operations, product management and strategic partnership management. Prior to his appointment as Executive Vice President, Core Products, he was with Nuance and served as its Executive Vice President and General Manager of the Automotive Division from March 2018 until his appointment as our Executive Vice President. As GM of the Automotive Division of Nuance, Dr. Ortmanns was responsible for hybrid, conversational AI-powered solutions for the digital car and automotive-related services that are used by almost all the world's leading automotive manufacturers. He joined Nuance in 2003 and previously held other positions at Nuance including SVP of Engineering and Professional Services for the former Mobile Division. Dr. Ortmanns started working in the speech industry in 1993. Before he joined Nuance, he worked at Philips Speech Processing, Bell Labs, Lucent Technologies, and the University of Technology Aachen. He holds degrees in mechanical engineering and computer science and a Ph.D. in computer science. With more than 30 years of technology leadership and extensive experience in the automotive industry, Dr. Ortmanns brings a deep understanding of AI and machine learning applications, particularly in the automotive sector, all of which we believe makes him well qualified to serve as a member of our Board.
Thomas Beaudoin Age: 70  *Board Member since: October 2019*	Mr. Beaudoin has served as our Chief Financial Officer since May 2022. Previously, he served as Chief Transformation Officer at Qualifacts Systems Inc. and Credible Inc. from April 2021 to April 2022, as Executive Vice President Business Transformation of Nuance from 2017 until 2020, where he was responsible for leading efforts to align and fully leverage technologies within Nuance's key vertical markets and driving growth while improving margins and cost structure. Prior to re-joining Nuance in 2017, Mr. Beaudoin held several executive leadership roles, including CFO of SimpliVity Corp. (now HPE SimpliVity) from 2015 to 2017; Executive Vice President and CFO of Nuance from 2008 to 2015; President and CFO of Polaroid Corporation; Senior Vice President and CFO of Parametric Technology Corporation; and a number of senior finance positions during his 24-year career at Digital Equipment Corporation, then Compaq Computer Corporation (now Hewlett Packard). Mr. Beaudoin holds a B.S.B.A. degree and an M.B.A. from Babson College. With more than 40 years' experience, Mr. Beaudoin has deep insight and experience in developing financial and operational leadership strategies for global enterprises, all of which we believe makes him well qualified to serve as a member of our Board.
Marianne Budnik Age: 55  **Compensation Committee and Nominating & Governance Committee Member** *Board Member since: October 2019*	Ms. Budnik has served as Chief Marketing Officer for VAST Data since September 2023. Previously, she served as Chief Marketing Officer at Talon Cyber Security from March 2022 to August 2023 and Crowdstrike Holdings Inc. from 2020 to March 2022. Prior to joining Crowdstrike, Ms. Budnik served as Chief Marketing Officer for CyberArk Software Ltd. from 2017 to 2020. Her prior experience also includes serving as the Chief Marketing Officer for SimpliVity Corporation (acquired by Hewlett Packard Enterprise) from 2014 to 2017, and as Chief Marketing Officer for Acme Packet, Inc. (acquired by Oracle Corporation) and CA Technologies. Ms. Budnik served as a director at Schibsted Media Group from 2014 to 2017. Ms. Budnik currently serves as a director of F5, Inc. Ms. Budnik holds an M.B.A. from Boston University Questrom School of Business, and a bachelor's degree from Babson College. Ms. Budnik is a seasoned technology marketing executive, experienced in leading transformational marketing initiatives at high growth companies, and driving market disruption with some of the fastest growing B2B start-ups in the technology and telecommunications industries, all of which we believe makes her well qualified to serve as a member of our Board.

Douglas Davis Age: 62  **Nominating & Governance Committee and Strategic Committee Member** *Board Member since: May 2022*	Mr. Davis served in various positions at Intel Corporation from 1984 until his retirement in 2019, most recently serving as Senior Vice President of Intel's Automated Driving Group from 2017 to 2019, which included responsibility for forming the company's automated driving business, establishing Intel as a leading supplier of chip technology for autonomous vehicles, and leading the company's acquisition of Mobileye. From 2015 until 2017, Mr. Davis served as Senior Vice President and General Manager of Intel's Internet of Things group. Mr. Davis is currently a director for Oshkosh Corporation and Verra Mobility. Mr. Davis holds a M.B.A. from the Arizona State University W.P. Carey School of Business and a Bachelor's Degree in Electrical Engineering from New Mexico State University, Mr. Davis is a technology industry veteran who brings to our Board strong global strategic planning experience and business leadership qualities, as well as valuable experience and relationships within the automotive, autonomous driving and IoT industries, which we believe makes him well qualified to serve as a member of our Board.
Sanjay Jha Age: 60  **Strategic Committee Chair and Audit Committee Member** *Board Member since: October 2019*	Mr. Jha is currently an investor and a board member of several privately held companies. Previously, Mr. Jha was a General Partner at Eclipse Ventures from 2019 to 2020, and was the Chief Executive Officer of GlobalFoundries Inc., at the time the second-largest semiconductor foundry business, from 2014 to 2018. Prior to joining GlobalFoundries, Mr. Jha was Chief Executive Officer for Motorola Mobile Devices from 2008 to 2012, a role he held until the company's acquisition by Google. Before joining Motorola, Mr. Jha was at Qualcomm for over 14 years, ending his tenure at Qualcomm as the Chief Operating Officer (2006 to 2008) and President of Qualcomm CDMA Technologies (2002 to 2008). Mr. Jha was a member of the board of directors of the Semiconductor Industry Association and also served as Chairman of the Global Semiconductor Alliance. Mr. Jha previously served as a director at Trepont Acquisition Corp I, a SPAC, from 2020 to April 2022 and he is a member of the board of trustees of UC San Diego and the Salk Institute and serves on the board of several private start-ups. Mr. Jha holds a Ph.D. (2001), and D.Sc (Hon) in Electrical and Electronics Engineering from the University of Strathclyde. He was inducted into the US National Academy of Engineering in 2018. Mr. Jha has an extensive background in the semiconductor and mobility industries and significant managerial, international and technological experience, all of which we believe makes him well qualified to serve as a member of our Board.
Marcy Klevorn Age: 64  **Compensation Committee and Nominating & Governance Committee Member** *Board Member since: June 2023*	Ms. Klevorn is a known and respected automotive and mobility industry leader, having spent 35 years at Ford Motor Company. During her tenure, she held varying executive and leadership roles within the company's information technology organization, including global Chief Information Officer (CIO) and, previously, CIO of Ford Motor Company in Europe. Ms. Klevorn also served as EVP and President of Ford Mobility, where she oversaw Ford Smart Mobility LLC and its acquisitions and other investments that accelerated the company's plans to design, build, grow, and invest in emerging mobility services. In this role, she also chaired the board of Ford Autonomous Vehicles LLC. Ms. Klevorn most recently served as the Chief Transformation Officer of Ford Motor Company, where she accelerated Ford's transformation efforts by refining its corporate governance and fostering adoption of process improvements and agile teams. She also led partnerships with key technology partners and played a critical role in the company's diversity, equity and inclusion efforts until her departure in 2019. Ms. Klevorn currently sits on the Boards of Directors of Northern Trust Corporation and Humana and on the Provost Advisory Committee at the University of Michigan. She holds a bachelor's degree in business from the University of Michigan Stephen M. Ross School of Business. Ms. Klevorn has extensive automotive and mobility industry and transformation expertise as well as corporate governance and key leadership skills developed through her decades of experience, all of which we believe makes her well qualified to serve as a member of our Board.

Kristi Ann Matus Age: 55  **Audit Committee Chair** *Board Member since: September 2019*	Ms. Matus served as the CFO and COO of Buckle Agency LLC from 2020 to July 2022. From 2017 until 2020, Ms. Matus was an executive advisor to Thomas H. Lee Partners. From 2014 to 2016, Ms. Matus served as the Executive Vice President, Chief Financial and Administrative Officer at athenahealth, Inc. From 2012 to 2013, Ms. Matus served as Executive Vice President and Head of Governmental Services at Aetna, Inc. Prior to Aetna, she held several senior leadership roles at United Services Automobile Association, including Executive Vice President and Chief Financial Officer from 2008 to 2012. She began her career at Thrivent where she held various financial and operational roles for over a decade. Ms. Matus currently serves as a director at Ambac Financial Group, Inc., and she has previously served as a director of Alliance Bernstein Holding L.P., Equitable Holdings, Nextech Systems, Tru Optik Data Corp., and Jordan Health Services, Inc. Ms. Matus holds a B.S. degree from University of Wisconsin, Oshkosh. Ms. Matus has extensive management and financial expertise as well as corporate governance and key leadership skills developed through her decades of experience, all of which we believe makes her well qualified to serve as a member of our Board.
Alfred Nietzel Age: 62  **Compensation Committee Chair and Audit Committee Member** *Board Member since: October 2019*	Mr. Nietzel has been an independent consultant since 2017. From 2014 to 2017, Mr. Nietzel served as the Chief Financial Officer and Executive Vice President at CDK Global, Inc., a leading provider of software and information technology solutions to the automotive retail sector. Prior to CDK Global's spin-off, Mr. Nietzel was with Automatic Data Processing, Inc. ("ADP") since 2001 and served as Chief Financial Officer for the Dealer Services Division, Chief Financial Officer for the Employer Services Division and as ADP's Corporate Controller. Prior to joining ADP, Mr. Nietzel served for 17 years with Proctor & Gamble Inc. in numerous financial management roles in the United States, United Kingdom, and Australia. Mr. Nietzel currently serves as the Chairman of the Board of One Span Inc. and as a director at Baxter Credit Union. Mr. Nietzel holds a B.S. degree from Eastern Illinois University. Mr. Nietzel led and orchestrated the financial and administrative execution of the spin-off creating CDK Global in 2014 and has extensive management and corporate experience and financial expertise, all of which we believe makes him well qualified to serve as a member of our Board.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF THE NINE NOMINEES LISTED ABOVE TO SERVE AS DIRECTORS.

CORPORATE GOVERNANCE

Corporate Governance Overview

We are committed to good corporate governance, which we believe promotes the long-term interests of our shareholders and strengthens our Board of Directors and management accountability. Highlights of our corporate governance practices include the following:

- ✓ Annual election of directors

- ✓ Separate Chairman and CEO

- ✓ Substantial majority of independent directors

- ✓ 100% independent committee members

- ✓ Independent directors meet regularly without management present

- ✓ More than 50% of Board members are women or come from a diverse background

- ✓ Shareholder right to call special meetings

- ✓ Majority voting in director elections with resignation policy

- ✓ Proxy access

- ✓ Annual Board self-assessments and review of committee charters and governance policies and procedures

Framework

We have developed a corporate governance framework designed to ensure our Board has the opportunity, authority and practices to review, advise and evaluate our business operations and make decisions independent of management. Our goal is to align the interests of directors, management and shareholders and comply with or exceed the requirements of Nasdaq, and applicable laws and regulations. This framework establishes the practices our Board follows with respect to Board meetings, involvement of senior management, director compensation, CEO performance evaluation, management succession planning and Board committees.

Our Key Corporate Governance Documents

✓ Amended and Restated Certificate of Incorporation	✓ Compensation Committee Charter
✓ Second Amended and Restated By-laws	✓ Nominating & Governance Committee Charter
✓ Corporate Governance Guidelines	✓ Audit Committee Charter
✓ Code of Conduct and Ethics Policy	✓ Related Party Transactions Policy
✓ Director and Executive Stock Ownership Policy	✓ Comprehensive Compensation Clawback Policy

Role of the Board

Our business is managed under the direction of the Board. Management has primary responsibility for the day-to-day operations and affairs of our Company and the role of the Board is to provide independent oversight of management. In its oversight role, the Board, as a whole and through its committees, is responsible for establishing broad corporate policies and reviewing our overall performance. The Board selects and provides for the succession of executive officers and, subject to shareholder election, directors. The Board also evaluates the performance of our Chief Executive Officer, and approves the compensation of our Chief Executive Officer after considering the recommendations of our Compensation Committee. The Board reviews and approves corporate objectives, strategies and annual investment plans, and evaluates significant policies and proposed major commitments of corporate resources. The Board also participates in decisions that have a potential major economic impact on our company. Management keeps our directors informed of Company activity through regular communication, including written reports and presentations at Board and committee meetings, as well as through regular informal updates between meetings with all or a subset of Board members.

Board Leadership Structure

Our current leadership structure splits the roles of CEO and Chairman, with Mr. Sarin serving as our independent Chairman. Our Corporate Governance Guidelines provide our Board of Directors with flexibility to select the appropriate leadership structure based on the specific needs of our business and the best interests of our shareholders. If the Chairperson of the Board is not independent, the Board will appoint a Lead Independent Director upon the recommendation of the Nominating & Governance Committee, which will be a director who qualifies as independent under the applicable rules of Nasdaq.

Independence of our Board

Under the Nasdaq Marketplace Rules, a director will qualify as an "independent director" if, in the opinion of our Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Having an independent Board is core to our governance practices. Our Board is comprised of nine directors. The Board has determined that Mr. Sarin, Ms. Budnik, Mr. Davis, Mr. Jha, Ms. Klevorn, Ms. Matus and Mr. Nietzel are independent under the director independence standards of Nasdaq and the SEC, including Rule 10A-3(b)(1) under the Exchange Act. The Board has also determined that each member of each standing committee of the Board is independent. Dr. Ortmanns, our Chief Executive Officer, and Mr. Beaudoin, our Chief Financial Officer, are not considered "independent directors". In making these determinations, the Board solicited information from each of our directors regarding whether such director, or any member of his or her immediate family, had a direct or indirect material interest in any transaction involving Cerence, or received personal benefits outside the scope of such person's normal consideration.

Key Elements of Board Independence

✓ 7 out of 9 directors are independent.

✓ Executive sessions of independent directors – At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed.

✓ Committee independence – Only independent directors are members of the Board's committees. Each committee meets regularly in executive session.

✓ Independent compensation consultant – The compensation consultant retained by the Compensation Committee is independent of the Company and management as determined by the Compensation Committee after evaluating the six independence factors required by Nasdaq and the SEC.

✓ Independent Board Chair – Arun Sarin currently serves as independent Chair of the Board. Key responsibilities include:

- Calling meetings of the Board and independent directors;
- Setting the agenda for Board meetings in consultation with the CEO, the Corporate Secretary, and other directors;
- Chairing executive sessions and coordinating activities of the independent directors; and
- Leading the Board's annual CEO performance evaluation.

Corporate Governance Guidelines

The Board is governed by its Corporate Governance Guidelines, which were adopted by the Board in September 2019 and are available under "Leadership and Governance – Governance Documents & Committee Charters" in the Investors section of our website, www.cerence.com. These guidelines cover, among other items, the following significant topics:

Board Selection Process and Qualifications.   The Nominating & Governance Committee is responsible for reviewing the appropriate skills and characteristics required of prospective Board members and is responsible for recommending to the Board candidates for directorship. The Nominating & Governance Committee evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that will best serve the interests of the Company and its shareholders. The Board believes that candidates for director should have certain minimum qualifications, including: (1) the highest personal and professional ethics and integrity; (2) skills that are complementary to those of the existing Board; (3) proven achievement and competence in the nominee's field; (4) relevant expertise upon which to be able to offer meaningful advice and guidance to management and make significant contributions to the Company's success; (5) sufficient time to devote to affairs of the Company and contribute to the Company's goals; (6) demonstrated excellence in their field; (7) the ability to exercise sound business judgment; (8) the ability to meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members; and (9) an understanding of the fiduciary responsibilities that are required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities. Among the criteria the Board may consider are experience and diversity, and, with respect to diversity, the Board may consider such factors as gender, race, ethnicity, differences in professional background, experience at policy making levels in business, finance and technology and other areas, education, skill, and other individual qualities and attributes. The Board endorses the value of seeking qualified directors from backgrounds relevant to the Company's mission, strategy and business operations and perceived needs of the Board at a given time.

Director's Eligibility, Education, and Term of Office.   Directors may not serve on the board of directors of more than four other public companies without first obtaining specific approval from the Board. Each director is required to notify the Chairman and the Chair of the Nominating & Governance Committee prior to accepting service on the board of any other public company. Each director also is required to notify the Chairman and the Chair of the Nominating & Governance Committee upon a change in principal professional responsibilities. The Nominating & Governance Committee may consider such change of status in recommending to the Board whether the director should continue serving as a member of the Board. The Board encourages, and the Company will reimburse the costs associated with, directors participating in continuing director education. The Board does not presently believe that it should establish term limits or a mandatory retirement age, as term limits and mandatory retirement ages may result in the loss of long-serving directors who over time have developed unique and valuable insights into our business and therefore can provide significant contributions to the Board. As an alternative to term limits or a mandatory retirement age, the Board will routinely evaluate the directors and evaluate the need for changes to Board composition based on an analysis of skills and experience necessary for the Company.

Board Leadership.   The leadership of the Board shall include a Chairman of the Board and, if the Chairman of the Board is not independent, there shall be a Lead Independent Director recommended by the Nominating & Governance Committee who shall be independent under the applicable rules of Nasdaq. The Chairman of the Board or the Lead Independent Director, as applicable, shall serve as the focal point for independent directors in resolving conflicts with the CEO, or other independent directors, and coordinating feedback to the CEO on behalf of independent directors regarding business issues and Board management.

Committees.   The current committee structure of the Board includes the following standing committees: Audit, Compensation, and Nominating & Governance. Additional committees may be created or disbanded upon approval of the Board. The Nominating & Governance Committee recommends, and the full Board approves, the composition of the Board's standing committees. The charter of each standing committee is subject to review periodically to determine that the charter continues to address the purposes for which the committee was formed.

Creation of Strategic Committee.   On August 1, 2023, in accordance with its charter, the Nominating & Governance Committee recommended, and the full Board approved, the formation of a new ad hoc committee called the Strategic Committee to oversee the implementation by management of the Company's strategy. The Strategic Committee reviews with management the development of the Company's strategy, including the strategic direction and initiatives of the Company and the risks associated with its strategy; meets with management periodically to monitor the Company's progress against its strategic goals; and ensures the Board is regularly apprised of the Company's progress with respect to implementation of any approved strategy. The Strategic Committee consists of independent directors Mr. Jha and Mr. Davis, with Mr. Jha chairing the committee.

Standing Committees of the Board of Directors

The composition, duties and responsibilities of the standing committees of our Board of Directors are as set forth below. Each of these committees has a written charter approved by our Board. Copies of these committee charters are available, without charge, upon request in writing to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Corporate Secretary, or under "Leadership and Governance – Governance Documents & Committee Charters" in the Investors section of our website, www.cerence.com.

The table below provides current membership for each standing committee of the Board:

Director	Audit	Compensation	Governance
Arun Sarin			C
Douglas Davis			M
Thomas Beaudoin			
Marianne Budnik		M	M
Sanjay Jha	M		
Marcy Klevorn		M	M
Kristi Ann Matus	C F		
Alfred Nietzel	M F		C
Stefan Ortmanns			

C Chair   M Member   F Financial expert

Functions of the Standing Committees

Audit Committee

The Audit Committee held 4 meetings during fiscal year 2023.

Current Committee Members:

- Kristi Ann Matus (Chair)
- Sanjay Jha
- Alfred Nietzel

Primary Responsibilities

The Audit Committee was established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee are more fully described in our Audit Committee charter (the charter is available under "Leadership and Governance – Committee Charters" in the Investors section of our website, www.cerence.com), and they include, among other duties:

- Appointing, approving the compensation of, and assessing the engagement and independence of our independent registered public accounting firm;

- Pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

- Reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

- Considering matters relating to our accounting policies and coordinating the oversight and reviewing the adequacy of our internal controls over financial reporting;

- Inquiring about significant risks, reviewing our policies for enterprise risk assessment and risk management, and assessing the steps management has taken to control these risks;

- Establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

- Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

- Preparing the Audit Committee report required by the SEC to be included in our annual proxy statement;

- Reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

- Reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements and reviewing whether non-audit services provided by the independent registered public accounting firm affect the accountants' independence; and

- Reviewing the scope of our annual audits.

Financial Expertise and Independence

The Audit Committee has three members, each of whom is financially literate and meets the enhanced independence standards established by the Sarbanes-Oxley Act of 2002 and related rulemaking of the SEC. In addition, our Board has determined that Ms. Matus and Mr. Nietzel are audit committee financial experts as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act.

Report

The Audit Committee Report is included in this Proxy Statement

Compensation Committee

The Compensation Committee held 7 meetings during fiscal year 2023.

Current Committee Members:
- Alfred Nietzel (Chair)
- Marianne Budnik
- Marcy Klevorn

Primary Responsibilities

The responsibilities of our Compensation Committee are more fully described in our Compensation Committee charter (the charter is available under "Leadership and Governance – Committee Charters" in the Investors section of our website, www.cerence.com), and they include, among other duties:

- Overseeing compensation plans, policies and benefit programs applicable to our executive officers;
- Reviewing and recommending to the Board the compensation of our Chief Executive Officer and approving the compensation of our other executive officers;
- Recommending and reviewing on a periodic basis the compensation payable to our directors in connection with their service on the Board and/or any committees of the Board;
- Overseeing the administration of our equity-based incentive compensation plans and our cash incentive plans where participants include executive officers;
- Reviewing and discussing with management the Company's "Compensation Discussion and Analysis" section included in its proxy statement and producing a report on executive compensation to be included in the proxy statement; and
- Assessing the results of the most recent advisory vote on executive compensation and taking such assessment into consideration when establishing or recommending the compensation of the Company's executive officers.

Independence

The Compensation Committee consists entirely of independent directors, each of whom meets the independence requirements set forth in the Nasdaq rules.

Report

The Compensation Committee Report is included in this Proxy Statement.

Nominating & Governance Committee

The Nominating & Governance Committee held 4 meetings during fiscal year 2023.

Current Committee Members:
- Arun Sarin (Chair)
- Marianne Budnik
- Douglas Davis
- Marcy Klevorn

Primary Responsibilities

The responsibilities of our Nominating & Governance Committee are more fully described in our Nominating & Governance Committee charter (the charter is available under "Leadership and Governance – Committee Charters" in the Investors section of our website, www.cerence.com), and they include, among other duties:

- Overseeing our corporate governance practices;
- Considering and reporting to our Board on matters relating to the identification, selection and qualification of candidates to serve as directors;
- Reviewing and discussing with the CEO and reporting to the Board development and corporate succession plans for the non-CEO members of the executive team;
- Considering the diversity of background, experience and personal characteristics of any nominee for election to the Board in the overall context of the composition of the Board;
- Periodically reviewing environmental, social and governance matters that are relevant to the Committee's oversight responsibilities;
- Recommending to our Board on an annual basis the candidates to be nominated by our Board for election as directors at our annual meeting of shareholders; and
- Overseeing our Board's annual self-assessment.

Independence

The Nominating & Governance Committee consists entirely of independent directors, each of whom meets the independence requirements set forth in the Nasdaq rules.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, Mr. Jha (Past Chair), Mr. Nietzel (Current Chair), and Ms. Budnik served as members of the Compensation Committee. Mr. Klevorn joined the committee in fiscal year 2024. None of the members of the Compensation Committee is or has been an officer or employee of the Company or had any other relationships with us requiring disclosure in this Proxy Statement. In addition, none of the Company's executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on the Board or Compensation Committee.

Meeting Attendance

Each quarter, our Board holds two-day meetings. Committee meetings occur the first day before the Board meeting. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Our Board met 4 times during fiscal year 2023.

In fiscal year 2023, the Board and committees of the Board held a total of 19 meetings. In addition to formal committee meetings, the chair of each committee engaged in regular discussions with management regarding various issues relevant to their respective committees. All directors attended 75% or more of the total number of meetings of the Board and the committees of which they were members during fiscal year 2023.

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of shareholders, directors are encouraged to attend the annual shareholders' meeting. All then incumbent directors attended the 2023 Annual Meeting.

Consideration of Director Nominees

The Nominating & Governance Committee will consider properly submitted shareholder nominations for candidates for membership on the Board as well as candidates recommended for consideration by the Nominating & Governance Committee. Any shareholder nominations must comply with the requirements of the By-laws. In addition, shareholder nominations should be submitted within the timeframe as specified under Shareholder Proposals and Director Nominations for the 2025 Annual Meeting above for inclusion in the proxy materials or agenda, as appropriate, and addressed to: Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Corporate Secretary.

A shareholder that instead desires to merely recommend a candidate for consideration by the Nominating & Governance Committee shall direct the recommendation in writing to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Corporate Secretary, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

The Board believes that candidates for director should have certain minimum qualifications, including: (1) the highest personal and professional ethics and integrity; (2) skills that are complementary to those of the existing Board; (3) proven achievement and competence in the nominee's field; (4) relevant expertise upon which to be able to offer meaningful advice and guidance to management and make significant contributions to the Company's success; (5) sufficient time to devote to affairs of the Company and contribute to the Company's goals; (6) demonstrated excellence in their field; (7) the ability to exercise sound business judgment; (8) the ability to meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members; and (9) an understanding of the fiduciary responsibilities that are required of a member of the Board and the commitment of time and energy necessary to diligently carry out those responsibilities.

Communication with the Board of Directors

Although we do not have a formal policy regarding communications with our Board, we have provided instructions so that shareholders who are interested in communicating with our Board will be able to do so by writing to us at Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Corporate Secretary. Shareholders who would like their submission directed to a particular member of our Board may so specify.

Code of Conduct and Ethics

We have adopted a written Code of Conduct and Ethics that is designed to deter wrongdoing and to promote, among other things:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- the avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in the code of any transaction or relationship that reasonably could be expected to give rise to such a conflict;

- full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications we make;

- compliance with applicable governmental laws, rules and regulations, including foreign corrupt trade practices;

- adherence to all policies, including insider trading policies;

- the prompt internal reporting to an appropriate person or persons identified in the code of violations of the code; and

- accountability for adherence to the code.

A copy of the Company's Code of Conduct and Ethics is available under "Leadership and Governance" in the Investors section of our website, www.cerence.com.

Derivatives Trading, Hedging and Pledging Policies

We prohibit our employees and members of the Board from speculating in our equity securities, including the use of short sales or any trading in publicly available options or derivative securities with respect to Cerence stock. We prohibit our employees and members of the Board from purchasing Cerence stock on margin (*i.e.*, borrowing money from a brokerage firm, bank or other entity in order to buy Cerence stock). In addition, our employees and members of the Board are further prohibited from pledging Company securities as collateral for a loan (whether in a margin account or otherwise).

Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of Company risk. This role is one of informed oversight rather than direct management of risk. The Board reviews and consults with management on strategic direction, challenges and risks faced by the Company. The Board also reviews and discusses with management quarterly financial results and forecasts. The Audit Committee oversees management of financial risks, including investment and foreign currency fluctuation mitigation policies and risks. The Board's oversight on cybersecurity includes updates from senior management and the Company's experts in areas such as cybersecurity threats, and technologies and solutions both deployed internally and for the benefit of the Company's customers, and policies and procedures to address these risks. The Compensation Committee of the Board is responsible for overseeing the management of risks relating to and arising from the Company's compensation plans and arrangements. These committees provide regular reports—generally on a quarterly basis—to the full Board.

Management has responsibility for the direct management and oversight of legal, financial, cybersecurity, privacy and commercial compliance matters, which includes identifying areas of risk and implementing policies, procedures and practices to mitigate the identified risks. Additionally, the CFO and General Counsel provide periodic reports to the Audit Committee concerning financial, tax, legal and compliance related risks. Management also provides the Audit Committee with periodic reports on the Company's compliance programs and efforts, investment policy and practices, and compliance with debt covenants. Management and the Compensation Committee's compensation consultant provide analysis of risks related to the Company's compensation programs and practices to the Compensation Committee.

Corporate Responsibility

At Cerence, our vision is a safer and more enjoyable journey for everyone who comes in contact with our products. We are committed to improving the lives of our employees, customers, partners, shareholders, and the communities in which we live and work. In 2023, we published our ESG report, which outlined our ESG performance and strategy. A copy of the report is available under "About Sustainability" in the Investors section of our website, www.cerence.com.

Board Oversight of ESG.   As set forth in its charter, the Nominating & Governance Committee oversees the Company's ESG performance, strategies, goals and objectives and monitors evolving ESG risks and opportunities. The Compensation Committee periodically reviews ESG matters that are relevant to the Committee's oversight responsibilities, including matters with respect to diversity, equity and inclusion, talent development, employee engagement, and culture. Further, the Audit Committee is engaged to provide regular oversight of ethics and compliance matters. We review our Company-wide initiatives and efforts in this area at least twice a year with the full Board. The Board and its committees offer feedback to management on ESG best practices that help guide the development of our various ESG initiatives.

Environmental.   We are committed to protecting the environment by monitoring and managing our business operations to better understand and continuously reduce our negative impact on the environment. In this regard, we are dedicated to supporting the transition of the automotive industry from internal combustion engines to hybrid and battery electric vehicles. We take energy considerations into account in making decisions regarding the physical data centers that host our information. Within our global facilities, we strive to reuse or recycle our corporate IT equipment (computers, phones, etc.), and instituted a global e-waste recycling program allowing us to collect and recycle many items that we can no longer use such as cables, chargers, and used batteries. We continue to pursue additional ways to prioritize clean energy, reduce water usage, and increase the adoption of environmentally sustainable practices, including mapping our environmental data so we can better understand and manage our carbon footprint. In 2023, we formalized and released a global environmental policy that outlines our comprehensive approach to, and expectations for, building and enforcing a sustaining company in all locations that we operate. To help execute, we also created an employee-led and initiated Green Team focused on identifying and helping us to implement more sustainable business practices in our offices and homes.

Social.   We are committed to attracting and retaining the best and brightest talent and building a culture of transparency, trust and respect. We are a global team that seeks to build a diverse and inclusive workplace built upon the different perspectives, beliefs and backgrounds of our people. Strengthening diversity enables us to bring our collective ideas together to make the best decisions for the global community we serve. In 2023, we released the Cerence Road Map and Charter for Gender Diversity, clearly outlining our mission to drive equitable representation and equal opportunity for all genders at all levels and across all functions throughout the Company. We also have an HR-led Task Force responsible for analyzing the current gender diversity statistics of the Company, establishing future goals, and creating strategies to meet them. We adopted new recruiting strategies, including the Rooney Rule, providing that each new hire candidate pool include at least 30-35% of people identifying as female. We have successfully launched affinity groups for Diversity and Inclusion, Women in Technology, and Working Parents, as well as our Book Club. We celebrated important cultural observances such as Black History Month, Women's History Month, and Pride Month. We also have education opportunities and training and development programs that help to enrich the knowledge and talent across our organization. And, in 2023, we conducted our third company-wide employee engagement survey to determine opportunities to further build our culture.

As a global company operating in 17 countries, we have many activities and interests directed toward serving our communities. In 2022, we established a global network of social committees dedicated to organizing events and initiatives that bring our employees together in service of their communities. We also regularly support STEM (science, technology, engineering and math) education and related initiatives.

Governance.   At the time of the Spin-off, we prioritized having the right people, policies and procedures in place as a standalone company, and believe that sound corporate governance policies and independent oversight are essential elements of a well-run company. See the section of this Proxy Statement entitled "Corporate Governance" for further information regarding our governance policies and processes. In addition, we believe it is important to have directors representing diversity in many dimensions of background, experience and personal characteristics. As set forth in its charter, the Nominating & Governance Committee considers the diversity of background, experience and personal characteristics of any director nominee (including such factors as gender, race, ethnicity, differences in professional background, experience at policy making levels in business, finance and technology and other areas, education, skill, and other individual qualities and attributes) among the Board's members in the overall context of the composition of the Board. Currently, over 50% of the members of our Board are women or come from a diverse background.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Our Compensation Committee is responsible for evaluating and recommending to the Board for approval our non-employee director compensation program. In carrying out this responsibility, the Compensation Committee periodically reviews and evaluates, in consultation with its independent compensation consultant, recent trends in director compensation, related corporate governance best practices, and comparable market data, including data from the peer group that the Compensation Committee uses for executive compensation purposes. The Board retains the ultimate authority to determine the form and amount of director compensation.

Our non-employee director compensation program is intended to (i) ensure that our directors are compensated appropriately for their substantial time commitment and responsibilities given the size and complexity of our operations and the Board's significant oversight and advisory responsibilities, (ii) enable us to attract and retain highly qualified directors, and (iii) be transparent and foster alignment with our shareholders.

The elements of our non-employee director compensation for fiscal year 2023 are as follows:

Fiscal Year 2023 Compensation Structure for Directors

Regular Retainers	
Annual Base Retainer (TOTAL—Cash and Equity)	$235,000
Cash	$100,000
Stock Award*	$135,000
Independent Board Chair Retainer	$ 80,000
Committee Chair Retainers	
Annual Audit Committee Chair Retainer	$ 15,000
Annual Strategic Committee Chair Retainer	$ 15,000
Annual Compensation Committee Chair Retainer	$ 12,500
Annual Nominating and Governance Chair Retainer	$ 10,000

*   In fiscal year 2023, we increased the stock award component of the annual retainer from $125,000 to $135,000.

Annual equity grants to non-employee directors vest in full on the one-year anniversary of the date of grant subject to continued service through such date. Each newly appointed director (i.e., directors appointed prior to the annual shareholders' meeting) is entitled to an annual grant upon appointment to the Board, which vests in full at the conclusion of the current annual vesting period. Non-employee directors are subject to stock ownership guidelines that require non-employee directors to hold equity with a value equal to three times the annual cash retainer for service on the Board and retention of 25% of the net shares received as a result of vesting of RSUs until the ownership guideline is attained.

The following table sets forth a summary of the compensation earned by, or paid to, our non-employee directors in fiscal year 2023:

FISCAL YEAR 2023 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Arun Sarin	190,000	159,156	349,156
Marianne Budnik	100,000	159,156	259,156
Douglas Davis	100,000	159,156	259,156
Sanjay Jha	107,674	159,156	266,830
Marcy Klevorn (3)	33,333	150,781	184,114
Kristi Ann Matus	115,000	159,156	274,156
Alfred Nietzel (4)	107,326	159,156	266,482

(1) Amounts reported in the Stock Awards column represent the grant date fair value of annual RSU awards granted to the non-employee members of the Board of Directors other than Ms. Klevorn during fiscal year 2023, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718") based on the closing market price of our Common Stock on the grant date of February 9, 2023 (which was $29.37 per share). For Ms. Klevorn, the amount reported in the Stock Awards column represents the grant date fair value of her initial RSU Award, computed in accordance with FASB ASC Topic 718 based on the closing market price of our Common Stock on the grant date of June 1, 2023 (which was $28.53). The number of restricted stock units issued was based on the average closing market price of our Common Stock for the 20 days including and preceding the grant date. The use of an average of the closing market price for our Common Stock for purposes of converting dollar value targets into shares is intended to smooth the impact of short-term stock price volatility, thereby mitigating the risk of a windfall or impairment to the award opportunity. As this average stock price differs from the closing market price on the grant date, the values reflected in this table differ from the target values.

(2) As of September 30, 2023, our non-employee directors held the following number of unvested restricted stock units: Mr. Sarin, 5,419 restricted stock units; Ms. Budnik, 5,419 restricted stock units; Mr. Davis, 5,419 restricted stock units; Mr. Jha, 5,419 restricted stock units; Ms. Klevorn, 5,285 restricted stock units; Ms. Matus, 5,419 restricted stock units; and Mr. Nietzel, 5,419 restricted stock units.

(3) Ms. Klevorn was appointed to the Board of Directors on June 1, 2023.

(4) Mr. Nietzel was appointed as Chairman of the Compensation Committee effective March 1, 2023.

EXECUTIVE OFFICERS

The following table provides information regarding our current executive officers.

Executive Officer	Biography
Stefan Ortmanns Age:60 **President and Chief Executive Officer**	Dr. Ortmanns was appointed our President and CEO on December 15, 2021. Prior to his appointment as President and CEO, Dr. Ortmanns served as our Executive Vice President, Core Products from October 1, 2019 until December 15, 2021, overseeing research and development operations, product management and strategic partnership management. Prior to his appointment as Executive Vice President, Core Products, he was with Nuance and served as its Executive Vice President and General Manager of the Automotive Division from March 2018 until his appointment as our Executive Vice President. As GM of the Automotive Division of Nuance, Dr. Ortmanns was responsible for hybrid, conversational AI-powered solutions for the digital car and automotive related services that are used by almost all the world's leading automotive manufacturers. He joined Nuance in 2003 and previously held other positions at Nuance including SVP of Engineering and Professional Services for the former Mobile Division. Dr. Ortmanns started working in the speech industry in 1993. Before he joined Nuance, he worked at Philips Speech Processing, Bell Labs, Lucent Technologies, and the University of Technology Aachen. He holds degrees in mechanical engineering and computer science and a Ph.D. in computer science.
Thomas Beaudoin Age:70 **Chief Financial Officer**	Mr. Beaudoin has served as our Chief Financial Officer since May 2022. Previously, he served as Chief Transformation Officer at Qualifacts Systems Inc. and Credible Inc. from April 2021 to April 2022, as Executive Vice President Business Transformation of Nuance from 2017 until 2020 and was responsible for leading efforts to align and fully leverage technologies within Nuance's key vertical markets, and drive growth while improving margins and cost structure. Prior to re-joining Nuance in 2017, Mr. Beaudoin held several executive leadership roles, including CFO of SimpliVity Corp. (now HPE SimpliVity) from 2015 to 2017; Executive Vice President and CFO of Nuance from 2008 to 2015; President and CFO of Polaroid Corporation; Senior Vice President and CFO of Parametric Technology Corporation; and a number of senior finance positions during his 24-year career at Digital Equipment Corporation, then Compaq Computer Corporation (now Hewlett Packard). Mr. Beaudoin has been a director of Cerence since October 2019. Mr. Beaudoin holds a B.S.B.A. degree and an M.B.A. from Babson College.
Iqbal Arshad Age: 52 **Chief Technology Officer**	Mr. Arshad has served as our Chief Technology Officer since May 2023, leading Cerence's global technology, engineering, and product development organization. From May 2019 until May 2023, Mr. Arshad founded and served as the CEO of xCoefficient. Prior to that, he held Senior Vice President of Engineering & Product Development positions at Lenovo (May 2014-September 2016) and Google (May 2011-May 2014) where he was responsible for building global product, technology, and engineering organizations to drive innovation and deliver products globally. Mr. Arshad is currently an adjunct professor at Northwestern University and founder and advisor of its Center for Deep Learning lab. He holds a Bachelor's degree in Electrical Engineering from the University of Miami; a Master's degree in Science in Space Systems Engineering with a concentration in spacecraft design with distinction from Johns Hopkins University; and a Master's degree in Engineering Management from Northwestern University.

A Message from Our Compensation Committee

Dear Fellow Shareholder:

Cerence is proud to be part of your portfolio.

As members of the Compensation Committee, we are responsible for the design and oversight of an executive compensation program that will attract, retain and incentivize high caliber talent to lead Cerence. We operate in a cutting-edge, high-growth and ultra-competitive artificial intelligence and technology arena — to succeed, we must attract and retain a management team composed of business leaders, technologists and innovators who have the passion and expertise to execute our strategy and fulfill our vision.

As shareholders will recall, fiscal year 2022 was challenging, as we faced the unexpected departures of several senior executives, including the former CEO. It was also a striking reminder of the retention challenges Cerence faces and will continue to face. Our talent competitors run the spectrum from deep pocketed industry veterans like Apple, Google and Amazon who have the wallet to provide rich compensation packages, to venture-backed AI and technology startups who have the ability to offer sizeable equity packages to attract talent. Against this competitive landscape, the Compensation Committee, as well as the Board of Directors of Cerence, remain committed to a pay-for-performance philosophy, that ties market-competitive compensation to the achievement of the Company's operational, financial and strategic objectives that we believe are core to the creation of sustainable long-term shareholder value.

We would like to take this opportunity to specifically discuss our rationale for implementing a special long-term incentive program in fiscal year 2023.

In fiscal year 2023, Cerence launched its **Destination Next** transformation. Because successfully delivering on this transformation will be critical for Cerence's long-term success, the Compensation Committee determined that it was imperative to incentivize, stabilize and retain our new CEO and certain other key executives who became part of our reorganized leadership team with a compelling long-term incentive award, which we refer to as the Fiscal Year 2023 Transformation Incentive Award ("TIA").

In structuring the Fiscal Year 2023 TIA, the Compensation Committee had to balance the potential drawbacks of a larger-than-customary long-term incentive award with the urgent need to incentivize, stabilize and retain the management team with a meaningful equity opportunity. In particular, the Compensation Committee considered the following:

- Criticality of the Chief Executive Officer. Our CEO, Dr. Ortmanns, is an accomplished voice and automotive technology expert and deeply knowledgeable about our technology; retaining Dr. Ortmanns is critical.

- Criticality of the Management Team. Our CEO must be supported by a high performing management team, whose collaboration, cohesion and teamwork are essential for success. Our key executives can be recruited by traditional and non-traditional talent competitors and retention of the management team is critical.

- Criticality of Shareholder Alignment. The incentive program must be aligned with our transformation strategy and pay-for-performance philosophy, foster both motivation and accountability and create an ownership mindset.

Based on the above considerations, the Compensation Committee incorporated the following key features into the Fiscal Year 2023 TIA:

- The TIA is a two-year "front-loaded" grant, covering annual equity grants with respect to both fiscal year 2023 and fiscal year 2024; accordingly, executives who received the TIA are not eligible for any annual equity grants in fiscal year 2024.

- The TIA is entirely in the form of equity awards, consisting of performance-based restricted stock units ("PSUs") (weighted at least 50%) and time-based restricted stock units ("RSUs") (weighted no more than 50%).

- PSU performance targets are aligned to top-line and bottom-line metrics, the achievement of which we believe are critical to the success of our transformation; the 4-year annual performance goals are pre-established at the outset and achievement will be formulaically determined.

- Vesting for earned PSUs will occur as follows:
  - CEO: Cliff vesting 50% after year 3 and 50% after year 4
  - Other NEOs: 50% after year 2, 25% after year 3, and 25% after year 4
- RSUs vest in annual installments of 25% over 4 years.
- The TIA incorporates governance best practices, including "double-trigger" treatment, which requires both a change of control and a subsequent qualifying termination of employment, restrictive covenants and forfeiture in the event of a termination for cause or resignation.

As we continue to position Cerence for success as the category leader in mobility AI, we expect our executive compensation programs to support and reinforce our business strategy, secure our talent and drive long-term value creation. We believe that the Fiscal Year 2023 Transformation Incentive Award is structured to carefully balance a motivational and retentive award, with direct accountability for performance.

We invite you to read the Compensation Discussion and Analysis that follows for more information about the Transformation Incentive Award, the goal-setting considerations for the fiscal year 2023 annual bonus plan and PSUs and other important elements of the executive compensation program.

We ask for your support of our executive compensation program this year. We welcome any questions or feedback that you would like to share with us before our 2024 Annual Meeting of Shareholders, which will be held on February 15, 2024.

Thank you again for your investment in Cerence.

Sincerely,

Alfred Nietzel, Chair

Marianne Budnik

Marcy Klevorn

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (the "CD&A") discusses our compensation policies and determinations that apply to our named executive officers (the "NEOs"). When we refer to our NEOs, we are referring to the following individuals whose fiscal year 2023 compensation is set forth below in the Fiscal Year 2023 Summary Compensation Table and subsequent compensation tables.

Name	Position
Stefan Ortmanns	President and Chief Executive Officer
Thomas Beaudoin	Chief Financial Officer
Iqbal Arshad	Executive Vice President and Chief Technology Officer (effective May 9, 2023)
Prateek Kathpal	Former Executive Vice President and Chief Technology Officer (until May 8, 2023)

While the discussion in the CD&A is focused on our NEOs, many of our executive compensation programs apply broadly across our senior leadership team.

Executive Summary

Say-on-Pay Vote and Shareholder Engagement

The Compensation Committee and the Board of Directors remain committed to a pay-for-performance philosophy that ties compensation to the achievement of the Company's operational, financial, and strategic objectives that are core to the creation of sustainable long-term shareholder value. As a cutting-edge technology company in a highly dynamic and competitive sector, it is critically important that we maintain a market-competitive executive compensation program that enables us to attract and retain talent, both at the senior leadership level and throughout the Company.

The Compensation Committee and the Board of Directors considered the results of our second shareholder "say-on-pay" advisory vote at the 2023 Annual Meeting of Shareholders, at which approximately 93.7% of votes cast were in favor of the fiscal year 2022 compensation of our NEOs. We view this level of support for our executive compensation program as indicative of broad shareholder agreement with the philosophy and policies on which our executive compensation program is premised.

We value the views of our shareholders and continue to be receptive to shareholder feedback about our executive compensation program. Consistent with the recommendation of our Board of Directors and the preference of our shareholders as reflected in the non-binding, advisory vote on the frequency of future say-on-pay votes conducted at our 2022 Annual Meeting of Shareholders, we intend to hold an annual non-binding, advisory vote on the compensation of our NEOs until at least the next non-binding, advisory vote regarding the frequency of future say-on-pay votes, which will occur no later than our 2028 Annual Meeting of Shareholders.

Key Fiscal Year 2023 Compensation Actions

The primary elements of our total direct compensation program for the NEOs and a summary of the actions taken by the Compensation Committee during fiscal year 2023 are set forth below.

Compensation Component	Link to Business and Talent Strategies	Fiscal Year 2023 Compensation Actions
Base Salary	• Competitive base salaries help attract and retain executive talent.	• Base salaries for Dr. Ortmanns and Mr. Beaudoin were increased by 5% effective April 1, 2023 to reflect merit increases and competitive market adjustments. • Base salary for Mr. Arshad was set in connection with his hire based on arms-length negotiations and competitive market data and is reflective of experience, tenure, and responsibilities.
Short-Term Incentive Plan (STIP)	• Focus executives on achieving annual financial and non-financial results that are key indicators of annual financial and operational performance.	• Annual cash incentive awards were earned slightly below target due to below target achievement of certain of the pre-established performance goals. • For fiscal year 2023, STIP bonuses were earned at 96.44% of target for each NEO that was eligible to receive a bonus.
Long-Term Equity Incentive Plan (LTIP) Compensation	• Long-term incentive awards (excluding new hire awards) are equity-based and consist of PSUs weighted at least 50% and RSUs weighted no more than 50%. • PSUs are earned based on achievement of revenue and Adjusted EBITDA margin (each weighted 50%) goals, which are key top-line and bottom-line performance indicators. • RSUs provide focus on stock price growth and serve our talent retention objectives.	• As noted in the "Message from the Compensation Committee," for fiscal year 2023, we awarded Transformation Incentive Awards ("TIA") to Dr. Ortmanns and Messrs. Beaudoin and Kathpal. • Executives who received a TIA are not eligible for an annual equity award in fiscal year 2024. • The fiscal year 2023 performance tranches for outstanding PSUs were earned as follows: - Fiscal 2021 PSU Award (third and final tranche) – Below threshold performance resulted in zero payout. - Fiscal 2022 PSU Award (second tranche) – Below threshold performance resulted in zero payout.

Compensation Component	Link to Business and Talent Strategies	Fiscal Year 2023 Compensation Actions
		- Fiscal 2023 TIA PSU Award / Non-TIA PSU Award (first tranche) – Above target performance resulted in TIA PSUs (held by Dr. Ortmanns and Mr. Beaudoin) and non-TIA PSUs (held by Mr. Arshad) being earned at 144.28% of target; the earned portion of TIAs is subject to a further service-based vesting. • The rigor of the Compensation Committee's goal setting is evidenced by the fact that two of the three PSU performance tranches above resulted in zero payouts. • Mr. Arshad was not employed at Cerence at the time of the TIA grants and, accordingly, received an annual PSU award as part of his new hire compensation. Mr. Arshad also received a sign-on RSU award with a grant value of $2,000,000, which vests in equal installments in November 2023 and November 2024.

Our Executive Compensation Philosophy

The Compensation Committee believes that our executive compensation program should reward actions and behaviors that drive long-term shareholder value creation and seeks to foster these objectives through a compensation system that focuses heavily on variable, performance-based incentives that create a balanced focus on our short-term and long-term financial, operational and strategic goals. To that end, the Compensation Committee's goal is to implement an executive compensation program that is built upon the following objectives:

Principle	Description
Business Driven	Compensation should be aligned with the Company's business goals.
Performance Differentiated	Incentive compensation should create an effective link between pay and performance.
Market Competitive	The total compensation package should be competitive to retain, motivate and incentivize executives to successfully execute our business strategy.
Shareholder Aligned	Compensation should be aligned with shareholder interests by delivering a substantial component in the form of equity-based awards.

For fiscal year 2023, the targeted mix of total direct compensation (excluding new hire equity awards) for our CEO and the other NEOs, on an annualized basis, is illustrated below. We believe the mix of compensation, the allocation between cash and equity, the time horizon between short-term and long-term, and the differentiation between fixed and variable compensation collectively provide appropriate incentives to motivate near-term performance, while providing significant incentives to keep executives focused on longer-term corporate goals that drive shareholder value.

CEO Pay Mix



Average Other NEO Pay Mix



The table below describes the Company's pay components, along with the role and factors for determining each pay component applicable to our NEOs in fiscal year 2023.

Pay Component	Fixed vs. Variable	Role	Determination Factors
Base Salary	Fixed Compensation	• Provides fixed portion of annual cash income	• Competitive market levels and executive's overall experience, tenure, and responsibilities • Annual increases (if any) also consider performance and contribution
STIP	Variable Compensation	• Provides variable portion of annual income (a portion of which is settled in RSUs that vest approximately one month following grant date) • Focuses executives on annual objectives that support long-term strategy and value creation	• Target opportunities based on competitive market levels and skills and performance of executive • Actual payouts based on performance against pre-established annual corporate goals and individual contribution levels
Long-Term Equity Incentive Compensation: • PSUs • RSUs	Variable Compensation	• Incentivizes financial performance to drive value creation • Aligns interests of executives with shareholders • Encourages equity ownership • Promotes retention	• Target awards based on competitive market levels and executive's level of responsibility, criticality of role, retention considerations, individual performance and ability to contribute to the Company's long-term success

Pay Component	Fixed vs. Variable	Role	Determination Factors
			• Realized value based on actual performance against pre-established financial goals and stock price performance

Fiscal Year 2023 Compensation Program Changes

Our compensation programs focus our leadership team on key areas that drive the business forward and align with the long-term interests of our shareholders. For fiscal year 2023, the Compensation Committee made important changes to both the short-term and long-term incentive programs to continue driving performance and reinforce our strategic objectives.

Fiscal Year 2023 STIP Changes

The fiscal year 2023 STIP consists of both financial measures and strategic objectives:

- Consistent with the prior year, financial measures consisting of revenue, Adjusted EBITDA and bookings are the predominant factors and weighted 90%; and

- For fiscal year 2023, a new strategic scorecard was added to evaluate critical strategic objectives (in addition to customer satisfaction and employee satisfaction goals), weighted 10%.

Fiscal Year 2023 Long-Term Incentive Plan ("LTIP") Changes

- For fiscal year 2023, the NEOs (with the exception of Mr. Arshad) received TIA grants with the following key features:

  - The Fiscal Year 2023 TIA is a two-year "front-loaded" grant, covering annual equity grants with respect to both fiscal year 2023 and fiscal year 2024; accordingly, executives who received the Fiscal Year 2023 TIA will not be eligible for any annual equity grants in fiscal year 2024.

  - The Fiscal Year 2023 TIA is entirely in the form of equity awards, consisting of PSUs (minimum 50% weighting) and time-based RSUs (maximum 50% weighting).

  - PSU performance targets are aligned to top-line and bottom-line metrics, the achievement of which we believe is critical to the success of our transformation and growth; the 4-year annual performance goals are pre-established at the outset and achievement will be formulaically determined.

  - RSUs vest in annual installments of 25% over 4 years.

  - Vesting for earned PSUs will occur as follows:

    - CEO: Cliff vesting 50% after year 3 and 50% after year 4

    - Other NEOs: 50% after year 2, 25% after year 3 and 25% after year 4

  - The TIA incorporates governance best practices, including "double-trigger" treatment, which requires both a change of control and a subsequent qualifying termination of employment, restrictive covenants and forfeiture in the event of a termination for cause or resignation.

- As noted above, TIA PSUs are subject to time-based vesting in addition to performance-based vesting, with the first vesting occurring after completion of the third performance year for the CEO and after the second performance year for the other NEOs. The CEO's cliff vesting is consistent with best practice; for the other NEOs, this marks an evolution of our PSU program which previously vested on an annual basis. Beginning with annual PSU grants in fiscal year 2025, it is our intention that PSU awards for all NEOs will cliff vest upon completion of the full performance period.

Fiscal Year 2023 Compensation Snapshot

The Company's fiscal year 2023 executive compensation program can be summarized as follows:

	Fiscal Year 2023 Total Direct Compensation Element			
	STIP		LTIP	
	Base Salary	Annual Bonus	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units
When Granted	Annually	Annually	Annually But no award in fiscal year 2024 for NEOs who received a TIA	Annually But no award in fiscal year 2024 for NEOs who received a TIA
Form of Delivery	Cash	Cash / Equity	Equity	Equity
Type of Performance	Short-Term Emphasis (Fixed)	Short-Term Emphasis (Variable)	Long-Term Emphasis (Variable)	Long-Term Emphasis (Variable)
Performance Period	—	1 year	TIA has pre-established 4-year annual goals, measured during each fiscal year Non-TIA has pre-established 3-year annual goals, measured during each fiscal year	—
Vesting Period	—	1 year	CEO TIA PSUs – Cliff vesting 50% after year 3 and 50% after year 4 Other NEO TIA PSUs (Messrs. Beaudoin and Kathpal) - 50% after year 2, 25% after year 3 and 25% after year 4 Non-TIA PSUs (Mr. Arshad) – 66.66% after year two and 33.33% after year 3	TIA RSUs—4-year ratable vesting Non-TIA RSUs – 3 year ratable vesting
How Payout Is Determined	Compensation Committee Determination	Pre-Established Formula / Individual Performance Modifier	Pre-Established Formula	Value dependent on stock price at each vesting date

	Fiscal Year 2023 Total Direct Compensation Element			
		STIP	LTIP	
	Base Salary	Annual Bonus	Performance-Based Restricted Stock Units	Time-Based Restricted Stock Units
Performance Measures	—	Revenue (30%), Bookings (30%), Adjusted EBITDA (30%) and Strategic Scorecard (10%)	Revenue (50%) and Adjusted EBITDA margin (50%)	—

Compensation Governance

We are committed to good compensation governance, which we believe promotes the long-term interests of our shareholders, fosters sustained business success, and strengthens Board and management accountability. We have the following practices in place to promote the long-term interests of our shareholders.

What We Do	What We Don't Do
✓ Pay for performance by providing a significant percentage of target annual compensation in the form of variable, at-risk compensation	✗ We do not allow single-trigger acceleration of equity awards upon a change of control
✓ Pre-established performance goals that are aligned with creation of shareholder value	✗ We do not have excise tax gross-ups
✓ Market comparison of executive compensation against a relevant peer group of companies	✗ We do not allow repricing of underwater stock options
✓ Use of an independent compensation consultant reporting to the Compensation Committee and providing no other services to the Company	✗ We do not allow hedging or short sales of our securities
✓ Robust stock ownership guidelines	✗ We do not allow pledging of our securities
✓ Mitigate undue risk	
✓ Comprehensive Clawback policy	
✓ Annual say-on-pay vote	

HOW WE DETERMINE EXECUTIVE COMPENSATION

Oversight Responsibilities for Executive Compensation

The table below summarizes the key oversight responsibilities for executive compensation.

Compensation Committee	• Establishes executive compensation philosophy
	• Approves incentive compensation programs and target performance expectations for STIP awards and LTIP awards
	• Approves all compensation actions for the NEOs other than the CEO, including base salary and target and actual STIP and LTIP awards, and recommends the CEO's compensation to the Board for approval
Board of Directors	• Based on the recommendation of the Compensation Committee, approves all compensation actions for the CEO, including base salary and target and actual STIP and LTIP awards
Independent Committee Consultant – FW Cook	• Provides independent advice, research, and analytical services on a variety of subjects to the Compensation Committee, including compensation of executive officers, non-employee director compensation and executive and director compensation trends and market updates
	• Participates in Compensation Committee meetings as requested and communicates with the Chair of the Compensation Committee between meetings
	• Reports to the Compensation Committee, does not perform any other services for the Company, and has no economic or other ties to the Company or the management team that could compromise its independence or objectivity
CEO and Management	• Management, including the CEO, develops preliminary recommendations regarding compensation matters with respect to all NEOs, other than the CEO, and provides these recommendations to the Compensation Committee
	• Responsible for the administration of the compensation programs once Board and Compensation Committee decisions are finalized

Compensation Peer Group and Market Data

Developing an appropriate compensation peer group for Cerence is challenging because there are few automotive AI companies that are publicly-traded, stand-alone, U.S.-based and size-appropriate. While the Compensation Committee recognized that there is no "perfect peer group" for a company like Cerence, with the assistance of the compensation consultant they endeavored to identify 12 to 24 similarly-sized, high-growth, publicly-traded technology companies that would collectively provide appropriate market reference points for evaluating the competitiveness of our compensation program.

We note that the below peer group was initially approved by the Compensation Committee in March 2021 and used for evaluating fiscal year 2022 compensation levels. In fiscal year 2022, the Compensation Committee considered whether to invest time and resources to update the peer group for purposes of evaluating fiscal year 2023 compensation levels. After deliberation, the Compensation Committee determined not to do so; in particular, in light of the ongoing macro uncertainties in the aftermath of the pandemic, rising interest rates and geopolitical issues impacting the automotive industry and general market volatility, the Compensation Committee concluded that maintaining a stable year-over-year peer group was preferable to making peer group revisions in reaction to uncontrollable macro events with unpredictable time horizons for normalization.

Fiscal Year 2022 and Fiscal Year 2023 Peer Group

8x8	Gentex	SPS Commerce
Altair Engineering	Guidewire	Upland Software
Aspen Technology	LivePerson	Varonis Systems
Blackberry	PROS Holdings	Visteon
Blackline	Rapid 7	Yext
Everbridge		

Note: SailPoint Technologies was removed from the Peer Group following its acquisition by Thoma Bravo on August, 16, 2022.

For reference, the Company's positioning as of fiscal year end on key financial metrics relative to the peer group is provided below:

Revenue (trailing four quarters): Lowest	Market Cap: 22nd percentile
EBITDA (trailing four quarters): 30th percentile	

Data Source: S&P CapitalIQ. Market capitalization calculated as of September 30, 2023

As an additional reference, our Compensation Committee also uses data from the Radford Global Technology executive compensation survey (the "Radford Survey") to evaluate the competitive market when formulating its recommendation for, or approving, the total direct compensation packages for our executive officers. The Radford Survey provides compensation market intelligence and is widely used within the technology industry. The Compensation Committee does not review the specific companies included in the Radford Survey and the data presented to the Compensation Committee is general and not specific to any particular subset of companies.

Due to the nature of our business, we also compete for executive talent with companies outside our peer group, including public companies that are larger and more established than we are or that possess greater resources than we do, and with smaller private companies that may be able to offer greater compensation potential. In setting compensation, the Compensation Committee considers each executive's level and job performance, the executive's duties and responsibilities at the Company compared to the duties and responsibilities of executive officers in similar positions at the peer group companies and in the survey data, and other circumstances unique to the Company, and evaluates whether the compensation elements and levels provided to our executives are generally appropriate relative to their responsibilities at the Company and compensation elements and levels provided to their counterparts in the peer group or within survey data. The Compensation Committee considers both objective and subjective criteria to evaluate Company and individual performance, which allows it to exercise informed judgment and not rely solely on rigid benchmarks. Accordingly, the Compensation Committee does not formulaically tie compensation decisions to any particular range or percentile level of total compensation paid to executives at the peer group companies or survey data.

Fiscal Year 2023 Named Executive Officer Compensation

Base Salary

Base salaries are a fixed amount paid to each executive for performing the executive's normal duties and responsibilities. We determine the amount based on the executive's overall performance, level of responsibility, pay grade and competitive compensation practices. Based on these criteria, in fiscal year 2023, our NEOs received the annual base salary increases set forth in the table below.

	Fiscal Year 2022 Base Salary ($)	Fiscal Year 2023 Base Salary ($)
Stefan Ortmanns (1)	574,520	594,342
Thomas Beaudoin	475,000	498,750
Iqbal Arshad (2)	—	500,000
Prateek Kathpal (3)	500,000	500,000

(1) Base salary for Dr. Ortmanns is paid in Euros. Dr. Ortmanns' fiscal year 2022 base salary was €530,000 and his fiscal year 2023 base salary was €556,500. The listed amounts for Dr. Ortmanns for fiscal year 2022 and fiscal year 2023 are based on an exchange rate of 1 Euro to 1.084 and 1.068 U.S. dollars, respectively.

(2) Mr. Arshad was appointed as our Executive Vice President and Chief Technology Officer on May 9, 2023.

(3) Mr. Kathpal resigned as Executive Vice President and Chief Technology Officer as of May 8, 2023.

Short-Term Incentive Plan

The Compensation Committee has designed our executive compensation program to provide that a significant level of each executive officer's compensation opportunity is performance-based. Accordingly, our NEOs are eligible to receive annual performance-based bonuses under our STIP based on the achievement of performance objectives established at the beginning of the fiscal year.



The annual performance-based cash incentive that each NEO is eligible to receive is based on the individual's target bonus, as a percentage of base salary. The Compensation Committee reviews the target annual bonus opportunities each year to ensure they are competitive. The target annual incentive opportunity as a percent of annual base salary for each of our NEOs for fiscal year 2023 was as follows:

	Fiscal Year 2023 Target Annual Cash Incentive as Percent of Base Salary (%)	Fiscal Year 2023 Target Annual Cash Incentive ($)
Stefan Ortmanns	100%	594,342
Thomas Beaudoin	75%	374,062
Iqbal Arshad (1)	75%	375,000
Prateek Kathpal (2)	75%	375,000

(1) Mr. Arshad was appointed as our Executive Vice President and Chief Technology Officer on May 9, 2023 and was eligible for a full year target bonus under the STIP for fiscal year 2023.

(2) Mr. Kathpal resigned as Executive Vice President and Chief Technology Officer as of May 8, 2023 and was not eligible for any bonus under the STIP for fiscal year 2023.

The Compensation Committee undertakes a rigorous review and analysis to establish annual performance goals under the STIP. For fiscal year 2023, the Compensation Committee established the following goals and payout levels under the STIP:

Metric	Weighting	Rationale for Metric	Payout Range
Revenue	30%	Top line financial metric and a key metric for our investors	50% – 200%
Adjusted EBITDA	30%	Adjusted EBITDA is reflective of our operating performance and a key metric for our investors	50% – 200%
Bookings	30%	Establishes business pipeline	50% – 200%
Strategic Scorecard	10%	Additional strategic metrics consisting of: Customer Satisfaction (C-Sat); Employee Satisfaction (E-Sat); Organization Transformation (OPEX); Software Refactoring; and New Product Traction (booking on licensed deals)	50% – 200%
Individual Contribution	—	Individual contribution is not a specifically weighted metric but is included as a component of the STIP in order to enable the Compensation Committee to differentiate actual payouts based on individual performance as reflected in each executive's demonstrated leadership and decision making, effective communication, promotion of the Company's strategic initiatives and values, business unit or functional accountabilities and commitment to excellence and work ethic. The Compensation Committee's evaluation of an executive's performance relative to these considerations is inherently subjective and is not based on any mathematical calculation or formula; rather, it relies on the collective business experience and judgment of the Compensation Committee to holistically consider the performance of each executive and such executive's contribution to the overall success of the Company.	70% – 130% adjustment factor Regardless of the adjustment factor (if any), the overall STIP payout is capped at 200%

We define Adjusted EBITDA, which is a non-GAAP measure, as consolidated net income (loss), calculated in accordance with GAAP, excluding our stock-based compensation expense, amortization of intangible assets, restructuring and other costs (net), depreciation, total other income (expenses, net), goodwill impairment, and (benefit from) provision for income taxes. In addition, revenue and Adjusted EBITDA are adjusted for any positive or negative foreign exchange impact, to the extent that the actual impact differs from budgeted assumptions.

Bookings is defined as the amount of revenue we expect to earn from an agreement with our customers for products and services. To count as a booking, we expect there to be persuasive evidence of an arrangement, which may be evidenced by a legally binding document or documents, and that the collectability of the amounts payable under the arrangement is reasonably assured. The revenue we may actually recognize from our estimated bookings is subject to multiple factors, including but not limited to the timing of satisfying performance obligations, potential terminations or changes in the scope of programs utilizing our technology and currency fluctuations. There is no comparable GAAP financial measure.

The threshold, target and maximum performance and payout opportunities under the fiscal year 2023 STIP (subject to interpolation between points), along with the actual performance achieved and related payout percentage, are set forth below.

When establishing the fiscal year 2023 goals, the Compensation Committee was cognizant of the fact that the revenue and Adjusted EBITDA goals were being set below the fiscal year 2022 actual levels; however, the target levels were consistent with the Company's fiscal year 2023 guidance and the Committee determined that it would be demotivational to the recently reorganized management team to set the fiscal year 2023 goals at arbitrary performance levels that were disconnected from the guidance and the budget. The Compensation Committee also considered that the STIP is a Company-wide bonus plan and the importance of setting challenging-but-achievable target goals for the Company as a whole, particularly in light of the STIP payout of approximately 39% of target during fiscal year 2022.

	Threshold	Target	Maximum	Actual*	Payout %
Payout%	50%	100%	200%		
Revenue (30%) ($M)	$268	$284	$300	$291.39	146.2%
Adjusted EBITDA (30%) ($M)	$23.4	$34.1	$50	$40.77	142%
Bookings (30%) ($M)	$580	$725	$780	$447.21	0%
Strategic Scorecard (10%)	Scorecard metrics were assessed holistically by the Compensation Committee and deemed achieved at target level				100%

Weighted Average Payout: 96.44%

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*   Note: Actual performance is adjusted to align with the fiscal year 2023 STIP foreign exchange rate.

**   Strategic scorecard consisted of the following metrics: Customer Satisfaction (C-Sat); Employee Satisfaction (E-Sat); Organization Transformation (OPEX); Software Refactoring; and New Product Traction (booking on licensed deals). However, specific targets are not disclosed because they involve confidential commercial or financial information, the disclosure of which would result in competitive harm. However, we have set such goals at challenging levels that we believe are difficult to achieve and would require substantial and sustained performance in order to be achieved at target levels.

The Compensation Committee considered the individual performance of the NEOs and determined that an individual modifier of 100% (i.e., no positive or negative adjustment to formulaic payout) for each NEO was appropriate.

The annual STIP bonuses earned by our NEOs for fiscal year 2023 are set forth in the table below. For fiscal year 2023, the annual STIP bonuses were paid 75% in the form of RSUs and 25% in the form of cash.

	Target STIP Opportunity ($)	Financial Metric Weighted Payout (%)	Fiscal Year 2023 Earned STIP ($)
Stefan Ortmanns	594,342	96.44	573,183
Thomas Beaudoin	374,062	96.44	360,745
Iqbal Arshad (1)	375,000	96.44	361,650
Prateek Kathpal (2)	—	—	—

(1)   Mr. Arshad was appointed as Executive Vice President and Chief Technology Officer as of May 9, 2023. As a result of extensive employment negotiations with Mr. Arshad and in order to offer him a competitive compensation package to ensure he accepted the offer (given the other employment opportunities offered to Mr. Arshad as a highly sought-after chief technology officer), Mr. Arshad's bonus payout was not prorated for fiscal year 2023.

(2)   Mr. Kathpal resigned as Executive Vice President and Chief Technology Officer as of May 8, 2023 and was not eligible for any bonus under the STIP for fiscal year 2023.

Long-Term Incentive Program

We provide long-term incentive compensation to our executive officers, including the NEOs, under our LTIP in the form of PSUs and RSUs. These awards are designed to align the interests of our executive officers with those of our shareholders, and to improve our long-term profitability and stability through the attraction and retention of superior talent.

The Compensation Committee believes the approach of granting a balanced mix of performance-based and time-based equity awards enhances our ability to both drive performance and retain our executive officers by providing equity awards that will be fully earned only if they remain with us for several years. The value of equity awards granted to each NEO is intended to be market competitive and reflective of each executive's skill set, experience, role, and responsibilities.

Each executive officer generally has an annual long-term equity incentive target grant denoted in terms of a dollar value, which is allocated equally between PSUs and RSUs. The dollar value is converted into an equivalent number of RSUs and a target number of PSUs based on the average closing price of the Company's Common Stock during the 20 trading day period preceding the grant date (closing price on grant date included). The use of an average Common Stock closing price for purposes of converting dollar value targets into shares is intended to smooth the impact of short-term stock price volatility, thereby mitigating the risk of a windfall or impairment to the award opportunity.

Fiscal Year 2023 Transformation Incentive Awards

As discussed earlier in the "Letter from the Compensation Committee," the fiscal year 2023 LTIP consisted of a Transformation Incentive Award for Dr. Ortmanns, Mr. Beaudoin and Mr. Kathpal. The TIA has the following key aspects:

o   The TIA is a two-year "front-loaded" grant, covering both fiscal year 2023 and fiscal year 2024 annual equity awards; accordingly, executives who receive the TIA will <u>not</u> be eligible for any annual equity grants in fiscal year 2024.

o   The TIA is entirely in the form of equity awards, consisting of PSUs (weighted at least 50%) and RSUs (weighted no more than 50%).

o   PSU performance targets are aligned to top-line (revenue) and bottom-line (Adjusted EBITDA margin) metrics, the achievement of which we believe is critical to the success of our transformation and growth.

   ▪   The PSUs have 4-year performance goals that are pre-established at the outset and achievement will be formulaically determined.

o   RSUs vest in annual installments of 25% over 4 years.

o   Vesting of earned PSUs will occur as follows:

   ▪   CEO: Cliff vesting of 50% after year 3 and 50% after year 4

   ▪   Other NEOs: 50% after year 2, 25% after year 3 and 25% after year 4

o   The TIA incorporates governance best practices, including "double-trigger" treatment, which requires both a change of control and a subsequent qualifying termination of employment, restrictive covenants and forfeiture in the event of a termination for cause or resignation.

In establishing the transformation incentive program for fiscal year 2023, the Compensation Committee had to balance the potential drawbacks of a larger-than-customary incentive with the urgent need to incentivize, stabilize and retain the management team with a meaningful equity opportunity. In that regard, the Compensation Committee carefully considered the following:

   -   <u>Criticality of the Chief Executive Officer</u>. Dr. Ortmanns is an accomplished voice and automotive technology expert and deeply knowledgeable about our technology; retaining Dr. Ortmanns is critical.

   -   <u>Criticality of the Management Team</u>. Our CEO must be supported by a stable and high performing management team, whose collaboration, cohesion and teamwork are essential for success. Our key executives can be recruited by traditional and non-traditional talent competitors, and retention of the management team is critical.

- <u>Criticality of Shareholder Alignment</u>. The transformation incentive program must be aligned with our pay-for-performance philosophy, foster both motivation and accountability, and create an ownership mindset.

Taking into account the foregoing, the Compensation Committee approved the following TIA awards during fiscal year 2023.

	TIA PSU		TIA RSU	
	Target Value ($)	Target Award (#) (2)	Award Value ($)	Award (#) (2)
Stefan Ortmanns	6,000,000	345,224	6,000,000	345,224
Thomas Beaudoin	2,500,000	143,843	2,500,000	143,843
Prateek Kathpal (1)	3,500,000	201,380	2,500,000	143,843

(1) Mr. Kathpal resigned as Executive Vice President and Chief Technology Officer as of May 8, 2023 and his TIA was forfeited.

(2) As noted above, the target grant values of each NEO's TIA PSUs and RSUs were converted into share equivalents based on the average closing market price of our Common Stock for the 20 days including and preceding the grant date (which was $17.38). As this average stock price differed from the closing market price on the grant date (which was $19.20), the target grant values specified in this table differ from the FASB ASC Topic 718 values that are reported for purposes of the Summary Compensation Table and Grants of Plan Based Awards Table below in accordance with SEC rules.

As discussed above, the TIA reflects a two-year "front-loaded" grant and TIA participants are not eligible for an annual equity award in fiscal year 2024. For reference, the table below presents the TIA on an annualized basis:

	TIA PSU—Annualized		TIA RSU—Annualized	
	Target Value ($)	Target Award (#)	Award Value ($)	Award (#)
Stefan Ortmanns	3,000,000	172,612	3,000,000	172,612
Thomas Beaudoin	1,250,000	71,922	1,250,000	71,922
Prateek Kathpal (1)	1,750,000	100,690	1,250,000	71,922

(1) As noted above, Mr. Kathpal's TIA was forfeited upon his resignation.

Mr. Arshad's Fiscal Year 2023 Awards

Mr. Arshad's fiscal year 2023 awards were established in connection with his hiring. Mr. Arshad was a highly sought-after chief technology officer candidate and his compensation package was the result of extensive employment negotiations, as well as extensive discussions by the Board and the Compensation Committee. As summarized in the table below, Mr. Arshad's fiscal year 2023 equity awards consisted of (i) a sign-on RSU award with a grant value of $2,000,000 vesting in equal installments in November 2023 and November 2024, and (ii) an annual long-term incentive award with a grant value of $3,000,000, split evenly between PSUs and RSUs. To create alignment, Mr. Arshad's annual PSU and RSU awards are subject to the same vesting conditions, including performance goals, as the rest of the leadership team, except that his annual RSU and PSU awards vest over three years rather than four years as is the case for the TIA RSUs and PSUs.

	PSU		RSU (inclusive of sign-on award)	
	Target Value ($)	Target Award (#)(1)	Award Value ($)	Award (#)(1)
Iqbal Arshad	1,500,000	56,518	3,500,000	131,875

(1) As noted above, the target grant value of the PSUs and RSUs were converted into share equivalents based on the average closing market price of our Common Stock for the 20 days including and preceding the grant date (which was $26.54). As this average stock price differed from the closing market price on the grant date (which was $25.55), the target grant values specified in this table differ from the FASB ASC Topic 718 values that are reported for purposes of the Summary Compensation Table and Grants of Plan Based Awards Table below in accordance with SEC rules.

LTIP Components, Metrics and Weighting

Details on the types of equity awards granted are provided in the table below.

Equity Award	Rationale and Key Features
PSUs	• Incentivize NEOs to achieve pre-established annual financial goals over a four-year performance period in the case of TIA PSUs and a three-year performance period in the case of non-TIA PSUs. • Earned shares range from 0% for below threshold performance to 200% of target for maximum performance. • PSU performance is measured annually and earned PSUs are subject to further vesting. • TIA PSUs for the CEO cliff vest 50% after three years and 50% after four years and TIA PSUs for Messrs. Beaudoin and Kathpal vest 50% after year two, 25% after year three and 25% after year four, generally subject to continued employment through the date the Company publicly issues its earnings release in the applicable year. • Mr. Arshad's non-TIA PSUs vest 66.66% after year two and 33.33% after year three, generally subject to continued employment through the date the Company publicly issues its earnings release.
RSUs	• Align pay and Company performance as reflected in our stock price. • Encourage retention of our executive officers' services and promote ownership by our executives in Company stock. • TIA RSUs vest in equal annual installments following the grant date over a period of four years, generally subject to continued employment with the Company through the applicable vesting date. • Non-TIA RSUs vest in equal annual installments following the grant date over a period of three years, generally subject to continued employment with the Company through the applicable vesting date.

The performance measures and weightings for the fiscal year 2023 PSU awards (both TIA and non-TIA PSUs) are as follows:

Performance Measures	Weighting	Description

Revenue
 	
Adjusted EBITDA Margin*
	50%
	
	50%
		• Annual goals are pre-established at the beginning of the multi-year performance period
		
		   ○ Achievement is formulaically measured on an annual basis for each completed fiscal year
		
		   ○ When the performance threshold is met, payouts are interpolated on a straight-line basis for performance levels between threshold and target and between target and maximum
		
		• In selecting the metrics, the Compensation Committee considered the impact of overlapping metrics between the STIP and LTIP and noted the following:
		
		   ○ With respect to the Adjusted EBITDA metric, there is differentiation between the STIP (which measures the metric on an absolute basis) and LTIP (which measures the metric on a profitability ratio basis)
		
		   ○ With respect to the revenue metric, the STIP metric is based on a one-year performance period but the LTIP metric is based on pre-established multi-year goals (four years in the case of the TIA PSUs and three years in the case of non-TIA PSUs)
		
		Notwithstanding some overlap, because delivering on these two metrics is foundational to our transformation's success, the Compensation Committee determined to hold management accountable for performance through both the STIP and LTIP.
		
		• While we do not disclose prospective multi-year revenue and Adjusted EBITDA margin goals because they involve confidential commercial or financial information, the disclosure of which would result in competitive harm, we provide complete and transparent disclosure of the goal levels and performance achievement following completion of each applicable performance year. The Compensation Committee set the multi-year revenue and Adjusted EBITDA margin goals at levels that are challenging to achieve and would require substantial and sustained performance in order to be achieved at target levels.
		
		   ○ As shown in the discussion that follows, the rigor of the Compensation Committee's goal setting is evidenced by the fact that two of the three PSU performance tranches that were completed in fiscal year 2023 resulted in zero payouts.

* We define Adjusted EBITDA margin, which is a non-GAAP financial measure, as the adjusted earnings before interest, taxes, depreciation and amortization as a percentage of revenue, as reported by the Company in its earnings announcement for the applicable performance period. In addition, revenue and Adjusted EBITDA are adjusted for any positive or negative foreign exchange impact, to the extent actual impact differs from budgeted assumptions.

Outstanding PSU Awards

The following tables show the performance metrics, weighting and performance achievement with respect to the third and final tranche of the fiscal year 2021 PSUs, the second tranche of the fiscal year 2022 PSUs and the first tranche of the fiscal year 2023 PSUs. The rigor of our goal setting is evidenced by the fact that two of the three PSU performance tranches resulted in zero payouts during fiscal year 2023 – accordingly, the average payout relating to the fiscal year 2023 performance period was approximately 48%.

Fiscal Year 2021 PSUs: Third Tranche Not Earned During Fiscal Year 2023 Performance Period

	Performance Range			Fiscal 2023 Actual*	Earned PSUs (as % of Target)	Weighted Average Payout (as % of Target)
	Threshold	Target	Maximum			
Revenue (50%) ($ millions)	423.06	445.33	476.50	291.39	0	
Adjusted EBITDA (50%) ($ millions)	144.97	152.60	167.86	40.77	0	0

Fiscal Year 2022 PSUs: Second Tranche Not Earned During the Fiscal Year 2023 Performance Period

	Performance Range			Fiscal Year 2023 Actual*	Earned PSUs (as % of Target)	Weighted Average Payout (as % of Target)
	Threshold	Target	Maximum			
Revenue Growth (50%)	3.80%	15.30%	26.80%	-14.12%	0	
Adjusted EBITDA Margin (50%)	30.60%	34.00%	37.40%	13.99%	0	0

Fiscal Year 2023 PSUs: First Tranche Earned During the Fiscal Year 2023 Performance Period

Note: As discussed above, the earned fiscal year 2023 PSUs are subject to further time-based vesting requirements.

	Performance Range			Fiscal Year 2023 Actual*	Earned PSUs (as % of Target)	Weighted Average Payout
	Threshold	Target	Maximum			
Revenue (50%) ($ millions)	268	284	300	291.39	146.2%	144.28%
Adjusted EBITDA Margin (50%)	8.70%	12.0%	16.7%	13.99%	142.4%	

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* Note that actual performance is adjusted to align with the fiscal year 2023 LTIP foreign exchange rate.

The target number of PSUs and aggregate number of earned PSUs for the completed fiscal year 2021-2023 PSU cycle is as follows:

	Fiscal 2021-2023 Target PSUs (#)	Fiscal 2021-2023 Earned PSUs (#)	Fiscal 2021-2023 Earned PSUs as % of Target
Stefan Ortmanns	8,673	4,326	49.9%
Prateek Kathpal (1)	10,407	5,190	49.9%

(1) Upon his termination of employment, Mr. Kathpal forfeited 3,469 unvested PSUs granted in fiscal year 2021. The target number of PSUs and number of earned PSUs for each fiscal year of the in-cycle performance periods is summarized in the table below:

	Target PSUs in Each Tranche	Earned PSUs			
Performance Period		First Tranche	Second Tranche	Third Tranche	Fourth Tranche
Fiscal 2022—2024					
Stefan Ortmanns	10,852	0	0	*Fiscal Year 2024 Performance Period in Progress*	*Not applicable*
Thomas Beaudoin	13,354	0	0		
Prateek Kathpal (1)	5,426	0	0		

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(1) Upon his termination of employment, Mr. Kathpal forfeited 10,853 unvested PSUs granted in fiscal year 2022

Performance Period	Target PSUs in Each Tranche	Earned PSUs			
		First Tranche	Second Tranche	Third Tranche	Fourth Tranche
Fiscal 2023—2026 (TIA PSUs)(1)					
Stefan Ortmanns	86,306	124,521	*Fiscal Year 2024 Performance Period in Progress*	*Fiscal Year 2025 Performance Period Not Started*	*Fiscal Year 2026 Performance Period Not Started*
Thomas Beaudoin	35,962	51,885			

(1) Mr. Kathpal is not listed in this table as his full TIA, including 201,380 PSUs granted in fiscal year 2023, were forfeited upon his termination of employment.

Performance Period	Target PSUs in Each Tranche	Earned PSUs			
		First Tranche	Second Tranche	Third Tranche	Fourth Tranche
Fiscal 2023—2025 (Non-TIA PSUs)					
Iqbal Arshad	18,840	27,182	*Fiscal Year 2024 Performance Period in Progress*	*Fiscal Year 2025 Performance Period Not Started*	*Not applicable*

Other Compensation and Governance Matters

Change of Control and Severance Agreements

The Company or one of its subsidiaries has entered into a Change of Control and Severance Agreement and a Change of Control Equity Acceleration Agreement with Dr. Ortmanns and the Company has entered into a Change of Control Severance Agreement with each of our other NEOs (collectively, the "NEO Severance Agreements"). The Compensation Committee believes that these severance benefits: (1) help secure the continued employment and dedication of our NEOs; (2) are protective of the Company, as severance payments are conditioned on a separation and release agreement in favor of the Company and compliance with confidentiality and restrictive covenant agreements; and (3) are important as a recruitment and retention device, as many of the companies with which we compete for executive talent have similar agreements in place for their senior management. Consistent with market practices, the NEO Severance Agreements do not include change of control-related tax gross-ups.

As noted earlier in the Proxy Statement, Mr. Kathpal resigned as Executive Vice President & Chief Technology Officer on May 8, 2023. In connection with his departure, Mr. Kathpal entered into a Transitional Services and Advisory Agreement (the "Kathpal Agreement"), pursuant to which he agreed to remain with the Company in an advisory role and provide transitional assistance as requested by the Company from May 9, 2023 to November 30, 2023. We did not pay severance to Mr. Kathpal in connection with his employment termination. For further information regarding the transition arrangements, see the section below entitled "*Separation and Transition Arrangements*."

Additional information regarding the NEO Severance Agreements, including a quantification of benefits that would have been received by each currently serving NEO, had the executive's employment terminated on September 30, 2023, is provided under "Fiscal 2023 Potential Payments upon Termination or Change in Control."

Retirement, Health, Welfare, Perquisites and Personal Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, short and long-term disability and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. Our U.S.-based NEOs are also eligible to participate in a separate long-term disability plan and life insurance plan and are eligible to receive reimbursement of financial planning and tax preparation fees and an annual executive physical.

We sponsor a 401(k) defined contribution plan in which our U.S.-based NEOs are eligible to participate, subject to limits imposed by the Internal Revenue Code (the "Code"), to the same extent as our other U.S. based regular employees. We provide matching contributions under the 401(k) plan for all employees, including the NEOs.

For Dr. Ortmanns (who is primarily based in Europe), Cerence pays for an automobile lease and fuel for the leased automobile consistent with local market practice.

Stock Ownership Guidelines

The Board of Directors has adopted stock ownership guidelines for our NEOs and non-employee directors. These guidelines are intended to align the interests of our executive officers and non-employee directors with the interests of our shareholders and also to promote the Company's commitment to sound corporate governance practices.

Under the stock ownership guidelines, the target share ownership levels are five times base salary for our CEO, two times base salary for our other NEOs, and three times the annual cash retainer for the non-employee directors. The following shares count towards satisfaction of the guidelines: shares owned outright by the executive or non-employee director or his or her immediate family members residing in the same household; shares held in trust for the benefit of the executive or non-employee director or his or her family and shares held through an ERISA qualified benefit plan or through the Cerence 2019 Employee Stock Purchase Plan. Unvested performance awards, unexercised stock options, "make-whole" stock awards arising from prior employment, and unvested stock awards granted pursuant to the Company's short-term incentive program do not count for purposes of satisfying the guidelines.

Each NEO and non-employee director must achieve the guideline amount within five years of becoming subject to the guidelines. In addition, until an individual has reached the appropriate target level, an executive is required to retain 25% of the net shares, except as expressly stated in our stock ownership guidelines, most notably, in the case of "make-whole awards," received as a result of the exercise of stock options or vesting of equity awards, and a non-employee director is required to retain 25% of the net shares received as a result of the exercise of stock options or vesting of RSUs. Satisfaction of the stock ownership guidelines is calculated on an annual basis at the end of the calendar year.

Clawback Policy

The Compensation Committee has adopted a Compensation Recovery Policy (the "Clawback Policy"), which provides that, in the event the Company is required to prepare an accounting restatement due to material non-compliance with a financial reporting requirement under the federal securities laws, the Company will recover any incentive-based compensation received by any current or former executive officer (each, a "Covered Person") after the effective date of the policy and during the three-year period preceding the date on which the Company is required to prepare the restatement that is in excess of what would have been paid or earned by such executive officer had the financial results been properly reported ("Excess Incentive-Based Compensation"). In addition, in the event the Company is required to prepare an accounting restatement, the Company will use reasonable efforts to recover from any current or former employee of the Company who is not a Covered Person any Excess Incentive-Based Compensation if the Board (or a committee thereof) determines that such employee committed any act or omission that materially contributed to the circumstances requiring the accounting restatement and such act or omission involved: (i) misconduct, wrongdoing or a violation of any of the Company's rules or of any applicable legal or regulatory requirements in the course of the employment by the Company; or (ii) a breach of a fiduciary duty to the Company or its stockholders. Under the Clawback Policy, in the event the Company is required to prepare an accounting restatement, the Company will also use reasonable efforts to recover from each current or former employee of the Company up to 100% of the incentive-based compensation received by such employee from the Company during the preceding three-year period if the Board (or a committee thereof), determines that such employee's act or omission contributed to the circumstances requiring the accounting restatement and such act or omission involved any of the following: (i) willful, knowing or intentional misconduct or a willful, knowing or intentional violation of any of the Company's rules or any applicable legal or regulatory requirements in the course of employment by the Company or (ii) fraud in the course of the employment by the Company.

Insider Trading Policy; Prohibition on Hedging and Pledging

Our insider trading policy applies to all our employees and directors, including our NEOs. We prohibit our employees and members of the Board from speculating in our equity securities, including the use of short sales or any trading in publicly available options or derivative securities with respect to Cerence stock. We prohibit our employees and members of the Board from purchasing Cerence stock on margin (i.e., borrowing money from a brokerage firm, bank or other entity in order to buy Cerence stock). In addition, our employees and members of the Board are further prohibited from pledging Company securities as collateral for a loan (whether in a margin account or otherwise).

Risk Assessment

In August 2023, the Compensation Committee reviewed and evaluated the Company's executive and employee compensation practices and concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on the Company.

Tax Deductibility Policy

The Compensation Committee takes into consideration the potential tax deductibility of the compensation as one of the factors to be considered when establishing our executive compensation program. However, the Compensation Committee believes that its primary focus should be to structure a compensation program that attracts, retains and rewards our executive officers who are critical to our success. Accordingly, the Compensation Committee retains the flexibility necessary to provide cash and equity-based compensation in line with its compensation philosophy and competitive practices, even if these amounts are not fully tax deductible.

COMPENSATION COMMITTEE REPORT

Our Compensation Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with our management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement, which will be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

Respectfully submitted by the Compensation Committee of the Board of Directors.

Alfred Nietzel, Chair
Marianne Budnik
Marcy Klevorn

The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

FISCAL YEAR 2023 SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows the compensation paid to or earned by the NEOs listed below for the fiscal years indicated.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Stock Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
Dr. Stefan Ortmanns (1)	2023	580,191	—	13,256,602	573,183	28,757	14,438,733
President and Chief Executive Officer	2022	524,464	216,797	4,361,086	222,856	23,492	5,348,695
	2021	360,472	296,136	1,023,414	389,959	11,972	2,081,953
Thomas Beaudoin	2023	486,875	—	5,523,571	360,745	20,455	6,391,646
Chief Financial Officer	2022	195,481	—	2,484,209	56,412	88,105	2,824,207
Iqbal Arshad (2)	2023	213,462	—	4,813,441	361,650	4,774	5,393,327
EVP and Chief Technology Officer							
Prateek Kathpal (3)	2023	300,000	—	7,840,766	—	332,795	8,473,561
Former EVP and Chief Technology Officer	2022	478,776	3,000	2,124,670	145,463	14,862	2,766,771

(1) Dr. Ortmanns was appointed as President and Chief Executive Officer effective December 15, 2021. He previously served as Executive Vice President and General Manager Core Auto BU. Dr. Ortmanns' compensation was originally denominated in Euros and the amounts reported above use an exchange rate of 1 Euro to 1.195 U.S. Dollars for fiscal year 2021, 1 Euro to 1.084 U.S. Dollars for fiscal year 2022 and 1 Euro to 1.068 U.S. Dollars for fiscal year 2023.

(2) Mr. Arshad was appointed as EVP and Chief Technology Officer effective May 9, 2023. His annualized base salary for fiscal year 2023 was $500,000.

(3) Mr. Kathpal resigned as EVP and Chief Technology Officer effective May 8, 2023.

(4) The amount reported in the Bonus column for Dr. Ortmanns for fiscal year 2022 represents a cash award of €200,000 payable to him upon his promotion to the President and Chief Executive Officer role. Dr. Ortmanns was required to repay this amount to us if he voluntarily left Cerence or his employment was terminated for cause within one year of his appointment as President and Chief Executive Officer. The amount reported in the Bonus column for Mr. Kathpal represent two Patent Awards of $1,500, each payable upon filing for a patent under the Cerence Patent Award program. The amount reported in the Bonus column for fiscal year 2021 for Dr. Ortmanns consists of a cash retention bonus provided by Nuance at the time of the announcement for the Spin-Off by Nuance. The cash retention bonus consists of two payments of €247,844, the first of which was made in January 2020 and the second of which was made in January 2021.

(5) As discussed in greater detail in the "Letter from the Compensation Committee" and the CD&A, the fiscal year 2023 stock awards to Dr. Ortmanns and Messrs. Beaudoin and Kathpal consisted of Transformation Incentive Awards. The TIA constitutes a two-year "front-loaded" grant and TIA participants are not eligible for a fiscal year 2024 annual equity award. See tables under the section entitled "Long-Term Incentive Program" in the CD&A for the TIA grant values approved by the Compensation Committee, in aggregate and on an annualized basis.

The fiscal year 2023 stock awards for Mr. Arshad consisted of a sign on RSU award and annual awards consisting of a mix of RSUs and PSUs.

The amounts reported in the Stock Awards column represent the grant date fair value of RSUs and PSUs, calculated in accordance with FASB ASC Topic 718, assuming the probable outcome of the performance conditions and disregarding the effect of any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant date fair value of stock awards are described in note 2(p) of our Audited Financial Statements, which are included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023. The value of the PSUs granted in fiscal year 2023 assuming maximum achievement of the performance conditions is $13,256,602 for Dr. Ortmanns, $5,523,571 for Mr. Beaudoin, $2,888,070 for Mr. Arshad, and $7,732,992 for Mr. Kathpal.

Note: Consistent with the Company's equity grant practice, the approved grant values are converted into share equivalents based on the average closing market price of our Common Stock for the 20 days including and preceding the grant date. As this average stock price differed from the closing market price on the grant date, which

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is the price used to determine the grant date fair values under FASB ASC Topic 718, the grant date fair values specified in the Stock Awards column differ from the equity grant values approved by the Compensation Committee.

In accordance with the terms of the Transitional Services and Advisory Agreement, Mr. Kathpal remained eligible for continued vesting of certain outstanding equity awards during his transition services period contingent on meeting certain metrics. As required by the SEC rules and FASB ASC Topic 718, the amounts reported in the Stock Awards column for Mr. Kathpal for fiscal year 2023 include the fair value of such equity awards but do not take into account forfeitures of equity awards. Mr. Kathpal forfeited RSUs covering 113,308 shares of Common Stock and PSUs covering 215,702 shares of Common Stock upon the termination of his employment. For further information regarding the Transitional Services and Advisory Agreement with Mr. Kathpal, see the section below entitled "Separation and Transition Arrangements."

For fiscal year 2022 for Mr. Beaudoin, this amount also includes $117,227, which is the value of the RSU award he received as compensation for his work as a non-employee member of the Board of Directors of Cerence prior to his appointment as Chief Financial Officer.

(6) The amounts reported in the Non-Equity Incentive Plan Compensation column represent annual bonuses awarded under the STIP, under which bonuses are earned based upon the achievement of certain pre-determined corporate performance metrics. Seventy-five percent (75%) of the value reflected in the table will be converted into and paid in the form of RSUs, which vested in full on January 2, 2024, and twenty-five percent (25%) of the value was paid in cash.

(7) The amounts reported in the All-Other Compensation column represent the incremental cost to Cerence to provide the following benefits and payments:

Name	Automobile Lease and Fuel ($)(a)	Accrued but Unused PTO ($)(b)	Company 401(k) Plan and Pension Contributions ($)(c)	Financial/Tax Planning ($)(d)	Advisory Fees ($)(e)	Other ($)(f)	Total ($)
Stefan Ortmanns	28,757	—	—	—	—	—	28,757
Thomas Beaudoin	—	—	15,213	5,000	—	242	20,455
Iqbal Arshad	—	—	4,673	—	—	101	4,774
Prateek Kathpal	—	72,115	5,538	5,000	250,000	141	332,795

(a) Amounts reported represent actual cost to Cerence for the automobile lease and fuel expenses for Dr. Ortmanns.

(b) Amounts reported represent accrued but unused paid time off paid to Mr. Kathpal upon termination of employment pursuant to the terms of the Cerence PTO Policy.

(c) Amounts reported for U.S. employees represent Company matching contributions to the Cerence 401(k) Retirement Plan (the "401(k) Plan"). Under the 401(k) Plan, Cerence matches 50% of employee contributions up to 6% of eligible compensation.

(d) Amounts reported represent the amount reimbursed by Cerence to U.S. executives for financial and tax advisory and preparation services. This maximum benefit for each NEO is $5,000 per year.

(e) For Mr. Kathpal this amount represents the consulting/advisory fee paid per his Transitional Services and Advisory Agreement.

(f) For Messrs. Beaudoin, Arshad and Kathpal, the amounts reported represent the premiums for long-term disability insurance equal to the difference between the maximum benefit available to executives ($18,500 per month) and other employees ($13,000 per month). For Mr. Kathpal, the amount reported represents the premium for long-term disability insurance and life insurance premiums paid by Cerence for an individual life insurance policy in the amount of $500,000.

FISCAL YEAR 2023 GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth grants of plan-based awards to our NEOs during the fiscal year ended September 30, 2023.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Stefan Ortmanns		297,171	594,342	1,188,684					
	12/02/2022							345,224	6,628,301
	12/02/2022				172,612	345,224	690,448		6,628,301
Thomas Beaudoin		187,031	374,062	748,124					
	12/02/2022							143,843	2,761,786
	12/02/2022				71,922	143,843	287,686		2,761,786
Iqbal Arshad		187,500	375,000	750,000					
	04/28/2023							131,875	3,369,406
	04/28/2023				28,259	56,518	113,036		1,444,035
Prateek Kathpal		187,500	375,000	750,000					
	12/02/2022							143,843	2,761,786
	12/02/2022				100,690	201,380	402,760		3,866,496
	05/08/2023				—	44,857	—		1,212,485

(1) The amounts reported represent the threshold, target and maximum performance-based incentive payments the NEOs could earn pursuant to the STIP for fiscal year 2023, as described in "*Compensation Discussion and Analysis– Fiscal Year Named Executive Officer Compensation – Short Term Incentive Plan* above. The actual amounts earned pursuant to the STIP for fiscal year 2023 are set forth in the "*Non-Equity Incentive Plan Compensation*" column in the Fiscal Year 2023 Summary Compensation Table above*. Mr. Kathpal did not receive payment under the STIP for fiscal year 2023 due to his resignation from employment.

(2) As discussed in greater detail in the "Letter from the Compensation Committee" and the CD&A, the fiscal year 2023 stock awards to Dr. Ortmanns and Messrs. Beaudoin and Kathpal consisted of Transformation Incentive Awards. The fiscal year 2023 TIA constitutes a two-year "front-loaded" grant and TIA participants are not eligible for a fiscal year 2024 annual equity award.

The amounts reported represent the threshold, target and maximum number of PSUs granted to NEOs in fiscal year 2023. These awards will vest and be earned only if certain performance goals are achieved as described in "*Compensation Discussion and Analysis – Fiscal Year Named Executive Officer Compensation – Long Term Incentive Program*" above. The values reported for the PSUs awarded in fiscal year 2023 represent the grant date fair values of such awards assuming the probable outcome of the performance conditions. The value of such awards assuming the maximum achievement of the applicable performance conditions is reported in footnote 5 to the Fiscal Year 2023 Summary Compensation Table above.

(3) For Mr. Arshad, the amount reported includes a new hire award of 75,357 RSUs ($1,925,371). Mr. Kathpal's TIA award was forfeited in its entirety upon his termination of employment.

(4) In accordance with FASB ASC Topic 718, without taking into account forfeitures of equity awards, as required by the SEC rules, for Mr. Kathpal, the amounts reported include the fair value as of the technical modification date of RSUs that remained eligible for continued vesting during his transition period subject to achievement of performance metrics outlined in his Transitional Services and Advisory Agreement. See footnote 5 to the Summary Compensation table above and the section below entitled "*Separation and Transition Arrangements*" for additional information.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth all outstanding equity awards held by our NEOs as of September 30, 2023. The equity awards were all in the form of RSUs and PSUs. For purposes of valuing the outstanding awards, the amounts below are based on a per-share price of $20.37 for the Cerence Common Stock, the closing market price as reported on Nasdaq on September 29, 2023, the last business day of the fiscal year.

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	
Stefan Ortmanns	100,050	2,038,019	(2)	—	—	—
	97,159	1,979,129	(3)	—	—	—
	86,306	1,758,053	(4)	—	—	—
	86,306	1,758,053	(5)	—	—	—
				5,426	110,528	(10)
	124,521	2,536,493	(11)	43,153	879,027	(12)
				86,306	1,758,053	(13)
Thomas Beaudoin	35,961	732,526	(2)	—	—	—
	13,355	272,041	(6)	—	—	—
	35,961	732,526	(3)	—	—	—
	13,354	272,021	(7)	—	—	—
	35,961	732,526	(4)	—	—	—
	35,960	732,505	(5)	—	—	—
	51,885	1,056,897	(14)	24,658	502,283	(15)
				17,980	366,253	(16)
				17,980	366,253	(17)
Iqbal Arshad	18,840	383,771	(2)	—	—	—
	37,679	767,521	(8)	—	—	—
	18,839	383,750	(3)	—	—	—
	37,678	767,501	(9)	—	—	—
	18,839	383,750	(4)	—	—	—
	27,182	553,697	(14)	9,420	191,885	(15)
				9,419	191,865	(16)
Prateek Kathpal (18)	—	—	—	—	—	—

(1) Based upon achievement of threshold performance because fiscal year 2022 performance was below threshold.

(2) Represents RSUs scheduled to vest October 1, 2023 subject to continued employment through the vesting date. For Dr. Ortmanns, this amount includes: 2,891 RSUs granted in fiscal year 2021, 10,853 RSUs granted in fiscal year 2022, and 86,306 RSUs granted in fiscal year 2023. For Mr. Beaudoin, this represents one fourth of the RSU award granted in fiscal year 2023 and, for Mr. Arshad, this represents one third of the annual RSU award granted in fiscal year 2023.

(3) Represents RSUs scheduled to vest October 1, 2024 subject to continued employment through the vesting date. For Dr. Ortmanns, this amount includes 10,853 RSUs granted in fiscal year 2022 and 86,306 RSUs granted in fiscal year 2023. For Mr. Beaudoin, this represents one fourth of the RSU award granted in fiscal year 2023 and, for Mr. Arshad, this represents one third of the annual RSU award granted in fiscal year 2023.

(4) Represents RSUs scheduled to vest October 1, 2025 subject to continued employment through the vesting date. For Dr. Ortmanns, and Mr. Beaudoin this represents one fourth of the RSU award granted in fiscal year 2023 and, for Mr. Arshad, this represents one third of the annual RSU award granted in fiscal year 2023.

(5)   Represents RSUs scheduled to vest October 1, 2026 subject to continued employment through the vesting date. For Dr. Ortmanns and Mr. Beaudoin, this represents one fourth of the RSU award granted in fiscal year 2023.

(6)   Represents RSUs granted to Mr. Beaudoin as a new hire award that vest May 5, 2024 subject to continued employment through the vesting date.

(7)   Represents RSUs granted to Mr. Beaudoin as a new hire award that vest May 5, 2025 subject to continued employment through the vesting date.

(8)   Represents RSUs granted to Mr. Arshad as a new hire award that vest November 15, 2024 subject to continued employment through the vest date.

(9)   Represents RSUs granted to Mr. Arshad as a new hire award that vest November 15, 2024 subject to continued employment through the vest date.

(10) Represents PSUs granted in fiscal year 2022 that vest upon the release of earnings for fiscal year 2024 subject to the achievement of financial measures (revenue growth and Adjusted EBITDA margin) in fiscal year 2024 and continued employment through the vesting date.

(11) Represents PSUs granted in fiscal year 2023 and earned based upon achievement of fiscal year 2023 financial metrics (revenue and Adjusted EBITDA margin) scheduled to vest upon the release of earnings for fiscal year 2025 subject to continued employment through the vesting date.

(12) Represents PSUs granted in fiscal year that vest upon the release of earnings for fiscal year 2025 subject to the achievement of financial measures (revenue and Adjusted EBITDA margin) in fiscal year 2024 and fiscal year 2025 and continued employment through the vesting date.

(13) Represents PSUs granted in fiscal year 2023 that vest upon the release of earnings for fiscal year 2026 subject to the achievement of financial measures (revenue and Adjusted EBITDA margin) in fiscal years 2024, 2025 and 2026 and continued employment through the vesting date.

(14) Represents PSUs granted in fiscal year 2023 and earned based upon fiscal year 2023 performance (revenue and Adjusted EBITDA margin) scheduled to vest upon the release of earnings for fiscal year 2024 subject to continued employment through the vesting date.

(15) Represents PSUs granted in fiscal year 2022 (for Mr. Beaudoin) and fiscal year 2023 that vest upon the release of earnings for fiscal year 2024 subject to the achievement of financial measures in fiscal year 2024 (revenue growth and Adjusted EBITDA margin) and continued employment through the vesting date.

(16) Represents PSUs granted in fiscal year 2023 that vest upon the release of earnings for fiscal year 2025 subject to the achievement of financial measures (revenue and Adjusted EBITDA margin) in fiscal year 2025 and continued employment through the vesting date.

(17) Represents PSUs granted in fiscal year 2023 that vest upon the release of earnings for fiscal year 2026 subject to the achievement of financial measures (revenue and Adjusted EBITDA margin) in fiscal year 2026 and continued employment through the vesting date.

(18) Mr. Kathpal's RSUs that remained eligible to continue to vest pursuant to the Kathpal Agreement vested on September 29, 2023. Mr. Kathpal forfeited the remainder of his outstanding RSUs and PSUs upon the termination of his employment, representing 113,308 RSUs and 215,702 PSUs.

FISCAL YEAR 2023 OPTION EXERCISES AND STOCK VESTED TABLE

The following table sets forth the stock awards that vested, and the value realized upon vesting, by the NEOs during fiscal year 2023. No options were outstanding or vested during fiscal year 2023.

| | Stock Awards | |
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Stefan Ortmanns	56,760	944,768
Thomas Beaudoin	22,906	534,517
Iqbal Arshad	—	—
Prateek Kathpal	83,634	1,558,126

(1) Value calculated by multiplying the number of shares vesting by the closing price of a share of the Cerence Common Stock on the vesting date. The value reported includes the vesting of RSUs granted pursuant to the fiscal year 2022 STIP.

Pension or Non-Qualified Deferred Compensation Plans

There were no pension or non-qualified deferred compensation plans in place for any NEOs in fiscal year 2023.

Change of Control and Severance Agreements

Dr. Ortmanns has entered into a Change of Control Severance Agreement with Cerence GmbH, a wholly-owned subsidiary of the Company, and a Change of Control Equity Acceleration Agreement with the Company (the "CEO Severance Agreements") and Messrs. Beaudoin and Arshad have entered into Change of Control Severance Agreements with the Company (each, a "Severance Agreement").

Dr. Ortmanns

The CEO Severance Agreements provide that in the event that Dr. Ortmanns' employment is terminated by us other than for "cause" (as defined in the CEO Severance Agreements) and for a reason other than death or "disability" (as defined in the CEO Severance Agreements) and such termination occurs outside of the one-year period following a "change of control" (as defined in the CEO Severance Agreements), Dr. Ortmanns will be eligible to receive (i) a lump sum payment equal to 150% of his annual base salary then in effect, (ii) a lump sum payment equal to 150% of his target bonus and a pro-rated percentage of his target bonus for the fiscal year in which the termination occurs, (iii) vesting of the portion of his time-based equity awards that would have vested in the 18-month period following the date of termination, (iv) vesting of the earned portion of his performance-based equity awards for which the performance period is complete as of the date of termination and (v) for any performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination, and provided Dr. Ortmanns has been employed for at least six months of the performance period, except as otherwise provided in the applicable awards agreement, a pro-rated portion of such performance-based award shall remain eligible to vest at the end of the performance period based upon actual achievement of the performance metrics.

If Dr. Ortmanns' employment is terminated by us other than for cause and for a reason other than death or disability or Dr. Ortmanns resigns for "good reason" (as defined in CEO Severance Agreements) within 12 months following a change of control of Cerence, he will instead be eligible to receive, (i) 200% of his annual base salary then in effect, payable in a lump sum, (ii) a lump sum payment equal to (A) 200% of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control plus (B) a pro-rated percentage of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control, (iii) 100% vesting acceleration of his time-based equity awards, and (iv) vesting of his performance-based awards based on actual performance through the date of termination or, if actual performance is not measurable, target performance.

In the event that Dr. Ortmanns' employment is terminated due to death or disability, he (i) will be eligible to receive 100% vesting acceleration of his unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete, and (ii) will remain eligible to earn a pro-rated portion of his performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination based upon actual achievement of the performance metrics.

Mr. Beaudoin

The Severance Agreement with Mr. Beaudoin provides that in the event that Mr. Beaudoin's employment is terminated by us other than for "cause" (as defined in his Severance Agreement) and for a reason other than death or "disability" (as defined in his Severance Agreement) and such termination occurs outside of the one-year period following a "change of control" (as defined in his Severance Agreement), Mr. Beaudoin will be eligible to receive (i) a lump sum payment equal to 100% of his annual base salary then in effect, (ii) a lump sum payment equal to 100% of his target bonus and a pro-rated percentage of his target bonus for the fiscal year in which the termination occurs, (iii) vesting of the portion of his time-based equity awards that would have vested in the 12-month period following the date of termination, (iv) vesting of the earned portion of his performance-based equity awards for which the performance period is complete as of the date of termination, (v) for any performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination, and provided Mr. Beaudoin has been employed for at least six months of the performance period, except as otherwise provided in the applicable awards agreement, a pro-rated portion of such performance-based award shall remain eligible to vest at the end of the performance period based upon actual achievement of the performance metrics and (vi) up to 12 months of Company-paid health insurance under COBRA (at the coverage levels in effect immediately prior to the his termination).

If Mr. Beaudoin's employment is terminated by us other than for cause and for a reason other than death or disability or Mr. Beaudoin resigns for "good reason" (as defined his Severance Agreement) within 12 months following a change of control of Cerence, he will instead be eligible to receive, (i) 150% of his annual base salary then in effect, payable in a lump sum, (ii) a lump sum payment equal to (A) 150% of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control plus (B) a pro-rated percentage of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control, (iii) 100% vesting acceleration of his time-based equity awards, (iv) vesting of his performance-based awards based on actual performance through the date of termination or, if actual performance is not measurable, target performance and (v) up to 18 months Company-paid health insurance under COBRA (at the coverage levels in effect immediately prior to the his termination).

In the event that Mr. Beaudoin's employment is terminated due to death or disability, he (i) will be eligible to receive 100% vesting acceleration of his unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete, and (ii) will remain eligible to earn a pro-rated portion of his performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination based upon actual achievement of the performance metrics.

Mr. Arshad

The Severance Agreement with Mr. Arshad provides that in the event that Mr. Arshad's employment is terminated by us other than for "cause" (as defined in his Severance Agreement) and for a reason other than death or "disability" (as defined in his Severance Agreement) and such termination occurs outside of the one-year period following a "change of control" (as defined in his Severance Agreement), Mr. Arshad will be eligible to receive (i) a lump sum payment equal to 100% of his annual base salary then in effect, (ii) a lump sum payment equal to 100% of his target bonus and a pro-rated percentage of his target bonus for the fiscal year in which the termination occurs, (iii) vesting of the portion of his time-based equity awards that would have vested in the 12-month period following the date of termination, (iv) vesting of the earned portion of his performance-based equity awards for which the performance period is complete as of the date of termination, (v) for any performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination, and provided Mr. Arshad has been employed for at least six months of the performance period, except as otherwise provided in the applicable awards agreement, a pro-rated portion of such performance-based award shall remain eligible to vest at the end of the performance period based upon actual achievement of the performance metrics and (vi) up to 12 months of Company-paid health insurance under COBRA (at the coverage levels in effect immediately prior to the his termination).

If Mr. Arshad's employment is terminated by us other than for cause and for a reason other than death or disability or Mr. Arshad resigns for "good reason" (as defined his Severance Agreement) within 12 months following a change of control of Cerence, he will instead be eligible to receive, (i) 150% of his annual base salary then in effect, payable in a lump sum, (ii) a lump sum payment equal to (A) 150% of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control plus (B) a pro-rated percentage of the greater of (1) his target bonus for the year in which the termination occurs, or (2) his target bonus in effect immediately prior to the change of control, (iii) 100% vesting acceleration of his time-based equity awards, (iv) vesting of his performance-based awards based on actual performance through the date of termination or, if actual performance is not measurable, target performance and (v) up to 18 months Company-paid health insurance under COBRA (at the coverage levels in effect immediately prior to the his termination).

In the event that Mr. Arshad's employment is terminated due to death or disability, he (i) will be eligible to receive 100% vesting acceleration of his unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete, and (ii) will remain eligible to earn a pro-rated portion of his performance-based equity awards with a single three-year performance period for which the performance period is not completed as of the date of termination based upon actual achievement of the performance metrics.

Transformation Incentive Award Agreements

The award agreements for the Transformation Incentive Awards provide that, notwithstanding anything in the CEO Severance Agreements or the relevant Severance Agreements, as applicable, in the event of a termination of employment by the Company other than for cause and for a reason other than death or disability or the executive's resignation for good reason within 12 months following a change of control of Cerence and such termination or resignation occurs within one year following the date of grant of the Transformation Incentive Awards, then, 50% (rather than 100%) of the unvested PSUs underlying such awards would have been eligible for accelerated vesting pursuant to the CEO Severance Agreement or the relevant Severance Agreement and the remaining 50% of the unvested PSUs would have terminated and been forfeited for no consideration upon such termination.

Separation and Transition Arrangements

Mr. Kathpal

Mr. Kathpal resigned as Executive Vice President and Chief Technology Officer effective May 8, 2023. In connection with his resignation, Mr. Kathpal entered into a Transitional Services and Advisory Agreement containing a reaffirmation of Mr. Kathpal's confidentiality obligations to the Company and other restrictive covenants, as well as a general release of claims by Mr. Kathpal (the "Kathpal Agreement"). Pursuant to the Kathpal Agreement, Mr. Kathpal agreed to remain with the Company in an advisory role and provide transitional assistance as requested by the Company from May 9, 2023 through November 30, 2023. During this transitional advisory period, Mr. Kathpal's RSUs that were scheduled to vest in October 2023, representing a total of 44,857 shares of Cerence Common stock, remained eligible to continue to vest based on the achievement of assigned transition metrics. The amount reported for Mr. Kathpal in the Stock Awards column of Summary Compensation Table above represents the fair value attributable to the technical accounting modification of the awards under FASB ASC Topic 718, without giving effect to forfeitures, as required by the SEC rules. Mr. Kathpal was also eligible to earn metric-based advisory fees up to an aggregate amount of $250,000 based on a transition plan mutually agreed upon in writing by Mr. Kathpal and Dr. Ortmanns. Mr. Kathpal achieved the metrics assigned to him and vested in the RSUs that remained eligible to vest and received the full amount of the metric-based advisory fees.

The Compensation Committee's rationale for entering into the Kathpal Agreement was to ensure a smooth transition from Mr. Kathpal to Mr. Arshad. Mr. Kathpal was not eligible for any severance payments, and his other equity awards (consisting of 113,308 RSUs and 215,702 PSUs) were forfeited upon his resignation; the forfeited awards had an aggregate market value of approximately $8,761,536 based on the closing price of Cerence Common Stock on May 8, 2023, the date of forfeiture.

We believe that our CTO transition to Mr. Arshad was successful.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Estimated Payment and Benefits Upon Termination or Change of Control

The amount of compensation and benefits payable to each of our NEOs entitled to severance payments and benefits in various termination and change of control situations has been estimated in the tables below. The amounts received by Mr. Kathpal in connection with the termination of his employment are described above under the heading "Separation and Transition Arrangements." The value of the equity vesting acceleration was calculated for each of the tables below based on the assumption that the change of control and the NEO's employment termination occurred on September 30, 2023. The per share closing price of the Common Stock on Nasdaq as of September 29, 2023, the last trading day of fiscal year 2023, was $20.37, which was used as the value of a share of the Common Stock for the calculations below. The value of RSU vesting acceleration was calculated by multiplying the number of RSUs subject to vesting acceleration as of September 30, 2023, by the per share closing price of Common Stock as of September 29, 2023.

Stefan Ortmanns

The following table describes the potential payments and benefits upon employment termination for Dr. Ortmanns, as if his employment terminated as of September 30, 2023.

Executive Benefits and Payment upon Termination	Termination by Company Without Cause Not in Connection with a Change of Control ($)	Termination by Company without Cause or Resignation for Good Reason within 12 Months Following a Change of Control ($)	Termination Due to Death or Disability ($)
Compensation:			
Cash Severance	2,377,368(1)	2,971,710(2)	—
Health Care Continuation	—	—	—
Acceleration of Equity Awards	6,553,640(3)	11,659,645(4)	10,069,747(5)
Total	8,931,008	14,631,355	10,069,747

(1) Represents (i) 150% of Dr. Ortmanns' annual base salary in effect as of September 30, 2023, (ii) 150% of Dr. Ortmanns' target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Dr. Ortmanns' target bonus for fiscal year 2023.

(2) Represents (i) 200% of Dr. Ortmanns' annual base salary in effect as of September 30, 2023, (ii) 200% of Dr. Ortmanns' target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Dr. Ortmanns' target bonus for fiscal year 2023.

(3) Represents the value attributable to acceleration of the portion of Dr. Ortmanns' time-based equity awards that would have vested in the 18-month period following the date of termination and the earned portion of Dr. Ortmanns' performance-based equity awards for which the performance period is complete as of the date of termination.

(4) Represents the value attributable to acceleration of 100% of Dr. Ortmanns' unvested time-based equity awards, 100% of the target number of unvested non-TIA PSUs, and 50% of the TIA unvested PSUs held by Dr. Ortmanns.

(5) Represents the value attributable to acceleration of 100% of Dr. Ortmanns' unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete as of the date of termination.

Thomas Beaudoin

The following table describes the potential payments and benefits upon employment termination for Mr. Beaudoin, as if his employment terminated as of September 30, 2023.

Executive Benefits and Payment upon Termination	Termination by Company Without Cause Not in Connection with a Change of Control ($)	Termination by Company without Cause or Resignation for Good Reason within 12 Months Following a Change of Control ($)	Termination Due to Death or Disability ($)
Compensation:			
Cash Severance	1,246,874(1)	1,683,280(2)	
Health Care Continuation	19,724(3)	29,586(4)	19,724(3)
Acceleration of Equity Awards	2,061,464(5)	5,373,382(6)	4,531,041(7)
Total	3,328,062	7,086,248	4,550,765(8)

(1) Represents (i) 100% of Mr. Beaudoin's annual base salary in effect as of September 30, 2023, (ii) 100% of Mr. Beaudoin's target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Mr. Beaudoin's target bonus for fiscal year 2023.

(2) Represents (i) 150% of Mr. Beaudoin's annual base salary in effect as of September 30, 2023, (ii) 150% of Mr. Beaudoin's target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Mr. Beaudoin's target bonus for fiscal year 2023.

(3) Represents 12 months of Company-paid health insurance under COBRA at the coverage level in effect on September 30, 2023.

(4) Represents 18 months of Company-paid health insurance under COBRA at the coverage level in effect on September 30, 2023.

(5) Represents the value attributable to acceleration of the portion of Mr. Beaudoin's time-based equity awards that would have vested in the 12-month period following the date of termination and the earned portion of Mr. Beaudoin's performance-based equity awards for which the performance period is complete as of the date of termination.

(6) Represents the value attributable to acceleration of 100% of Mr. Beaudoin's unvested time-based equity awards and 100% of the target number of unvested non-TIA PSUs and 50% of the unvested TIA PSUs held by Mr. Beaudoin.

(7) Represents the value attributable to acceleration of 100% of Mr. Beaudoin's unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete as of the date of termination.

(8) The amount reported excludes the value of the disability benefit payable under a long-term disability insurance policy following a six-month waiting period until the earlier of the date Mr. Beaudoin is no longer disabled, or age 65 ($80,574). The benefit is equal to 60% of base salary with a maximum benefit of $18,500. The maximum period of time for which the benefit may be paid to Mr. Beaudoin as of September 30, 2023 is 15 months. The interest rate used to determine the lump sum present value is 3.56%.

Iqbal Arshad

The following table describes the potential payments and benefits upon employment termination for Mr. Arshad, as if his employment terminated as of September 30, 2023.

Executive Benefits and Payment upon Termination	Termination by Company Without Cause Not in Connection with a Change of Control ($)	Termination by Company without Cause or Resignation for Good Reason within 12 Months Following a Change of Control ($)	Termination Due to Death or Disability ($)
Compensation:			
Cash Severance	1,250,000(1)	687,500(2)	—
Health Care Continuation	—(3)	—(3)	—(3)
Acceleration of Equity Awards	1,704,989(4)	4,054,967(5)	3,239,990(6)
Total	2,954,989	5,742,467	3,239,990(7)

(1) Represents (i) 100% of Mr. Arshad's annual base salary in effect as of September 30, 2023, (ii) 100% of Mr. Arshad's target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Mr. Arshad's target bonus for fiscal year 2023.

(2) Represents (i) 150% of Mr. Arshad's annual base salary in effect as of September 30, 2023, (ii) 150% of Mr. Arshad's target bonus for fiscal year 2023 and (iii) a pro-rated percentage of Mr. Arshad's target bonus for fiscal year 2023.

(3) Mr. Arshad does not participate in the Cerence Health Insurance Plan and is therefore not eligible for COBRA.

(4) Represents the value attributable to acceleration of the portion of Mr. Arshad's time-based equity awards that would have vested in the 12-month period following the date of termination and the earned portion of Mr. Arshad's performance-based equity awards for which the performance period is complete as of the date of termination.

(5) Represents the value attributable to acceleration of 100% of Mr. Arshad's unvested time-based equity awards and 100% of the unvested PSUs held by Mr. Arshad based on actual performance and target performance where performance is not measurable.

(6) Represents the value attributable to acceleration of 100% of Mr. Arshad's unvested time-based equity awards and his earned performance-based equity awards for which the performance period is complete as of the date of termination.

(7) The amount reported excludes the value of the disability benefit payable under a long-term disability insurance policy following a six-month waiting period until the earlier of the date Mr. Arshad is no longer disabled, or age 65 ($80,574). The benefit is equal to 60% of base salary with a maximum benefit of $18,500. The interest rate used to determine the lump sum present value is 3.56%.

PAY VERSUS PERFORMANCE DISCLOSURE

Pursuant to Section 953(a) of the Dodd-Frank Act and Item 402(v) of SEC Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" ("CAP") to the Company's principal executive officer ("PEO") and the Company's non-PEO named executive officers ("Non-PEO NEOs") and certain aspects of the financial performance of the Company. The Compensation Committee does not utilize CAP as a basis for making compensation decisions. For further information concerning our compensation philosophy and how we align executive compensation with our performance, please see the Compensation Discussion & Analysis section of this Proxy Statement.

Pay Versus Performance Table

Fiscal Year[1]	Summary Compensation Table Total for Dr. Ortmanns PEO[2]	Summary Compensation Table Total for Mr. Dhawan PEO[2]	Compensation Actually Paid to Dr. Ortmanns PEO[3]	Compensation Actually Paid to Mr. Dhawan PEO[3]	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[3]	Value of Initial Fixed $100 Investment Based on:[4] Cerence Total Shareholder Return	Value of Initial Fixed $100 Investment Based on:[4] Peer Group Total Shareholder Return[5]	Net Income ($mil.)[6]	Revenue[7] ($mil.)
2023	$14,438,733	—	$ 15,972,323	—	$6,752,845	$ 4,286,095	$ 42	$107	($ 56)	$291
2022	$ 5,348,695	$9,512,933	($ 4,314,610)	($17,453,566)	$2,775,483	($ 1,854,165)	$ 32	$ 90	($311)	$341
2021	—	$7,465,574	—	$ 41,323,599	1,803,823	$ 10,285,852	$197	$144	$ 46	$385

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[1] Dr. Ortmanns succeeded Sanjay Dhawan as PEO in fiscal year 2022 (on December 15, 2021). Mr. Dhawan served as the PEO for the entirety of fiscal year 2021. Our Non-PEO NEOs for the applicable fiscal years were as follows:

- Fiscal year 2023: Thomas Beaudoin, Prateek Kathpal, and Iqbal Arshad

- Fiscal year 2022: Thomas Beaudoin, Mark Gallenberger, Marc Montagner, Prateek Kathpal, and Christophe Couvreur

- Fiscal year 2021: Mark Gallenberger, Stefan Ortmanns, and Leanne Fitzgerald

[2] Amounts reported in these columns represent (i) the total compensation reported in the Summary Compensation Table ("SCT") for the applicable year in the case of our PEOs, Dr. Ortmanns and Mr. Dhawan, and (ii) the average of the total compensation reported in the SCT for the applicable year for our Non-PEO NEOs.

[3] Amounts reported in these columns represent (i) CAP for the applicable year in the case of our PEOs, Dr. Ortmanns and Mr. Dhawan and (ii) the average CAP for the applicable year for our Non-PEO NEOs; adjustments were made to the amounts reported in the SCT for the applicable year. A reconciliation of the adjustments made to the SCT amounts to calculate CAP for our PEOs, Dr. Ortmanns and Mr. Dhawan, and for the average of the Non-PEO NEOs in accordance with the requirements of Item 402(v) of Regulation S-K is set forth in the following table:

	Fiscal Year 2023		Fiscal Year 2022			Fiscal Year 2021	
	Dr. Ortmanns PEO	Average Non-PEO NEOs	Dr. Ortmanns PEO	Mr. Dhawan PEO	Average Non-PEO NEOs	Mr. Dhawan PEO	Average Non-PEO NEOs
Summary Compensation Table Total	$ 14,438,733	$ 6,752,845	$ 5,348,695	$ 9,512,933	$ 2,775,483	$ 7,465,574	$ 1,803,823
Minus Change in Pension Value Reported in SCT for the Fiscal Year	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Plus Pension Value Service Cost for the Fiscal Year	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Minus Equity Award Value Reported in SCT for the Fiscal Year	$ 13,256,602	$ 6,059,259	$ 4,361,086	$ 9,329,311	$ 2,450,148	$ 5,806,759	$ 955,131
Plus Year End Fair Value of Equity Awards Granted During the Covered Year that Remain Outstanding and Unvested as of Last Day of the Fiscal Year	$ 14,842,886	$ 3,379,689	$ 854,690	$ 1,881,873	$ 536,461	$10,606,123	$ 1,684,584
Plus Year over Year Change in Fair Value as of the Last Day of the Fiscal Year of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	($ 52,694)	($ 8,411)	($6,984,598)	$ 0	($1,346,670)	$21,363,485	$ 6,688,566
Plus Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Fiscal Year	$ 0	$ 318,036	$ 0	$ 0	$ 0	$ 0	$ 0
Plus Year over Year Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested During the Fiscal Year	$ 0	$ 53,567	$ 827,689	$ 348,221	$ 2,084	$ 7,695,176	$ 1,064,011
Minus Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Fiscal Year	$ 0	$ 150,371	$ 0	$ 19,867,283	$ 1,371,374	$ 0	$ 0
Plus Value of Dividends or other Earnings Paid on Equity Awards Not Otherwise Reflected in Fair Value or Total Compensation for the Fiscal Year	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Compensation Actually Paid	$ 15,972,323	$ 4,286,095	($4,314,610)	($17,453,566)	($1,854,165)	$41,323,599	$10,285,852

In the table above, the unvested equity fair values were calculated on each of the required measurement dates using assumptions based on criteria consistent with those used for grant date fair value calculations and in accordance with the methodology used for financial reporting purposes. For unvested awards subject to performance-based vesting conditions, the fair values were based on the probable outcome of such performance-based vesting conditions as of the last day of the year.

(4) Total Shareholder Return ("TSR") is cumulative for the measurement periods beginning on September 30, 2020 and ending on September 30 of each of 2023, 2022 and 2021, respectively. TSR is calculated by dividing the difference between the price of the Company's common stock at the end and the beginning of the measurement period by the price of the Company's common stock at the beginning of the measurement period. No dividends were paid by the Company during fiscal years 2021, 2022, or 2023.

(5) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. Our peer group for these purposes is the S&P Software & Services Select Industry Index, which is the industry index used by the Company for purposes of compliance with Item 201(e) of Regulation S-K for all three fiscal years.

(6) Reflects the Company's net income (loss) reflected in the audited financial statements published in our Annual Report on Form 10-K for the applicable year.

(7) Revenue is the company-selected measure. Values shown reflect revenue as calculated for purposes of our executive compensation program for the applicable reporting fiscal year based on the reporting fiscal year's STIP foreign exchange rate.

Performance Measures Used to Link Company Performance and CAP. The following is a list of performance measures, which in our assessment represent the most important performance measures used by the Company to link compensation actually paid to the named executive officers for fiscal year 2023. Each metric below is used for purposes of determining payouts under either our annual incentive program or vesting of our performance stock units. Please see the CD&A for a further description of these metrics and how they are used in the Company's executive compensation program.

Revenue
Adjusted EBITDA
Adjusted EBITDA Margin
Bookings

Relationship between CAP and TSR. The graph below illustrates the relationship between our TSR and the Peer Group TSR, as well as the relationship between our TSR and CAP for the PEO and average CAP for the Non-PEO NEOs. As shown in the graph below, CAP to our PEO and the average CAP for the Non-PEO NEOs is aligned with the Company's TSR over the three-year period from October 1, 2020 to September 30, 2023, in large part because a significant portion of the compensation awarded to the Company's NEOs is in the form of equity awards, the value of which is impacted by stock price changes.

Pay Versus Performance: Total Shareholder Return



Relationship between CAP and GAAP Net Income. The graph below reflects the relationship between the PEO and Average Non-PEO NEOs CAP and our GAAP Net Income. The Company does not use net income as a performance measure in its executive compensation program.

Pay Versus Performance: GAAP Net Income



Relationship between CAP and Revenue (our Company-Selected Measure). The graph below reflects the relationship between the PEO and Average Non-PEO NEOs CAP and our revenue.



Pay Versus Performance: Revenue

CEO PAY RATIO

Our compensation and benefits philosophy and the overall structure of our compensation and benefit programs are broadly similar across the organization to encourage and reward all employees who contribute to our success. We strive to ensure the pay of each of our employees reflects the level of their job impact and responsibilities and is competitive within our peer group. Compensation rates are benchmarked and are generally set to be market-competitive in the country in which the jobs are performed. Our ongoing commitment to pay equity is critical to our success in supporting a diverse workforce with opportunities for all employees to grow, develop and contribute.

Under rules adopted pursuant to the Dodd-Frank Act, we are required to calculate and disclose the total compensation paid to our median paid employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our Chief Executive Officer (the "CEO Pay Ratio"). The paragraphs that follow describe our methodology and the resulting CEO Pay Ratio.

We identified the median employee by looking at base salary plus target bonus as of September 30, 2023 for all active employees as of that date. We did not perform adjustments to the compensation paid to part-time employees to calculate what they would have been paid on a full-time basis. In identifying the median employee, we did not exclude workers in non-U.S. countries and did not make any cost-of-living adjustments. Once the median employee was identified, we calculated the median employee's annual total compensation in accordance with the requirements of the Summary Compensation Table.

For fiscal year 2023:

- the annual total compensation of the employee identified as our median employee (other than our CEO) was $64,928; and

- Dr. Ortmanns' annual total compensation as reported in the Fiscal Year 2023 Summary Compensation Table was $14,438,733.

Therefore, our CEO Pay Ratio is approximately 222:1 (our CEO Pay Ratio would be 120:1 if the LTIP under the Fiscal Year 2023 TIA was annualized and the CEO's annual total compensation for fiscal year 2023 was $7,810,432).

This information is being provided for compliance purposes and is a reasonable estimate calculated in a manner consistent with SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. Neither the Compensation Committee nor management of the Company used the CEO Pay Ratio measure in making compensation decisions.

EQUITY COMPENSATION PLAN INFORMATION

Our Board adopted, and Nuance as our sole shareholder prior to the Spin-Off approved, the 2019 Equity Incentive Plan (the "Plan") for the benefit of certain of our current and future employees and other service providers and the Cerence 2019 Employee Stock Purchase Plan (the "ESPP") for the benefit of our current and future employees. The following table provides information as of September 30, 2023, with respect to the securities authorized for issuance under these equity compensation plans.

	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(2)	(b) Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders (1)	3,515,044		3,401,214
Equity compensation plans not approved by shareholders			
Total equity compensation plans	3,515,044		3,401,214

(1) Includes the following plans: the Plan and the ESPP. These equity compensation plans were approved by the sole shareholder of the Company prior to the Spin-Off.

(2) Represents the number of shares of common stock underlying outstanding RSUs and PSUs (at target levels) under the Plan.

TRANSACTIONS WITH RELATED PERSONS

Our Policy Regarding Related Party Transactions

Our Board has adopted a written policy regarding the review, approval and ratification of transactions with related persons. This policy provides that our Audit Committee will review each of Cerence's transactions involving an amount exceeding $120,000 and in which any "related person" had, has or will have a direct or indirect material interest. In general, "related persons" are our directors, director nominees, executive officers and shareholders beneficially owning more than five percent (5%) of our outstanding common stock and immediate family members or certain affiliated entities of any of the foregoing persons. Our Audit Committee will approve or ratify only those transactions that are fair and reasonable to Cerence and in our and our shareholders' best interests.

A copy of our related party transactions policy can be found under "Leadership and Governance – Governance Documents & Committee Charters" in the Investors section of our website, www.cerence.com.

Other than as disclosed below and the compensation agreements and other arrangements which are described in the "Executive Compensation" or "Director Compensation" section of this Proxy Statement, in fiscal year 2023, there was no transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent (5%) or more of any class of our capital stock or any member of their immediate family had or will have a direct or indirect material interest.

Agreements with Nuance

In order to govern the ongoing relationships between us and Nuance after the Spin-Off and to facilitate an orderly transition, we and Nuance entered into agreements providing for various services and rights following the Spin-Off, and under which we and Nuance agreed to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we entered into with Nuance.

Separation and Distribution Agreement

We entered into a Separation and Distribution Agreement with Nuance in advance of the Spin-Off. The Separation and Distribution Agreement sets forth our agreements with Nuance regarding the principal actions taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of our relationship with Nuance following the Spin-Off.

Transfer of Assets and Assumption of Liabilities.   The Separation and Distribution Agreement identifies certain transfers of assets and assumptions of liabilities that were necessary in advance of our separation from Nuance so that we and Nuance retain the assets of, and the liabilities associated with, our respective businesses. Except as described below with respect to intellectual property, the Separation and Distribution Agreement generally provides that the assets comprising our business consist of those primarily related to our current business and operations. The liabilities we assumed in connection with the Spin-Off generally consist of those related to the past and future operations of our business, including our locations used in our current operations. The Separation and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and Nuance.

The Separation and Distribution Agreement provides for (1) us to own certain specified patents and patent applications, a collection of software and other technology assets, and all other intellectual property rights exclusively related to the Cerence business, and the liabilities relating to, arising out of or resulting therefrom and (2) Nuance to retain any of its other intellectual property rights related to the Cerence business and the liabilities relating to, arising out of or resulting therefrom. The selection of intellectual property rights allocated to us in the agreement was generally determined to provide us with intellectual property rights with respect to technologies exclusively used by Nuance's automotive business, and those intellectual property rights for which the development, enhancement and maintenance has historically been conducted by Nuance's automotive business. Any technologies that are not allocated to us have been retained by Nuance, including certain patents, software and other technology assets related to Nuance's healthcare and enterprise businesses.

Reorganization Transactions.   The Separation and Distribution Agreement described certain actions related to our separation from Nuance that occurred prior to the Spin -Off, including: (1) pursuant to a series of internal transfers to certain foreign subsidiaries that are now held under a Netherlands holding company, the non-U.S. assets and operations relating to our business were separated from the other non-U.S. assets and operations of Nuance, and the Netherlands holding company was in turn distributed to Nuance in an internal spin-off; (2) the U.S. assets and operations of our business were contributed to a new U.S. holding company; (3) employees relating to our business that were previously employed by Nuance subsidiaries that did not become subsidiaries of Cerence became employees of the appropriate Cerence subsidiaries; (4) both of the new holding companies were contributed to Cerence; and (5) prior to the Spin-Off, Cerence incurred indebtedness and distributed the proceeds to Nuance.

Intercompany Arrangements.   All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Nuance, on the other hand, terminated and/or were repaid effective as of the Distribution or shortly thereafter, except specified agreements and arrangements that are intended to survive the Spin-Off.

Credit Support.   We agreed to use reasonable best efforts to arrange, prior to the Spin-Off, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support, other than certain specified credit support instruments, currently provided by or through Nuance or any of its subsidiaries for the benefit of us or any of our subsidiaries.

Representations and Warranties.   In general, neither we nor Nuance made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets have been transferred on an "as-is," "where-is" basis.

Further Assurances.   The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not yet been consummated as promptly as practicable following the Spin-Off. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Spin-Off.

Exchange of Information.   We and Nuance agreed to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Nuance also agreed to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party also agreed to use its reasonable best efforts to assist the other with its financial reporting and audit obligations.

Release of Claims.   We and Nuance each agreed to release the other and its affiliates, successors and assigns, and all persons that prior to the Spin-Off have been the other's shareholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Spin-Off. These releases are subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification.   We and Nuance each agreed to indemnify the other and each of the other's current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Nuance's respective businesses. The amount of either Nuance's or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement also specifies procedures regarding claims subject to indemnification.

Transition Services Agreement

We entered into a Transition Services Agreement pursuant to which Nuance provided us, and we provided Nuance, with certain specified services for a limited time to help ensure an orderly transition following the Spin-Off. For a limited time after the Spin-Off, we may request that additional services in the same functional categories as the specified services provided by Nuance to us so long as such additional services were provided historically by Nuance to our business. The services are generally intended to be provided for a period no longer than twelve months following the Spin-Off, with a possibility to extend the term of each service up to an additional twelve months. Each party may terminate the agreement in its entirety in the event of a material breach of the agreement by the other party that is not cured within a specified time period. Each recipient party may also terminate the services on an individual basis upon prior written notice to the party providing the service.

The service recipient is required to pay to the service provider a fee equal to the cost of service specified for each service, which is billed on a monthly basis.

We agreed to indemnify and hold Nuance harmless from any damages to the extent arising out of Nuance's provision of the services unless such damages are the result of Nuance's gross negligence, willful misconduct, breach of the agreement or violation of law in providing services. Additionally, Nuance's liability is generally subject to a cap in the amount of fees actually received by Nuance from us in connection with the provision of the services. We also generally indemnify Nuance for all liabilities to the extent arising out of Nuance's provision of the services unless such liabilities are the result of Nuance's gross negligence, willful misconduct, breach of the agreement or violation of law in providing services, in which case, Nuance indemnifies us for such liabilities. These indemnification and liability terms are customary for agreements of this type.

Of the specified services under the Transition Services Agreement all have concluded.

Tax Matters Agreement

We entered into a Tax Matters Agreement with Nuance that governs the respective rights, responsibilities and obligations of Nuance and us with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement generally provides that we are responsible and will indemnify Nuance for all taxes, including income taxes, sales taxes, VAT and payroll taxes, relating to our business for all periods following the Spin-Off; and Nuance is responsible and will indemnify us for all taxes relating to our business for all periods preceding the Spin-Off. In addition, the Tax Matters Agreement addresses the allocation of liability for taxes that were incurred as a result of restructuring activities undertaken to effectuate the Spin-Off. Nuance has the right to control any audit or contest relating to any taxes with respect to all periods prior to the Spin-Off, but we have the right to review and comment on Nuance's conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

In addition, the Tax Matters Agreement provides that we are required to indemnify Nuance for any taxes (and reasonable expenses) resulting from the failure of the Spin-Off and related internal transactions to qualify for their intended tax treatment under U.S. federal, state and local income tax law, as well as foreign tax law, where such taxes result from (1) breaches of covenants and representations we made and agreed to in connection with the Spin-Off, (2) the application of certain provisions of U.S. federal income tax law to the these transactions or (3) any other action or omission (other than actions expressly required or permitted by the Separation and Distribution Agreement, the Tax Matters Agreement or other ancillary agreements) we take after the Spin-Off that gives rise to these taxes. Nuance has the exclusive right to control the conduct of any audit or contest relating to these taxes, but we have the right to review and comment on Nuance's conduct of any such audit or contest, to the extent that we could be liable for taxes under the Tax Matters Agreement as a result of such audit or contest.

The Tax Matters Agreement imposes certain restrictions on us and our subsidiaries (including restrictions on share issuances, redemptions or repurchases, business combinations, sales of assets and similar transactions) that are designed to address compliance with Section 355 and related provisions of the Code and are intended to preserve the tax-free nature of the Spin-Off. Under the Tax Matters Agreement, these restrictions apply for two years following the Spin-Off, unless we or Nuance obtain a private letter ruling from the IRS or an opinion of counsel, in each case acceptable to Nuance in its reasonable discretion, that the restricted action would not impact the non-recognition treatment of the Spin-Off, or unless Nuance otherwise gives its consent for us to take a restricted action. Even if we do obtain such a private letter ruling or opinion, or Nuance does otherwise consent to our taking an otherwise restricted action, we will remain liable to indemnify Nuance in the event such restricted action gives rise to an otherwise indemnifiable liability. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business and might discourage or delay a strategic transaction that our shareholders may consider favorable.

Employee Matters Agreement

We entered into an Employee Matters Agreement with Nuance that addresses employment and employee compensation and benefits matters. The Employee Matters Agreement addresses the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off. Except as specifically provided in the Employee Matters Agreement, we are generally responsible for all employment and employee compensation and benefits-related liabilities relating to our employees, former employees and other service providers. In particular, we assumed certain assets and liabilities with respect to our current and former employees under certain of Nuance's U.S. and non-U.S. defined benefit pension plans (with assets and liabilities allocated based on formulas specified in the Employee Matters Agreement for each pension plan). Generally, except as may be provided in the Transition Services Agreement, each of our employees ceased active participation in Nuance compensation and benefit plans as of the Spin-Off. The Employee Matters Agreement also provides that we establish certain compensation and benefit plans for the benefit of our employees following the Spin-Off, including a 401(k) savings plan, which accepts direct rollovers of account balances from the Nuance 401(k) savings plan for any of our employees who elect to do so. Generally, we assume and are responsible for any annual bonus payments, including with respect to the year in which the Spin-Off occurred, and any other cash-based incentive or retention awards to our current and former employees. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and described above. In addition, the Employee Matters Agreement provides that we indemnify Nuance for certain employee-related liabilities associated with the Transition Services Agreement.

Agreements Governing Intellectual Property

Intellectual Property Agreement. We entered into an Intellectual Property Agreement with Nuance, pursuant to which we granted to Nuance, and Nuance granted to us, perpetual, non-exclusive, royalty-free licenses to certain patents and technology, as well as certain other intellectual property that have historically been shared between us and Nuance. The intellectual property licensed to us under the Intellectual Property Agreement includes patents, software and technologies that have generally been more significant to the business of Nuance, but are used in our business following the Spin-Off, and are technologies in the general areas of automatic speech recognition and natural language understanding.

Following the Spin-Off, the patent and technology licenses are generally limited to the respective licensee's defined field of use, and after the fifth anniversary of the Spin-Off, the technology licenses will extend to all fields. The field of use for intellectual property licensed from Nuance to Cerence is generally for the automotive industry and certain ancillary fields, including (1) providing customer service and call center solutions to vehicle manufacturers and transportation service providers and (2) providing certain internet of things devices for the China market (excluding the healthcare and enterprise solutions markets). The field of use for intellectual property licensed from Cerence to Nuance is generally for industries other than the automotive industry. The Intellectual Property Agreement also provides arrangements for each of us and Nuance to utilize certain data used by both us and Nuance. In addition, we agreed not to challenge Nuance's rights in its existing intellectual property rights or act to impair such intellectual property rights, and Nuance agreed not to challenge our rights in our existing intellectual property rights or act to impair such intellectual property rights. The non-exclusive license to us will generally be transferable with any sale or transfer of an entity or line of business of ours that utilizes Nuance's intellectual property, and the license to Nuance will generally be transferable with any sale or transfer of an entity or line of business of Nuance that utilizes our intellectual property.

Transitional Trademark License Agreement. We entered into a Transitional Trademark License Agreement with Nuance, pursuant to which Nuance granted us a non-exclusive, royalty free license to continue using certain of Nuance's trademarks, trade names and service marks with respect to the "Nuance" and "Dragon" brands in connection with the sale, marketing and other commercialization of our products and services. The term of the licenses generally does not exceed six months. The Transitional Trademark License Agreement also provides that we use commercially reasonable efforts to cease using the licensed trademarks as soon as reasonably practicable. The license to us is generally transferable with any sale or transfer of an entity or line of business of ours that utilizes Nuance's trademarks.

PROPOSAL TWO

NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

We are asking our shareholders to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs for the fiscal year ended September 30, 2023 as disclosed in this Proxy Statement, in accordance with the requirements of Section 14A of the Exchange Act. As described in detail under the heading "Compensation Discussion and Analysis," our executive compensation program is designed to drive and reward performance and align the compensation of our NEOs with the long-term interests of our shareholders. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow for additional details about our executive compensation program, including information about the compensation of our NEOs for the fiscal year ended September 30, 2023.

This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our NEOs' compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Our Board and our Compensation Committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our shareholders to vote "FOR" the following resolution:

RESOLVED, that the shareholders hereby approve, on a non-binding, advisory basis, the compensation paid to the Company's NEOs, as disclosed in the Company's proxy statement for the 2024 Annual Meeting of Shareholders, pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this non-binding, advisory proposal requires the affirmative vote of a majority of the votes properly cast. As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our Board and our Compensation Committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our shareholders, whether through this vote or otherwise, and will consider the outcome of this vote when making future executive compensation decisions.

Recommendation of our Board

OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL, ON A NON-BINDING, ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On November 7, 2023, the Audit Committee approved the retention of BDO USA PC[1] ("BDO") as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2024. We expect that a representative of BDO will be present at the 2024 Annual Meeting to make a statement if he or she desires to do so, and such representative is expected to be available to respond to appropriate questions.

Although shareholder approval of the appointment of BDO is not required by law, the Board believes that it is advisable to give shareholders an opportunity to ratify this appointment. Shareholders are being asked to ratify the appointment of BDO as independent registered public accounting firm for the Company for the fiscal year ending September 30, 2024.

Audit Fees

The following table sets forth the approximate aggregate fees paid by the Company to BDO during the fiscal years ended September 30, 2023 and 2022.

	Fiscal 2023	Fiscal 2022
Audit Fees	$2,654,814	$2,033,647
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$2,654,814	$2,033,647

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the SEC require all independent registered public accounting firms that audit issuers to obtain pre-approval from their respective audit committees in order to provide professional services without impairing independence. As such, our Audit Committee has a policy and has established procedures by which it pre-approves all audit and other permitted professional services to be provided by our independent registered public accounting firm.

The pre-approval procedures include execution by the CFO and Audit Committee Chairperson, on behalf of the Company and the entire Audit Committee, of an audit and quarterly review engagement letter and pre-approval listing of other permitted professional services anticipated to be rendered during the foreseeable future. Additionally, from time to time, we may desire additional permitted professional services for which specific pre-approval is obtained from the Audit Committee Chairperson, acting on behalf of the Company and the entire Audit Committee before provision of such services commences. In doing this, the Company and Audit Committee have established a procedure whereby a BDO representative, in conjunction with the CFO, contacts the Audit Committee Chairperson and obtains pre-approval for such services on behalf of the entire Audit Committee, to be followed by a written engagement letter, as appropriate, confirming such arrangements between BDO and the Company. In addition, on a periodic basis, the entire Audit Committee is provided with a summary of all pre-approved services to date for its review.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF BDO USA PC AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2024.

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[1]   BDO USA, LLP transitioned from a partnership to a corporation effective July 1, 2023.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the accounting and financial reporting processes of the Company, including establishing, assessing, and maintaining internal controls and audits of the financial statements of the Company on behalf of the Board. The Company's management has primary responsibility for the financial statements and for assessing and maintaining effective internal control over financial reporting.

The Audit Committee acts pursuant to a written charter. A copy of the charter is available under "Leadership and Governance" in the Investors section of the Company's website, www.cerence.com. The Audit Committee is comprised solely of independent directors as defined by the Nasdaq listing standards and Rule 10A-3 of the Exchange Act.

The Audit Committee reviewed with management the Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended September 30, 2023, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in such financial statements and the effectiveness of the internal control over financial reporting. The Audit Committee reviewed with BDO USA PC, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles. In addition, the Audit Committee has discussed with BDO USA PC the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from BDO USA PC required by applicable requirements of the Public Company Accounting Oversight Board regarding BDO USA PC's communications with the Audit Committee concerning independence and has discussed with BDO USA PC its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited Consolidated Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023 for filing with the SEC.

The Audit Committee
Kristi Ann Matus (Chair)
Sanjay Jha
Alfred Nietzel

The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, other than the Company's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and accompanying footnotes set forth, as of December 18, 2023, information regarding the beneficial ownership of the outstanding shares of our common stock by:

- each member of our Board of Directors and each of our Named Executive Officers individually;

- all members of our Board of Directors and executive officers as a group; and

- each other person who is known to be the beneficial owner of more than 5% of our Common Stock.

Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Shares of Common Stock subject to shares issuable upon vesting of restricted stock units or performance stock units within 60 days after December 18, 2023, are deemed outstanding for purposes of computing the percentage beneficially owned by the person or entity holding such securities but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Except as otherwise indicated below, each individual or entity shown in the table has furnished information with respect to beneficial ownership and the address of each executive officer and director listed below is c/o Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803.

Name and Address of Beneficial Owner:	Number of Shares Beneficially Owned	Percent of Class
5% Shareholders:		
BlackRock, Inc. (1)	7,039,253	17.07%
The Vanguard Group (2)	4,799,018	11.64%
Ameriprise Financial, Inc. (3)	4,042,923	9.8%
Cooper Creek Partners Management LLC (4)	2,047,642	4.97%
Directors and Named Executive Officers:		
Stefan Ortmanns (5)	191,635	*
Thomas Beaudoin (6)	80,625	*
Iqbal Arshad (7)	54,429	*
Prateek Kathpal	0	*
Arun Sarin (8)	46,334	*
Marianne Budnik (9)	30,047	*
Douglas Davis (10)	9,425	*
Sanjay Jha (11)	30,047	*
Marcy Klevorn (12)	5,285	*
Kristi Ann Matus (13)	19,143	*
Alfred Nietzel (14)	25,047	*
Directors, nominees and executive officers as a group (11 persons)	492,017	1.19%

* Represents beneficial ownership of less than one percent of our outstanding common stock.

(1) This information regarding the beneficial ownership of BlackRock, Inc. ("BlackRock") is based on a Schedule 13G/A filed by such shareholder on January 26, 2023 reporting beneficial ownership as of December 31, 2022. BlackRock reported 7,039,253 shares beneficially owned with sole dispositive power over all of the shares and sole voting power over 6,964,880 shares. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(2) This information regarding the beneficial ownership of The Vanguard Group is based on a Schedule 13G/A filed by such shareholder on February 9, 2023 reporting beneficial ownership as of December 30, 2022. The Vanguard Group has sole voting power with respect to no shares, shared voting power with respect to 36,599 shares, sole dispositive power with respect to 4,726,300 shares and shared dispositive power with respect to 72,718 shares. The address of this shareholder is 100 Vanguard Blvd., Malvern, PA 19355.

(3) This information regarding the beneficial ownership of Ameriprise Financial, Inc. ("AFI") is based on a Schedule 13G/A filed by such shareholder and Columbia Management Investment Advisers, LLC ("CMIA") on June 12, 2023,

reporting beneficial ownership as of May 31, 2023. The entities reported the following beneficial ownership: (i) 4,042,923 shares beneficially owned by AFI, with shared voting power over 3,820,019 shares and shared dispositive power over all of the shares, and (ii) 3,920,861 shares beneficially owned by CMIA, with shared voting power over 3,820,039 shares and shared dispositive power over all of the shares. CMIA is the investment adviser to each account that holds shares of Common Stock listed herein. AFI is the parent holding company of CMIA. CMIA and AFI do not directly own any shares of Common Stock. As the investment adviser to the accounts, CMIA may be deemed to beneficially own the shares reported herein by the accounts. As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by the accounts. Each of CMIA and AFI disclaims beneficial ownership of any shares reported herein. The address for CMIA is 290 Congress Street, Boston, MA 02210. The address for AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(4) This information regarding the beneficial ownership of Cooper Creek Partners Management LLC ("Cooper Creek") is based on a Schedule 13G filed by such shareholder on February 13, 2023, reporting beneficial ownership as of December 31, 2022. The address for Cooper Creek is 501 Madison Avenue, Suite 302, New York, NY 10022.

(5) Consists of (i) 166,242 shares of common stock held directly by Dr. Ortmanns and (ii) 25,393 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(6) Consists of (i) 64,895 shares of common stock held directly by Mr. Beaudoin and (ii) 15,730 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(7) Consists of (i) 38,660 shares of common stock held directly by Mr. Arshad and (ii) 15,769 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(8) Consists of (i) 40,915 shares of common stock held directly by Mr. Sarin and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(9) Consists of (i) 24,628 shares of common stock held directly by Ms. Budnik and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(10) Consists of (i) 4,006 shares of common stock held directly by Mr. Davis and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(11) Consists of (i) 24,628 shares of common stock held directly by Mr. Jha and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(12) Consists of 5,285 shares issuable to Ms. Klevorn upon vesting of RSUs within 60 days of December 18, 2023.

(13) Consists of (i) 13,724 shares of common stock held directly by Ms. Matus and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

(14) Consists of (i) 19,628 shares of common stock held directly by Mr. Nietzel and (ii) 5,419 shares issuable upon vesting of RSUs within 60 days of December 18, 2023.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and Nasdaq. Our officers and directors and greater than 10% beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations from our executive officers and directors that no other reports were required during the fiscal year ended September 30, 2023, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were satisfied on a timely basis.

ADDITIONAL INFORMATION

Notice and Access

We have made these proxy materials available to you on the Internet in connection with the solicitation by our Board of Directors of proxies to be voted at our 2024 annual meeting of shareholders to be held online on Thursday, February 15, 2024 at 11:00 a.m. Eastern Time. We have elected to provide access to our proxy materials over the Internet under the SEC's "notice and access" rules. On or about January 5, 2024, we will mail to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials, including our Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2023. We believe that providing our proxy materials over the Internet expedites stockholders' receipt of proxy materials, lowers costs and reduces the environmental impact of our annual meeting. As a shareholder of Cerence, you are invited to participate in our annual meeting virtually via the Internet, and are entitled and requested to vote on the proposals described in this Proxy Statement. The Notice of Internet Availability instructs you on how to submit your proxy or voting instructions through the Internet.

In accordance with the SEC rules, we may furnish proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. If you would like to receive a paper copy of our proxy materials, the Notice of Internet Availability instructs you on how to request a paper copy of our proxy materials, including a proxy card or voting instruction form that includes instructions on how to submit your proxy or voting instructions by mail or telephone. Other shareholders, in accordance with their prior requests, have received e-mail access to our proxy materials and instructions to submit their vote via the Internet, or have been mailed paper copies of our proxy materials and a proxy card or voting instruction form.

Other Matters

Management knows of no business or nominations that will be presented for consideration at the 2024 Annual Meeting other than as stated in the Notice of the 2024 Annual Meeting of Shareholders. If, however, other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the shares represented thereby on such matters in accordance with their best judgment.

Householding

Some banks, brokers and other nominee record holders may participate in the practice of "householding" proxy statements and their accompanying documents. This means that only one copy of our annual report and proxy statement is sent to multiple shareholders in your household. We will promptly deliver a separate copy of these documents without charge to you upon written request to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803 or upon telephonic request to 857-362-7300, Attn: Investor Relations. If you want to receive separate copies of our proxy statements in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

Annual Report on Form 10-K

We filed our Annual Report on Form 10-K for fiscal year 2023 with the SEC on November 29, 2023. We will mail without charge, upon written request, a copy of our Annual Report on Form 10-K for fiscal year 2023, excluding exhibits. Please send a written request to Cerence Inc., 25 Mall Road, Suite 416, Burlington, MA 01803, Attention: Investor Relations, or access the report under "Financial Information" in the Investors section of our website, www.cerence.com.

Incorporation by Reference

The information contained in this Proxy Statement under the caption "Audit Committee Report" and "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

The information contained in our website, including any documents referenced herein that appear on our website, is not included as part of, or incorporated by reference into, this Proxy Statement or in any other document we file with the SEC, and any references to our website are intended to be inactive textual references only.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. The forward-looking statements in this Proxy Statement do not constitute guarantees of future performance. Investors are cautioned that statements in this Proxy Statement, which are not strictly historical statements, constitute forward-looking statements, including, without limitation, statements regarding Cerence's future performance, operating results and financial condition, strategic and operating plans, transformation, innovation and new product offerings, growth opportunities, market trends, and management's future expectations, beliefs, goals, plans or prospects. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "goal," "target", "would," "expect," "plan," "anticipate," "believe," "estimate," "project," "predict," "potential," and similar expressions intended to identify forward-looking statements. Such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materiality from those anticipated by the forward-looking statements, including the risks detailed in the Company's Annual Report on Form 10 -K for the fiscal year ended September 30, 2023 and other filings with the SEC. The Company assumes no obligation to update any forward-looking information contained in this Proxy Statement.



2023 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to ________

Commission File Number: 001-39030

CERENCE INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**83-4177087**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Burlington Woods Drive, Suite 301A Burlington, Massachusetts	**01803**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (857) 362-7300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	CRNC	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of these error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of March 31, 2023, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1.1 billion based on the closing price of the common stock on the Nasdaq Global Select Market for such date.

The number of shares of Registrant's common stock outstanding as of November 13, 2023 was 41,135,620.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K. Such Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended September 30, 2023.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, or Form 10-K, filed by Cerence Inc. together with its consolidated subsidiaries, "Cerence", the "Company," "we," "us" or "our" unless the context indicates otherwise, contains "forward-looking statements" that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business, operations, industry, financial results, financial condition, strategy, goals, or prospects. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "forecasts," "intends," "plans," "continues," "believes," "may," "will," "goals" and words and terms of similar substance in connection with discussions of our business and future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this Form 10-K are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

- adverse conditions in the automotive industry or the global economy more generally, including as a result of the COVID-19 pandemic, the conflict between Russia and Ukraine and the developing conflict between Israel and Hamas, and inflation and rising interest rates;

- the continuation of the semiconductor shortage being experienced by the automotive industry;

- the duration and severity of the COVID-19 pandemic and its impact on our business and financial performance, including the impact of new variants;

- the highly competitive and rapidly changing market in which we operate;

- our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.;

- fluctuations in our financial and operating results;

- our inability to control and successfully manage our expense and cash positions;

- escalating pricing pressures from our customers;

- the impact on our business of the transition to a lower level of fixed contracts, including, but not limited to, the failure to achieve the expected predictability and growth in our reported revenue following a transition year of fiscal 2023;

- our failure to win, renew or implement service contracts;

- the cancellation or postponement of service contracts after a design win;

- the loss of business from any of our largest customers;

- inability to recruit and retain qualified personnel;

- cybersecurity and data privacy incidents that damage client relations;

- interruption or delays in our services or services from data center hosting facilities or public clouds;

- economic, political, regulatory, foreign exchange and other risks of international operations;

- unforeseen U.S. and foreign tax liabilities;

- increases or decreases to valuation allowances recorded against deferred tax assets;

- impairment of our goodwill and other intangible assets;

- the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

- defects in our software products that result in lost revenue, expensive correction or claims against us;

- our inability to quickly respond to changes in technology and to develop our intellectual property into commercially viable products;

- our strategy to increase cloud services and ability to successfully introduce new products, applications or services and deploy generative AI and large language models (LLMs);

- a significant interruption in the supply or maintenance of our third-party hardware, software, services or data;

- restrictions on our current and future operations under the terms of our debt and the use of cash to service our debt; and

- certain factors discussed elsewhere in this Form 10-K.

These and other factors are more fully discussed in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this Form 10-K. These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 10-K. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Form 10-K, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this Form 10-K speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

Risk Factor Summary

The following is a summary of the principal risks described below in Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K. We believe that the risks described in the "Risk Factors" section are material to investors, but other factors not presently known to us or that we currently believe are immaterial may also adversely affect us. The following summary should not be considered an exhaustive summary of the material risks facing us, and it should be read in conjunction with the "Risk Factors" section and the other information contained in this Annual Report on Form 10-K.

Risks Relating to Our Business

- The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully.

- Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

- Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, our business, which could adversely affect our financial performance.

- Our strategy to increase cloud connected services may adversely affect our near-term revenue growth and results of operations.

- Pricing pressures from our customers may adversely affect our business.

- We invest effort and money seeking OEMs' validation of our technology, and there can be no assurance that we will win or be able to renew service contracts.

- Our business could be materially and adversely affected if we lost any of our largest customers.

- Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

- We may not be successful with the adoption of new products.

- We may be unable to attract and retain key personnel.

- We depend on skilled employees and could be impacted by a shortage of critical skills.

- Some of our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.

- Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit our growth.

- Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could have a material adverse effect on our business, financial condition or results of operations.

- The development and use of artificial intelligence AI (AI) presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data and could give rise to legal and/or regulatory actions, damage our reputation or otherwise materially harm our business.

- A significant portion of our revenues and research and development activities originate outside the United States. Our results could be harmed by economic, political and regulatory risks associated with these international regions and foreign currency fluctuations.

- Our business in China is subject to aggressive competition and is sensitive to economic, market and political conditions.

- Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of our services and harm our business.

- If our goodwill or other intangible assets become impaired, our operating results could be negatively impacted.

Risks Relating to our Intellectual Property and Technology

- Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

- Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

- Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

- We may be unable to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

- We utilize certain key technologies, content and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, content and services if they become obsolete, unavailable or incompatible with our solutions.

Risks Relating to the Spin-Off

- If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to Nuance Communications Inc. ("Nuance"), which could adversely affect our business, financial condition and results of operations.

- We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

- We may have potential business conflicts of interest with Nuance with respect to our past and ongoing relationships.

- The allocation of intellectual property rights and data between Nuance and Cerence as part of the Spin-Off, could adversely impact our reputation, our ability to enforce certain intellectual property rights, and our competitive position.

Risks Relating to Our Securities and Indebtedness

- The terms of the Senior Credit Facilities restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industry in which we operate, the economy and governmental regulations.

- We may evaluate whether to pay cash dividends on our common stock in the future, and the terms of our Senior Credit Facilities limit our ability to pay dividends on our common stock.

- Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness.

- The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and results of operations and the value of our common stock.

- The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

- Certain provisions in our organizational documents, including amendments thereto, and Delaware law may discourage takeovers.

- Our organizational documents, including amendments thereto, designate the courts of the State of Delaware or the U.S. district courts as the sole and exclusive forum for certain types of proceedings, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes.

General Risk Factors

- Tax matters may cause significant variability in our financial results and may impact our overall financial condition.

- The commercial and credit environment may adversely affect our access to, and the cost of, capital.

- Our stock price may fluctuate significantly.

- Your percentage ownership in Cerence may be diluted in the future.

- If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

Item 1. Business.

Overview

Cerence builds AI powered virtual assistants for the mobility/transportation market. Our primary target is the automobile market, but our solutions can apply to all forms of transportation including but not limited to two-wheel vehicles, planes, tractors, cruise ships and elevators. Our solutions power natural conversational and intuitive interactions between vehicles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world's most popular software platforms for building automotive virtual assistants, such as "*Hey BMW*" and "*Ni hao Banma*". Our customers include all major automobile original equipment manufacturers, or OEMs, or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN, NIO, XPeng and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between their brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement, text-to-speech, and acoustic modeling technology to provide a conversational AI-based solution. Virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third-party virtual assistants into the in-vehicle experience.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into an increasing proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development, and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

As of September 30, 2023, we had five-year remaining performance obligations of $270.3 million. As of September 30, 2023, we had variable five-year backlog of $975.4 million, which includes estimated future revenue from variable forecasted royalties related to our embedded, connected, and professional service businesses. Our estimate of forecasted royalties is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Anticipated shipments are based on historical shipping experience and current customer projections that management believes are reasonable as of the date of this Form 10-K. Both our embedded and connected technologies are priced and sold on a per-vehicle or device basis, where we receive a single fee for either or both the embedded license and the connected service term. However, our five-year remaining performance obligations may not be indicative of our actual future revenue. The revenue we actually recognize is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts, and currency fluctuations. As of September 30, 2023, we estimate our five-year backlog to be $1.2 billion, including $270.3 million of five-year remaining performance obligations and $975.4 million of five-year variable backlog. As of September 30, 2022, the estimated five-year backlog was $1.1 billion.

Our solutions have been installed in more than 475 million automobiles to date, including over 47 million new vehicles in fiscal year 2023 alone. Based on royalty reports provided by our customers and third-party reports of total vehicle production worldwide, we estimate that approximately 54% of all cars shipped during the fiscal year ended September 30, 2023 included Cerence technologies. Cerence hybrid solutions shipped on approximately 11.0 million vehicles during the fiscal year ended September 30, 2023. In aggregate, over 80 OEMs and Tier 1 suppliers worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese, Japanese and Hindi.

In fiscal year 2023, we generated revenue of $294.5 million, a decrease of 10.2% compared to $327.9 million for the fiscal year ended September 30, 2022. We recorded net loss of $56.3 million for the fiscal year ended September 30, 2023, a change of 81.9% compared to net loss of $310.8 million recorded for the fiscal year ended September 30. 2022. The financial information included herein may not necessarily reflect our results of operations in the future.

History and Corporate Information

On October 1, 2019 ("Distribution Date"), Nuance, a leading provider of speech and language solutions for businesses and consumers around the world, completed the legal and structural separation and distribution to its stockholders of all of the outstanding shares of our common stock, and its consolidated subsidiaries, in a tax free spin-off ("Spin-Off"). The distribution was made in the amount of one share of our common stock for every eight shares of Nuance common stock ("Distribution") owned by Nuance's stockholders as of 5:00 p.m. Eastern Time on September 17, 2019, the record date of the Distribution.

In connection with the Distribution, on September 30, 2019, we filed an Amended and Restated Certificate of Incorporation, or the Charter, with the Secretary of State of the State of Delaware, which became effective on October 1, 2019. Our Amended and Restated By-laws also became effective on October 1, 2019. On October 2, 2019, our common stock began regular-way trading on the Nasdaq Global Select Market under the ticker symbol CRNC.

Our principal executive offices are located at 1 Burlington Woods Drive, Suite 301A, Burlington, Massachusetts 01803 and our telephone number at that address is (857) 362-7300. Our website is *www.cerence.com*. We are not including the information contained in our website as part of, or incorporating it by reference into, this Form 10-K. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports, as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission, or the SEC. The SEC maintains a website (*www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on the investor relations page of our website (*www.cerence.com/investors/overview*). Additionally, we provide notifications of news or announcements regarding our financial performance, investor events, and press and earnings releases as part of our investor relations website. We intend to use our investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The information contained in our website is not included as part of, or incorporated by reference into, this Form 10-K or in any other document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Our Capabilities

Our mission is to empower the transportation ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are conversational and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. We continue to extend these solutions to two-wheel vehicles and trucks and other transportation means. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.



Navigation
Control
Media
Communication
Information
Tools
Universal POI Search
HVAC
Radio
Calling
Calendar
POI Knowledge
Weather
Calc
Chat Bot
Address Entry
Command & Control
Local Music
sms
Messaging
Tasks
General Knowledge
News
Unit Converter
Currency Converter
Multi-Country
Audio Control
W3W
Email
Reminders
Car Manual
Flight Status
School Vacations
Lunar Calendar
Restaurants
Car Status
Podcast
Location Sharing
Notes
Stocks
Sports
Date & Time
Public Holidays
Local Business
Help
Online Music
City Events
GEO Quiz
Horoscope

User engagement with virtual assistants built with our software platform typically begins with a voice request. Upon receiving such an input, our software platform determines what the user has said, infers user intent, and maps the request to the most applicable category and domain. Depending on the applicable domain, our software platform determines whether to respond directly or access an external data source or third-party virtual assistant, in all cases resulting in a response including spoken words or taking action. Depending on the complexity of the request and other factors, engagement may consist of multiple rapid voice interactions with the user and may combine assistance in multiple domains.

Our software platform offers a hybrid architecture combining edge software components, which are embedded in a vehicle's head unit and integrated with onboard systems, with cloud-connected components, which access data and content on external networks and support over-the-air updates. This hybrid architecture enables our software platform to combine the performance, reliability, efficiency, security and tight vehicular integration of embedded software with the flexibility that cloud connectivity provides. Response frameworks can generally be customized such that requests are processed first at the edge, controlling cloud transmission costs, or in parallel at the edge and in the cloud, to achieve higher confidence responses with low latency. Through edge computing capabilities, the platform is able to provide certain features, such as wake up words, while avoiding privacy and latency issues associated with always-listening cloud-connected technologies. Our software platform includes a common programming framework including toolkits and applications for its edge and cloud-connected components, and our customers can choose the software components that are necessary to power the experiences that they want to build and offer.

Cerence Platform Framework - Hybrid Architecture



We deliver our software platform through our professional services organization, which works with OEMs and suppliers to tailor it to the desired requirements, configurations and acoustic characteristics of specific vehicle models. For an initial implementation, our professional services engagements typically begin with the porting of our key technologies to the customer's specific hardware and software platforms and the development of specific dialogues and grammar libraries. Our professional services teams also work with OEMs on acoustic optimization of a system and application of our audio signal processing technologies. Following an initial implementation, our professional services organization may continue to provide services over the course of a head unit program and vehicle model lifecycle through maintenance and enhancement engagements.

Edge Software Components

Our software platform's edge software components are installed on a vehicle's head unit and can operate without access to external networks and information. We tailor our edge software components to a customer's desired use cases and a vehicle model's unique systems, sensors and data interfaces.

Capabilities of our edge software components include automatic speech recognition, natural language understanding, noise cancellation, driver and passenger voice isolation, voice biometrics, wake-up word and text-to-speech synthesis, as well as certain non-speech technologies such as gaze, gesture and touch input. Our software can support more than 70 languages and dialects. Edge deployment suits these technologies as it provides the following functionality and benefits:

- *Performance.* Processing at the edge is often necessary to meet the low latency requirements of natural conversation.

- *Vehicle Systems Integration.* Vehicle applications, sensors, and data interfaces can be integrated deeply with embedded systems.

- *Availability.* Edge-located systems are available regardless of cellular coverage and network connectivity.

- *Reduced cost.* Processing at the edge reduces or eliminates cellular data transmission costs.

- *Privacy.* Users' utterances and system outputs processed at the edge remain onboard and can immediately be purged.

Certain forms of assistant speech invocation can only be implemented using edge software. The use of wake-up words like "*Hey BMW*" and "*Ni hao Banma*" require constant listening and signal processing to identify instances when a virtual assistant should activate and respond. The same requirements apply to our JustTalk technology, which constantly listens to spoken conversation, determines speaker intent, and invokes assistance appropriately without requiring a specific invocation phase. The alternative of sending a constant stream of audio from the car interior to the cloud for processing would require enormous amounts of bandwidth and potentially create privacy concerns.

We typically sell our edge software components under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our customers generally provide estimates of the units to be shipped for a particular program, and we review third-party market studies and work with our customers to refine and understand these projections. While these projections provide us with some reasonable visibility into future revenue, the number of units to be shipped for a particular program is not committed upfront.

Cloud-Connected Components

Our software platform's cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platforms. Our cloud-connected speech-related technologies perform many of the same tasks as our speech-related edge components while offering enhanced functionality through increased computational power and access to external content. Cloud-connected components also support the replication of personalized settings such as voice profiles and preferences across multiple vehicles.

We offer cloud-connected components in the form of a connected service to the vehicle end user. Initial subscriptions typically have multi-year terms from the time of a vehicle's sale and are paid in advance by the OEM or supplier. Renewal options vary and are managed by our customers on behalf of vehicle end users.

Virtual Assistant Coexistence

The wide variety of use cases encompassed by automotive cognitive assistance, in the context of evolving consumer preferences, necessitates the coexistence of multiple virtual assistants within the in-vehicle environment. For example, many vehicle-related categories such as navigation and control can best be addressed by a tightly integrated, vehicle-model-specific virtual assistant. At the same time, drivers and passengers often prefer to use familiar Internet-based virtual assistants for more general domains such as entertainment.

To enable drivers and passengers to extend their digital life from outside the vehicle to inside the vehicle, our software platform can support the integration of third-party virtual assistants, providing a uniform interface for virtual assistant engagement. We have invested in our platform to develop the technology and capabilities necessary to integrate third party virtual assistants with vehicles' systems.

To make integration as seamless as possible, we have built cognitive arbitration technology that is capable of inferring user intent, determining which within a set of virtual assistants would be best suited to address a request, and sending the request to the selected assistant thus enabling users to extend their digital life into the automobile. Depending on a system's configuration and the virtual assistants to which it is connected, output can be presented back to the user through a vehicle-specific personality or through the virtual assistant's own interface. Cognitive arbitration represents an important control point with respect to the mobility experience and an important brand differentiation opportunity for OEMs and suppliers. Like the rest of our software platform, cognitive arbitration is a white label product that can be customized and branded.

Along with providing OEMs control over their brand identity, our cognitive arbitration technology is an important element in letting an OEM design the overall driver and passenger experience. This technology allows an OEM to dictate interactions with third-party virtual assistants within the vehicle, strengthening its ability to differentiate and control the overall in-vehicle experience.

Professional Services

We have a large professional services team that works with our customers in the design, development and deployment phases of a vehicle head unit program and vehicle model lifecycle, as well as in maintenance and enhancement engagements. Our range of capabilities include personalization of grammar and natural language understanding development, localization, language selection and system coverage, navigation speech data generation, system prompt recordings, porting our platform's framework and our ability to deploy cognitive arbitration technologies, and user experience reviews and studies. Our professional services team is globally distributed to serve our customers in their primary design and production jurisdictions. We typically charge manufacturers for our design and consulting work, which are primarily project-based, in line with customary non-recurring engineering industry practices.

Our Competitive Strengths

Our key competitive strengths include:

- **_Industry-leading speech-related technology._** Our research shows that consumers see speech as an increasingly attractive medium for human-vehicle interaction. Nevertheless, they are often frustrated with speech recognition solutions that misunderstand spoken language or require users to speak rigid, pre-defined commands associated with a limited set of functions. Developing conversation-based automotive virtual assistants that users will perceive as natural is challenging as a matter of artificial intelligence technology, acoustic engineering and user interface design. We believe our software platform, as tailored for a specific vehicle model by our professional services organization, represents one of the most technologically advanced and highest-performing human-vehicle speech interaction systems available today. In tests performed by our customers to assess correct recognition of words, sentences, and domains, our solutions have achieved some of the highest marks relative to competitors and our offerings are backed by our portfolio of patents and associated rights.

- **_Hybrid edge-cloud system architecture._** Our software platform's hybrid architecture combines the performance, reliability and tight integration that only edge software can provide with the flexibility of cloud connectivity. Cloud-reliant solutions with which our software platform competes cannot match edge software's low latency, its bandwidth efficiency or its availability in the absence of network connectivity. Moreover, emerging speech invocation paradigms such as wake up words and situationally aware invocation are most effectively implemented using edge technology.

- **_Bespoke vehicle integration and acoustic tuning._** Cognitive assistance for categories such as navigation, entertainment and control requires tight integration with onboard vehicle components, which vary widely among vehicle models. Separately, speech interaction systems can be significantly hampered by the noisy environment of a vehicle cabin and must be tuned for particular acoustics and audio system components. To achieve the tight vehicle integration necessary to address these concerns, our professional services team works closely with OEMs and suppliers to customize our offerings for the particular characteristics of specific vehicle models. Our expertise in acoustics enables us to implement systems that can isolate the voices of individual speakers and support simultaneous virtual assistance for speakers in multiple zones, representing a key point of differentiation.

- **_Interoperability with third-party Internet-based virtual assistants._** Virtual assistants from large technology companies have become popular with consumers. We believe that consumers want to extend the use of these assistants while traveling in their vehicles and that a comprehensive automotive cognitive assistance system requires the coexistence of multiple virtual assistants. To accommodate their end user preferences while still providing a unique and brand-specific experience, OEMs seek to offer a common in-vehicle interface with seamless integration across various virtual assistants. To this end, our software platform can support the coexistence of multiple third-party virtual assistants and provide a uniform interface for virtual assistant engagement. Our market-leading position, our focus on the automotive market and the large size of our installed base create incentives for third party virtual assistant providers to work with us and support this integration.

- **_Independence from large technology companies and automobile industry players._** As vehicles become more autonomous, mobility experiences are being increasingly defined by in-cabin features and alternative forms of human-vehicle engagement. Branded, differentiated automotive cognitive assistance is thus increasingly important to OEMs' brand value. As a neutral, independent, white-label software platform vendor, we empower our customers to build branded and differentiated experiences and retain ownership of, or rights to, their system design and data. The virtual assistant coexistence enabled by our cognitive arbitration functionality is designed to allow our customers to provide access to third-party virtual assistants without ceding overall control of the cognitive assistance experience.

- **_OEM alignment_**. The design and development of the head unit within the vehicle ecosystem is a complex process requiring tight integration of the software and hardware components used in and with the vehicle. We believe our demonstrated long-standing capabilities in working closely with OEMs, understanding their needs, product roadmaps and global go-to-market strategies enables us to innovate our technologies to meet an OEM's specifications. Furthermore, our working relationships with OEMs uniquely allow us to market and sell our solutions on both a local and global basis in accordance with an OEM's particular requirements.

- **_Broad language coverage._** Our software platform supports over 70 languages and dialects, far more than any of our competitors. As a result of our broad language support, our customers are already delivering cognitive assistance based on our software platform across the Americas, Europe and Asia, including China, the U.S. and all other large automotive markets. Our language support also enables multi-lingual capabilities for domains such as music selection, point-of-interest selection, and cross-border navigation among others, representing a critical feature for markets such as Continental Europe in which automobiles may routinely traverse multiple lingual zones. We believe that our portfolio of languages and multi-lingual capabilities represent an important competitive advantage, as the development of capabilities to support a new language is expensive and time-consuming.

- ***Broad, global network of deep relationships with OEMs and tier 1 suppliers.*** We have supplied speech recognition systems to OEMs and suppliers for over 20 years, working closely with our customers through our global professional services organization to design and integrate our solutions into their brands. Today, we work with all major OEMs or their tier 1 suppliers worldwide, leveraging the geographic breadth and industry experience of our professional services teams. Our long history in the automotive industry and the global reach and experience of our over 400 professional services employees across 12 countries gives us credibility with OEMs as we seek new business with OEMs, either directly or through their tier 1 suppliers. We believe that OEMs who sell globally will value our experience in servicing and deploying solutions on a global basis. We often have master agreements or similar commercial arrangements with our customers. These master agreements help us retain customer relationships over the long term.

Our Growth Strategies

We believe our growth opportunity has three key facets: continued investment in expanding our core technology, development of new applications that extend our core technology into innovative applications, and expansion of our target market beyond automobiles. Successful execution of these key objectives could lead to the greater penetration of our offerings and key enabling technologies throughout our target markets, resulting in an increase in the revenue we are able to capture per vehicle and expansion of our market share relative to competitors.

Our primary strategies for pursuing our growth include the following:

- ***Maintain and extend product leadership.*** We intend to continue investing in developing our core product functionality and expanding the breadth of categories and domains our software platform is able to address, particularly with a view toward maintaining our market share in edge software components and growing our share in cloud-connected software functionalities. Our existing relationship with, and our proximity in the design process to, OEMs provides us with insight into the needs of the end-users and roadmaps for innovation. For instance, this insight has helped us identify and advance our technologies for autonomous driving systems, which technologies have been incorporated in solutions currently under development. Additionally, we intend to continue to invest in customizing and supporting our solutions for specific individual automobile vehicle models, resulting in tight integration of our solutions. We believe that increasing complexity of our edge software components, including with respect to multi-modal interaction, and growth in our cloud-connected product areas, including the enabling of third-party services, will enable us to increase the revenue per vehicle that we are able to generate. Additionally, we believe that these investments will help maintain our position with existing customers through new vehicle models and enable us to grow with the overall market for automotive cognitive assistance.

- ***Continue to invest in interoperability with third-party virtual assistants.*** We believe that the growing popularity of third-party virtual assistants is creating increasing demand for access to these assistants as part of the mobility experience. We also believe that complete automotive cognitive assistance requires the coexistence of multiple virtual assistants. We intend to continue to invest to develop our software platform's interoperability with third-party virtual assistants and its cognitive arbitration capabilities to maintain its position as a neutral automotive cognitive assistance platform. We believe a neutral automotive cognitive assistance platform will increasingly be valued by OEMs that prioritize maintaining their unique and branded in-car experience and the ability to control the mobility experience overall.

- ***Deliver new functionality to existing installed base.*** Our solutions have been installed in more than 475 million vehicles to date. Our large installed base represents an opportunity to deliver new features and software. Depending on system capabilities, we are able to deliver updated functionality to our users in the form of embedded software upgrades performed by dealers and over-the-air updates delivered from the cloud.

- ***Develop products that leverage our expertise in new applications.*** We have developed new products that leverage our expertise in voice-AI into new applications that will be distinct from our Edge or Cloud-connected product offerings. These new applications are expected to generate revenue using either a subscription or transaction-based model extending the company's market opportunity into new areas.

- ***Expand into adjacent transportation markets.*** Today, we primarily target the automobile market. However, our products and technology also have application to other modes of transportation. Any types of vehicles that move people are potential applications for our technology. We have integrated our technologies and solutions within the two-wheel vehicle market and have explored opportunities in trucks and recreational vehicles, public transit, and fleet markets. In total, we believe these adjacent markets represent an important growth opportunity.

Competition

The automobile cognitive assistance market is competitive. Today, we face two primary sets of competitors:

- **Large technology companies.** Many large technology companies, including Amazon, Apple, Google, Microsoft, Alibaba, Baidu and Tencent, offer Internet-based virtual assistants. Given the popularity in general of these virtual assistants, we believe that automobile drivers and riders increasingly desire the ability to use them as part of the mobility experience. To meet this demand, some of these companies have invested in technologies, such as Apple CarPlay, to make their virtual assistants more accessible within vehicle cabins.

  While these third-party virtual assistants directly compete with some of the functionality we provide as part of our software platform, they also increase the need for our software platform in two ways. First, given the fragmented and competitive nature of the virtual assistant market, it is important for OEMs and suppliers to enable their passengers to utilize a variety of virtual assistants. Our software platform's cognitive arbitration functionality can, dependent on appropriate third-party agreements, enable OEMs and suppliers to provide access to multiple third-party virtual assistants through a consistent, branded interface. Second, the noisy environment of a vehicle cabin presents significant speech processing challenges for smartphone-based third-party virtual assistants that are not designed for a specific vehicle model. Our software platform integrates with third-party virtual assistants and improves their functionality by improving the quality of speech input.

- **Small, focused competitors.** We compete for business directly with certain companies focused on voice-based virtual assistance, including SoundHound in the U.S., iFlyTek in China, and other regional and technology-focused competitors. These companies have had some success selling into our customer base. However, we believe that we have multiple meaningful competitive advantages, including our scale, our globally distributed team, our best-in-class portfolio of compatible languages, and our deep experience and focus on the automotive market. We also believe that our technology, particularly our speech signal enhancement and acoustic tuning, is superior based on benchmarking results against our competitors. We believe we will continue to be able to compete successfully against these competitors as we continue to invest in our offerings.

  Our industry has attracted, and may continue to attract, new entrants. Although we find that OEMs often prefer to maintain relationships with suppliers that have a proven record of performance, they also rigorously reevaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, operational flexibility, customer service and overall management.

Technology

Our software platform's edge and cloud-connected software components are based on a number of proprietary technologies. We customize these technologies for specific vehicle models and continuously update and improve our features and functionality. Our key technologies include but are not limited to the following:

- **Speech Signal Enhancement.** A high-quality voice input signal is a precondition to reliable speech recognition and cognitive assistance. However, in a typical vehicle cabin, ambient interior sounds and noise from around the vehicle mix with infotainment system output and conversations between passengers, create a complex soundscape that can obscure virtual assistant requests. Audio signal processing technologies are therefore critical to the cognitive assistance experience. We have been developing and combining highly advanced audio signal enhancement technologies for over 20 years, and we tune our software in relation to the placement of microphones in a vehicle to create defined acoustic zones and support the isolation of individual speakers. Our technologies deliver best-in-class speech recognition results, as evidenced by tests performed by our customers to assess correct recognition of words, sentences, and domains, in which our solutions have achieved some of the highest marks relative to competitors.

- **Automatic Speech Recognition.** Our speech recognition technology, built using neural networks and specifically designed for automotive applications, is recognized as the automotive industry leader in automatic speech recognition. We support over 70 languages and dialects, representing the largest language portfolios in the speech industry. Key features of our speech recognition technology include free-form conversational interpretation, as opposed to a rigid system of predefined commands, and barge-in capabilities, enabling users to correct and modify their requests in the middle of stating them.

- **Natural Language Understanding.** Once speech has been captured and accurately converted into words, natural language understanding technology, or NLU, is necessary to match the request to the appropriate category and domain to interpret the user's intent. Our NLU system applies artificial intelligence reasoning, including predefined and learned preferences and real-time contextual information, to deliver informative responses consistent with what a user desires. NLU processing is performed by a hybrid of edge and cloud-connected software components to optimize performance, efficiency, reliability and security.

- ***Vocalizer: Text-to-Speech and Natural Language Generation.*** In many cases, the most useful result of a spoken query or command is a spoken response back to the user. To enable cognitive assistants to speak, we offer text-to-speech technology in more than 65 languages and dialects and over 145 distinct voices. We also have developed the technology to read text using human-like inflection and emotion, as well as, offer custom voices for customers who wish to differentiate themselves through an exclusive personality representing their brand.

- ***Voice Biometrics.*** Our software platform includes biometric functionality which can authenticate and personalize the automotive experience by recognizing users based on their voice and automatically load individual preferences and other automotive settings.

- ***Push-to-Talk, Wake-Up Words and Just Talk.*** Through our software platform, we are capable of offering three methods for invoking the virtual assistant, which can be implemented alone or in combination:

  - *Push-to-Talk* functionality, most commonly implemented as a button on the steering wheel or center console.

  - *Wake-Up Word* functionality, involving a spoken keyword or phrase, such as "*Hey BMW.*"

  - *Just Talk.* Our active listening technology, filters out background noise and irrelevant conversation until it hears a keyword, phrase, or command that it understands as related to an applicable domain and which is intended as a virtual assistant request. False triggers are minimized through sophisticated syntax, cadence and intonation analysis performed in real-time and can be further reduced using automobile sensors such as head or body movement trackers.

- ***Cognitive Arbitration.*** Our cognitive arbitration technology can route arbitrary requests to the most appropriate virtual assistant or bot, including third-party virtual assistants.

- ***Non-Speech, Multimodal Input.*** Our technology seeks to mimic conversational human interaction by incorporating input methods beyond speech. Our multimodal capabilities allow vehicle systems to accept multiple forms of input such as voice, gestures, gaze, predictive text and handwriting.

- ***Multi-Seat Intelligence***. Due to its flexible design, our speech signal enhancement technology can be easily configured for complex multi-zone scenarios with various users and nearly arbitrary microphone configurations. Dedicated processing modes enable efficient and robust multi-user speech recognition in challenging acoustical environments. This allows for passenger interaction in individual zones like sharing music or interacting simultaneously with the car or infotainment systems, where some passengers can enjoy browsing their music by speech, while others can send emails or other work-related activities.

Research and Development

We maintain technical engineering centers in major regions of the world that help develop our software platform and its underlying components and provide our customers with local engineering capabilities and design development.

We employ approximately 1,000 research and development personnel around the world, including scientists, engineers and technicians. Our total research and development expenses were approximately $123.3 million, $107.1 million and $112.1 million for fiscal years 2023, 2022 and 2021, respectively.

We believe that continued investment in research and development will be critical for us to continue to deliver market-leading solutions for automotive cognitive assistance. Accordingly, we intend to continue to invest in our product portfolio and allocate capital and resources to our growth opportunities.

Customers

Our customers include all major OEMs or their tier 1 suppliers worldwide. Our automobile manufacturer customers, commonly referred to as OEMs, include BMW, XPeng, Stallantis, Ford, Daimler, Geely, Renault-Nissan, SAIC, Toyota, Harley Davidson, Volkswagen Group and many others and represented approximately 49% of our sales in fiscal year 2023. Our tier 1 supplier customers, who typically sell automobile components to the OEMs, include Aptiv, Bosch, Continental, DENSO TEN, NIO, Harman and many others and represented approximately 51% of our business in fiscal year 2023.

Our revenue base is geographically diverse. In fiscal year 2023, approximately 30%, 35% and 35% of our revenue came from the Americas, Europe and Asia, respectively.

Sales and Marketing and Professional Services

We market our offerings using a high-touch OEM solutions model. We sell directly to our customers, which include OEMs and suppliers and as described above under "Customers", and for each of our customers we assign a team comprising sales and marketing as well as professional services personnel. Our customer contracts are bespoke and vary widely, but generally represent multi-year agreements providing visibility into future revenue and helping to support retention of customer relationships over the long term.

Our sales and marketing team includes approximately 100 employees. This team includes sales representatives, account managers, sales engineers, product managers and marketing experts. As we sell our offerings to all major OEMs or their tier 1 suppliers today, our sales strategy is primarily focused on leveraging our existing customer relationships. Account managers typically have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage. We oftentimes utilize customer-specific demo days and proof-of-concepts ("POCs") in which we showcase our technology and capabilities to OEMs and tier 1 suppliers on an individual basis. These events help maintain our market presence and awareness of our platform's offerings while also providing opportunities to solicit feedback and input from our customers on our roadmap and future technologies.

Our professional services organization includes approximately 400 employees. These employees work with our customers in the design phase of the vehicle lifecycle to tailor our platform for specific requirements such as branding and also tune the software for the characteristics of a vehicle model. Our professional services team also provides post-design phase services through maintenance engagements, particular with respect to our cloud-connected solutions. The tight integration of our platform into our customers' design process and their vehicles supports our ability to win future business with those customers. Like our sales representatives, our professional services employees often have longstanding relationships with specific customers and are distributed worldwide to provide local customer coverage.

Human Capital

Summary

As of September 30, 2023, we had approximately 1,700 full-time employees, including approximately 100 in sales and marketing, approximately 200 in administrative functions, approximately 400 in professional services, and approximately 1,000 in research and development. Approximately 90% of our employees are based outside of the United States. None of our employees in the United States are represented by a labor union; however many of our employees in Europe are represented by workers councils or labor unions. To date, we have experienced no work stoppages and believe that we have a good relationship with our employees.

Culture and Work Environment

We're a group of highly motivated collaborators who share a common passion for creating meaningful change in our industry and shaping the future of mobility. We are committed to attracting and retaining the best and brightest talent and building a culture of transparency, trust, and respect.

We are proactively nurturing our culture by investing in our people, processes and professional development. We understand our people are critical for our continued success and are focused on helping our employees grow at every stage of their career. To help employees at every level develop professional skills to advance in their careers, we offer the Take Charge of Your Career Program. Through regular seminars and workshops, our people learn diverse skills that include leadership, negotiating, communicating, goal setting, and more. We provide access to world-class continuing education opportunities and resources including on-demand, self-paced learning opportunities via Linkedin Learning.

Our teams are also continuously connecting through our local social committees, which bring teams together while promoting engagement, inclusion, and community-service. With more than 80 employees serving on these committees and approximately 70% of employees participating in at least one event live or digitally, this employee-driven initiative supports our company's values. Our social committees organize numerous events including luncheons, karaoke, archery, yoga, hiking, fun runs, and community cleanup days.

Compensation, Rewards and Benefits

In addition to competitive base salaries, we provide incentive-based compensation programs to reward performance relative to key metrics. We also provide compensation in the form of restricted stock unit grants as well as a competitive time-off policy. We offer comprehensive benefit options, including retirement savings plans, medical insurance, dental insurance, vision insurance, life and disability insurance, health savings accounts, flexible spending accounts, and an employee stock purchase plan, among others.

Diversity and Inclusion

We are a global team that seeks to build a diverse and inclusive workplace built upon the different perspectives, beliefs, and backgrounds of our people. We embrace what makes us each unique. Strengthening diversity enables us to bring our collective ideas together to make the best decisions for the global community we serve. Our leadership and our people recognize that our efforts must include and support racial, ethnic, cultural, age, experience, gender, and LGBTQ+ diversity. To support our efforts, break down biases, and improve our ways of working collaboratively toward greater innovation, we have a company-wide Gender Diversity Program designed to elevate female and underrepresented voices within our teams.

We are committed to pay fairness. To that end, we performed a compensation analysis across the organization. Our analysis confirmed our commitment to a healthy, fair compensation system. Overall, in each country large enough to permit statistical comparisons, we saw no significant differences in pay by gender when controlling for factors such as job family, level, and years of service, nor did we see differences by gender or race in the United States. We will continue to monitor compensation fairness and, where necessary, will make compensation adjustments to ensure fairness.

A diverse business must be intentionally created. While we prioritize attracting top talent, we equally value developing our people. Our Women in Technology Group is an employee-led employee resource group ("ERG") focused on promoting leadership development and career advancement for women within Cerence. Approximately 30% of women are actively involved, with more than 20% attending events regularly.

It's extremely important that every employee feel welcome and valued as we strive to make our company a great place to work.

Intellectual Property

As of September 30, 2023, we own approximately 752 patents and patent applications and other intellectual property. Prior to our Spin-Off from Nuance, we entered into an Intellectual Property Agreement, which provides us with certain non-exclusive rights with respect to patents that will continue to be held by Nuance. While no individual patent or group of patents, taken alone, is considered material to our business, in the aggregate, these patents and rights provide meaningful protection for our products, technologies, and technical innovations.

Item 1A. Risk Factors.

You should carefully consider all of the information in this Form 10-K and each of the risks described below, which we believe are the material risks that we face. Some of the risks relate to our business, others to our intellectual property and technology, the consequences of the Spin-Off, the securities markets, our indebtedness and ownership of our securities. Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Form 10-K.

Risks Relating to Our Business

The market in which we operate is highly competitive and rapidly changing and we may be unable to compete successfully.

There are a number of companies that develop or may develop products that compete in the automotive voice assistance market. The market for our products and services is characterized by intense competition, evolving industry and regulatory standards, emerging business and distribution models, disruptive software technology developments, short product and service life cycles, price sensitivity on the part of customers, and frequent new product introductions, including alternatives for certain of our products that offer limited functionality at significantly lower costs or free of charge. In addition, some of our competitors have business objectives that may drive them to sell their alternative offerings at a significant discount to our offerings in the automotive voice assistant market. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers. Furthermore, existing or prospective customers may decide to develop competing products or have established, or may in the future establish, strategic relationships with our competitors. We also face significant competition with respect to cloud-based solutions in the automotive cognitive assistance market where existing and new competitors may have or have already established significant market share and product offerings.

The competition in the automotive cognitive assistance market has and could adversely affect in the future, our operating results by reducing the volume of the products and solutions we license or sell or the prices we can charge. Some of our current or potential competitors are large technology companies that have significantly greater financial, technical and marketing resources than we do, and others are smaller specialized companies that possess automotive expertise or regional focus and may have greater price flexibility than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements, or may decide to offer products at low or unsustainable cost to win new business. They may also devote greater resources to the development, promotion and sale of their products than we do, and in certain cases may be able to include or combine their competitive products or technologies with other of their products or technologies in a manner whereby the competitive functionality is available at lower cost or free of charge within the larger offering. To the extent they do so, penetration of our products, and therefore our revenue, may be adversely affected. Our large competitors may also have greater access to data, including customer data, which provides them with a competitive advantage in developing new products and technologies. Our success depends substantially upon our ability to enhance our products and technologies, to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological enhancements, and to maintain our alignment with the OEMs, their technology and market strategies. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes and maintain our alignment with OEMs, our business will suffer.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on our results of operations.

Our business depends on, and is directly affected by, the global automobile industry. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rate levels and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements, and political volatility, especially in energy-producing countries and growth markets. Such factors have in the past and may in the future also negatively impact consumer demand for automobiles that include features such as our products. In addition, automotive production and sales can be affected by our customers' ability to continue operating in response to challenging economic conditions, and in response to labor relations issues, regulatory requirements, trade agreements and other factors. The volume of global automotive production has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in the demand for our products. Moreover, the automotive industry has recently experienced, and may continue to experience, a semiconductor shortage, which has negatively impacted the production of new vehicles. Any significant adverse change in any of these factors, including, but not limited to, general economic conditions and the resulting bankruptcy of a customer, the closure of a customer manufacturing facility or the ability of a customer manufacturing facility to obtain supplies to manufacture automobiles and to ship or receive shipments of parts, supplies or finished product, may result in a reduction in automotive sales and production by our customers, and could have a material adverse effect on our business, results of operations and financial condition.

In recent months, we have observed increased economic uncertainty in the United States and abroad. Impacts of such economic weakness include:

- falling overall demand for goods and services, leading to reduced profitability;

- reduced credit availability;

- higher borrowing costs;

- reduced liquidity;

- volatility in credit, equity and foreign exchange markets; and

- bankruptcies.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank ("SVB"), was placed into receivership with the Federal Deposit Insurance Corporation ("FDIC"), which resulted in all funds held at SVB being temporarily inaccessible by SVB's customers. Although we do not have deposits with SVB, or any other financial institution currently in receivership, we maintain deposits at financial institutions as a part of doing business that could be at risk if another similar event were to occur. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, then our ability to access our cash and cash equivalents may be threatened and could have a material adverse effect on our business and financial condition. In addition, if any of our customers, suppliers or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

These developments, along with continued uncertainty about economic stability related to the global outbreak of COVID-19 and more recently the Russian invasion of Ukraine and the developing conflict between Israel and Hamas, have resulted in supply chain disruption, inflation, higher interest rates, fluctuations in currency exchange rates, and uncertainty about business continuity, which may adversely affect our business and our results of operations. As our customers react to global economic conditions and the potential for a global recession, we may see them reduce spending on our products and take additional precautionary measures to limit or delay expenditures and preserve capital and liquidity. Reductions in spending on our solutions, delays in automobile production or purchasing decisions, lack of renewals or the inability to attract new customers, as well as pressure for extended billing terms or pricing discounts, would limit our ability to grow our business and negatively affect our operating results and financial condition.

Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, our business, which could adversely affect our financial performance.

Our business depends on, and is directly affected by, the output and sales of the global automotive industry and the use of automobiles by consumers. Pandemics or disease outbreaks, such as COVID-19, have disrupted, and may continue to disrupt, global automotive industry customer sales and production volumes. Vehicle production initially decreased significantly in China, which was first affected by COVID-19, then Europe and also the United States. Subsequent events resulted in the shutdown of manufacturing operations in China, Europe and the United States, and even though manufacturing operations have resumed, the capacity of such global manufacturing operations remains uncertain. More recently, we have seen, and anticipate that we will continue to see, supply chain challenges in the automotive industry related to semiconductor devices that are used in automobiles. As a result, we have experienced, and may continue to experience, difficulties in entering into new contracts with our customers, a decline in revenues resulting from the decrease in the production and sale of automobiles by our customers, the use of automobiles, increased difficulties in collecting payment obligations from our customers and the possibility customers will stall or not continue existing projects. These all may be further exacerbated by the global economic downturn resulting from the pandemic which could further decrease consumer demand for vehicles or result in the financial distress of one or more of our customers.

The pandemic has already resulted in, and may continue to result in, work stoppages, slowdowns and delays, travel restrictions, and other factors that cause a decrease in the production and sale of automobiles by our customers. The production of automobiles with our products has been and may continue to be adversely affected with production delays and our ability to provide engineering support and implement design changes for customers may be impacted by restrictions on travel and quarantine policies put in place by businesses and governments. The full extent to which the COVID-19 pandemic adversely affects our financial performance will depend on future developments, many of which are outside of our control, are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of COVID-19, including variants, its severity, the effectiveness of actions to treat or contain the virus and its impact and the extent to which normal economic and operating conditions are impacted. The COVID-19 pandemic could also result in additional governmental restrictions and regulations, which could adversely affect our business and financial results. Even after the COVID-19 pandemic has lessened or subsided, we may continue to experience adverse impacts on our business and financial performance, our ability to access needed capital and liquidity, and the value of our common stock as a result of its global economic impact.

Our strategy to increase cloud connected services may adversely affect our near-term revenue growth and results of operations.

Our leadership position has historically been derived from our products and services based on edge software technology. We have been and are continuing to develop new products and services that incorporate cloud-connected components. The design and development of new cloud-connected components will involve significant expense. Our research and development costs have greatly increased in recent years and, together with certain expenses associated with delivering our connected services, are projected to continue to escalate in the near future. We may encounter difficulties with designing, developing and releasing new cloud-connected components, as well as integrating these components with our existing hybrid technologies. These development issues may further increase costs and may affect our ability to innovate in a manner demanded by the market. As a result, our strategy to incorporate more cloud-connected components may adversely affect our revenue growth and results of operations.

Pricing pressures from our customers may adversely affect our business.

We have in the past, and may in the future experience pricing pressure from our customers, including from the strong purchasing power of major OEMs. As a developer of automotive cognitive assistance components, we have been in the past, and may be in the future, expected to quote fixed prices or be forced to accept prices with annual price reduction commitments for long-term sales arrangements or discounted reimbursements for our work. We have in the past, and may in the future encounter customers unwilling to accept the terms of our software license or non-recurring engineering agreements. Any price reductions could impact our sales and profit margins. Our future profitability will depend upon, among other things, our ability to continuously reduce the costs for our components and maintain our cost structure. Our profitability is also influenced by our success in designing and marketing technological improvements in automotive cognitive assistance systems. If we are unable to offset any price reductions in the future, our business, results of operations and financial condition would be adversely affected.

We invest effort and money seeking OEMs' validation of our technology, and there can be no assurance that we will win or be able to renew service contracts, which could adversely affect our future business, results of operations and financial condition.

We invest effort and money from the time an OEM or a tier 1 supplier begins designing for an upcoming program to the date on which the customer chooses our technology to be incorporated directly or indirectly into one or more specific vehicle models to be produced by the customer. This selection process is known as a "design win." We could expend our resources without success, and in the past we have not always been selected despite the investment of effort and money. After a design win, it is typically quite difficult for a product or technology that did not receive the design win to displace the winner until the customer begins a new selection process because it is very unlikely that a customer will change complex technology until a vehicle model is revamped. In addition, the company with the winning design may have an advantage with the customer going forward because of the established relationship between the winning company and such customer, which could make it more difficult for such company's competitors to win the designs for other service contracts. Even if we have an established relationship with a customer, any failure to perform under a service

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contract or innovate in response to their feedback may neutralize our advantage with that customer. If we fail to win a significant number of customer design competitions in the future or to renew a significant number of existing service contracts, our business, results of operations and financial condition would be adversely affected. Moreover, due to the evolution of our connected offerings and architecture, trending away from providing legacy infotainment and connected services and a change in our professional services pricing strategies, we expect our deferred revenue balances to decrease in the future, including due to a wind-down of a legacy connected service relationship with a major OEM, since the majority of the cash from the contract has been collected. To the extent we are unable to renew existing service contracts, such decrease could intensify. The period of time from winning a contract to implementation is long and we are subject to the risks of cancellation or postponement of the contract or unsuccessful implementation.

Our products are technologically complex and incorporate many technological innovations. Prospective customers generally must make significant commitments of resources to test and validate our products before including them in any particular vehicle model. The development cycles of our products with new customers are approximately six months to two years after a design win, depending on the customer and the complexity of the product. These development cycles result in us investing our resources prior to realizing any revenues from the customer contracts. Further, we are subject to the risk that a customer cancels or postpones implementation of our technology, as well as the risk that we will not be able to implement our technology successfully. Further, our sales could be less than forecast if the vehicle model is unsuccessful, including reasons unrelated to our technology. Long development cycles and product cancellations or postponements may adversely affect our business, results of operations and financial condition.

Our business could be materially and adversely affected if we lost any of our largest customers.

The loss of business from any of our major customers, whether by lower overall demand for vehicles, cancellation of existing contracts or the failure to award us new business, has in the past and could in the future have a material adverse effect on our business, results of operations and financial condition. Alternatively, there is a risk that one or more of our major customers could be unable to pay our invoices as they become due or that a customer will simply refuse to make such payments given its financial difficulties. If a major customer becomes subject to bankruptcy or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification, or if a major customer otherwise successfully procures protection against us legally enforcing its obligations, it is likely that we will be forced to record a substantial loss. In addition, certain of our customers that are tier 1 suppliers exclusively sell to certain OEMs, including some of our other customers. A bankruptcy of, or other significant disruption to, any of these OEMs could intensify any adverse impact on our business and results of operations.

Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

Our revenue and operating results may fluctuate materially in the future. These fluctuations may cause our results of operations to not meet the expectations of securities analysts or investors which would likely cause the price of our stock to decline. Factors that may contribute to fluctuations in operating results include:

- given our limited customer base, the volume, timing and fulfillment of large customer contracts;
- renewals of existing customer contracts and wins of new customer programs;
- our mix of variable, fixed prepaid or fixed minimum purchase commitment license contracts;
- increased expenditures incurred pursuing new product or market opportunities;
- the timing of the receipt of royalty reports;
- fluctuating sales by our customers to their end-users;
- contractual counterparties failing to meet their contractual commitments to us;
- introduction of new products by us or our competitors;
- cybersecurity or data breaches;
- reduction in the prices of our products in response to competition, market conditions or contractual obligations;
- impairment of goodwill or intangible assets;
- accounts receivable that are not collectible;
- higher than anticipated costs related to fixed-price contracts with our customers;
- change in costs due to regulatory or trade restrictions;

- expenses incurred in litigation matters, whether initiated by us or brought by third-parties against us, and settlements or judgments we are required to pay in connection with disputes;

- changes in our stock compensation practices, as it relates to employee short-term incentive payments; and

- general economic trends as they affect the customer bases into which we sell.

Due to the foregoing factors, among others, our financial and operating results may fluctuate significantly from period to period. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly to respond to near-term shortfalls in projected revenue. Therefore, our failure to meet revenue expectations would seriously harm our operating results, financial condition and cash flows.

We may not be successful with the adoption of new products.

Part of our growth strategy includes the successful introduction of new products that will rely on subscription or transactional-based revenue generation. These represent new applications and we cannot assure the introduction of these new products, the level of adoption of these new products, or how quickly they can ramp to generate meaningful revenue. The development and launch of new products will require maintaining adequate resources, such as the appropriate personnel and technology to develop such products. We may experience delays between the time we incur expenses associated with the development and launch of new products and the revenue generated from the products. In addition, anticipated demand for the new products could decrease after we have spent time and resources on the development of the new product, or our efforts may not lead to the successful introduction of new products that are competitive, which would harm our business, results of operations and financial condition.

If we are unable to attract and retain management and other key personnel, our business could be harmed.

If any of our management or other key employees were to leave, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Although we have arrangements with some of our executive officers designed to promote retention, our employment relationships are generally at-will and we have had management and other key employees leave in the past. We cannot assure you that one or more management or other key employees will not leave in the future. The departure of key leadership personnel, in particular, can take significant knowledge and experience from the Company. While this loss of knowledge and experience can be mitigated through a successful transition, there can be no assurance that we will be successful in such efforts. If we do not successfully manage the transition of management positions, it could be viewed negatively by our customers, employees or investors and could have an adverse impact on our business and strategic direction. A change in senior management, such as we experienced over the past years, also could result in our future strategy and plans differing from those of the past. Further, we intend to continue to hire additional highly qualified personnel, including research and development and operational personnel, but may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.

We depend on skilled employees and could be impacted by a shortage of critical skills.

Much of our future success depends on the continued service and availability of skilled employees, particularly with respect to technical areas. Skilled and experienced personnel in the areas where we compete are in high demand, and competition for their talents is intense. We expect that many of our key employees will receive a total compensation package that includes equity awards. New regulations or volatility in the stock market could diminish our use, and the value, of our equity awards. This would place us at a competitive disadvantage in attracting qualified personnel or force us to offer more cash compensation.

Some of our employees are represented by workers councils or unions or are subject to local laws that are less favorable to employers than the laws of the U.S.

Most of our employees in Europe are represented by workers councils or unions. Although we believe we have a good working relationship with our employees and their legal representatives, they must approve any changes in terms which may impede efforts to restructure our workforce.

Cybersecurity and data privacy incidents or breaches may damage client relations and inhibit our growth.

The confidentiality and security of our information, and that of third parties, is critical to our business. In particular, our services involve the transmission, use, and storage of customers' and their customers' information, which may be confidential or contain personally identifiable information. Our internal computer systems and those of our current or future service providers, contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. The prevalent use of mobile devices also increases the risk of data security incidents.

While we maintain a broad array of information security and privacy measures, policies and practices, our networks may be breached through a variety of means, resulting in someone obtaining unauthorized access to our information, to information of our customers or their customers, or to our intellectual property; disabling or degrading service; or sabotaging systems or information. In addition, hardware, software, systems, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud or other forms of deceiving our employees, contractors, and vendors. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or the operations of third-party service providers, contractors and consultants, it could result in significant reputational, financial, legal, regulatory, business or operational harm. Any cybersecurity or data privacy incident or breach may result in:

- loss of revenue resulting from the operational disruption;

- loss of revenue or increased bad debt expense due to the inability to invoice properly or to customer dissatisfaction resulting in collection issues;

- loss of revenue due to loss of customers;

- material remediation costs to recreate or restore systems;

- material investments in new or enhanced systems in order to enhance our information security posture;

- cost of incentives offered to customers to restore confidence and maintain business relationships;

- reputational damage resulting in the failure to retain or attract customers;

- costs associated with potential litigation or governmental investigations, enforcement actions or regulatory fines;

- claims by third parties asserting that we have breached our privacy, confidentiality, data security or similar obligations;

- costs associated with any required notices of a data breach;

- costs associated with the potential loss of critical business data;

- difficulties enhancing or creating new products due to loss of data or data integrity issues; and

- other consequences of which we are not currently aware of but will discover through the remediation process.

In addition, our liability insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyberattacks and other related breaches. While we expect to continue to incur significant costs to continuously enhance our information security measures to defend against the threat of cybercrime, there can be no assurance that such measures will successfully prevent service interruptions, data security incidents and other security breaches. Any cybersecurity or data privacy incidents could have a material adverse effect on our business, results of operations and financial condition.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could have a material adverse effect on our business, financial condition or results of operations.

Privacy and data security have become significant issues in the U.S., Europe and in many other jurisdictions where we conduct or may in the future conduct our operations. The regulatory framework for the collection, use, safeguarding, sharing and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply.

Notably, for example, on May 25, 2018, the European General Data Protection Regulation 2016/679, which is commonly referred to as GDPR, took effect. The GDPR applies to any company established in the European Economic Area ("EEA") as well as any company outside the EEA that collects or otherwise processes personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. The GDPR enhances data protection obligations for processors and controllers of personal data, including, providing information to individuals regarding data processing activities, implementing

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safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, requirements to conduct data protection impact assessments and taking certain measures when engaging third-party processors. The GDPR imposes additional obligations and risk upon our business and substantially increases the penalties to which we could be subject in the event of any non-compliance. Failure to comply with the requirements of the GDPR may result in warning letters, mandatory audits, orders to cease/change the use of data, and financial penalties.

Further, European data protection laws also prohibit the transfer of personal data from the EEA and Switzerland to third countries that are not considered to provide adequate protections for personal data, including the U.S. With regard to transfers of personal data from the EEA, transfers to third countries that have not been approved as "adequate" are prohibited unless an appropriate safeguard specified by the GDPR is implemented, such as the Standard Contractual Clauses, or SCCs, approved by the European Commission or binding corporate rules, or a derogation applies. European regulators have issued recent guidance that imposes significant new diligence requirements on transferring data outside the European Union, including under an approved transfer mechanism. Where relying on the SCCs for data transfers, we may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data.

In addition, we are subject to Swiss data protection laws, including the Federal Act on Data Protection, or the FADP. While the FADP provides broad protections to personal data, on September 25, 2020, the Swiss federal Parliament enacted a revised version of the FADP, which became effective September 1, 2023. The new version of the FADP aligns Swiss data protection law with the GDPR.

Further, in addition to existing European data protection law, the European Union also is considering another draft data protection regulation. The proposed regulation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements in order to use communications content and communications metadata, as well as obligations and restrictions on the processing of data from an end-user's terminal equipment, which may negatively impact our product offerings and our relationships with our customers.

As another prominent example, we are also subject to data protection regulation in the UK. Following the UK's withdrawal from the EU on January 31, 2020 and the end of the transitional arrangements agreed between the UK and EU as of January 1, 2021, the GDPR has been incorporated into UK domestic law. United Kingdom-based organizations doing business in the European Union will need to continue to comply with the GDPR. Although the UK is regarded as a third country under the EU's GDPR, the European Commission recognizes the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The Information Commissioner's Office, or ICO, has recently introduced new mechanisms for international transfers of personal data originating from the UK (an International Data Transfer Agreement, or IDTA, along with a separate addendum to the EU SCCs). We will be required to implement these new safeguards when conducting restricted cross-border data transfers and doing so will require significant effort and cost.

In addition to European data protection requirements, we face a growing body of privacy and data security requirements in the United States. At the legislative level, for example, in June 2018, California enacted the CCPA, which became operative on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. Additionally, the CPRA, a ballot initiative approved in November 2020, which went into effect on January 1, 2023 significantly modified the CCPA, including by expanding consumers' rights and establishing a new state agency that has authority to implement and enforce the CPRA. Notably, twelve other states have passed comparable legislation and many others are considering proposals for similar broad consumer privacy laws. Moreover, other states have enacted privacy laws with a more limited scope, such as the state of Washington which has enacted legislation that is focused on health privacy and a small number of states have enacted laws that target biometric privacy. Furthermore, the United States Federal Trade Commission and many state attorney generals are interpreting existing federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data.

The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. In addition to new and strengthened laws and regulations in the U.S., European Union, and United Kingdom, many foreign jurisdictions have passed new laws, strengthened existing laws, or are contemplating new laws regulating personal data. For example, we are subject to stringent privacy and data protection requirements in many countries including Singapore and Japan. Additional jurisdictions with stringent data protection laws include Brazil and China. We also continue to see jurisdictions, such as Russia, imposing data localization laws, which under Russian laws require personal information of Russian citizens to be, among other data processing operations, initially collected, stored, and modified in Russia.

Preparing for and complying with the evolving application of these laws has required and will continue to require us to incur substantial operational costs and may interfere with our intended business activities, inhibit our ability to expand into certain markets or prohibit us from continuing to offer services in those markets without significant additional costs. It is possible that these laws may impose, or may be interpreted and applied to impose, requirements that are inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources, may cause our customers to lose confidence in our solutions, harm our reputation, expose us to litigation, regulatory investigations and resulting liabilities including reimbursement of customer costs, damages, penalties or fines imposed by regulatory agencies; and require us to incur significant expenses for remediation.

The development and use of artificial intelligence or AI (AI) presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data and could give rise to legal and/or regulatory actions, damage our reputation or otherwise materially harm our business.

We develop and incorporate AI technology in certain of our products and services and plan to develop and incorporate additional AI technology in future products and services. Issues in the development and use of AI, including generative AI tools and large language models, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. AI presents risks, challenges, and unintended consequences that could affect our and our customers' adoption and use of this technology. AI algorithms and training methodologies may be flawed. Additionally, AI technologies are complex and rapidly evolving, and we face significant competition in the market and from other companies regarding such technologies. Our vendors may incorporate generative AI tools into their offerings without disclosing this use to us, and the providers of these generative AI tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors' ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach of privacy or security incident because of the use of AI, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. While we aim to develop and use AI responsibly and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying or resolving issues before they arise. AI-related issues, deficiencies and/or failures could (i) give rise to legal and/or regulatory actions, including with respect to proposed legislation regulating AI in jurisdictions such as the EEA, and as a result of new applications of existing data protection, privacy, intellectual property, and other laws; (ii) damage our reputation; or (iii) otherwise materially harm our business.

A significant portion of our revenues are derived, and a significant portion of our research and development activities are based, outside the United States. Our results could be harmed by economic, political, and regulatory risks associated with these international regions and foreign currency fluctuations.

Because we operate worldwide, our business is subject to risks associated with doing business internationally. We generate most of our international revenue in Europe and Asia, and we anticipate that revenue from international operations will increase in the future. In addition, some of our products are developed outside the United States. We conduct a significant portion of the development of our voice recognition and natural language understanding solutions in Canada and Germany. We also have significant research and development resources in Belgium, China, India, Italy, and the United Kingdom. We are exposed to fluctuating exchange rates of foreign currencies, including the euro, British pound, Canadian dollar, Chinese RMB, Japanese yen, Indian rupee and South Korean won. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:

- adverse political and economic conditions, or changes to such conditions, in a specific region or country;

- trade protection measures, including tariffs and import/export controls, imposed by the United States and/or by other countries or regional authorities such as China, Canada or the European Union;

- the impact on local and global economies of the United Kingdom leaving the European Union;

- changes in foreign currency exchange rates or the lack of ability to hedge certain foreign currencies;

- compliance with laws and regulations in many countries, including with respect to data protection, anticorruption, labor relations, tax, foreign currency, anti-competition, import, export and trade regulations, and any subsequent changes in such laws and regulations;

- geopolitical turmoil, including terrorism and war, such as the conflict between Russia and Ukraine and the developing conflict between Israel and Hamas;

- changing data privacy regulations and customer requirements to locate data centers in certain jurisdictions;

- evolving restrictions on cross-border investment, including recent enhancements to the oversight by the Committee on Foreign Investment in the United States pursuant to the Foreign Investment Risk Preview Modernization Act and substantial restrictions on investment from China;

- changes in applicable tax laws;

- difficulties in staffing and managing operations in multiple locations in many countries;

- longer payment cycles of foreign customers and timing of collections in foreign jurisdictions; and

- less effective protection of intellectual property than in the United States.

Our business in China is subject to aggressive competition and is sensitive to economic, market and political conditions.

We operate in the highly competitive automotive cognitive assistance market in China and face competition from both international and smaller domestic manufacturers. We anticipate that additional competitors, both domestic and international, may seek to enter the Chinese market resulting in increased competition. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. There have been periods of increased market volatility and moderation in the levels of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. In addition, political tensions between China and the United States may negatively impact our ability to conduct business in China. If we are unable to grow or maintain our position in the Chinese market, the pace of growth slows or vehicle sales in China decrease, our business, results of operations and financial condition could be materially adversely affected. Government regulations and business considerations may also require us to conduct business in China through joint ventures with Chinese companies. Our participation in joint ventures would limit our control over Chinese operations and may expose our proprietary technologies to misappropriation by joint venture partners. The above risks, if realized, could have a material adverse effect on our business, results of operations and financial condition.

Interruptions or delays in our services or services from data center hosting facilities or public clouds could impair the delivery of our services and harm our business.

Because our services are complex and incorporate a variety of third-party hardware and software, our services may have errors or defects that could result in unanticipated downtime for our customers and harm to our reputation and our business. We have from time to time, found defects in our services, and new errors in our services may be detected in the future. In addition, we currently serve our customers from data center hosting facilities or third-party public clouds we directly manage. Any damage to, or failure of, the systems and facilities that serve our customers in whole or in part could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay service level agreement penalties, cause customers to terminate their on-demand services, and adversely affect our renewal rates and our ability to attract new customers.

If our goodwill or other intangible assets become impaired, our operating results could be negatively impacted.

We have significant intangible assets, including goodwill and other intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The most significant intangible assets are goodwill, customer relationships and patents and core technologies. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Technologies and patents are amortized on a straight-line basis over their estimated useful lives. We assess the potential impairment of goodwill on an annual basis. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we will be required to assess the potential impairment of goodwill and other intangible assets. Factors that could trigger an impairment of such assets include the following:

- changes in our organization or management reporting structure that could result in additional reporting units, which may require alternative methods of estimating fair values or greater disaggregation or aggregation in our analysis by reporting unit;

- significant under performance relative to historical or projected future operating results;

- significant changes in the strategy for our overall business;

- significant negative industry or economic trends;

- significant decline in our stock price for a sustained period; and

- our market capitalization declining to below net book value.

During the fiscal year ended September 30, 2022, we recorded a goodwill impairment charge of $213.7 million within the Consolidated Statement of Operations. Due to the update of our multi-year target plan, we concluded that indicators of impairment were present and performed a quantitative impairment test as of September 30, 2023. Based upon the results of the impairment test, no goodwill impairment was recorded as of September 30, 2023.

Future adverse changes in these or other unforeseeable factors could result in additional impairment charges that would impact our results of operations and financial position in the reporting period identified.

Risks Relating to our Intellectual Property and Technology

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.

From time to time, we are subject to claims and legal actions alleging that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Intellectual property disputes could subject us to significant liabilities, require us to enter into royalty and licensing arrangements on unfavorable terms, prevent us from licensing certain of our products, cause severe disruptions to our operations or the markets in which we compete, or require us to satisfy indemnification commitments with our customers including contractual provisions under various arrangements. Any of these could seriously harm our business, financial condition or operations.

Unauthorized use of our proprietary technology and intellectual property could adversely affect our business and results of operations.

Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy or discover aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to our technologies and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management's efforts.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our customers and claims against us.

Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse customer reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.

We may be unable to respond quickly enough to changes in technology and technological risks and to develop our intellectual property into commercially viable products.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive to our customers, which could adversely affect our results of operations. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to be competitive. There is a risk that we will not be able to achieve the technological advances that may be necessary for us to be competitive or that certain of our products will become obsolete. Moreover, restrictions on the use of our technology over the next year under the Intellectual Property Agreement which we entered into with Nuance in connection with the Spin-Off may limit our ability to adapt to technology and regulatory developments and thereby compete effectively in the market. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. These risks could have a material adverse effect on our business, results of operations and financial condition.

We utilize certain key technologies, content and services from, and integrate certain of our solutions with, third parties and may be unable to replace those technologies, content and services if they become obsolete, unavailable or incompatible with our solutions.

We utilize certain key technologies and content from, and/or integrate certain of our solutions with, hardware, software, services and content of third parties. Some of these vendors are also our competitors in various respects. These third-party vendors could, in the future, seek to charge us cost prohibitive fees for such use or integration or may design or utilize their solutions in a manner that makes it more difficult for us to continue to utilize their solutions, or integrate their technologies with our solutions, in the same manner or at all. Any significant interruption in the supply or maintenance of such third-party hardware, software, services or content could negatively impact our ability to offer our solutions unless and until we replace the functionality provided by this third-party hardware, software and/or content. In addition, we are dependent upon these third parties' ability to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality or content provided by third-party vendors in the event that such technologies become obsolete or incompatible with future versions of our solutions or are otherwise not adequately maintained or updated. Any delay in or inability to replace any such functionality could have a material adverse effect on our business, results of operations and financial condition. Furthermore, delays in the release of new and upgraded versions of third-party software applications could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Spin-Off

If the Spin-Off were determined not to qualify as tax-free for U.S. federal income tax purposes, we could have an indemnification obligation to Nuance, which could adversely affect our business, financial condition and results of operations.

On October 1, 2019, we were spun off from Nuance. Completion of the Spin-Off was conditioned on Nuance's receipt of a written opinion from its tax counsel to the effect that the Distribution will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, or the Code.

The opinion of counsel does not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion assumed that the Spin-Off was completed according to the terms of the Separation and Distribution Agreement and relied on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, Information Statement included as part of our registration statement on Form 10 and a number of other documents related to the Spin-Off. In addition, the opinion was based on certain assumptions as well as certain representations as to factual matters from, and certain covenants by, Nuance and us. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off, and certain related transactions or certain transactions, were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required to indemnify Nuance for the resulting taxes and related expenses. Those amounts could be material. Any such indemnification obligation could adversely affect our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we are able to, among other things, design and implement corporate strategies and policies and develop partnerships that are better targeted to our business's areas of strength and differentiation, better focus our financial and operational resources on those specific strategies, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility and enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including:

- as an independent, publicly traded company, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Nuance; and

- as an independent, publicly traded company, our businesses are less diversified than Nuance's businesses prior to the separation.

If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be adversely affected.

We may have potential business conflicts of interest with Nuance with respect to our past and ongoing relationships.

Conflicts of interest may arise between Nuance and us in a number of areas relating to our past and ongoing relationships, including:

- labor, tax, employee benefit, indemnification and other matters arising from our separation from Nuance;

- intellectual property matters;

- employee recruiting and retention; and

- business combinations involving our company.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

The allocation of intellectual property rights and data between Nuance and Cerence as part of the Spin-Off, the shared use of certain intellectual property rights and data following the Spin-Off and restrictions on the use of intellectual property rights, could adversely impact our reputation, our ability to enforce certain intellectual property rights that are important to us and our competitive position.

In connection with the Spin-Off, we entered into agreements with Nuance governing the allocation of intellectual property rights and data related to our business. These agreements include restrictions on our use of Nuance's intellectual property rights and data licensed to us, including limitations on the field of use in which we can exercise our license rights. As a result, we may not be able to pursue opportunities that require use of these license rights in industries other than the automotive industry and certain ancillary fields. Moreover, the licenses granted to us under Nuance's intellectual property rights and data are non-exclusive, so Nuance may be able to license the rights and data to third parties that may compete with us. These agreements could adversely affect our position and options relating to intellectual property enforcement, licensing negotiations and monetization and access to data used in our business. We also may not have sufficient rights to grant sublicenses of intellectual property or data used in our business, and we may be subject to third party rights pertaining to the underlying intellectual property or data. These circumstances could adversely affect our ability to protect our competitive position in the industry and otherwise adversely affect our business, financial condition and results of operations.

Risks Relating to Our Securities and Indebtedness

The terms of the Senior Credit Facilities restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industry in which we operate, the economy and governmental regulations.

The terms of the Senior Credit Facilities include a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests. These restrict our ability to take some or all of the following actions:

- incur or guarantee additional indebtedness or sell disqualified or preferred stock;

- pay dividends on, make distributions in respect of, repurchase or redeem capital stock;

- make investments or acquisitions;

- create liens;

- enter into sale/leaseback transactions;

- enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

- enter into transactions with affiliates;

- prepay, repurchase or redeem certain kinds of indebtedness;

- consolidate, merge, sell or otherwise dispose of assets or sell stock of our subsidiaries; and/or

- significantly change the nature of our business.

Furthermore, the lenders under the Senior Credit Facilities have required that we pledge our assets as collateral as security for our repayment obligations and that we abide by certain financial or operational covenants. Our ability to comply with such covenants and restrictions may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. A breach of any of these covenants, if applicable, could result in an event of default under the terms of the Senior Credit Facilities. If an event of default occurred, the lenders would have the right to accelerate the repayment of such debt, and the event of default or acceleration could result in the acceleration of the repayment of any other debt to which a cross-default or cross-acceleration provision applies. We might not have, or be able to obtain, sufficient funds to make these accelerated payments, and lenders could then proceed against any collateral. Any subsequent replacement of the agreements governing the Senior Credit Facilities or any new indebtedness could have similar or greater restrictions. The occurrence and ramifications of an event of default could adversely affect our business, financial condition and results of operations. Moreover, as a result of all of these restrictions, we may be limited in how we conduct our business and pursue our strategy, unable to raise additional debt financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

We may evaluate whether to pay cash dividends on our common stock in the future, and the terms of our Senior Credit Facilities limit our ability to pay dividends on our common stock.

Our Board of Directors', or our Board's, decisions regarding the payment of dividends depends on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints and other factors that our Board deems relevant. Additionally, the terms of the Senior Credit Facilities limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Servicing our debt may require a significant amount of cash. We may not have sufficient cash flow from our business to pay our indebtedness, and we may not have the ability to raise the funds necessary to settle for cash conversions of our outstanding notes (the "Notes") or to repurchase the Notes for cash upon a fundamental change, which could adversely affect our business and results of operations.

In June 2020, we issued an aggregate principal amount of $175 million 3.00% convertible senior notes due 2025, the "2025 Notes." The interest rate is fixed at 3.00% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. In June 2023, we issued an aggregate principal amount of $210 million 1.50% convertible senior notes due 2028, the "2028 Notes", and together with the 2025 Notes and the 2025 Modified Notes (as defined below), the "Notes". The interest rate is fixed at 1.50% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2024. We repurchased $87.5 million of the 2025 Notes with a portion of the proceeds from the sale of the 2028 Notes.

We may also incur additional indebtedness to meet future financing needs, including under our secured revolving credit facility portion of our Senior Credit Facilities. Our indebtedness could have significant negative consequences for our stockholders and our business, results of operations and financial condition by, among other things: (a) increasing our vulnerability to adverse economic and industry conditions; (b) limiting our ability to obtain additional financing; (c) requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; (d) limiting our flexibility to plan for, or react to, changes in our business; (e) diluting the interests of our existing stockholders as a result of issuing our common stock upon conversion of the Notes; and (f) placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not generate cash flows from operations in the future that are sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. In addition, our Senior Credit Facilities contain and any of our future debt agreements may contain restrictive covenants that may prohibit us from adopting any of these alternatives.

Holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indentures governing the Notes) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon conversion, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Notes being converted. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases in connection with such conversion and our ability to pay may additionally be limited by law, by regulatory authority, or by agreements governing our existing and future indebtedness. Our failure to repurchase the Notes at a time when the repurchase is required by the indenture governing the Notes or to pay any cash payable on future conversions as required by such indenture would constitute a default under such indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing our existing and future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes or make cash payments upon conversions thereof.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

- make us more vulnerable to adverse changes in general U.S. and worldwide economic, industry, and competitive conditions and adverse changes in government regulations;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- place us at a disadvantage compared to our competitors who have less debt;

- limit our ability to borrow additional amounts for funding acquisitions, for working capital, and for other general corporate purposes; and

- make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, results of operations, and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and results of operations and the value of our common stock.

In the event the conditional conversion feature of either series of the Notes is triggered, holders of such series of Notes will be entitled to convert the Notes of such series at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The conversion of some or all of the Notes would dilute the ownership interests of existing stockholders to the extent we satisfy our conversion obligation by delivering shares of our common stock upon any conversion of such Notes. Our Notes may become in the future convertible at the option of their holders under certain circumstances. If holders of our Notes elect to convert their Notes, we may settle our conversion obligation by delivering to them a significant number of shares of our common stock, which would cause dilution to our existing stockholders.

The accounting method for convertible debt securities that may be settled in cash, such as the Notes, could have a material effect on our reported financial results.

Under FASB ASC Subtopic 470-20, *Debt with Conversion and Other Options,* or ASC 470-20, an issuer was required to separately account for the liability and equity components of convertible debt instruments (such as the Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. ASC 470-20 requires the value of the conversion options of the Notes, representing the equity component, to be recorded as additional paid-in capital within stockholders' equity in our consolidated balance sheet and as a discount to the Notes, which reduced their initial carrying value. The carrying value of the Notes, net of the applicable discount recorded, were accreted up to the principal amount of the Notes, as the case may be, from the issuance date until maturity, which resulted in non-cash charges to interest expense in our consolidated statement of operations.

In August 2020, the FASB issued Accounting Standards Update ASU 2020-06, or ASU 2020-06, with the intent to simplify ASC 470-20 and ASC subtopic 815-40, *Contracts in Entity's Own Equity,* or ASC 815-40. Among the changes, ASU 2020-06 removed the requirement to bifurcate the liability and equity components of convertible debt instruments (such as the Notes) that may be settled entirely or partially in cash upon conversion. The removal of the bifurcation of liability and equity components eliminated non-cash interest expense corresponding to the amounts recorded within equity. In addition, ASU 2020-06 precludes the use of the treasury stock method, when calculating diluted earnings per share, for convertible debt instruments that may be settled entirely or partially in cash upon conversion. We adopted ASU 2020-06 on October 1, 2022 using the modified retrospective approach. Please see *Note 2(t)* for further discussion.

We currently apply the "if-converted" method for calculating any potential dilutive effect of the conversion options embedded in the Notes on diluted net income per share, which assumes that all of the Notes were converted solely into shares of common stock at the beginning of the reporting period, unless the result would be anti-dilutive. The application of the if-converted method may reduce our reported diluted net income per share to the extent we are profitable, and accounting standards may change in the future in a manner that may otherwise adversely affect our diluted net income per share.

Certain provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition. These include, among others, provisions that:

- do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders, in each case except as such rights may otherwise be provided to holders of preferred stock;

- establish advance notice requirements for stockholder nominations and proposals;

- provide that a special meeting of our stockholders may only be called by our Board, the Chairman of our Board or our Chief Executive Officer, or at the request of holders of not less than 20% of the outstanding shares of our common stock; and

- limit our ability to enter into certain business combination transactions.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Cerence, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price.

Our organizational documents designate the courts of the State of Delaware or the U.S. district courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation provides, in all cases to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cerence, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of Cerence to Cerence or Cerence's stockholders, any action asserting a claim arising pursuant to the Delaware General Corporation Law, or DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware or any action asserting a claim governed by the internal affairs doctrine or any other action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Further, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act of 1933, as amended, or the Securities Act, except that it may apply to such suits if brought derivatively on behalf of Cerence. Our Amended and Restated By-Laws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these provisions. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find any of these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

General Risk Factors

Tax matters may cause significant variability in our financial results and may impact our overall financial condition.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including:

- projected levels of taxable income;

- pre-tax income being lower than anticipated in countries with lower statutory rates or higher than anticipated in countries with higher statutory rates;

- increases or decreases to valuation allowances recorded against deferred tax assets;

- tax audits conducted and settled by various tax authorities;

- adjustments to income taxes upon finalization of income tax returns;

- the ability to claim foreign tax credits;

- the repatriation of non-U.S. earnings for which we have not previously provided for income taxes;

- changes in tax laws and their interpretations in countries in which we are subject to taxation; and

- changes to assessments of uncertain tax positions.

We regularly evaluate the need for a valuation allowance on deferred tax assets, considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. This analysis is heavily dependent upon our current and projected operating results. A decline in future operating results could provide substantial evidence that a full or partial valuation allowance for deferred tax assets is necessary, which could have a material adverse effect on our results of operations and financial condition.

The commercial and credit environment, may adversely affect our access to, and the cost of, capital.

Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. Volatility in the world financial markets, including the recent increases in interest and inflation rates, could increase borrowing costs or affect our ability to access the capital markets. These conditions may adversely affect our ability to obtain targeted credit ratings.

Our stock price may fluctuate significantly.

The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

- actual or anticipated fluctuations in our results of operations due to factors related to our business;

- success or failure of our business strategies;

- competition and industry capacity;

- changes in interest rates and other factors that affect earnings and cash flow;

- our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;

- our ability to retain and recruit qualified personnel;

- our quarterly or annual earnings, or those of other companies in our industry;

- announcements by us or our competitors of significant acquisitions or dispositions;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the failure of securities analysts to cover, or positively cover, our common stock;

- changes in earnings estimates by securities analysts or our ability to meet those estimates;

- the operating and stock price performance of other comparable companies;

- investor perception of our company and our industry;

- overall market fluctuations unrelated to our operating performance;

- results from any material litigation or government investigation;

- changes in laws and regulations (including tax laws and regulations) affecting our business;

- changes in capital gains taxes and taxes on dividends affecting stockholders; and

- general economic conditions, war, conflict or other political instability, and other external factors.

Low trading volume for our stock would amplify the effect of the above factors on our stock price volatility.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against us, such as the currently pending actions described in Part I – Item 3, "Legal Proceedings," could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Your percentage ownership in Cerence may be diluted in the future.

Your percentage ownership in Cerence may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we grant to our directors, officers, employees and other service providers. Our Board has adopted the Cerence 2019 Equity Incentive Plan, or the Equity Plan, for the benefit of certain of our current and future employees, service providers and non-employee directors. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

In addition, our Amended and Restated Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock with respect to dividends and distributions, as our Board may generally determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of the members of our Board in all events or upon the happening of specified events, or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that we could assign to holders of preferred stock could affect the residual value of our common stock.

From time-to-time, we may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of our common stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our common stock.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 of the Sarbanes-Oxley Act requires us to be able to prepare timely and accurate financial statements. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls may cause our operations to suffer, and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States, or GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for shares of our common stock, and could adversely affect our ability to access the capital markets.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters is located in Burlington, Massachusetts, and our international headquarters is located in Heerlen, Netherlands. Other large, leased sites include properties located in: Montreal, Canada; Aachen and Ulm, Germany; Shanghai and Chengdu, China; Merelbeke, Belgium; Turin, Italy; Tokyo, Japan and Pune, India.

We believe our existing facilities and equipment are in good operating condition and are suitable for the conduct of our business.

Item 3. Legal Proceedings.

City of Miami Fire Fighters' and Police Officers' Retirement Trust Action

On February 25, 2022, a purported shareholder class action captioned as City Of Miami Fire Fighters' And Police Officers' Retirement Trust v. Cerence Inc. et al. (the "Securities Action") was filed in the United States District Court for the District of Massachusetts, naming the Company and two of its former officers as defendants. Following the court's selection of a lead plaintiff and lead counsel, an amended complaint was filed on July 26, 2022. The plaintiff claims to be suing on behalf of anyone who purchased the Company's common stock between November 16, 2020 and February 4, 2022. The lawsuit alleges that material misrepresentations and/or omissions of material fact regarding the Company's operations, financial performance and prospects were made in the Company's public disclosures during the period from November 16, 2020 to February 4, 2022, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney's fees. On September 9, 2022, the defendants in the Securities Action moved to dismiss the action in its entirety. That motion is now fully briefed but it has not yet been resolved. We intend to defend the claims vigorously. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Derivative Actions

On May 10 and 12, 2022, respectively, plaintiffs William Shafer and Peter Morse filed shareholder derivative complaints in the United States District Court for the District of Massachusetts on behalf of Cerence Inc. against defendants (and former officers) Sanjay Dwahan and Mark J. Gallenberger as well as board members Arun Sarin, Thomas Beaudoin, Marianne Budnik, Sanjay Jha, Kristi Ann Matus, Alfred Nietzel and current CEO and board member Stefan Ortmanns. These actions are premised on factual contentions substantially similar to those made in the Securities Action and contain substantially similar legal contentions. As such, on June 13, 2022, at the parties' request, the court consolidated these derivative actions into a single action and appointed co-lead counsel for plaintiffs in that consolidated action. The parties agreed to stay the consolidated action pending a ruling on the forthcoming motion to dismiss in the Securities Action, and the court has ordered that stay.

Two shareholder derivative complaints making factual and legal contentions substantially similar to those raised in the consolidated action have been also filed in the Delaware Court of Chancery: one filed on October 19, 2022 by plaintiff Melinda Hipp against the defendants named in the consolidated action and board member Douglas Davis, and one filed on August 17, 2023 by plaintiff Catherine Fleming against the defendants named in the consolidated action. The parties have respectively agreed to stay those actions pending a ruling on the motion to dismiss in the Securities Action, and the courts hearing those actions have ordered those stays.

Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, derivative standing and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from these derivative actions.

A.P., a minor, by and through her guardian, Carlos Pena and Carlos Pena Action

On March 24, 2023, plaintiffs A.P., a minor, by and through her guardian, Carlos Pena, and Carlos Pena, each individually and on behalf of similarly situated individuals filed a purported class action lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (Case. No. 2023CH02866 (Cir. Ct. Cook Cnty. 2023)). The case was removed to Federal Court (Case No. 1:23CV2667 (N.D. Ill.)), and then severed and remanded back in part, so there are two pending cases. Plaintiffs subsequently amended the federal complaint twice, with the latest second amended complaint, filed on July 13, 2023, adding plaintiffs Randolph Freshour and Vincenzo Allan, each also filing individually and on behalf of similarly situated individuals. Plaintiffs allege that Cerence violated the Illinois Biometric Information Privacy Act ("BIPA"), 740 ILCS 14/1 et seq. through Cerence's Drive Platform technology, which is integrated in various automobiles. The named plaintiffs allegedly drove or rode in a vehicle with Cerence's Drive Platform technology. Across both cases, plaintiffs allege that Cerence violated: (1) BIPA Section 15(a) by possessing biometrics without any public written policy for their retention or destruction; (2) BIPA Section 15(b) by collecting, capturing, or obtaining biometrics without written notice or consent; (3) BIPA Section 15(c) by profiting from biometrics obtained from Plaintiffs and putative class members; and (4) BIPA Section 15(d) by disclosing biometrics to third party companies without consent. Cerence has filed motions to dismiss both cases. Plaintiffs are seeking statutory damages of $5,000 for each willful and/or reckless violation of BIPA and, alternatively, damages of $1,000 for each negligent violation of BIPA. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Other Legal Proceedings

Similar to many companies in the software industry, we are or may become involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time relating to matters incidental to the ordinary course of our business, including, without limitation, actions with respect to contracts, intellectual property, product liability claims, employment, benefits and securities matters. We evaluate the probability of adverse outcomes and, as applicable, estimate the amount of probable losses that may result from pending matters. Probable losses that can be reasonably estimated are reflected in our consolidated financial statements. These recorded amounts are not material to our consolidated financial statements for any of the periods presented in the accompanying consolidated financial statements. While it is not possible to predict the outcome of these matters with certainty, we do not expect the results of any of these actions to have a material adverse effect on our results of operations or financial position. However, each of these matters is subject to uncertainties, the actual losses may prove to be larger or smaller than the accruals reflected in our consolidated financial statements, and we could incur judgments or enter into settlements of claims that could adversely affect our financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "CRNC" since October 2, 2019. Prior to that date, there was no public trading market for our common stock. A "when-issued" trading market for our common stock existed between September 17, 2019 and October 1, 2019 under the symbol "CRNCV".

Holders of Common Stock

As of November 13, 2023, there were 461 holders of record of our common stock. This number does not reflect beneficial owners whose shares are held in street name.

Dividend Policy

We have not paid any dividends since our formation. We may evaluate whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we would consider in establishing a dividend policy are the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the Senior Credit Facilities limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

Performance Graph

The graph below compares the cumulative total shareholder return of our common stock for the last four years with the Russell 2000 and the S&P Software & Services Select indices. The information presented assumes an initial investment of $100 on October 2, 2019, the date our common stock began regular-way trading on the Nasdaq Global Select Market. The graph shows the value that each of these investments would have had at the end of each fiscal year.

The comparisons shown in the graph below are based upon historical data. We caution that the stock price performance shown in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.



	10/2/2019		9/30/2020		9/30/2021		9/30/2022		9/30/2023
Cerence Inc.	$	100.00	$	318.37	$	626.12	$	102.61	$	132.70
Russell 2000	$	100.00	$	101.90	$	148.98	$	112.51	$	120.65
S&P Software & Services Select	$	100.00	$	131.74	$	189.66	$	118.19	$	140.34

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Not applicable.

Item 6. Reserved.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, (the "MD&A"), describes the principal factors, based on management's assessment, which have a material impact on our results of operations, financial condition and liquidity, as well as our critical accounting estimates. Our MD&A generally includes a discussion of results of operations, financial condition, liquidity and capital resources related to year-over-year comparisons between fiscal years ended September 30, 2023, and 2022, as well as fiscal years ended September 30, 2022, and 2021.

The following discussion and analysis presented below should be read in conjunction with the Consolidated Financial Statements and the corresponding notes, included elsewhere in this Form 10-K. The information presented in this section includes forward-looking statements, which are described in detail in the section titled "Cautionary Statement Concerning Forward-Looking Statements." The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those made, projected, or implied in the forward-looking statements. See the section titled "Risk Factors" for a discussion of the risks, uncertainties, and assumptions associated with these statements.

Overview

Cerence builds AI powered virtual assistants for the mobility/transportation market. Our primary target is the automobile market, but our solutions can apply to all forms of transportation including but not limited to two-wheel vehicles, planes, tractors, cruise ships and elevators. Our solutions power natural conversational and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We possess one of the world's most popular software platforms for building automotive virtual assistants. Our customers include all major OEMs or their tier 1 suppliers worldwide. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories. Our software platform has a hybrid architecture combining edge software components with cloud-connected components. Edge software components are installed on a vehicle's head unit and can operate without access to external networks and information. Cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platform.

We generate revenue primarily by selling software licenses and cloud-connected services. Our edge software components are typically sold under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. We typically license cloud-connected software components in the form of a service to the vehicle end user, which is paid for in advance. In addition, we generate professional services revenue from our work with our customers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue.

Impact of COVID-19 on our Business

The COVID-19 pandemic has resulted in, and may continue to result in, additional governmental restrictions and regulations, which has adversely affected, and may continue to adversely affect, our business and financial results. The World Heath Organization ended the global emergency status for COVID-19 on May 5, 2023, and the United States Department of Health and Human Services declared that the public health emergency from COVID-19 expired at the end of the day on May 11, 2023. For further discussion of the business risks associated with COVID-19, see Item 1A, Risk Factors, within this Annual Report on Form 10-K.

Business Trends

We experienced a 10.2% decrease in total revenue during fiscal year 2023. The decrease in revenue was across all products types. Our license revenue is highly dependent on vehicle production. Over the course of the past year, our business was impacted by the current macroeconomic conditions, including, shipping and production issues, higher interest rates, and inflation. The decrease in our connected services revenues was primarily driven by the winding down of a legacy contract acquired by Nuance through a 2013 acquisition. The decrease in our professional services revenues was primarily driven by our arrangements and the related timing of fulfilling performance obligations under the contracts.

During fiscal year 2023, total cost of revenues decreased by 2.1% compared to fiscal year 2022, primarily driven by the decline in professional services revenues. Total operating expenses decreased by 45.4% during fiscal year 2023, primarily driven by a goodwill impairment charge of $213.7 million recognized in fiscal year 2022. Total operating expenses excluding the goodwill charge increased 12.5%, primarily driven by innovation initiatives in order to increase our competitive position in the market. Restructuring and other costs, net increased $2.9 million, driven by severance charges related to the elimination of personnel, third-party fees relating to the modification of the 2025 Notes, and offset by other one-time gains.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP, and the rules and regulations of the SEC. The consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the consolidated results of operations and financial position for the fiscal years presented. All such adjustments are of a normal recurring nature.

The consolidated financial statements include the accounts of the Company, as well as those of its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

Key Metrics

In evaluating our financial condition and operating performance, we focus on revenue, operating margins, and cash flow from operations.

For the fiscal year 2023 as compared to fiscal year 2022:

- Total revenue decreased by $33.4 million, or 10.2%, from $327.9 million to $294.5 million.

- Operating margin increased by 47.0 percentage points from negative 56.2% to negative 9.2%.

- Cash from operating activities changed by $9.6 million, or 450.7%, from cash used in operating activities of $2.1 million to cash provided by operating activities of $7.5 million.

For fiscal year 2022 as compared to fiscal year 2021:

- Total revenue decreased by $59.3 million, or 15.3%, from $387.2 million to $327.9 million.

- Operating margin decreased by 71.9 percentage points from 15.7% to negative 56.2%.

- Cash from operating activities changed by $76.5 million, or 102.9%, from cash provided by operating activities of $74.4 million to cash used in operating activities of $2.1 million.

Operating Results

The following table shows the Consolidated Statements of Operations for the fiscal years 2023, 2022 and 2021 (dollars in thousands):

		2023		2022		2021
Revenues:						
License	$	145,159	$	158,610	$	202,183
Connected services		75,071		85,571		109,534
Professional services		74,245		83,710		75,465
Total revenues		294,475		327,891		387,182
Cost of revenues:						
License	$	8,522	$	2,698	$	3,544
Connected services		22,995		22,722		25,727
Professional services		63,232		68,764		64,287
Amortization of intangibles		414		2,984		7,516
Total cost of revenues		95,163		97,168		101,074
Gross profit		199,312		230,723		286,108
Operating expenses:						
Research and development	$	123,333	$	107,116	$	112,070
Sales and marketing		27,504		31,098		38,683
General and administrative		57,903		42,653		56,979
Amortization of intangible assets		5,854		11,516		12,690
Restructuring and other costs, net		11,917		8,965		5,092
Goodwill impairment		—		213,720		—
Total operating expenses		226,511		415,068		225,514
(Loss) income from operations		(27,199)		(184,345)		60,594
Interest income		4,471		1,007		109
Interest expense		(14,769)		(14,394)		(13,997)
Other income (expense), net		1,108		(1,019)		1,563
(Loss) income before income taxes		(36,389)		(198,751)		48,269
Provision for income taxes		19,865		112,075		2,376
Net (loss) income	$	(56,254)	$	(310,826)	$	45,893

Our revenue consists primarily of license revenue, connected services revenue and revenue from professional services. License revenue primarily consists of license royalties associated with our edge software components. Our edge software components are typically sold under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our contracts contain variable, fixed prepaid or fixed minimum purchase commitment components. Revenue is recognized and cash is collected for variable contracts over the license distribution period. The fixed contracts typically provide the customer with a price discount and can include the conversion of a variable contract that was previously included in our estimated future revenues from variable forecasted royalties. Revenue for fixed contracts is recognized when the software is made available to the customer, which has typically occurred at the time the contract is signed. Cash is typically expected to be collected for a fixed prepaid deal at the inception of the contract. Cash is expected to be collected for a fixed minimum commitment deal over the license distribution period. During fiscal year 2023, we had a reduction in contributions from our fixed license contracts due to our decision to limit the level of such contracts on a go-forward basis which contributed to a decline in reported license revenue for fiscal year 2023. Going forward, we will continue to assess the levels of fixed license contracts and make adjustments, as necessary. See Note 3 to the accompanying consolidated financial statements for further discussion of our revenue, deferred revenue performance obligations and the timing of revenue recognition. Costs of license revenue primarily consist of third-party royalty expenses for certain external technologies we leverage.

Connected services revenue represents the subscription fee that provides access to our connected services components, including the customization and construction of our connected services solutions. We also derive revenue within our connected services business from usage contracts and there can be instances where a customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. Subscription and usage contracts typically have a term of one to five years. Subscription revenue is recognized over the subscription period and cash is expected to be collected at the start of the subscription period. Usage based revenue is recognized and cash is collected as the service is used. If the customer takes possession of the software to have it hosted by the customer or a third-party, revenue is recognized, and cash is collected at the time the license is delivered. On October 31, 2023, we entered into an early termination agreement relating to a legacy contract acquired by Nuance

through a 2013 acquisition. Previously the term of the contract ended on December 31, 2025, whereas the agreement signed on October 31, 2023, updated the termination date to December 31, 2023. The effect of this change is to accelerate $67.8 million of deferred revenue into the first quarter of fiscal year 2024. There is no cash flow associated with this legacy contract. See Note 3 to the accompanying consolidated financial statements for further discussion of our revenue, deferred revenue performance obligations and the timing of revenue recognition. Cost of connected service revenue primarily consists of labor costs of software delivery services, infrastructure, and communications fees that support our connected services solutions. During the first quarter of fiscal year 2024, we will have an acceleration of approximately $2.0 million of expenses associated with the termination of the legacy contract acquired by Nuance through a 2013 acquisition.

Professional services revenue is primarily comprised of porting, integrating, and customizing our embedded solutions, with costs primarily consisting of compensation for services personnel, contractors and overhead.

Our operating expenses include R&D, sales and marketing and general and administrative expenses. R&D expenses primarily consist of salaries, benefits, and overhead relating to research and engineering staff. Sales and marketing expenses include salaries, benefits, and commissions related to our sales, product marketing, product management, and business unit management teams. General and administrative expenses primarily consist of personnel costs for administration, finance, human resources, general management, fees for external professional advisers including accountants and attorneys, and provisions for credit losses.

Amortization of acquired patents and core technology are included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives.

Other components of operating expenses includes restructuring and other costs, net and goodwill impairment. Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside the ordinary course of our business. Goodwill impairment is recognized on a non-recurring basis when the carrying value of our reporting unit exceeds the estimated fair value.

Total other expense, net consists primarily of foreign exchange gains (losses), losses on the extinguishment of debt and interest expense related to the Notes and Senior Credit Facilities.

Fiscal Year 2023 Compared with Fiscal Year 2022 and Fiscal Year 2022 Compared with Fiscal Year 2021

Total Revenues

The following table shows total revenues by product type, including the corresponding percentage change (dollars in thousands):

	Year Ended September 30,						% Change	% Change
	2023	% of Total	2022	% of Total	2021	% of Total	2023 vs. 2022	2022 vs. 2021
License	$ 145,159	49.3%	$ 158,610	48.4%	$ 202,183	52.2%	(8.5)%	(21.6)%
Connected services	75,071	25.5%	85,571	26.1%	109,534	28.3%	(12.3)%	(21.9)%
Professional services	74,245	25.2%	83,710	25.5%	75,465	19.5%	(11.3)%	10.9%
Total revenues	$ 294,475		$ 327,891		$ 387,182		(10.2)%	(15.3)%

Fiscal Year 2023 Compared with Fiscal Year 2022

Total revenues for fiscal year 2023 were $294.5 million, a decrease of $33.4 million, or 10.2%, from $327.9 million from fiscal year 2022. The decrease in revenues was across all product types. Our license revenue is highly dependent on vehicle production. We expect our business to continue to be impacted by the current macroeconomic conditions.

License Revenue

License revenue for fiscal year 2023 was $145.2 million, a decrease of $13.4 million, or 8.5%, from $158.6 million for fiscal year 2022. The decrease in license revenue was driven by a $32.6 million decrease in minimum purchase commitments and prepaid deals and a $6.5 million decrease in revenue generated from non-automotive markets. This decrease was partially offset by a $25.6 million increase in variable license revenue due to higher volume of licensing royalties. As a percentage of total revenue, license revenue increased by 0.9 percentage points from 48.4% for fiscal year 2022 to 49.3% for fiscal year 2023.

Connected Services Revenue

Connected services revenue for fiscal year 2023 was $75.1 million, a decrease of $10.5 million, or 12.3%, from $85.6 million for fiscal year 2022. This decrease was primarily driven by the winding down of a legacy contract acquired by Nuance through a 2013 acquisition. As a percentage of total revenue, connected services revenue decreased by 0.6 percentage points from 26.1% for fiscal year 2022 to 25.5% for fiscal year 2023. On October 31, 2023, we entered into an early termination agreement relating to a legacy contract acquired by Nuance through a 2013 acquisition. Previously the term of the contract ended on December 31, 2025, whereas the agreement signed on October 31, 2023 updated the termination date to December 31, 2023. There is no cash flow associated with this legacy contract. The effect of this change is to accelerate $67.8 million of deferred revenue into the first quarter of fiscal year 2024.

Professional Services Revenue

Professional services revenue for fiscal year 2023 was $74.2 million, a decrease of $9.5 million, or 11.3%, from $83.7 million for fiscal year 2022. This decrease was primarily driven by our arrangements and the related timing of fulfilling performance obligations under the contracts. As a percentage of total revenue, professional services revenue decreased by 0.3 percentage points from 25.5% for fiscal year 2022 to 25.2% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

Total revenues for fiscal year 2022 were $327.9 million, a decrease of $59.3 million, or 15.3%, from $387.2 million from fiscal year 2021. The decrease in revenues was driven by decreases in licensing revenues and decreased demand for our connected services.

License Revenue

License revenue for fiscal year 2022 was $158.6 million, a decrease of $43.6 million, or 21.6%, from $202.2 million for fiscal year 2021. Variable license revenue decreased by $42.9 million primarily due to a lower volume of licensing royalties including consumption from fixed license contracts. During fiscal year 2022, certain existing variable long-term contracts with our largest customer were converted into minimum purchase commitment deals that accounted for $47.1 million of revenue during fiscal year 2022. The estimated future revenue related to these long-term contracts was previously included in our estimated future revenues from variable forecasted royalties. The cash associated with these deals is expected to be collected over the distribution period, which could be up to five years.

As a percentage of total revenue, license revenue increased 3.8 percentage points from 52.2% for fiscal year 2021 to 48.4% for fiscal year 2022.

Connected Services Revenue

Connected services revenue for fiscal year 2022 was $85.6 million, a decrease of $23.9 million, or 21.9%, from $109.5 million for fiscal year 2021. This decrease was primarily driven by the winding down of a legacy contract acquired by Nuance through a 2013 acquisition. As a percentage of total revenue, connected services revenue decreased by 2.2 percentage points from 28.3% for fiscal year 2021 to 26.1% for fiscal year 2022.

Professional Services Revenue

Professional services revenue for fiscal year 2022 was $83.7 million, an increase of $8.2 million, or 10.9%, from $75.5 million for fiscal year 2021. This increase was primarily driven by our continued focus on integration and customization services related to our edge software and timing of services rendered. As a percentage of total revenue, professional services revenue increased by 6.0 percentage points from 19.5% for fiscal year 2021 to 25.5% for fiscal year 2022.

Total Cost of Revenues and Gross Profits

The following table shows total cost of revenues by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
License	$ 8,522	$ 2,698	$ 3,544	215.9%	(23.9)%
Connected services	22,995	22,722	25,727	1.2%	(11.7)%
Professional services	63,232	68,764	64,287	(8.0)%	7.0%
Amortization of intangibles	414	2,984	7,516	(86.1)%	(60.3)%
Total cost of revenues	$ 95,163	$ 97,168	$ 101,074	(2.1)%	(3.9)%

The following table shows total gross profit by product type and the corresponding percentage change (dollars in thousands):

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
License	$ 136,637	$ 155,912	$ 198,639	(12.4)%	(21.5)%
Connected services	52,076	62,849	83,807	(17.1)%	(25.0)%
Professional services	11,013	14,946	11,178	(26.3)%	33.7%
Amortization of intangibles	(414)	(2,984)	(7,516)	(86.1)%	(60.3)%
Total gross profit	$ 199,312	$ 230,723	$ 286,108	(13.6)%	(19.4)%

Fiscal Year 2023 Compared with Fiscal Year 2022

Total cost of revenues for fiscal year 2023 was $95.2 million, a decrease of $2.0 million, or 2.1%, from $97.2 million for fiscal year 2022.

We experienced a decrease in total gross profit of $31.4 million, or 13.6%, from $230.7 million to $199.3 million. The decrease was primarily driven by declines in revenues across all product types.

Cost of License Revenue

Cost of license revenue for fiscal year 2023 was $8.5 million, an increase of $5.8 million, or 215.9%, from $2.7 million for fiscal year 2022. Cost of license revenues increased primarily due to costs associated with our Cerence Link product. As a percentage of total cost of revenue, cost of license revenue increased by 6.2 percentage points from 2.8% for fiscal year 2022 to 9.0% for fiscal year 2023.

License gross profit decreased by $19.3 million, or 12.4%, primarily due to decreases in license revenues.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2023 was $23.0 million, an increase of $0.3 million, or 1.2%, from $22.7 million for fiscal year 2022. Cost of connected services revenue increased primarily due to a $0.3 million increase in our cloud infrastructure costs and a $0.3 million increase from higher internal allocated labor. The increase was partially offset by a $0.7 million decrease in salary-related expenditures. As a percentage of total cost of revenue, cost of connected service revenue increased by 0.8 percentage points from 23.4% for fiscal year 2022 to 24.2% for fiscal year 2023. During the first quarter of fiscal year 2024, we will have an acceleration of approximately $2.0 million of expenses associated with the termination of the legacy contract acquired by Nuance through a 2013 acquisition.

Connected services gross profit decreased $10.7 million, or 17.1%, from $62.8 million to $52.1 million which was primarily driven by decreases in connected services revenue due to the winding down of a legacy contract.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2023 was $63.2 million, a decrease of $5.6 million, or 8.0%, from $68.8 million for fiscal year 2022. Cost of professional services revenue decreased primarily due to a $5.8 million decrease in salary-related expenditures, and a $2.0 million decrease in third-party contractor costs. The decrease was partially offset by a $2.1 million increase in internal allocated labor, and a $0.9 million increase in amortization of costs previously deferred. As a percentage of total cost of revenue, cost of professional services revenue decreased by 4.4 percentage points from 70.8% for fiscal year 2022 to 66.4% for fiscal year 2023.

Professional services gross profit decreased $3.9 million, or 26.3%, from $14.9 million to $11.0 million which was primarily due to the composition of our professional service arrangements.

Fiscal Year 2022 Compared with Fiscal Year 2021

Our total cost of revenues for fiscal year 2022 was $97.2 million, a decrease of $3.9 million, or 3.9%, from $101.1 million for fiscal year 2021.

We experienced a decrease in gross profit of $55.4 million, or 19.4%, from $286.1 million to $230.7 million. The decrease was primarily driven by a decline in license and connected services revenues.

Cost of License Revenue

Cost of license revenue for fiscal year 2022 was $2.7 million, a decrease of $0.8 million, or 23.9%, from $3.5 million for fiscal year 2021. Cost of license revenues decreased due to third-party royalty expenses associated with external technologies we leverage in our edge software components. As a percentage of total cost of revenue, cost of license revenue decreased by 0.7 percentage points from 3.5% for fiscal year 2021 to 2.8% for fiscal year 2022.

License gross profit decreased by $42.7 million, or 21.5%, from $198.6 million to $155.9 million, primarily due to decreases in license revenues.

Cost of Connected Services Revenue

Cost of connected services revenue for fiscal year 2022 was $22.7 million, a decrease of $3.0 million, or 11.7%, from $25.7 million for fiscal year 2021. Cost of connected services revenue decreased primarily due to a $1.8 million decrease in salary-related expenditures, $1.3 million decrease in amortization of costs previously deferred, $0.4 million decrease in internal allocated labor costs, $0.4 million decrease in stock-based compensation offset by a $2.0 million increase in our cloud infrastructure costs. As a percentage of total cost of revenue, cost of connected service revenue decreased by 2.1 percentage points from 25.5% for fiscal year 2021 to 23.4% for fiscal year 2022.

Connected services gross profit decreased $21.0 million, or 25.0%, from $83.8 million to $62.8 million which was primarily driven by decreases in connected services revenue due to the winding down of a legacy contract.

Cost of Professional Services Revenue

Cost of professional services revenue for fiscal year 2022 was $68.8 million, an increase of $4.5 million, or 7.0%, from $64.3 million for fiscal year 2021. Cost of professional services revenue increased primarily due to a $8.6 million increase in third-party contractor costs. The increase was partially offset by a $2.2 million decrease in internal allocated labor, $1.6 million decrease in stock-based compensation costs, and $1.5 million decrease in amortization of costs previously deferred. As a percentage of total cost of revenue, cost of professional services revenue increased by 7.2 percentage points from 63.6% for fiscal year 2021 to 70.8% for fiscal year 2022.

Professional services gross profit increased $3.7 million, or 33.7%, from $11.2 million to $14.9 million which was primarily due to an increase in professional services revenues and cost savings initiatives implemented during the first half of fiscal year 2022.

Operating Expenses

The tables below show each component of operating expense. Other income (expense), net and provision for income taxes are non-operating expenses and presented in a similar format (dollars in thousands).

R&D Expenses

	Year Ended September 30,			% Change	% Change
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
Research and development	$ 123,333	$ 107,116	$ 112,070	15.1%	(4.4)%

Fiscal Year 2023 Compared with Fiscal Year 2022

Historically, R&D expenses are our largest operating expense as we continue to build on our existing software platforms and develop new technologies. R&D expenses for fiscal year 2023 were $123.3 million, an increase of $16.2 million, or 15.1%, from $107.1 million for fiscal year 2022. The increase in R&D expenses was primarily attributable to a $7.0 million increase in stock-based compensation costs, a $5.5 million decrease in capitalized costs associated with internally developed software, a $4.0 million increase in third-party contractor costs, and a $1.4 million increase in depreciation costs. The increase was partially offset by a $2.3 million decrease in internally allocated labor, and a $0.4 million decrease in hardware and software expenditures. As a percentage of total operating expenses, R&D expenses increased by 28.6 percentage points from 25.8% for fiscal year 2022 to 54.4% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

Historically, R&D expenses are our largest operating expense as we continue to build on our existing software platforms and develop new technologies. As part of our cost savings initiatives, we have moved expenses to lower-cost markets and in the second half of fiscal year 2022 shifted a portion of our R&D workforce to support our professional service teams. R&D expenses for fiscal year 2022 were $107.1 million, a decrease of $5.0 million, or 4.4%, from $112.1 million for fiscal year 2021. The decrease in R&D expenses was primarily attributable to a $6.3 million decrease in stock-based compensation and $3.9 million decrease in salary-related expenditures. The decrease was partially offset by a $2.9 million decrease in labor allocated to support our customer projects, $1.0 million increase in third-party contractor costs, and $0.6 million increase in hardware and software costs. As a percentage of total operating expenses, R&D expenses decreased by 23.9 percentage points from 49.7% for fiscal year 2021 to 25.8% for fiscal year 2022.

Sales & Marketing Expenses

	Year Ended September 30,			% Change	% Change
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
Sales and marketing	$ 27,504	$ 31,098	$ 38,683	(11.6)%	(19.6)%

Fiscal Year 2023 Compared with Fiscal Year 2022

Sales and marketing expenses for fiscal year 2023 were $27.5 million, a decrease of $3.6 million, or 11.6%, from $31.1 million for fiscal year 2022. The decrease in sales and marketing expenses was primarily attributable to a $4.5 million decrease in salary-related expenditures, partially offset by a $1.0 million increase in commissions expenditures, and a $0.8 million increase in professional services. As a percentage of total operating expenses, sales and marketing expenses increased by 4.6 percentage points from 7.5% for fiscal year 2022 to 12.1% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

Sales and marketing expenses for fiscal year 2022 were $31.1 million, a decrease of $7.6 million, or 19.6%, from $38.7 million for fiscal year 2021. The decrease in sales and marketing expenses was primarily attributable to a $9.0 million decrease in stock-based compensation and a $0.5 million decrease in salary-related expenses. The decrease was partly offset by an increase of $0.6 million related to travel expenditures and $0.6 million related to commission expense. As a percentage of total operating expenses, sales and marketing expenses decreased by 9.7 percentage points from 17.2% for fiscal year 2021 to 7.5% for fiscal year 2022.

General & Administrative Expenses

	Year Ended September 30,			% Change	% Change
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
General and administrative	$ 57,903	$ 42,653	$ 56,979	35.8%	(25.1)%

Fiscal Year 2023 Compared with Fiscal Year 2022

General and administrative expenses for fiscal year 2023 were $57.9 million, an increase of $15.2 million, or 35.8%, from $42.7 million for fiscal year 2022. The increase in general and administrative expenses was primarily attributable to a $9.9 million increase in stock-based compensation costs, a $4.0 million increase in credit loss provision, including a $3.8 million provision relating to one international electric vehicle maker, a $0.7 million increase in hardware and software expenditures. The increase was partly offset by a decrease of $0.9 million in depreciation expense. As a percentage of total operating expenses, general and administrative expenses increased by 15.3 percentage points from 10.3% for fiscal year 2022 to 25.6% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

General and administrative expenses for fiscal year 2022 were $42.7 million, a decrease of $14.3 million, or 25.1%, from $57.0 million for fiscal year 2021. The decrease in general and administrative expenses was primarily attributable to a $19.2 million decrease in stock-based compensation. The decrease was partially offset by a $2.4 million increase in professional service fees, a $0.9 million increase in salary-related expenses, a $0.7 million increase in hardware and software costs, a $0.5 million increase in third-party contractor costs, and $0.4 million increase in travel-related expenditures. As a percentage of total operating expenses, general and administrative expenses decreased by 15.0 percentage points from 25.3% for fiscal year 2021 to 10.3% for fiscal year 2022.

Amortization of Intangible Assets

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
Cost of revenues	$ 414	$ 2,984	$ 7,516	(86.1)%	(60.3)%
Operating expense	5,854	11,516	12,690	(49.2)%	(9.3)%
Total amortization	$ 6,268	$ 14,500	$ 20,206	(56.8)%	(28.2)%

Fiscal Year 2023 Compared with Fiscal Year 2022

Intangible asset amortization for fiscal year 2023 was $6.3 million, a decrease of $8.2 million, or 56.8%, from $14.5 million for fiscal year 2022. The decrease primarily relates to certain intangible assets having been fully amortized during fiscal year 2023.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 2.7 percentage points from 3.1% for fiscal year 2022 to 0.4% for fiscal year 2023. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses decreased by 0.2 percentage points from 2.8% for fiscal year 2022 to 2.6% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

Intangible asset amortization for fiscal year 2022 was $14.5 million, a decrease of $5.7 million, or 28.2%, from $20.2 million for fiscal year 2021. The decrease primarily relates to certain intangible assets having been fully amortized during fiscal year 2022.

As a percentage of total cost of revenues, intangible asset amortization within cost of revenues decreased by 4.3 percentage points from 7.4% for fiscal year 2021 to 3.1% for fiscal year 2022. As a percentage of total operating expenses, intangible asset amortization expenses within operating expenses decreased by 2.8 percentage points from 5.6% for fiscal year 2021 to 2.8% for fiscal year 2022.

Other Components of Operating Expense

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
Restructuring and other costs, net	$ 11,917	$ 8,965	$ 5,092	32.9%	76.1%
Goodwill impairment	$ -	$ 213,720	$ -	(100.0)%	100.0%

Fiscal Year 2023 Compared with Fiscal Year 2022

Fiscal Year 2023

For the fiscal year ended September 30, 2023, we recorded restructuring and other costs, net of $11.9 million, which included a $7.8 million severance charge related to the elimination of personnel, $3.8 million of third-party fees relating to the modification of the 2025 Notes, and a $0.5 million charge resulting from the closure of facilities that will no longer be utilized.

Fiscal Year 2022

For the fiscal year ended September 30, 2022, we recorded restructuring and other costs, net of $9.0 million, which included $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards, $2.6 million other one-time charges, $1.7 million severance charge related to the elimination of personnel, and $0.7 million charge resulting from the closure of facilities that will no longer be utilized.

As a percentage of total operating expense, restructuring and other costs, net increased by 3.1 percentage points from 2.2% for fiscal year 2022 to 5.3% for fiscal year 2023.

Fiscal Year 2022 Compared with Fiscal Year 2021

Restructuring and other costs, net for fiscal year 2022 were $9.0 million, an increase of $3.9 million, from $5.1 million for fiscal year 2021. The increase in restructuring and other costs, net was primarily due to $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards, $2.6 million other one-time charges, $1.7 million severance charge related to the elimination of personnel, and $0.7 million charge resulting from the closure of facilities that will no longer be utilized. As a percentage of total operating expense, restructuring and other costs, net decreased by 0.1 percentage points from 2.3% for fiscal year 2021 to 2.2% for fiscal year 2022.

Goodwill impairment for the fiscal year ended September 30, 2022 was $213.7 million. At September 30, 2022, we concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. We weighted the methodologies appropriately to estimate a fair value as of September 30, 2022. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million.

Total Other Expense, Net

	Year Ended September 30,			% Change	% Change
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
Interest income	$ 4,471	$ 1,007	$ 109	344.0%	823.9%
Interest expense	(14,769)	(14,394)	(13,997)	2.6%	2.8%
Other income (expense), net	1,108	(1,019)	1,563	(208.7)%	(165.2)%
Total other expense, net	$ (9,190)	$ (14,406)	$ (12,325)	(36.2)%	16.9%

Fiscal Year 2023 Compared with Fiscal Year 2022

Total other expense, net for fiscal year 2023 was $9.2 million, a change of $5.2 million from $14.4 million of expense for fiscal year 2022. The increase in interest income was primarily attributable to returns on investments. The increase in interest expense was primarily attributable to a higher applicable interest rate on our Term Loan Facility. The change in other income (expense), net was primarily driven by foreign exchange gains partly offset by a $1.3 million loss on the extinguishment of debt related to our Term Loan Facility.

Fiscal Year 2022 Compared with Fiscal Year 2021

Total other expense, net for fiscal year 2022 was $14.4 million, a change of $2.1 million from $12.3 million of expense for fiscal year 2021. The increase in interest income was primarily attributable to returns on investments. The increase in interest expense was primarily attributable to a higher applicable interest rate on our Term Loan Facility. The change in other income (expense), net was primarily driven by foreign exchange losses.

Provision for Income Taxes

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
Provision for income taxes	$ 19,865	$ 112,075	$ 2,376	(82.3)%	4617.0%
Effective income tax rate%	(54.6)%	(56.4)%	4.9%		

Fiscal Year 2023 Compared with Fiscal Year 2022

Our effective income tax rate for fiscal year 2023 was negative 54.6%, compared to negative 56.4% for fiscal year 2022. Consequently, our provision for income taxes for fiscal year 2023 was $19.9 million, a net change of $92.2 million, or 82.3%, from a provision for income taxes of $112.1 million for fiscal year 2022. The effective tax rate for the fiscal year 2023 differed from the U.S. federal statutory rate of 21.0%, primarily due to the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings.

Fiscal Year 2022 Compared with Fiscal Year 2021

Our effective income tax rate for fiscal year 2022 was negative 56.4%, compared to 4.9% for fiscal year 2021. Consequently, our provision for income taxes for fiscal year 2022 was $112.1 million, a net change of $109.7 million, or 4617.0%, from a provision for income taxes of $2.4 million for fiscal year 2021. The effective income tax rate for fiscal year 2022 differed from the U.S. federal statutory rate of 21.0%, primarily due to the establishment of a valuation allowance in a foreign jurisdiction, impairment of book goodwill, the tax impacts of stock-based compensation, and our composition of jurisdictional earnings.

Liquidity and Capital Resources

Financial Condition

As of September 30, 2023, we had $121.0 million in cash, cash equivalents, and marketable securities. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less. Marketable securities include commercial paper, corporate bonds, and government securities. As of September 30, 2023, our net working capital, excluding deferred revenue and deferred costs, was $147.8 million. This balance is representative of the short-term net cash inflows based on the working capital at that date.

During the fiscal year ended September 30, 2022, certain existing variable long-term contracts with our largest customer were converted into minimum purchase commitments deals. The estimated future revenues related to these long-term contracts were previously included in our estimated future revenues from variable forecasted royalties related to our embedded and connected businesses. These minimum commitment deals accounted for $47.1 million of revenues during fiscal year 2022. The cash associated with these deals is expected to be collected over the distribution period, which could be up to five years.

Sources and Material Cash Requirements

Our principal sources of liquidity are our cash, cash equivalents, and marketable securities, as well as the cash flows we generated from our operations. The primary uses of cash include costs of revenues, funding of R&D activities, capital expenditures and debt obligations.

Our ability to fund future operating needs will depend on our ability to generate positive cash flows from operations and finance additional funding in the capital markets as needed. Based on our expectation to generate positive cash flows and the $121.0 million of cash, cash equivalents and marketable securities as of September 30, 2023, we believe we will be able to meet our liquidity needs over the next 12 months. We believe we will meet longer-term expected future cash requirements and obligations, through a combination of cash flows from operating activities, available cash balances, and available credit via our Revolving Facility (as described below).

The following table presents our material cash requirements for future periods:

	Material Cash Requirements Due by the Year Ended September 30,				
	2024	2025 - 2026	2027 - 2028	Thereafter	Total
2028 Notes	$ -	$ -	$ 122,500	$ -	$ 122,500
Cash interest payable on the 2028 Notes [a]	1,841	3,672	3,220	-	8,733
2025 Modified Notes	-	87,500	87,500	-	175,000
Cash interest payable on the 2025 Modified Notes [a]	3,946	4,370	2,299	-	10,615
Operating leases	6,011	6,129	2,260	120	14,520
Operating leases under restructuring [b]	82	370	185	-	637
Finance leases	459	415	-	-	874
Total material cash requirements	$ 12,339	$ 102,456	$ 217,964	$ 120	$ 332,879

[a]   Interest per annum is due and payable semiannually and is determined based on the outstanding principal as of September 30, 2023.

[b]   Contractual lease commitments are shown net of sublease income related to certain facilities. As of September 30, 2023, we anticipate sublease income of $0.6 million through fiscal year 2024.

We sponsor certain defined benefit plans that are offered primarily by certain of our foreign subsidiaries. Many of these plans are required by local regulatory requirements. We may deposit funds for these plans with insurance companies, third-party trustees, or into government-managed accounts consistent with local regulatory requirements, as applicable. The aggregate net liability of our defined benefit plans as of September 30, 2023 was $5.5 million.

Should we need to secure additional sources of liquidity, we believe that we could finance our needs through the issuance of equity securities or debt offerings. However, we cannot guarantee that we will be able to obtain financing through the issuance of equity securities or debt offerings on reasonable terms. Inflation and rising interest rates, and disruptions and instability in the banking industry have negatively impacted the global economy and created significant volatility and disruption of financial markets. An extended period of economic disruption, market volatility or recent bank failures, could materially affect our business, results of operations, ability to meet debt covenants, access to sources of liquidity and financial condition.

1.50% Senior Convertible Notes due 2028

On June 26, 2023, we issued $190.0 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2028 (the "2028 Notes"), which are governed by an indenture (the "2028 Indenture"), between us and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On July 3, 2023, we issued an additional $20.0 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2028 Notes were $193.2 million after deducting transaction costs.

The 2028 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on January 1 and July 1 of each year at a rate of 1.50% per year. The 2028 Notes will mature on July 1, 2028, unless earlier converted, redeemed, or repurchased. The 2028 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

The conversion rate is 24.5586 shares of our common stock per $1,000 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $40.72 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest.

In connection with the offering of the 2028 Notes, we repurchased $87.5 million in aggregate principal amount of the 2025 Notes in a privately negotiated transaction. We specifically negotiated the repurchase of the 2025 Notes with investors who concurrently purchased the 2028 Notes. We evaluated the transaction to determine whether the exchange should be accounted for as a modification or extinguishment under the provisions of ASC 470-50, which allows for an exchange of debt instruments between the same debtor and creditor to be accounted for as a modification so long as the instruments do not have substantially different terms. Because the concurrent redemption of the 2025 Notes and a portion of issuance of the 2028 Notes were executed with the same investors, we evaluated the transaction as a debt modification, on a creditor by creditor basis. The repurchase of the 2025 Notes and issuance of the 2028 Notes were deemed to not have substantially different terms on the basis that (1) the present value of the cash flows under the terms of the new debt instrument were less than 10% different from the present value of the remaining cash flows under the terms of the original instrument and (2) the fair value of the conversion feature did not change by more than 10% of the carrying value of the 2025 Notes, and therefore, the repurchase of the 2025 Notes was accounted for as a debt modification.

As a result, $87.5 million of the 2028 Notes are considered a modification of the 2025 Notes and are included in the balances of the 2025 Notes along with the remaining $87.5 million of the 2025 Notes (together the "2025 Modified Notes") that were not repurchased as part of the transaction. We recorded $14.3 million of fees paid directly to the lenders as deferred debt issuance costs, and $3.8 million of fees paid to third-parties were expensed in the period. As of September 30, 2023, the carrying amount of the 2025 Modified Notes was $155.7 million, net of unamortized costs of $19.3 million.

If a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option shall reduce the carrying amount of the debt instrument with a corresponding increase in Additional paid-in capital. We recognized the increase in the fair value of the embedded conversion feature of $4.1 million as Additional paid-in capital and an equivalent discount that reduced the carrying value of the 2025 Modified Notes.

We accounted for $122.5 million of the 2028 Notes, that were not negotiated with the investors of the 2025 Notes, as a single liability. We incurred transaction costs of $2.4 million relating to the issuance of the 2028 Notes, which were recorded as a direct deduction from the face amount of the 2028 Notes and are being amortized as interest expense over the term of the 2028 Notes using the interest method. As of September 30, 2023, the carrying amount of the 2028 Notes was $120.2 million and unamortized issuance costs of $2.3 million. As of September 30, 2023, the 2028 Notes were not convertible.

3.00% Senior Convertible Notes due 2025

On June 2, 2020, we issued $175.0 million in aggregate principal amount of 3.00% Convertible Senior Notes due 2025 (the "2025 Notes"), including the initial purchasers' exercise in full of their option to purchase $25.0 million principal amount of the 2025 Notes, which are governed by an indenture (the "2025 Indenture"), between us and the Trustee, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The net proceeds from the issuance of the 2025 Notes were $169.8 million after deducting transaction costs.

The 2025 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on June 1 and December 1 of each year at a rate of 3.00% per year. The 2025 Notes will mature on June 1, 2025, unless earlier converted, redeemed, or repurchased. The 2025 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

The conversion rate is 26.7271 shares of our common stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately $37.42 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event or convert its 2025 Notes called for redemption in connection with such notice of redemption, as the case may be.

On October 1, 2022, we adopted ASU 2020-06 based on a modified retrospective transition method. No prior-period information has been retrospectively adjusted. Since the adoption of ASU 2020-06, the 2025 Notes are no longer bifurcated into a separate liability and equity component. The 2025 Notes are accounted for as a single liability. The issuance costs related to the 2025 Notes are being amortized to interest expense over the contractual term. Refer to *Note 2 - Summary of Significant Accounting Policies* for the impact of our adoption. As of September 30, 2022, the carrying amount of the equity component, net of taxes and transaction costs was $14.4 million.

See "1.50% Senior Convertible Notes due 2028" section above for discussion on modification of the 2025 Notes as part of the offering of the 2028 Notes.

The interest expense recognized related to the Notes for the fiscal years ended September 30, 2023, 2022 and 2021 was as follows (dollars in thousands):

	Year Ended September 30,		
	2023	2022	2021
Contractual interest expense	$ 5,383	$ 5,246	$ 5,246
Amortization of debt discount	258	3,755	3,527
Amortization of issuance costs	2,119	944	887
Total interest expense related to the Notes	$ 7,760	$ 9,945	$ 9,660

The conditional conversion feature of the Notes was not triggered during the fiscal year ended September 30, 2023. As of September 30, 2023, the Notes were not convertible. As of this Annual Report, no Notes have been converted by the holders. Whether any of the Notes will be converted in future quarters will depend on the satisfaction of one or more of the conversion conditions in the future. If one or more holders elect to convert their Notes at a time when any such Notes are convertible, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional shares), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

Senior Credit Facilities

On June 12, 2020 (the "Financing Closing Date"), we entered into a Credit Agreement, by and among the Borrower, the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent (the "Credit Agreement"), consisting of a four-year senior secured term loan facility in the aggregate principal amount of $125.0 million (the "Term Loan Facility"). The net proceeds from the issuance of the Term Loan Facility were $123.0 million. We also entered into a senior secured first-lien revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities"), which may be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow.

On December 17, 2020 (the "Amendment No. 1 Effective Date"), we entered into Amendment No. 1 to the Credit Agreement (the "Amendment No. 1"). Amendment No. 1 extended the scheduled maturity date of the revolving credit and term facilities from June 12, 2024 to April 1, 2025.

Amendment No. 1 revised certain interest rates in the Credit Agreement. Following delivery of a compliance certificate for the first full fiscal quarter after the Amendment No. 1 Effective Date, the applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is LIBOR plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is LIBOR plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is LIBOR plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is LIBOR plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is LIBOR plus 2.20% or ABR plus 1.00%. As a result of Amendment No 1, the applicable LIBOR floor was reduced from 0.50% to 0.00%.

In addition, the quarterly commitment fee required to be paid based on the unused portion of the Revolving Facility is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the unused line fee is 0.500%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the unused line fee is 0.450%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the unused line fee is 0.400%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the unused line fee is 0.350%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the unused line fee is 0.300%.

Through the fiscal quarter ending December 31, 2022, we are obligated to make quarterly principal payments in an aggregate amount equal to 1.25% of the original principal amount of the Term Loan Facility. From the fiscal quarter ending March 31, 2023 and for each fiscal quarter thereafter, we are obligated to make quarterly principal payments in an aggregate amount equal to 2.50% of the original principal amount of the Term Loan Facility, with the balance payable at the maturity date thereof.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries' ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of our and our subsidiaries' equity interests. In addition, the Credit Agreement contains financial covenants, each tested quarterly, (1) a net secured leverage ratio of not greater than 3.25 to 1.00; (2) a net total leverage ratio of not greater than 4.25 to 1.00; and (3) minimum liquidity of at least $75 million. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

On November 22, 2022 (the "Amendment No. 2 Effective Date"), we entered into Amendment No. 2 to the Credit Agreement ("Amendment No. 2"). Amendment No. 2 modified certain financial covenants between the fiscal quarter ended March 31, 2023 to the fiscal quarter ended December 31, 2023 (the "covenant adjustment period"). During the covenant adjustment period, each tested quarterly, we are required to maintain (1) a net secured leveraged ratio of not greater than 4.25 to 1.00; (2) minimum liquidity of at least $125 million; and (3) aggregate capital expenditures less than $7.5 million. The net total leverage ratio will be waived during the covenant adjustment period. At the conclusion of the covenant adjustment period, the original financial covenants will resume. As of September 30, 2023 and 2022, we were in compliance with all Credit Agreement covenants.

Amendment No. 2 was accounted for a debt modification, and therefore, $0.4 million of the refinancing fees paid directly to the lender were recorded as deferred debt issuance costs, and $0.1 million of the refinance fees paid to third parties were expensed in the period.

Amendment No. 2 revised certain interest rates in the Credit Agreement. The applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.50% or ABR plus

1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.20% or ABR plus 1.00%. During the covenant adjustment period, and until the delivery of a compliance certificate for the first full fiscal quarter after the covenant adjustment period, the applicable margin will be SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%.

In connection with the issuance of the 2028 Notes, we borrowed $24.7 million under our Revolving Facility and paid $106.3 million towards our Term Loan Facility. As a result, we recorded $104.9 million extinguishment of debt and $1.3 million loss on the extinguishment of debt. All principal and interest on the Term Loan Facility have been paid in full. On July 3, 2023, we repaid the outstanding balance on our Revolving Facility. As of September 30, 2023 and 2022, there were no amounts outstanding under the Revolving Facility.

Total interest expense relating to the Senior Credit Facilities for the fiscal year ended September 30, 2023, 2022 and 2021 was $6.7 million, $4.3 million, $4.1 million, respectively, reflecting the coupon and accretion of the discount.

Cash Flows

Cash flows from operating, investing and financing activities for the fiscal years ended September 30, 2023, 2022, and 2021, as reflected in the audited Consolidated Statements of Cash Flows included in Item 8 of this Form 10-K, are summarized in the following table (dollars in thousands):

	Year Ended September 30,			% Change 2023 vs. 2022	% Change 2022 vs. 2021
	2023	2022	2021		
Net cash provided by (used in) operating activities	$ 7,498	$ (2,138)	$ 74,389	(450.7)%	(102.9)%
Net cash provided by (used in) investing activities	5,820	(10,565)	(41,631)	(155.1)%	(74.6)%
Net cash used in financing activities	(5,334)	(19,606)	(41,505)	(72.8)%	(52.8)%
Effect of foreign currency exchange rates on cash and cash equivalents	(1,677)	(1,272)	1,108	31.8%	(214.8)%
Net changes in cash and cash equivalents	$ 6,307	$ (33,581)	$ (7,639)	(118.8)%	339.6%

Net Cash Provided by (Used in) Operating Activities

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash provided by operating activities for fiscal year 2023 was $7.5 million, a net change of $9.6 million, or 450.7%, from net cash used in operating activities of $2.1 million for fiscal year 2022 . The change in cash flows were primarily due to:

- A decrease of $53.9 million from income before non-cash charges;

- An increase of $56.8 million due to changes in working capital primarily related to accounts receivable and prepaid expenses and other assets; and

- An increase of $6.8 million from changes in deferred revenue.

Deferred revenue represents a significant portion of our net cash provided by operating activities and, depending on the nature of our contracts with customers, this balance can fluctuate significantly from period to period. We expect our deferred revenue balances to decrease in the future, including due to a wind-down of a legacy connected service relationship with a major OEM, since the majority of cash from the contract has been collected. We do not expect any changes in deferred revenue to affect our ability to meet our obligations.

Fiscal Year 2022 Compared with Fiscal Year 2021

Net cash used in operating activities for fiscal year 2022 was $2.1 million, a net change of $76.5 million, or 102.9%, from net cash provided by operating activities of $74.4 million for fiscal year 2021. The change in cash flows were primarily due to:

- A decrease of $72.5 million from income before non-cash charges;

- A decrease of $21.4 million due to unfavorable changes in working capital primarily related to cash inflows from accounts receivables; and

- An increase of $17.4 million from changes in deferred revenue.

Deferred revenue represents a significant portion of our net cash provided by operating activities and, depending on the nature of our contracts with customers, this balance can fluctuate significantly from period to period. We expect our deferred revenue balances to decrease in the future, including due to a wind-down of a legacy connected service relationship with a major OEM, since the majority of cash from the contract has been collected. We do not expect any changes in deferred revenue to affect our ability to meet our obligations.

Net Cash Provided by (Used) in Investing Activities

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash provided by investing activities for the fiscal year 2023 was $5.8 million, a net change of $16.4 million, or 155.1%, from net cash used in investing activities of $10.6 million for fiscal year 2022. The change in cash flows were driven by:

- A decrease of $12.3 million in capital expenditures; and

- An increase of $6.9 million net proceeds from the sale of marketable securities.

Fiscal Year 2022 Compared with Fiscal Year 2021

Net cash used in investing activities for fiscal year 2022 was $10.6 million, a decrease of $31.0 million, or 74.6%, from $41.6 million for fiscal year 2021. The change in cash flows were driven by:

- An increase of $31.6 million net proceeds from the sale of marketable securities;

- A decrease of $2.0 million paid in connection with equity investments;

- A decrease of $2.0 million paid related to debt securities; and

- An increase of $5.4 million in capital expenditures.

Net Cash Used in by Financing Activities

Fiscal Year 2023 Compared with Fiscal Year 2022

Net cash used in financing activities for the fiscal year 2023 was $5.3 million, a net change of $14.3 million, from cash used in financing activities of $19.6 million for fiscal year 2022 . The change in cash flows were primarily due to:

- An increase of $210.0 million in proceeds from long-term debt;

- An increase of $192.2 million in principal payments of long-term debt;

- A decrease of $44.1 million in payments of tax related withholdings due to the net settlement of equity awards;

- A decrease of $30.4 million in proceeds from the issuance of our common stock; and

- An increase of $17.2 million in payments for long-term debt issuance costs.

Fiscal Year 2022 Compared with Fiscal Year 2021

Net cash used in financing activities for fiscal year 2022 was $19.6 million, a net change of $21.9 million, from cash used in financing activities of $41.5 million for fiscal year 2021. The change in cash flows were primarily due to:

- An increase of $24.5 million in proceeds from the issuance of our common stock; and

- An increase of $3.2 million in payments of tax related withholdings due to the net settlement of equity awards.

Issued Accounting Standards Not Yet Adopted

Refer to Note 2 to the accompanying audited Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a description of certain issued accounting standards that have not been adopted by us and may impact our results of operations in future reporting periods.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that have a material impact on the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition; allowance for credit losses; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for stock-based compensation; accounting for income taxes; accounting for convertible debt; and loss contingencies. Our management bases its estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting estimates most significantly affect the portrayal of our financial condition and the results of our operations. These estimates require our most difficult and subjective judgments.

Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We recognize revenue after applying the following five steps for arrangements with customers within the scope of ASC 606:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

- determination of the transaction price, including the constraint on variable consideration;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, the performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated standalone selling price ("SSP") of each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When applicable, we reduce transaction prices for estimated returns that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these products or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. When applicable, revenue from reimbursed out-of-pocket costs is accounted for as variable consideration.

Performance Obligations

License

Embedded software and technology licenses operate without access to external networks and information. Embedded licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Revenue from distinct embedded software and technology licenses, which do not require professional services to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred. For income statement presentation purposes, we separate distinct embedded license revenue from professional services revenue by allocating the transaction price based on their relative SSPs.

Revenue from embedded software and technology licenses sold on a royalty basis, where the license of non-exclusive intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with ASC 606-10-55-65(A).

For royalty arrangements that include fixed consideration related to usage guarantees, the fixed consideration is recognized when the software is made available to the customer.

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our usage basis connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Fixed fee subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. We recognize revenue over time on a ratable basis over the respective hosting subscription term.

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, we consider the dependence of the cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. We have concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within connected services revenue. There can be instances where the customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. For such arrangements, the performance obligation of the license is completed at a point in time once the customer takes possession of the software.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Significant Judgments

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer's environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services. Furthermore, hybrid contracts that contain both embedded and connected license and professional services are analyzed to determine if the products and services are distinct or have stand-alone functionality to determine the revenue treatment.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since our prices vary from customer to customer based on customer relationship, volume discount and contract type, there are instances where the SSP is not directly observable. In such instances, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists. These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. We review the SSP for each distinct performance obligation on a periodic basis, or when the underlying factors are deemed to have changed, and make updates when appropriate.

Contract Acquisition Costs

We are required to capitalize certain contract acquisition costs. The capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be between one and eight years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in Prepaid expenses and other current assets and in Other assets, respectively. As of September 30, 2023 and 2022, we had $8.0 million and $8.3 million of contract acquisition costs. We had amortization expense of $3.8 million, $2.5 million, and $1.9 million related to these costs during the fiscal years ended September 30, 2023, 2022, and 2021. There was no impairment related to contract acquisition costs.

Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and eight years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as Deferred costs.

We had amortization expense of $9.9 million, $10.2 million and $15.4 million related to these costs during the fiscal years ended September 30, 2023, 2022 and 2021, respectively. There was no impairment related to contract fulfillment costs capitalized.

Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e., only the passage of time is required before payment is due). We present such receivables in Accounts receivable, net in our Consolidated Balance Sheets at their net estimated realizable value. We maintain an allowance for credit losses to provide for the estimated amount of receivables that may not be collected.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. The current and noncurrent portions of contract assets are included in Prepaid expenses and other current assets and Other assets, respectively.

Our contract liabilities, or deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues.

Goodwill Impairment Analysis

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. There was no goodwill impairment for the fiscal years ending September 30, 2021 and 2023.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. Upon consideration of our components, we have concluded that our goodwill is associated with one reporting unit.

The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

At September 30, 2022, we performed a quantitative impairment test. We concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies.

We weighted the methodologies appropriately to estimate a fair value as of September 30, 2022. The carrying value of our reporting unit exceeded the estimated fair value. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million within the Consolidated Statement of Operations.

On July 1, 2023, we completed the annual impairment testing of our goodwill. We elected to rely on a qualitative assessment and as a result we determined it is more likely than not that the fair value of our reporting unit is greater than its carrying amount.

Due to the update of our multi-year target plan, we concluded that indicators of impairment were present and performed a quantitative impairment test as of September 30, 2023. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies. We weighted the methodologies appropriately to estimate a fair value as of September 30, 2023. The estimated fair value exceeded the carrying value of our reporting unit by greater than 10% of the carrying value. Based upon the results of the impairment test, no goodwill impairment was recorded as of September 30, 2023.

Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology, customer relationships, internally developed software, land, building, and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically at the asset group level for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs related to the design of the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage and post-implementation stage are expensed as incurred. Internally developed software is amortized over the estimated useful life, commencing on the date when the asset is ready for its intended use. Land, building and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the shorter of the related lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There were no long-lived asset impairments in any of the periods presented.

Stock-Based Compensation

We grant equity awards to certain employees which include stock options and restricted stock unit awards in accordance with provisions of the Cerence 2019 Equity Incentive Plan ("Equity Incentive Plan").

We account for stock-based compensation through recognition of the fair value of the stock-based compensation as a charge against earnings. The fair value for time-based restricted stock units and performance-based restricted stock units is based on the closing share price of our common stock on the date of grant. For performance-based restricted stock units, the compensation cost is recognized based on the number of units expected to vest upon the achievement of the performance conditions. We recognize stock-based compensation as an expense on a straight-line basis, over the requisite service period. We account for forfeitures as they occur, rather than applying an estimated forfeiture rate.

Income Taxes

We account for income taxes using the assets and liabilities method, as prescribed by ASC No. 740, *Income Taxes*, or ASC 740.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carry amount of assets and liabilities and their respective tax bases. The method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. As the income tax returns are not due and filed until after the completion of our annual financial reporting requirements, the amounts recorded for the current period reflect estimates for the tax-based activity for the period. In addition, estimates are often required with respect to, among other things, the appropriate state and foreign income tax rates to use, the potential utilization of operating loss carry-forwards and valuation allowance required, if any, for tax assets that may not be realizable in the future. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change given the political and economic climate. We report and pay income tax based on operational results and applicable law. Our tax provision contemplates tax rates currently enacted to determine both our current and deferred tax positions.

Any significant fluctuations in rates or changes in tax laws could cause our estimates of taxes we anticipate either paying or recovering in the future to change. Such changes could lead to either increases or decreases in our effective tax rates.

We have historically estimated the future tax consequences of certain items, including bad debts and accruals that cannot be deducted for income tax purposes until such expenses are paid or the related assets are disposed. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have not resulted in material adjustments to income tax expense in subsequent period when the estimates are adjusted to the actual filed tax return amounts.

Deferred tax assets and liabilities are measured used enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. With respect to earnings expected to be indefinitely reinvested offshore, we do not accrue tax for the repatriations of such foreign earnings.

Valuation Allowance

We regularly review our deferred tax assets for recoverability considering historically profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We determined we had negative evidence, based on updates to transfer pricing arrangements and changes to the earnings guidance for fiscal year 2022. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made.

Uncertain Tax Positions

We operate in multiple jurisdictions through wholly owned subsidiaries and our global structure is complex. The estimates of our uncertain tax positions involve judgments and assessment of the potential tax implications related to legal entity restructuring, intercompany transfers and acquisitions or divestures. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Our tax positions are subject to audit by taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax laws are complex and often subject to varied interpretations, accordingly, the ultimate outcome with respect to taxes we may own may differ from the amounts recognized.

Convertible Debt

We adopted ASU 2020-06 on October 1, 2022. Since the adoption of ASU 2020-06, we record our convertible debt at face value less unamortized issuance costs. Issuance costs are amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities.

Prior to the adoption of ASU 2020-06: (i) we bifurcate the debt and equity (the contingently convertible feature) components of our convertible debt instruments in a manner that reflects our nonconvertible debt borrowing rate at the time of issuance; (ii) the equity components of our convertible debt instruments were recorded within stockholders' equity with an allocated issuance premium or discount; and (iii) the debt issuance premium or discount was amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities, with the corresponding equity component classified from additional paid-in capital to mezzanine equity, as needed.

Loss Contingencies

We may be subject to legal proceedings, lawsuits and other claims relating to labor, service, intellectual property, and other matters that arise from time to time in the ordinary course of business. On a quarterly basis, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes. Due to the inherent uncertainties, estimates are based only on the best information available at the time. Actual outcomes may differ from our estimates. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions may have a material impact on our results of operations and financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in foreign currency exchange rates and interest rates which could affect operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities, and through the use of derivative financial instruments.

Exchange Rate Sensitivity

We are exposed to changes in foreign currency exchange rates. Any foreign currency transaction, defined as a transaction denominated in a currency other than the local functional currency, will be reported in the functional currency at the applicable exchange rate in effect at the time of the transaction. A change in the value of the functional currency compared to the foreign currency of the transaction will have either a positive or negative impact on our financial position and results of operations.

Assets and liabilities of our foreign entities are translated into U.S. dollars at exchange rates in effect at the balance sheet date and income and expense items are translated at average rates for the applicable period. Therefore, the change in the value of the U.S. dollar compared to foreign currencies will have either a positive or negative effect on our financial position and results of operations. Historically, our primary exposure has been related to transactions denominated in the Canadian dollar, Chinese yuan, Euro, and Japanese yen.

We use foreign currency forward contracts to hedge the foreign currency exchange risk associated with forecasted foreign denominated payments related to our ongoing business. The aggregate notional amount of our outstanding foreign currency forward contracts was $98.0 million at September 30, 2023. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. A 10% unfavorable exchange rate movement in our portfolio of foreign currency contracts would have resulted in unrealized losses of $6.9 million at September 30, 2023. Such losses would be offset by corresponding gains in the remeasurement of the underlying transactions being hedged. We believe these foreign currency forward exchange contracts and the offsetting underlying commitments, when taken together, do not create material market risk.

Interest Rate Sensitivity

We are exposed to interest rate risk as a result of our cash and cash equivalents and indebtedness related to the Senior Credit Facilities.

At September 30, 2023, we held approximately $101.2 million of cash and cash equivalents consisting of cash and highly liquid investments, including money-market funds and time deposits. Assuming a 1% increase in interest rates, our interest income on our money-market funds and time deposits classified as cash and cash equivalents would increase by $0.7 million per annum, based on September 30, 2023 reported balances.

The borrowings under our Senior Credit Facilities are subject to interest rates based on SOFR. As of September 30, 2023, assuming a 1% increase in interest rates and our Revolving Facility is fully drawn, our interest expense on our Senior Credit Facilities would increase by approximately $0.5 million per annum.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cerence Inc.
Burlington, Massachusetts

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cerence Inc. (the "Company") as of September 30, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, consolidated statements of equity, and consolidated cash flows for each of the three years in the period ended September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated November 29, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Identification of Performance Obligations

As described in Note 3 to the Company's consolidated financial statements, certain of the Company's revenue contracts contain multiple products and services relating to the sale of connected or embedded licenses and professional services. For these revenue contracts, the Company accounts for the individual products and services separately if they are distinct. The transaction price is allocated to the performance obligations based on their relative standalone selling prices. The Company determines the standalone selling prices by maximizing observable inputs when available, including pricing of standalone sales. When observable inputs are not available, the Company utilizes cost of developing and supplying each performance obligation, types of offerings, and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We determined that the identification of distinct performance obligations in the recognition of revenue related to contracts that contain multiple products or services represents a critical audit matter. The determination of whether multiple products or services within a contract are distinct performance obligations that should be accounted for separately requires management to exercise significant judgment and includes a high degree of subjectivity. Auditing the identification of distinct performance obligations in certain revenue contracts involved especially challenging auditor judgment due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the design and testing operating effectiveness of certain controls relating to management's identification and assessment of distinct performance obligations in contracts with customers.

- Evaluating management's technical accounting policies and practices including the reasonableness of management's judgments and assumptions in the determination of whether the products and services represent distinct performance obligations.

- Testing the reasonableness of the identification of distinct performance obligations through inspection of a selection of customer contracts and other source documents.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2017.

Boston, Massachusetts

November 29, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Cerence Inc.
Burlington, Massachusetts

Opinion on Internal Control over Financial Reporting

We have audited Cerence Inc.'s (the "Company's") internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of September 30, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, consolidated statements of equity, and consolidated cash flows for each of the three years in the period ended September 30, 2023, and the related notes and our report dated November 29, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Boston, Massachusetts

November 29, 2023

CERENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended September 30, 2023	2022	2021
Revenues:			
License	$ 145,159	$ 158,610	$ 202,183
Connected services	75,071	85,571	109,534
Professional services	74,245	83,710	75,465
Total revenues	294,475	327,891	387,182
Cost of revenues:			
License	8,522	2,698	3,544
Connected services	22,995	22,722	25,727
Professional services	63,232	68,764	64,287
Amortization of intangible assets	414	2,984	7,516
Total cost of revenues	95,163	97,168	101,074
Gross profit	199,312	230,723	286,108
Operating expenses:			
Research and development	123,333	107,116	112,070
Sales and marketing	27,504	31,098	38,683
General and administrative	57,903	42,653	56,979
Amortization of intangible assets	5,854	11,516	12,690
Restructuring and other costs, net	11,917	8,965	5,092
Goodwill impairment	—	213,720	—
Total operating expenses	226,511	415,068	225,514
(Loss) income from operations	(27,199)	(184,345)	60,594
Interest income	4,471	1,007	109
Interest expense	(14,769)	(14,394)	(13,997)
Other income (expense), net	1,108	(1,019)	1,563
(Loss) income before income taxes	(36,389)	(198,751)	48,269
Provision for income taxes	19,865	112,075	2,376
Net (loss) income	$ (56,254)	$ (310,826)	$ 45,893
Net (loss) income per share:			
Basic	$ (1.40)	$ (7.93)	$ 1.22
Diluted	$ (1.40)	$ (7.93)	$ 1.17
Weighted-average common share outstanding:			
Basic	40,215	39,187	37,752
Diluted	40,215	39,187	39,289

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands)

	Year Ended September 30,		
	2023	2022	2021
Net (loss) income	$ (56,254)	$ (310,826)	$ 45,893
Other comprehensive income (loss):			
Foreign currency translation adjustments	5,620	(37,179)	(1,980)
Pension adjustments, net	(66)	2,233	(87)
Unrealized gain (loss) on available-for-sale securities	217	(425)	(10)
Total other comprehensive income (loss)	5,771	(35,371)	(2,077)
Comprehensive (loss) income	$ (50,483)	$ (346,197)	$ 43,816

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	September 30, 2023	September 30, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,154	$ 94,847
Marketable securities	9,211	20,317
Accounts receivable, net of allowances of $4,044 and $157 at September 30, 2023 and September 30, 2022, respectively	61,270	45,073
Deferred costs	6,935	7,098
Prepaid expenses and other current assets	47,157	60,184
Total current assets	225,727	227,519
Long-term marketable securities	10,607	11,584
Property and equipment, net	34,013	37,707
Deferred costs	20,299	22,451
Operating lease right of use assets	11,961	14,702
Goodwill	900,342	890,802
Intangible assets, net	3,875	9,700
Deferred tax assets	46,601	51,989
Other assets	44,165	52,039
Total assets	$ 1,297,590	$ 1,318,493
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 16,873	$ 10,372
Deferred revenue	77,068	72,662
Short-term operating lease liabilities	5,434	5,071
Short-term debt	—	10,938
Accrued expenses and other current liabilities	48,718	47,990
Total current liabilities	148,093	147,033
Long-term debt, net of discounts and issuance costs	275,951	259,436
Deferred revenue, net of current portion	145,531	165,972
Long-term operating lease liabilities	7,947	11,375
Other liabilities	25,193	21,727
Total liabilities	602,715	605,543
Commitments and contingencies (Note 13)		
Stockholders' Equity:		
Common stock, $0.01 par value, 560,000 shares authorized as of September 30, 2023; 40,423 and 39,430 shares issued and outstanding as of September 30, 2023 and September 30, 2022, respectively	404	394
Accumulated other comprehensive loss	(27,966)	(33,737)
Additional paid-in capital	1,056,099	1,029,542
Accumulated deficit	(333,662)	(283,249)
Total stockholders' equity	694,875	712,950
Total liabilities and stockholders' equity	$ 1,297,590	$ 1,318,493

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands)

	Common Stock					
	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at September 30, 2020	36,842	369	974,307	(18,316)	3,711	960,071
Net income	-	-	-	45,893	-	45,893
Other comprehensive loss	-	-	-	-	(2,077)	(2,077)
Issuance of common stock	1,718	17	11,505	-	-	11,522
Stock withheld to cover tax withholdings requirements upon stock vesting	(535)	(5)	(46,004)	-	-	(46,009)
Stock-based compensation	-	-	62,545	-	-	62,545
Balance at September 30, 2021	38,025	381	1,002,353	27,577	1,634	1,031,945
Net loss	-	-	-	(310,826)	-	(310,826)
Other comprehensive loss	-	-	-	-	(35,371)	(35,371)
Issuance of common stock	1,584	14	36,048	-	-	36,062
Stock withheld to cover tax withholdings requirements upon stock vesting	(179)	(1)	(49,002)	-	-	(49,003)
Stock-based compensation	-	-	40,143	-	-	40,143
Balance at September 30, 2022	39,430	394	1,029,542	(283,249)	(33,737)	712,950
Net loss				(56,254)		(56,254)
Cumulative effect adjustment due to the adoption of ASU 2020-06	-	-	(14,371)	5,841	-	(8,530)
Other comprehensive income	-	-	-	-	5,771	5,771
Issuance of common stock	1,055	11	5,614	-	-	5,625
Increase in fair value of conversion option	-	-	4,054	-	-	4,054
Stock withheld to cover tax withholdings requirements upon stock vesting	(62)	(1)	(4,893)	-	-	(4,894)
Stock-based compensation	-	-	36,153	-	-	36,153
Balance at September 30, 2023	40,423	404	1,056,099	(333,662)	(27,966)	694,875

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended September 30,		
	2023	2022	2021
Cash flows from operating activities:			
Net (loss) income	$ (56,254)	$ (310,826)	$ 45,893
Adjustments to reconcile net (loss) income to net cash provided by (used in) operations:			
Depreciation and amortization	16,038	23,939	29,661
Provision for (benefit from) credit loss reserve	3,626	(413)	(415)
Stock-based compensation	40,766	28,076	60,555
Non-cash interest expense	2,914	5,281	5,013
Loss on debt extinguishment	1,333	—	—
Deferred tax benefit (provision)	7,597	97,287	(4,419)
Goodwill impairment	—	213,720	—
Unrealized foreign currency transaction (gain) losses	(3,393)	5,730	(1,651)
Other	(3,388)	385	1,045
Changes in operating assets and liabilities:			
Accounts receivable	(16,964)	(6,590)	5,751
Prepaid expenses and other assets	28,192	(33,756)	(30,661)
Deferred costs	3,194	4,654	6,984
Accounts payable	5,774	157	3,411
Accrued expenses and other liabilities	(408)	(1,479)	(1,125)
Deferred revenue	(21,529)	(28,303)	(45,653)
Net cash provided by (used in) operating activities	7,498	(2,138)	74,389
Cash flows from investing activities:			
Capital expenditures	(5,124)	(17,446)	(12,047)
Purchases of marketable securities	(18,025)	(31,757)	(42,471)
Sale and maturities of marketable securities	30,324	37,203	16,350
Purchase of debt securities	—	—	(2,000)
Payments for equity investments	—	(584)	(2,563)
Other investing activities	(1,355)	2,019	1,100
Net cash provided by (used in) investing activities	5,820	(10,565)	(41,631)
Cash flows from financing activities:			
Proceeds from revolving credit facility	24,700	—	—
Payments of revolver credit facility	(24,700)	—	—
Proceeds from long-term debt, net of discount	210,000	—	—
Payments for long-term debt issuance costs	(17,176)	—	(520)
Principal payments of long-term debt	(198,438)	(6,250)	(6,252)
Common stock repurchases for tax withholdings for net settlement of equity awards	(4,894)	(49,003)	(45,769)
Principal payment of lease liabilities arising from a finance lease	(451)	(415)	(486)
Proceeds from the issuance of common stock	5,625	36,062	11,522
Net cash used in financing activities	(5,334)	(19,606)	(41,505)
Effects of exchange rate changes on cash and cash equivalents	(1,677)	(1,272)	1,108
Net change in cash and cash equivalents	6,307	(33,581)	(7,639)
Cash and cash equivalents at beginning of period	94,847	128,428	136,067
Cash and cash equivalents at end of period	$ 101,154	$ 94,847	$ 128,428
Supplemental information:			
Cash paid for income taxes	$ 11,185	$ 12,273	$ 6,177
Cash paid for interest	$ 11,570	$ 9,088	$ 9,550

Refer to accompanying Notes to the Consolidated Financial Statements.

CERENCE INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

History

On October 1, 2019, (the "Distribution Date"), Nuance Communications, Inc. ("Nuance" or "the Parent"), a leading provider of speech and language solutions for businesses and consumers around the world, completed the complete legal and structural separation and distribution to its stockholders of all of the outstanding shares of our common stock, and its consolidated subsidiaries, in a tax free spin-off (the "Spin-Off"). The distribution was made in the amount of one share of our common stock for every eight shares of Nuance common stock (the "Distribution") owned by Nuance's stockholders as of 5:00 p.m. Eastern Time on September 17, 2019, the record date of the Distribution.

In connection with the Distribution, on September 30, 2019, we filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which became effective on October 1, 2019. Our Amended and Restated By-laws also became effective on October 1, 2019. On October 2, 2019, our common stock began regular-way trading on the Nasdaq Global Select Market under the ticker symbol CRNC.

Business

Cerence Inc. (referred to in this Annual Report on Form 10-K as "we," "our," "us," "ourselves," the "Company" or "Cerence") is a global, premier provider of AI-powered assistants and innovations for connected and autonomous vehicles. Our customers include all major automobile original equipment manufacturers ("OEMs"), or their tier 1 suppliers worldwide. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC"). The consolidated financial statements reflect all adjustments considered necessary for a fair presentation of the consolidated results of operations and financial position for the fiscal years presented. All such adjustments are of a normal recurring nature.

(b) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as those of our wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

(c) Use of Estimates

The Consolidated Financial Statements are prepared in accordance with GAAP, which requires management to make estimates and assumptions. These estimates, judgments and assumptions can affect the reported amounts in the financial statements and the footnotes thereto. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, assumptions and judgments. Significant estimates inherent to the preparation of financial statements include: revenue recognition; the allowances for credit losses and doubtful accounts; accounting for deferred costs; accounting for internally developed software; the valuation of goodwill and intangible assets; accounting for business combinations; accounting for stock-based compensation; accounting for income taxes; accounting for leases; accounting for convertible debt; and loss contingencies. We base our estimates on historical experience, market participant fair value considerations, projected future cash flows, and various other factors that are believed to be reasonable under the circumstances. Actual amounts could differ significantly from these estimates.

(d) Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We

account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We recognize revenue after applying the following five steps for arrangements with customers within the scope of ASC 606:

- identification of the contract, or contracts, with a customer;

- identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;

- determination of the transaction price, including the constraint on variable consideration;

- allocation of the transaction price to the performance obligations in the contract; and

- recognition of revenue when, or as, performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated standalone selling price ("SSP") of each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When applicable, we reduce transaction prices for estimated returns and other allowances that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these product or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. When applicable, revenue from reimbursed out-of-pocket costs is accounted for as variable consideration.

(e) Business Combinations

We determine and allocate the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed as of the date of acquisition. Results of operations and cash flows of acquired companies are included in our operating results from the date of acquisition. The purchase price allocation process requires us to use significant estimates and assumptions, which include:

- estimated fair values of intangible assets;

- estimated fair values of legal performance commitments to customers, assumed from the acquiree under existing contractual obligations (classified as deferred revenue);

- estimated income tax assets and liabilities assumed from the acquiree;

- estimated fair value of pre-acquisition contingencies assumed from the acquiree; and

- estimated fair value of any contingent consideration which is established at the acquisition date and included in the total purchase price. The contingent consideration is then adjusted to fair value, with any measurement-period adjustment recorded against goodwill. Adjustments identified subsequent to the measurement period are recorded within acquisition-related costs.

While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date, our estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the measurement period, which is generally one year from the acquisition date, any adjustment to the assets acquired and liabilities assumed is recorded against goodwill in the period in which the amount is determined. Any adjustment identified subsequent to the measurement period is included in operating results in the period in which the amount is determined.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

(g) Marketable Securities

Marketable securities consist of commercial paper, government securities and corporate bonds. We classify our marketable securities as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. We may sell these securities at any time for use in current operations even if they have not yet reached maturity. We classify our marketable securities as either short-term or long-term based on the nature of each security. We record marketable securities at fair value, with the unrealized gains or losses included within Accumulated other comprehensive loss on the Consolidated Balance Sheets until realized. Interest income earned from our marketable securities is reported within Interest income on the Consolidated Statements of Operations. We evaluate our marketable securities to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairment to be other than temporary if it is related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in Other income (expense), net on the Consolidated Statements of Operations.

(h) Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill is not amortized but tested annually for impairment or when indicators of impairment are present. The test for goodwill impairment involves a qualitative assessment of impairment indicators. If indicators are present, a quantitative test of impairment is performed. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. Goodwill is tested for impairment annually on July 1, the first day of the fourth quarter of the fiscal year. There is no goodwill impairment for the fiscal years ended September 30, 2023, and 2021.

We believe our Chief Executive Officer ("CEO") is our chief operating decision maker ("CODM"). Our CEO approves all major decisions, including reorganizations and new business initiatives. Our CODM reviews routine consolidated operating information and makes decisions on the allocation of resources at this level, as such, we have concluded that we have one operating segment.

For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. Upon consideration of our components, we have concluded that our goodwill is associated with one reporting unit.

The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on our most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the weighted average cost of capital. We adjust the discount rates for the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. For the market approach, we use a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. We assess each valuation methodology based upon the relevance and availability of the data at the time we perform the valuation and weight the methodologies appropriately.

For the fiscal year ended September 30, 2022, we performed a quantitative impairment test. We concluded indicators of impairment were present due to the current macroeconomic conditions, including continued declines in our stock price. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies. Based upon the results of the impairment test, we recorded a goodwill impairment charge of $213.7 million within the Consolidated Statement of Operations.

On July 1, 2023, we completed the annual impairment testing of our goodwill. We elected to rely on a qualitative assessment and as a result we determined it is more likely than not that the fair value of our reporting unit is greater than its carrying amount.

Due to the update of our multi-year target plan, we concluded that indicators of impairment were present and performed a quantitative impairment test as of September 30, 2023. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies. We weighted the methodologies appropriately to estimate a fair value as of September 30, 2023. The estimated fair value exceeded the carrying value. Based upon the results of the impairment test, no goodwill impairment was recorded as of September 30, 2023.

(i) Long-Lived Assets with Definite Lives

Our long-lived assets consist principally of technology and patents, customer relationships, internally developed software, property and equipment. Customer relationships are amortized over their estimated economic lives based on the pattern of economic benefits expected to be generated from the use of the asset. Other definite-lived assets are amortized over their estimated economic lives using the straight-line method. The remaining useful lives of long-lived assets are re-assessed periodically for any events and circumstances that may change the future cash flows expected to be generated from the long-lived asset or asset group.

Internally developed software consists of capitalized costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project stage, along with post-implementation stages of internally developed software, are expensed as incurred. Internally developed software costs that have been capitalized are typically amortized over the estimated useful life, commencing with the date when an asset is ready for its intended use. Equipment is stated at cost and depreciated over the estimated useful life. Leasehold improvements are depreciated over the shorter of the related remaining lease term or the estimated useful life. Depreciation is computed using the straight-line method. Repair and maintenance costs are expensed as incurred. The cost and related accumulated depreciation of sold or retired assets are removed from the accounts and any gain or loss is included in the results of operations for the period.

Long-lived assets with definite lives are tested for impairment whenever events or changes in circumstances indicate the carrying value of a specific asset or asset group may not be recoverable. We assess the recoverability of long-lived assets with definite lives at the asset group level. Asset groups are determined based upon the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When the asset group is also a reporting unit, goodwill assigned to the reporting unit is also included in the carrying amount of the asset group. For the purpose of the recoverability test, we compare the total undiscounted future cash flows from the use and disposition of the assets with its net carrying amount. When the carrying value of the asset group exceeds the undiscounted future cash flows, the asset group is deemed to be impaired. The amount of the impairment loss represents the excess of the asset or asset group's carrying value over its estimated fair value, which is generally determined based upon the present value of estimated future pre-tax cash flows that a market participant would expect from use and disposition of the long-lived asset or asset group. There was no impairment of long-lived assets during the years ended September 30, 2023, 2022, and 2021.

(j) Allowance for Credit Losses

We are exposed to credit losses primarily through our sales of software licenses and services to customers. We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. A credit limit for each customer is established and in certain cases we may require collateral or prepayment to mitigate credit risk. Our expected loss methodology is developed using historical collection experience, current customer credit information, current and future economic and market conditions and a review of the current status of the customer's account balances. We monitor our ongoing credit exposure through reviews of customer balances against contract terms and due dates, current economic conditions, and dispute resolution. Estimated credit losses are written off in the period in which the financial asset is no longer collectible.

The change in the allowance for credit losses for the fiscal year ended September 30, 2023, 2022, and 2021 is as follows (dollars in thousands):

	Allowance for Credit Losses
Balance as of September 30, 2020	$ 1,394
Credit loss provision	(415)
Write-offs, net of recoveries	(112)
Foreign exchange impact on ending balance	12
Balance as of September 30, 2021	$ 879
Credit loss provision	(431)
Write-offs, net of recoveries	18
Foreign exchange impact on ending balance	(95)
Balance as of September 30, 2022	$ 371
Credit loss provision	3,626
Foreign exchange impact on ending balance	134
Balance as of September 30, 2023	$ 4,131

(k) Research and Development

Research and development ("R&D") costs related to software that is or will be sold or licensed externally to third-parties, or for which a substantive plan exists to sell or license such software in the future, incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and amortized to cost of revenue over the estimated useful life of the related products. We have determined that technological feasibility is reached shortly before the general release of the software products. Costs incurred after technological feasibility is established have not been material. R&D costs are otherwise expensed as incurred.

(l) Income Taxes

We account for income taxes using the assets and liabilities method, as prescribed by ASC No. 740, *Income Taxes*, or ASC 740.

Deferred Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. The method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not after consideration of all available evidence. As the income tax returns are not due and filed until after the completion of our annual financial reporting requirements, the amounts recorded for the current period reflect estimates for the tax-based activity for the period. In addition, estimates are often required with respect to, among other things, the appropriate state and foreign income tax rates to use, the potential utilization of operating loss carry-forwards and valuation allowance required, if any, for tax assets that may not be realizable in the future. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change given the political and economic climate. We report and pay income tax based on operational results and applicable law. Our tax provision contemplates tax rates currently enacted to determine both our current and deferred tax positions.

Any significant fluctuations in rates or changes in tax laws could cause our estimates of taxes we anticipate either paying or recovering in the future to change. Such changes could lead to either increases or decreases in our effective tax rates.

We have historically estimated the future tax consequences of certain items, including accruals that cannot be deducted for income tax purposes until such expenses are paid or the related assets are disposed. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have not resulted in material adjustments to income tax expense in subsequent period when the estimates are adjusted to the actual filed tax return amounts.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. With respect to earnings expected to be indefinitely reinvested offshore, we do not accrue tax for the repatriations of such foreign earnings.

Valuation Allowance

We regularly review our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. If positive evidence regarding projected future taxable income, exclusive of reversing taxable temporary differences, existed it would be difficult for it to outweigh objective negative evidence of recent financial reporting losses.

During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made.

Uncertain Tax Positions

We operate in multiple jurisdictions through wholly owned subsidiaries and our global structure is complex. The estimates of our uncertain tax positions involve judgments and assessment of the potential tax implications related to legal entity restructuring, intercompany transfers and acquisitions or divestures. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Our tax positions are subject to audit by taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax laws are complex and often subject to varied interpretations, accordingly, the ultimate outcome with respect to taxes we may owe may differ from the amounts recognized.

(m) Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, reflected in the Consolidated Statements of Equity, consists of the following (dollars in thousands):

	September 30,	
	2023	2022
Foreign currency translation adjustments	$ (28,275)	$ (33,895)
Net unrealized gains (losses) on post-retirement benefits	528	594
Net unrealized losses on available-for-sale securities	(219)	(436)
Accumulated other comprehensive loss	$ (27,966)	$ (33,737)

No income tax provisions or benefits are recorded for foreign currency translation adjustments as the undistributed earnings in our foreign subsidiaries are expected to be indefinitely reinvested.

(n) Concentration of Risk

Financial instruments that potentially subject us to significant concentrations of credit risk primarily consist of trade accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and limit the amount of credit extended when deemed appropriate. Two customers accounted for 10.8%, and 10.1% of our Accounts receivable, net balance at September 30, 2023. One customer accounted for 17.4% of our Accounts receivable, net balance at September 30, 2022.

(o) Foreign Currency Translation

The functional currency of a foreign subsidiary is generally the local currency. We translate the financial statements of foreign subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average rates for the reporting period for revenues, costs, and expenses. We record translation gains and losses in Accumulated other comprehensive loss as a component of stockholders' equity. We record net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within Other income (expense), net. Foreign currency transaction (gains) losses for the fiscal years ended September 30, 2023, 2022 and 2021 were $2.3 million, $0.1 million, and ($1.7) million, respectively.

(p) Stock-Based Compensation

Stock-based compensation primarily consists of restricted stock units with service or market/performance conditions. Equity awards are measured at the fair market value of the underlying stock at the grant date. We recognize stock compensation expense using the straight-line attribution method over the requisite service period. We record forfeitures as they occur. For performance-based restricted stock units, the compensation cost is recognized based on the number of units expected to vest upon the achievement of the performance conditions. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued to the employee than the number of awards outstanding. We record a liability for the tax withholding to be paid by us as a reduction to Additional paid-in capital. We record any income tax effect related to stock-based awards through the Consolidated Statements of Operations. Excess tax benefits are recognized as deferred tax assets upon settlement and are subject to regular review for valuation allowance, when applicable.

(q) Leases

We have entered into a number of facility and equipment leases which qualify as operating leases under GAAP. We also have a limited number of equipment leases that qualify as financing leases. We determine if contracts with vendors represent a lease or have a lease component under GAAP at contract inception. Our leases have remaining terms ranging from less than one year to five. Some of our leases include options to extend or terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Operating lease right of use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As our leases generally do not provide an implicit rate, we use an estimated incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease within a particular location and currency environment.

Operating leases are included in Operating lease right of use assets, Short-term operating lease liabilities, and Long-term operating lease liabilities on our Consolidated Balance Sheets as of September 30, 2023 and 2022. Finance leases are included in Property and equipment, net, Accrued expenses and other current liabilities, and Other liabilities on our Consolidated Balance Sheets as of September 30, 2023 and 2022.

Lease costs for minimum lease payments is recognized on a straight-line basis over the lease term. For operating leases, costs are included within Cost of revenues, Research and development, Sales and marketing, and General and administrative lines on the Consolidated Statements of Operations. For financing leases, amortization of the finance right of use assets is included within Research and Development, Sales and marketing, and General and administrative lines on the Consolidated Statements of Operations, and interest expense is included within Interest expense.

For operating leases, the related cash payments are included in the operating cash flows on the Consolidated Statements of Cash Flows. For financing leases, the related cash payments for the principal portion of the lease liability are included in the financing cash flows on the Consolidated Statement of Cash Flows and the related cash payments for the interest portion of the lease liability are included within the operating section of the Consolidated Statement of Cash Flows.

(r) Convertible Debt

We adopted ASU 2020-06 on October 1, 2022. Since the adoption of ASU 2020-06, we record our convertible debt at face value less unamortized issuance costs. Issuance costs are amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities.

Prior to the adoption of ASU 2020-06: (i) we bifurcate the debt and equity (the contingently convertible feature) components of our convertible debt instruments in a manner that reflects our nonconvertible debt borrowing rate at the time of issuance; (ii) the equity components of our convertible debt instruments were recorded within stockholders' equity with an allocated issuance premium or discount; (iii) the debt issuance premium or discount was amortized to Interest expense in our Consolidated Statements of Operations using the effective interest method over the expected term of the convertible debt. We assess the short-term and long-term classification of our convertible debt on each balance sheet date. Whenever the holders have a contractual right to convert, the carrying amount of the convertible debt is reclassified to current liabilities, with the corresponding equity component classified from additional paid-in capital to mezzanine equity, as needed.

(s) Net (Loss) Income Per Share

Basic net (loss) income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net (loss) income per share is computed using the weighted-average number of common shares, giving effect to potentially dilutive securities outstanding during the period. Potentially dilutive securities consist of restricted stock units, contingently issuable shares, and potential issuance of stock upon conversion of our Notes, as more fully described in Note 17. The dilutive effect of the Notes is reflected in net (loss) income per share by application of the "if-converted" method. The "if-converted" method is only assumed in periods where such application would be dilutive. In applying the "if-converted" method for diluted net (loss) income per share, we would assume conversion of the Notes at the respective ratio as further described in Note 17. Assumed converted shares of our common stock are weighted for the period the Notes were outstanding.

(t) Recently Adopted Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for debt with conversion options, revises the criteria for applying the derivatives scope exception for contracts in an entity's own equity, and improves the consistency for the calculation of earnings per share. We adopted ASU 2020-06 on October 1, 2022 using the modified retrospective approach. As a result, the 3.00% Convertible Senior Notes due 2025 (the "2025 Notes" and together with the 2028 Notes (as defined below) and the 2025 Modified Notes (as defined below), the "Notes") are no longer bifurcated into separate liability and equity components. The 2028 Notes (as defined below) were issued during fiscal year 2023. The adoption does not have a material impact on our Consolidated Statements of Operations and Cash Flows.

The following tables summarize the impact of adopting ASU 2020-06 on the Consolidated Balance Sheet as of October 1, 2022 (dollars in thousands):

| | As of October 1, 2022 | | |
	As Previously Reported	Impact of Adoption of ASU 2020-06	As Adjusted
Assets:			
Deferred tax assets	$ 51,989	$ 2,463	$ 54,452
Liabilities:			
Long-term debt, net of discounts and issuance costs	$ 259,436	$ 10,994	$ 270,430
Equity:			
Additional paid-in capital	$ 1,029,542	$ (14,371)	$ 1,015,171
Accumulated deficit	$ (283,249)	$ 5,841	$ (277,408)

(u) Issued Accounting Standards Not Yet Adopted

From time to time, new accounting pronouncements are issued by the FASB and are adopted by us as of the specified effective dates. Unless otherwise discussed, such pronouncements will not have a significant impact on our consolidated financial position, results of operations or cash flows, or do not apply to our operations.

3. Revenue Recognition

We primarily derive revenue from the following sources: (1) royalty-based software license arrangements, (2) connected services, and (3) professional services. Revenue is reported net of applicable sales and use tax, value-added tax and other transaction taxes imposed on the related transaction including mandatory government charges that are passed through to our customers. We account for a contract when both parties have approved and committed to the contract, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Our arrangements with customers may contain multiple products and services. We account for individual products and services separately if they are distinct—that is, if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

We recognize revenue after applying the following five steps for arrangements with customers within the scope of ASC 606:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract, including whether they are distinct within the context of the contract;
- determination of the transaction price, including the constraint on variable consideration;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, performance obligations are satisfied.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since prices vary from customer to customer based on customer relationship, volume discount and contract type, in instances where the SSP is not directly observable, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists.

We only include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. When applicable, we reduce transaction prices for estimated returns and other allowances that represent variable consideration under ASC 606, which we estimate based on historical return experience and other relevant factors, and record a corresponding refund liability as a component of Accrued expenses and other current liabilities. Other forms of contingent revenue or variable consideration are infrequent.

Revenue is recognized when control of these product or services are transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

We assess the timing of the transfer of products or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. In accordance with the practical expedient in ASC 606-10-32-18, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. The primary purpose of our invoicing terms is to provide customers with simplified and predictable ways of purchasing our services, not to receive or provide financing from or to customers. We do not consider set-up fees nor other upfront fees paid by our customers to represent a financing component.

Reimbursements for out-of-pocket costs generally include, but are not limited to, costs related to transportation, lodging and meals. When applicable, revenue from reimbursed out-of-pocket costs is accounted for as variable consideration.

(a) Performance Obligations

Licenses

Embedded software and technology licenses operate without access to external networks and information. Embedded licenses sold with non-distinct professional services to customize and/or integrate the underlying software and technology are accounted for as a combined performance obligation. Revenue from the combined performance obligation is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

Revenue from distinct embedded software and technology licenses, which do not require professional services to customize and/or integrate the software license, is recognized at the point in time when the software and technology is made available to the customer and control is transferred. For income statement presentation purposes, we separate distinct embedded license revenue from professional services revenue by allocating the transaction price based on their relative SSPs.

Revenue from embedded software and technology licenses sold on a royalty basis, where the license of non-exclusive intellectual property is the predominant item to which the royalty relates, is recognized in the period the usage occurs in accordance with ASC 606-10-55-65(A).

For royalty arrangements that include fixed consideration related to usage guarantees, the fixed consideration is recognized when the software is made available to the customer.

Connected Services

Connected services, which allow our customers to use the hosted software over the contract period without taking possession of the software, are provided on a usage basis as consumed or on a fixed fee subscription basis. Our connected services contract terms generally range from one to five years.

As each day of providing services is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, we have determined that our usage basis connected services arrangements are a single performance obligation comprised of a series of distinct services. These services include variable consideration, typically a function of usage. We recognize revenue as each distinct service period is performed (i.e., recognized as incurred).

Fixed fee subscription basis revenue represents a single promise to stand-ready to provide access to our connected services. We recognize revenue over time on a ratable basis over the respective hosting subscription term.

Our connected service arrangements generally include services to develop, customize, and stand-up applications for each customer. In determining whether these services are distinct, we consider the dependence of the cloud service on the up-front development and stand-up, as well as availability of the services from other vendors. We have concluded that the up-front development, stand-up and customization services are not distinct performance obligations, and as such, revenue for these activities is recognized over the period during which the cloud-connected services are provided, and is included within Connected services

78

revenue. There can be instances where the customer purchases a software license that allows them to take possession of the software to enable hosting by the customer or a third-party. For such arrangements, the performance obligation of the license is completed at a point in time once the customer takes possession of the software.

Professional Services

Revenue from distinct professional services, including training, is recognized over time based upon the progress towards completion of the project, which is measured based on the labor hours already incurred to date as compared to the total estimated labor hours.

(b) Significant Judgments

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Our license contracts often include professional services to customize and/or integrate the licenses into the customer's environment. Judgment is required to determine whether the license is considered distinct and accounted for separately, or not distinct and accounted for together with professional services. Furthermore, hybrid contracts that contain both embedded and connected license and professional services are analyzed to determine if the products and services are distinct or have stand-alone functionality to determine the revenue treatment.

We allocate the transaction price of the arrangement based on the relative estimated SSP of each distinct performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In determining SSP, we maximize observable inputs, when possible. Since our prices vary from customer to customer based on customer relationship, volume discount and contract type, there are instances where the SSP is not directly observable. In such instances, we estimate SSP by considering a number of data points, including cost of developing and supplying each performance obligation; types of offerings; and gross margin objectives and pricing practices, such as contractually stated prices, discounts offered, and applicable price lists. These factors may vary over time, depending upon the unique facts and circumstances related to each deliverable. We review the SSP for each distinct performance obligation on a periodic basis, or when the underlying factors are deemed to have changed, and make updates when appropriate.

(c) Disaggregated Revenue

Revenues, classified by the major geographic region in which our customers are located, for the fiscal years ended September 30, 2023, 2022 and 2021 (dollars in thousands):

	Year Ended September 30,		
	2023	2022	2021
Revenues:			
United States	$ 87,120	$ 100,564	$ 135,033
Other Americas	244	99	175
Germany	87,211	74,550	114,936
Other Europe, Middle East and Africa	15,603	15,579	29,964
Japan	40,122	74,480	62,840
Other Asia-Pacific	64,175	62,619	44,234
Total net revenues	$ 294,475	$ 327,891	$ 387,182

Revenues relating to one customer accounted for $42.1 million, or 14.3% of revenue for the fiscal year ended September 30, 2023.

Revenues relating to two customers accounted for $55.4 million, or 16.9%, and $48.9 million, or 14.9% of revenue for the fiscal year ended September 30, 2022. During fiscal year 2022, certain existing variable long-term contracts with our largest customer were converted into minimum purchase commitment deals. The estimated future revenues related to these long-term contracts were previously included in our estimated future revenues from variable forecasted royalties related to our embedded and connected businesses. These minimum purchase commitment deals accounted for $47.1 million of revenues for fiscal year 2022. The cash associated with these deals is expected to be collected over the distribution period, which could be up to five years.

Revenues relating to two customers accounted for $72.0 million, or 18.6%, and $41.6 million, or 10.8% of revenue for the fiscal year ended September 30, 2021.

(d) Contract Acquisition Costs

We are required to capitalize certain contract acquisition costs. The capitalized costs primarily relate to paid commissions. In accordance with the practical expedient in ASC 606-10-10-4, we apply a portfolio approach to estimate contract acquisition costs for groups of customer contracts. We elect to apply the practical expedient in ASC 340-40-25-4 and will expense contract acquisition costs as incurred where the expected period of benefit is one year or less. Contract acquisition costs are deferred and amortized on a straight-line basis over the period of benefit, which we have estimated to be, on average, between one and eight years. The period of benefit was determined based on an average customer contract term, expected contract renewals, changes in technology and our ability to retain customers, including canceled contracts. We assess the amortization term for all major transactions based on specific facts and circumstances. Contract acquisition costs are classified as current or noncurrent assets based on when the expense will be recognized. The current and noncurrent portions of contract acquisition costs are included in Prepaid expenses and other current assets, and in Other assets, respectively. As of September 30, 2023 and 2022, we had $8.0 million and $8.3 million of contract acquisition costs. We had amortization expense of $3.8 million, $2.5 million and $1.9 million related to these costs during the fiscal years ended September 30, 2023, 2022 and 2021, respectively. There was no impairment related to contract acquisition costs.

(e) Capitalized Contract Costs

We capitalize incremental costs incurred to fulfill our contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy our performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Our capitalized costs consist primarily of setup costs, such as costs to standup, customize and develop applications for each customer, which are incurred to satisfy our stand-ready obligation to provide access to our connected offerings. These contract costs are expensed to cost of revenue as we satisfy our stand-ready obligation over the contract term which we estimate to be between one and eight years, on average. The contract term was determined based on an average customer contract term, expected contract renewals, changes in technology, and our ability to retain customers, including canceled contracts. We classify these costs as current or noncurrent based on the timing of when we expect to recognize the expense. The current and noncurrent portions of capitalized contract fulfillment costs are presented as Deferred costs.

We had amortization expense of $9.9 million, $10.2 million and $15.4 million related to these costs during the fiscal years ended September 30, 2023, 2022 and 2021, respectively. There was no impairment related to contract costs capitalized.

(f) Trade Accounts Receivable and Contract Balances

We classify our right to consideration in exchange for deliverables as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional (i.e. only the passage of time is required before payment is due). We present such receivables in Accounts receivable, net in our Consolidated Balance Sheets at their net estimated realizable value. Accounts receivable, net as of September 30, 2023, 2022, and 2021 were $61.3 million, $45.1 million, and $45.6 million. We maintain an allowance for credit losses to provide for the estimated amount of receivables and contract assets that may not be collected.

Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Contract assets include unbilled amounts from long-term contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not solely subject to the passage of time. The current and noncurrent portions of contract assets are included in Prepaid expenses and other current assets and Other assets, respectively. The table below shows significant changes in contract assets (dollars in thousands):

	Contract assets
Balance as of September 30, 2021	$ 59,143
Revenues recognized but not billed	96,409
Amounts reclassified to accounts receivable, net	(67,765)
Foreign exchange impact on ending balance	(11,495)
Balance as of September 30, 2022	$ 76,292
Revenues recognized but not billed	43,749
Amounts reclassified to accounts receivable, net	(65,931)
Foreign exchange impact on ending balance	2,598
Balance as of September 30, 2023	$ 56,708

Our contract liabilities, which we present as deferred revenue, consist of advance payments and billings in excess of revenues recognized. We classify deferred revenue as current or noncurrent based on when we expect to recognize the revenues. The table below shows significant changes in deferred revenue (dollars in thousands):

	Deferred revenue
Balance as of September 30, 2021	$ 276,737
Amounts billed but not recognized	96,165
Revenue recognized	(130,770)
Foreign exchange impact on ending balance	(3,498)
Balance as of September 30, 2022	$ 238,634
Amounts billed but not recognized	79,114
Revenue recognized	(99,888)
Foreign exchange impact on ending balance	4,739
Balance as of September 30, 2023	$ 222,599

(g) Remaining Performance Obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied or partially unsatisfied at September 30, 2023 (dollars in thousands):

	Within One Year		Two to Five Years		Greater than Five Years		Total	
Total revenue	$	141,425	$	128,833	$	13,282	$	283,540

The table above includes fixed remaining performance obligations and does not include contingent usage-based activities, such as royalties and usage-based connected services. On October 31, 2023, we entered into an early termination agreement relating to a legacy contract acquired by Nuance through a 2013 acquisition. Previously the term of the contract ended on December 31, 2025, whereas the agreement signed on October 31, 2023, updated the termination date to December 31, 2023. There is no cash flow associated with this legacy contract.The effect of this change is to accelerate $67.8 million of deferred revenue into the first quarter of fiscal year 2024. The table presented above is as of September 30, 2023, and does not include the impact of the deferred revenue acceleration.

4. Earnings Per Share

Basic earnings per share is computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of restricted stock units is reflected in diluted net (loss) income per share by applying the treasury stock method.

The dilutive effect of the Notes (as defined in Note 17) is reflected in net (loss) income per share by application of the "if-converted" method. The "if-converted" method is only assumed in periods where such application would be dilutive. In applying the "if-converted" method for diluted net (loss) income per share, we would assume conversion of the Notes at the respective conversion ratio as further described in Note 17. Assumed converted shares of our common stock are weighted for the period the Notes were outstanding.

The following table presents the reconciliation of the numerator and denominator for calculating net (loss) income per share:

	September 30,		
in thousands, except per share data	**2023**	**2022**	**2021**
Numerator:			
Net (loss) income	$ (56,254)	$ (310,826)	$ 45,893
Denominator:			
Weighted average common shares outstanding - basic	40,215	39,187	37,752
Dilutive effect of restricted stock awards	-	-	1,405
Dilutive effect of contingently issuable stock awards	-	-	132
Weighted average common shares outstanding - diluted	40,215	39,187	39,289
Net (loss) income per common share:			
Basic	$ (1.40)	$ (7.93)	$ 1.22
Diluted	$ (1.40)	$ (7.93)	$ 1.17

We exclude weighted-average potentially issuable shares from the calculations of diluted net (loss) income per share during the applicable periods because their inclusion would have been anti-dilutive. The following table sets forth potential shares that were considered anti-dilutive for the fiscal years ended September 30, 2023, 2022 and 2021:

	Year Ended September 30,		
in thousands	**2023**	**2022**	**2021**
Restricted stock awards	273	227	-
Contingently issuable stock awards	150	8	-
Conversion option of our Notes	5,402	4,677	4,677

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques must maximize the use of observable inputs and minimize the use of unobservable inputs. When determining fair value measurements for assets and liabilities recorded at fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use in pricing the asset or liability.

The classification of a financial asset or liability within the hierarchy is based upon the lowest level input that is significant to the fair value measurement as of the measurement date as follows:

- Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 - Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the assets or liabilities.

- Level 3 - Unobservable inputs that are supported by little or no market activity.

The following table presents information about our financial assets that are measured at fair value and indicates the fair value hierarchy of the valuation inputs used (dollars in thousands) as of:

| | September 30, 2023 | | |
	Fair Value	Cash and Cash Equivalents	Marketable Securities
Level 1:			
Money market funds $66,349 at cost [(a)]	$ 66,349	$ 66,349	$ -
Government securities $4,421 at cost [(b)]	4,375	-	4,375
Level 2:			
Government securities $5,046 at cost [(b)]	5,000	-	5,000
Time deposits, $8,536 at cost [(a)]	8,536	8,536	
Commercial paper, $496 at cost [(b)]	496	-	496
Corporate bonds, $10,073 at cost [(b)]	9,947	-	9,947
Debt securities, $2,000 at cost [(c)]	2,847	-	-
Total assets	$ 97,550	$ 74,885	$ 19,818

| | September 30, 2022 | | |
	Fair Value	Cash and Cash Equivalents	Marketable Securities
Level 1:			
Money market funds $59,146 at cost [(a)]	$ 59,138	$ 59,138	$ -
Government securities $4,976 at cost [(b)]	4,892	-	4,892
Level 2:			
Government securities $2,377 at cost [(b)]	2,361	-	2,361
Time deposits, $1,472 at cost [(a)]	1,472	1,472	-
Commercial paper, $7,648 at cost [(b)]	7,647	-	7,647
Corporate bonds, $17,328 at cost [(b)]	17,001	-	17,001
Debt securities, $2,000 at cost [(c)]	2,000	-	-
Total assets	$ 94,511	$ 60,610	$ 31,901

[(a)] Money market funds and other highly liquid investments with original maturities of 90 days or less are included within Cash and cash equivalents in the Consolidated Balance Sheets.

[(b)] Government securities, commercial paper and corporate bonds with original maturities greater than 90 days are included within Marketable securities in the Consolidated Balance Sheets and classified as current or noncurrent based upon whether the maturity of the financial asset is less than or greater than 12 months.

[(c)] Debt securities are classified as current within the Consolidated Balance Sheet based upon whether the maturity of the financial asset is less than or greater than 12 months. During the second quarter of fiscal year 2023, we obtained debt securities in a privately held company as part of a non-cash transaction.

During the fiscal year ended September 30, 2023 and 2022, we recorded unrealized gains (losses) related to our marketable securities of $0.2 million and ($0.4) million, respectively, within Accumulated other comprehensive loss. During the fiscal years ended September 30, 2021, we recorded an immaterial amount of unrealized losses related to our marketable securities.

The carrying amounts of certain financial instruments, including cash held in banks, accounts receivable, and accounts payable, approximate fair value due to their short-term maturities and are excluded from the fair value tables above.

Derivative financial instruments are recognized at fair value using quoted forward rates and prices and classified within Level 2 of the fair value hierarchy. See *Note 6 – Derivative Financial Instruments* for additional details.

Long-term debt

The estimated fair value of our Long-term debt is determined by Level 2 inputs and is based on observable market data including prices for similar instruments. As of September 30, 2023 and 2022, the estimated fair value of our Notes was $257.4 million and $155.3 million, respectively. The Notes are recorded at face value less unamortized debt discount and transaction costs on our Consolidated Balance Sheets. The carrying amount of the Senior Credit Facilities (as defined in Note 17) approximates fair value given the underlying interest rate applied to such amounts outstanding is currently set to the prevailing market rate.

Equity securities

During the second quarter of fiscal year 2023, we obtained equity securities in a privately held company as part of a non-cash transaction. These equity securities are recognized at fair value and are classified within Level 2 of the fair value hierarchy.

We have non-controlling equity investment in privately held companies. We evaluated the equity investments under the voting model and concluded consolidation was not applicable. We accounted for the investments by electing the measurement alternative for investments without readily determinable fair values and for which we do not have the ability to exercise significant influence. The non-marketable equity securities are carried at cost less any impairment, plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, which is recorded within the Consolidated Statements of Operations.

Investments without readily determinable fair values were $2.6 million and $3.1 million as of September 30, 2023 and 2022, respectively. These investments are included within Other assets on the Consolidated Balance Sheets. Impairment related to investments without readily determinable fair values was $0.5 million during the fiscal year ended September 30, 2023. No impairment was recorded for the fiscal years ended September 2022 and 2021.

6. Derivative Financial Instruments

We operate internationally and, in the normal course of business, are exposed to fluctuations in foreign currency exchange rates related to third-party vendor and intercompany payments for goods and services within our non-U.S. subsidiaries. We use foreign exchange forward contracts that are not designated as hedges to manage currency risk. The contracts can have maturities up to three years. As of September 30, 2023 and 2022, the total notional amount of forward contracts was $98.0 million and $63.3 million, respectively. As of September 30, 2023 and 2022, the weighted-average remaining maturity of these instruments was approximately 11.6 and 10.5 months, respectively.

The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for derivative instruments as of September 30, 2023 and 2022 (dollars in thousands):

		Fair Value	
Derivatives not designated as hedges	**Classification**	**September 30, 2023**	**September 30, 2022**
Foreign currency forward contracts	Prepaid expenses and other current assets	$ 477	$ 1,627
Foreign currency forward contracts	Other assets	256	660
Foreign currency forward contracts	Accrued expenses and other current liabilities	1,613	1,812
Foreign currency forward contracts	Other liabilities	460	711

The following tables display a summary of the (loss) income related to foreign currency forward contracts within the Consolidated Statements of Operations for the fiscal years ended September 30, 2023, 2022 and 2021 (dollars in thousand):

		(Loss) income recognized in earnings		
		Year Ended September 30,		
Derivatives not designated as hedges	**Classification**	**2023**	**2022**	**2021**
Foreign currency forward contracts	Other income (expense), net	$ (2,492)	$ 860	$ 2,512

7. Goodwill and Intangible Assets

(a) Goodwill

Due to the update of our multi-year target plan, we concluded that indicators of impairment were present and performed a quantitative impairment test as of September 30, 2023. The fair value of our reporting unit was determined using a combination of the income approach and the market approach. For the income approach, fair value was determined based on the present value of estimated future after-tax cash flows using our multi-year target plan, discounted at an appropriate risk-adjusted rate. For the market approach, we used a valuation technique in which values were derived based on valuation multiples of comparable publicly traded companies. We weighted the methodologies appropriately to estimate a fair value as of September 30, 2023. The estimated fair value exceeded the carrying value. Based upon the results of the impairment test, no goodwill impairment was recorded as of September 30, 2023.

The changes in the carrying amount of goodwill for the fiscal years ended September 30, 2023 and 2022 were as follows (dollars in thousands):

		Total
Balance as of September 30, 2021	$	1,128,511
Goodwill impairment		(213,720)
Effect of foreign currency translation		(23,989)
Balance as of September 30, 2022		890,802
Effect of foreign currency translation		9,540
Balance as of September 30, 2023	$	900,342

(b) Intangible Assets, Net

The following tables summarizes the gross carrying amounts and accumulated amortization of intangible assets by major class (dollars in thousands):

		September 30, 2023					
		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$	106,713	$	(102,942)	$	3,771	1.5
Technology and patents		89,431		(89,327)		104	0.2
Total	$	196,144	$	(192,269)	$	3,875	

		September 30, 2022					
		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	Weighted Average Remaining Life (Years)
Customer relationships	$	104,498	$	(95,315)	$	9,183	1.7
Technology and patents		88,600		(88,083)		517	1.2
Total	$	193,098	$	(183,398)	$	9,700	

Amortization expense for acquired technology and patents is included in the cost of revenue in the accompanying Consolidated Statements of Operations and amounted to $0.4 million, $3.0 million, and $7.5 million for the fiscal years ended September 30, 2023, 2022, and 2021, respectively. Amortization expense for customer relationships is included in operating expenses and amounted to $5.9 million, $11.5 million, and $12.7 million in the fiscal years ended September 30, 2023, 2022, and 2021, respectively. Estimated amortization for the remaining life of our intangible assets as of September 30, 2023, is as follows (dollars in thousands):

Year Ending September 30,	Cost of Revenues	Operating Expenses		Total
2024	104	2,226	$	2,330
2025	—	1,545		1,545
Total	$ 104	$ 3,771	$	3,875

8. Property and Equipment, Net

Property and equipment, net consisted of the following (dollars in thousands):

	Useful Life (In years)	September 30,			
			2023		2022
Machinery and equipment	3-5	$	12,391	$	10,800
Computers, software and equipment	3-5		62,151		61,566
Leasehold improvements	2-15		10,378		10,110
Furniture and fixtures	5-7		3,736		3,554
Finance leases			3,427		3,425
Construction in progress			2,296		—
Subtotal			94,379		89,455
Less: accumulated depreciation			(60,366)		(51,748)
Total		$	34,013	$	37,707

As of September 30, 2023 and 2022, the net book value of capitalized internal-use software costs was $17.2 million and $21.2 million, respectively, which are included within computers, software, and equipment. Depreciation expense for the fiscal years ended September 30, 2023, 2022, and 2021 was $9.8 million, $9.4 million, and $9.5 million, respectively, which included amortization expense of $4.0 million, $3.7 million, and $3.4 million, respectively, for internally developed software costs.

The following table presents our property and equipment, net by geography at September 30, 2023 and 2022 (dollars in thousands):

| | September 30, | |
	2023	2022
Long-lived assets:		
United States	$ 26,117	$ 28,779
Germany	1,861	1,866
Canada	1,695	2,252
Other countries	4,340	4,810
Total long-lived assets	$ 34,013	$ 37,707

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (dollars in thousands):

| | September 30, | |
	2023	2022
Compensation	$ 24,997	$ 19,710
Sales and other taxes payable	7,384	4,598
Cost of revenue related liabilities	4,326	4,257
Professional fees	3,386	3,866
Interest payable	1,781	1,828
Other	6,844	13,731
Total	$ 48,718	$ 47,990

10. Restructuring and Other Costs, Net

Restructuring and other costs, net include restructuring expenses as well as other charges that are unusual in nature, are the result of unplanned events, and arise outside of the ordinary course of our business.

The following table sets forth the fiscal year ended September 30, activity relating to restructuring charges (dollars in thousands):

	Personnel	Facilities	Restructuring Subtotal	Other	Total
Balance at September 30, 2020	$ 764	$ 10	$ 774	$ 1,928	$ 2,702
Restructuring and other costs, net	1,689	1,394	3,083	2,009	5,092
Non-cash adjustment	—	1,809	1,809	—	1,809
Cash payments	(839)	(1,265)	(2,104)	(2,403)	(4,507)
Foreign exchange impact on ending balance	6	(67)	(61)	—	(61)
Balance at September 30, 2021	1,620	1,881	3,501	1,534	5,035
Restructuring and other costs, net	1,676	673	2,349	6,616	8,965
Non-cash adjustment	—	(708)	(708)	(4,000)	(4,708)
Cash payments	(2,021)	(188)	(2,209)	(1,873)	(4,082)
Foreign exchange impact on ending balance	2	(58)	(56)	—	(56)
Balance at September 30, 2022	1,277	1,600	2,877	2,277	5,154
Restructuring and other costs, net	7,778	460	8,238	3,679	11,917
Non-cash adjustment	—	(486)	(486)	3,300	2,814
Cash payments	(8,498)	(551)	(9,049)	(9,256)	(18,305)
Foreign exchange impact on ending balance	(8)	10	2	—	2
Balance at September 30, 2023	$ 549	$ 1,033	$ 1,582	$ —	$ 1,582

Fiscal Year 2023

For the fiscal year ended September 30, 2023, we recorded restructuring and other costs, net of $11.9 million, which included a $7.8 million severance charge related to the elimination of personnel, $3.8 million of third-party fees relating to the modification of the 2025 Notes, and a $0.5 million charge resulting from the closure of facilities that will no longer be utilized.

Fiscal Year 2022

For the fiscal year ended September 30, 2022, we recorded restructuring and other costs, net of $9.0 million, which included $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards, $2.6 million other one-time charges, $1.7 million severance charge related to the elimination of personnel, and $0.7 million charge resulting from the closure of facilities that will no longer be utilized.

Fiscal Year 2021

For the fiscal year ended September 30, 2021, we recorded restructuring and other costs, net of $5.1 million, which included a $1.7 million severance charge related to the elimination of personnel across multiple functions, $1.4 million charge resulting from the closure of facilities that will no longer be utilized, and $2.0 million related to other one-time charges.

11. Leases

We have entered into a number of facility and equipment leases which qualify as operating leases under GAAP. We also have a limited number of equipment leases that qualify as finance leases. We determine if contracts with vendors represent a lease or have a lease component under GAAP at contract inception. Our leases have remaining terms ranging from less than one year to five years. Some of our leases include options to extend or terminate the lease prior to the end of the agreed upon lease term. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that we will exercise such options.

Operating lease right of use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As our leases generally do not provide an implicit rate, we use an estimated incremental borrowing rate in determining the present value of future payments. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease within a particular location and currency environment.

The following table presents certain information related to lease term and incremental borrowing rates for leases as of September 30, 2023 and 2022:

	September 30, 2023	September 30, 2022
Weighted-average remaining lease term (in months):		
Operating leases	37.2	46.5
Finance leases	24.5	35.6
Weighted-average discount rate:		
Operating leases	5.3%	3.7%
Finance leases	4.4%	4.4%

The following table presents the lease-related assets and liabilities reported in the Consolidated Balance Sheets as of September 30, 2023 and 2022 (dollars in thousands):

	Classification	September 30, 2023	September 30, 2022
Assets			
Operating lease assets	Operating lease right of use assets	$ 11,961	$ 14,702
Finance lease assets	Property and equipment, net	825	1,259
Total lease assets		$ 12,786	$ 15,961
Liabilities			
Current			
Operating	Short-term operating lease liabilities	$ 5,434	$ 5,071
Finance	Accrued expenses and other current liabilities	437	441
Noncurrent			
Operating	Long-term operating lease liabilities	$ 7,947	$ 11,375
Finance	Other liabilities	408	802
Total lease liability		$ 14,226	$ 17,689

The following table presents lease expense for the fiscal years ended September 30, 2023, 2022 and 2021 (dollars in thousands):

	Year Ended September 30,		
	2023	2022	2021
Finance lease costs:			
Amortization of right of use asset	$ 432	$ 435	$ 410
Interest on lease liability	37	50	63
Operating lease cost	6,489	6,788	7,619
Variable lease cost	3,120	3,492	2,142
Sublease income	(195)	(187)	(207)
Total lease cost	$ 9,883	$ 10,578	$ 10,027

For the fiscal years ended September 30, 2023, 2022 and 2021 cash payments related to operating leases were $6.6 million, $6.7 million and $7.8 million, respectively. For the fiscal years ended September 30, 2023, 2022 and 2021, cash payments related to financing leases were $0.4 million, $0.5 million and $0.5 million, respectively, of which an immaterial amount related to the interest portion of the lease liability. For the fiscal years ended September 30, 2023, 2022 and 2021 right of use assets obtained in exchange for lease obligations were $2.9 million, $7.5 million and $2.9 million, respectively.

The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases to the total lease liabilities recognized on the Consolidated Balance Sheet as of September 30, 2023 (dollars in thousands):

Year Ending September 30,	Operating Leases		Financing Leases		Total	
2024		6,011		459		6,470
2025		4,095		362		4,457
2026		2,034		53		2,087
2027		1,565		—		1,565
2028		695		—		695
Thereafter		120		—		120
Total future minimum lease payments	$	14,520	$	874	$	15,394
Less effects of discounting		(1,139)		(29)		(1,168)
Total lease liabilities	$	13,381	$	845	$	14,226
Reported as of September 30, 2023						
Short-term lease liabilities	$	5,434	$	437	$	5,871
Long-term lease liabilities		7,947		408		8,355
Total lease liabilities	$	13,381	$	845	$	14,226

12. Stockholders' Equity

Share-based Compensation Plans

Per the Amended and Restated Certificate of Incorporation, which was adopted on October 1, 2019, 600,000,000 shares of capital stock have been authorized, consisting of 40,000,000 shares of Preferred Stock, par value $0.01 per share, or ("Preferred Stock"), and 560,000,000 shares of Common Stock, par value $0.01 per share ("Common Stock").

On October 2, 2019, we registered the issuance of 6,350,000 shares of Common Stock, consisting of 5,300,000 shares of Common Stock reserved under the Cerence 2019 Equity Incentive Plan, ("Equity Incentive Plan"), and 1,050,000 shares of Common Stock that are reserved for issuance under the Cerence 2019 Employee Stock Purchase Plan ("ESPP"). The Equity Incentive Plan provides for the grant of incentive stock options, stock awards, stock units, stock appreciation rights, and certain other stock-based awards. The shares available for issuance will automatically increase on January 1st of each year, by the lesser of (A) three percent (3%) of the number of shares of Common Stock outstanding as of the close of business on the immediately preceding December 31st; and (B) the number of shares of Common Stock determined by the Board on or prior to such date for such year. Awards issued under the Plan may not have a term greater than ten years from the date of grant.

Restricted Awards

The fair value of Restricted Awards, including Restricted Stock Units and Restricted Stock, is measured based upon the market price of the underlying common stock as of the date of grant. Restricted Awards generally vest over a period of two to four years. We also include certain Restricted Awards with vesting solely dependent on the achievement of specified performance targets. The fair value of Restricted Awards is amortized to expense over the awards applicable requisite service period. In the event that the employees' employment with us terminates, or in the case of awards with only performance targets, if those targets are not met, any unvested shares are forfeited.

In fiscal years ended September 30, 2023, 2022 and 2021, we withheld payroll taxes totaling $4.9 million, $49.0 million and $46.0 million, respectively, related to the vesting of Restricted Awards.

Restricted Units are not included in issued and outstanding common stock until the shares are vested and released. The table below summarizes activity related to Restricted Stock Units:

		Non-Vested Restricted Stock Units				
	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Non-vested at September 30, 2022	996,016	434,995	1,431,011	$ 62.49		
Granted	2,559,259	1,347,474	3,906,733	$ 20.02		
Vested	(841,633)	(124,843)	(966,476)	$ 56.85		
Forfeited	(341,497)	(512,076)	(853,573)	$ 42.39		
Non-vested at September 30, 2023	2,372,145	1,145,550	3,517,695	$ 32.52	1.19	$ 71,620
Expected to vest			3,517,695	$ 32.52	1.19	$ 71,620

Employee Stock Purchase Plan

On October 2, 2019, we adopted the ESPP and approved 1,050,000 shares for issuance under this plan. The ESPP is administered by our Board of Directors' Compensation Committee.

The ESPP provides for the issuance of shares of our common stock to participating employees. At the end of each designated offering period, which occurs every six months on February 15 and August 15, employees can elect to purchase shares of our common stock with contributions of up to 12% of their base pay, accumulated via payroll deductions, at an amount equal to 85% of the lower of our stock price on (i) the first day of the offering period, or (ii) the last day of the offering period.

We use the Black-Scholes option pricing model to calculate the fair value of shares issued under the ESPP. The Black-Scholes model relies on a number of key assumptions to calculate estimated fair values. Expected volatility is based on the historical volatility of our common stock, and the expected term represents the period of time the ESPP purchase rights are expected to be outstanding and approximates the offering period. The risk-free interest rate is based on yields on U.S. Treasury Securities with a maturity similar to the estimated expected term of the ESPP purchase rights. We assume no expected dividends.

The following table sets forth the weighted-average key assumptions and fair value results for shares issued under the ESPP during the fiscal years ended September 30, 2023, 2022 and 2021:

	Year Ended September 30,		
	2023	2022	2021
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.95%	0.41%	0.10%
Expected volatility	65.71%	69.58%	96.61%
Expected life (in years)	0.50	0.50	0.50
Weighted-average fair value of shares issued (per share)	$ 9.73	$ 27.54	$ 35.13

The following table sets forth the quantities and average prices of shares issued under the ESPP for the fiscal years ended September 30, 2023, 2022 and 2021:

| | Year Ended September 30, | | | | | |
	2023		2022		2021	
Shares issued under the ESPP		88,625		80,417		44,172
Average price of shares issued	$	20.58	$	28.18	$	73.40

Stock-based Compensation

During the fiscal years ended September 30, 2023, 2022 and 2021, we recognize stock-based compensation expenses over the requisite service periods. Our share-based awards are classified within equity. Stock-based compensation for the anticipated Restricted Awards has been adjusted to reflect our estimated achievement under the modified targets and is recorded prospectively over the requisite service period.

The amounts included in the Consolidated Statements of Operations related to stock-based compensation are as follows (dollars in thousands):

| | Year Ended September 30, | | | | | |
	2023		2022		2021	
Cost of connected services	$	445	$	499	$	865
Cost of professional services		3,258		3,267		4,895
Research and development		17,167		10,196		16,538
Sales and marketing		3,454		3,569		12,533
General and administrative		16,442		6,545		25,724
Restructuring and other costs, net		—		4,000		—
Total	$	40,766	$	28,076	$	60,555

During the fiscal year ended September 30, 2022, we recorded $4.0 million, net of $5.0 million in forfeitures, in stock-based compensation due to the resignation of our former CEO and the resulting modification of certain stock-based awards in Restructuring and other costs, net. We recorded $2.4 million, net of $0.2 million in forfeitures, in stock-based compensation due to the retirement of our former CFO and resignation of our former General Counsel and the resulting modification of certain stock-based awards.

13. Commitments and Contingencies

Litigation and Other Claims

Similar to many companies in the software industry, we are involved in a variety of claims, demands, suits, investigations and proceedings that arise from time to time relating to matters incidental to the ordinary course of our business, including at times actions with respect to contracts, intellectual property, employment, benefits and securities matters. At each balance sheet date, we evaluate contingent liabilities associated with these matters in accordance with ASC 450 *Contingencies*. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgments are required for the determination of probability and the range of the outcomes, and estimates are based only on the best information available at the time. Due to the inherent uncertainties involved in claims and legal proceedings and in estimating losses that may arise, actual outcomes may differ from our estimates. Contingencies deemed not probable or for which losses were not estimable in one period may become probable, or losses may become estimable in later periods, which may have a material impact on our results of operations and financial position. As of September 30, 2023, accrued losses were not material to our consolidated financial statements, and we do not expect any pending matter to have a material impact on our consolidated financial statements.

City of Miami Fire Fighters' and Police Officers' Retirement Trust Action

On February 25, 2022, a purported shareholder class action captioned as City Of Miami Fire Fighters' And Police Officers' Retirement Trust v. Cerence Inc. et al. (the "Securities Action") was filed in the United States District Court for the District of Massachusetts, naming the Company and two of its former officers as defendants. Following the court's selection of a lead plaintiff and lead counsel, an amended complaint was filed on July 26, 2022. The plaintiff claims to be suing on behalf of anyone who purchased the Company's common stock between November 16, 2020 and February 4, 2022. The lawsuit alleges that material misrepresentations and/or omissions of material fact regarding the Company's operations, financial performance and prospects were made in the Company's public disclosures during the period from November 16, 2020 to February 4, 2022, in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. The plaintiff seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney's fees. On

September 9, 2022, the defendants in the Securities Action moved to dismiss the action in its entirety. That motion is now fully briefed but it has not yet been resolved. We intend to defend the claims vigorously. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Derivative Actions

On May 10 and 12, 2022, respectively, plaintiffs William Shafer and Peter Morse filed shareholder derivative complaints in the United States District Court for the District of Massachusetts on behalf of Cerence Inc. against defendants (and former officers) Sanjay Dwahan and Mark J. Gallenberger as well as board members Arun Sarin, Thomas Beaudoin, Marianne Budnik, Sanjay Jha, Kristi Ann Matus, Alfred Nietzel and current CEO and board member Stefan Ortmanns. These actions are premised on factual contentions substantially similar to those made in the Securities Action and contain substantially similar legal contentions. As such, on June 13, 2022, at the parties' request, the court consolidated these derivative actions into a single action and appointed co-lead counsel for plaintiffs in that consolidated action. The parties agreed to stay the consolidated action pending a ruling on the forthcoming motion to dismiss in the Securities Action, and the court has ordered that stay.

Two shareholder derivative complaints making factual and legal contentions substantially similar to those raised in the consolidated action have been also filed in the Delaware Court of Chancery: one filed on October 19, 2022 by plaintiff Melinda Hipp against the defendants named in the consolidated action and board member Douglas Davis, and one filed on August 17, 2023 by plaintiff Catherine Fleming against the defendants named in the consolidated action. The parties have respectively agreed to stay those actions pending a ruling on the motion to dismiss in the Securities Action, and the courts hearing those actions have ordered those stays.

Given the uncertainty of litigation, the preliminary stage of the cases, and the legal standards that must be met for, among other things, derivative standing and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from these derivative actions.

A.P., a minor, by and through her guardian, Carlos Pena and Carlos Pena Action

On March 24, 2023, plaintiffs A.P., a minor, by and through her guardian, Carlos Pena, and Carlos Pena, each individually and on behalf of similarly situated individuals filed a purported class action lawsuit in the Circuit Court of Cook County, Illinois, Chancery Division (Case. No. 2023CH02866 (Cir. Ct. Cook Cnty. 2023)). The case was removed to Federal Court (Case No. 1:23CV2667 (N.D. Ill.)), and then severed and remanded back in part, so there are two pending cases. Plaintiffs subsequently amended the federal complaint twice, with the latest second amended complaint, filed on July 13, 2023, adding plaintiffs Randolph Freshour and Vincenzo Allan, each also filing individually and on behalf of similarly situated individuals. Plaintiffs allege that Cerence violated the Illinois Biometric Information Privacy Act ("BIPA"), 740 ILCS 14/1 et seq. through Cerence's Drive Platform technology, which is integrated in various automobiles. The named plaintiffs allegedly drove or rode in a vehicle with Cerence's Drive Platform technology. Across both cases, plaintiffs allege that Cerence violated: (1) BIPA Section 15(a) by possessing biometrics without any public written policy for their retention or destruction; (2) BIPA Section 15(b) by collecting, capturing, or obtaining biometrics without written notice or consent; (3) BIPA Section 15(c) by profiting from biometrics obtained from Plaintiffs and putative class members; and (4) BIPA Section 15(d) by disclosing biometrics to third party companies without consent. Cerence has filed motions to dismiss both cases. Plaintiffs are seeking statutory damages of $5,000 for each willful and/or reckless violation of BIPA and, alternatively, damages of $1,000 for each negligent violation of BIPA. Given the uncertainty of litigation, the preliminary stage of the case, and the legal standards that must be met for, among other things, class certification and success on the merits, we cannot estimate the reasonably possible loss or range of loss that may result from this action.

Guarantees and Other

We include indemnification provisions in the contracts we enter with customers and business partners. Generally, these provisions require us to defend claims arising out of our products' infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys' fees arising out of such claims. In most, but not all cases, our total liability under such provisions is limited to either the value of the contract or a specified, agreed-upon amount. In some cases, our total liability under such provisions is unlimited. In many, but not all cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is minimal due to the low frequency with which these provisions have been triggered.

We indemnify our directors and officers to the fullest extent permitted by Delaware law, which provides among other things, indemnification to directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the Company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions, we agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases, we purchase director and officer insurance policies related to these obligations, which fully cover the six-year period. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, and such directors and officers do not have coverage under separate insurance policies, we would be required to pay for costs incurred, if any, as described above.

As of September 30, 2023, we have a $0.9 million letter of credit that is used as a security deposit in connection with our leased Bellevue, Washington office space. In the event of default on the underlying lease, the landlord would be eligible to draw against the letter of credit. The letter of credit is subject to aggregate reductions, provided that we are not in default under the underlying lease. We also have letters of credit in connection with security deposits for other facility leases totaling $0.5 million in the aggregate. These letters of credit have various terms and expire during fiscal year 2024 and beyond, while some of the letters of credit may automatically renew based on the terms of the underlying agreements.

14. Pension and Other Post-Retirement Benefits

Defined Contribution Plans

We have established a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers substantially all of our U.S. employees who meet minimum age and service requirements, and allows participants to defer a portion of their annual compensation on a pre-tax basis. We match 50% of employee contributions up to 6% of eligible salary. We incurred charges for contributions to these 401(k) defined contribution plans of $0.5 million, $0.5 million, and $0.7 million for the fiscal years ended September 30, 2023, 2022 and 2021, respectively.

Defined Benefit Pension Plans

We sponsor certain defined benefit pension plans that are offered primarily by our foreign subsidiaries. Many of these plans are required by local regulatory requirements. We may deposit funds for these plans with insurance companies, third party trustees or into government-managed accounts consistent with local regulatory requirements, as applicable.

The total defined benefit plan pension expenses incurred for these plans were $0.5 million, $0.5 million, and $0.9 million for the fiscal years ended September 30, 2023, 2022 and 2021, respectively. Our aggregate projected benefit obligation and aggregate net liability for defined benefit plans as of September 30, 2023 was $11.8 million and $5.5 million, as of September 30, 2022 was $10.4 million and $4.9 million, and as of September 30, 2021 was $14.7 million and $8.7 million, respectively.

For the fiscal years ended September 30, 2023, 2022 and 2021, charges for contributions to defined benefit pension plans were not material to the Consolidated Statements of Operations.

15. Relationship with Parent and Related Entities

In connection with the Spin-Off, we entered into several agreements with Nuance that set forth the principal actions taken or to be taken in connection with the Spin-Off and that govern the relationship of the parties following the Spin-Off, including the following:

- **Separation and Distribution Agreement:** We entered into a Separation and Distribution Agreement with Nuance in advance of the Distribution. The Separation and Distribution Agreement sets forth our agreements with Nuance regarding the principal actions to be taken in connection with the Spin-Off. It also sets forth other agreements that govern aspects of our relationship with Nuance following the Spin-Off.

- **Tax Matters Agreement:** We entered into a Tax Matters Agreement with Nuance that governs the respective rights, responsibilities and obligations of Nuance and us after the Distribution with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

- **Transition Services Agreement:** We entered into a Transition Services Agreement pursuant to which Nuance will provide us, and we will provide Nuance, with certain specified services for a limited time to help ensure an orderly transition following the Distribution.

- **Employee Matters Agreement:** We entered into an Employee Matters Agreement with Nuance that addresses employment and employee compensation and benefits matters. The Employee Matters Agreement addresses the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated prior to the Spin-Off.

- **Intellectual Property Agreement:** We entered into an Intellectual Property Agreement with Nuance, pursuant to which we granted to Nuance, and Nuance granted to us, perpetual, non-exclusive, royalty-free licenses to certain patents and technology, as well as certain other intellectual property that have historically been shared between us and Nuance.

- **Transitional Trademark License Agreement:** We entered into a Transitional Trademark License Agreement with Nuance, pursuant to which Nuance granted us a non-exclusive, royalty free license to continue using certain of Nuance's trademarks, trade names and service marks with respect to the "Nuance" and "Dragon" brands in connection with the sale, marketing and other commercialization of our products and services.

- **OEM and Distribution License Agreements:** We entered into four OEM and Distribution License Agreements with Nuance. Under three of the four agreements, Cerence licenses to Nuance designated Cerence technologies for Nuance's internal use and for distribution to Nuance end-users and resellers. Under the final agreement, Nuance licenses to Cerence designated Nuance technologies for Cerence's internal use and for distribution to Cerence end-users and resellers. All agreements contain customary commercial terms for arrangements of this nature.

16. Income Taxes

Provision for income taxes

The components of (loss) income before income taxes are as follows (dollars in thousands):

| | Year Ended September 30, | | |
	2023	2022	2021
Domestic	$ (24,524)	$ (168,452)	$ 20,933
Foreign	(11,865)	(30,299)	27,336
(Loss) income before income taxes	$ (36,389)	$ (198,751)	$ 48,269

The components of provision for income taxes are as follows (dollars in thousands):

| | Year Ended September 30, | | |
	2023	2022	2021
Current:			
Federal	$ 611	$ 12	$ —
State	38	15	35
Foreign	11,619	14,761	6,760
Total current	$ 12,268	$ 14,788	$ 6,795
Deferred:			
Federal	7,941	(6,823)	5,437
State	(1,164)	218	5,001
Foreign	820	103,892	(14,857)
Total deferred	7,597	97,287	(4,419)
Provision for income taxes	$ 19,865	$ 112,075	$ 2,376
Effective income tax rate	(54.6)%	(56.4)%	4.9%

The provision for income taxes differed from the amount computed by applying the federal statutory rate to our (loss) income before income taxes as follows (dollars in thousands):

| | Year Ended September 30, | | |
	2023	2022	2021
Federal tax provision at statutory rate	$ (7,633)	$ (41,738)	$ 10,137
State tax, net of federal benefit	(890)	185	3,979
Foreign tax rate and other foreign related tax items	3,203	920	(15,626)
Uncertain tax positions	4,202	25	861
Stock-based compensation	4,734	(15,020)	1,629
Global intangible low-taxed income	7,464	(554)	554
Goodwill impairment	—	39,933	—
Change in valuation allowance	27,101	128,034	(225)
Executive compensation	991	885	3,761
Non-deductible expenditures	211	210	238
R&D credits	(588)	(805)	(2,932)
Intangible property transfers	(18,930)	—	—
Provision for income taxes	$ 19,865	$ 112,075	$ 2,376

The effective income tax rate is based upon the income for the year, the composition of the income in different countries, and adjustments, if any, for the potential tax consequences, benefits or resolutions of audits or other tax contingencies. Our effective tax rate may be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

Our effective tax rate for the fiscal year 2023 differed from the U.S. federal statutory rate of 21.0%, primarily due to the tax impacts of stock-based compensation, U.S. inclusions of foreign taxable income, valuation allowance on foreign loss carryforwards, and our composition of jurisdictional earnings. The intangible property transfers deferred tax benefit was offset by a change in valuation allowance deferred tax expense.

Our effective tax rate for the fiscal year 2022 differed from the U.S. federal statutory rate of 21.0%, primarily due to the establishment of a valuation allowance in a foreign jurisdiction as discussed below, impairment of book goodwill, the tax impacts of stock-based compensation, and our composition of jurisdictional earnings.

The effective tax rate for the fiscal year 2021 differed from the U.S. federal statutory rate of 21.0%, primarily due to our composition of jurisdictional earnings, U.S. inclusions of foreign taxable income, and an income tax benefit of $15.9 million related to an increase in the Netherlands tax rate enacted in the first quarter of fiscal year 2021.

As of September 30, 2023, we have not provided taxes on undistributed earnings of our foreign subsidiaries, which may be subject to foreign withholding taxes upon repatriation, as we consider these earnings indefinitely reinvested. Our indefinite reinvestment determination is based on the future operational and capital requirements of our domestic and foreign operations. We expect our international cash and cash equivalents and marketable securities will continue to be used for our foreign operations and therefore do not anticipate repatriating these funds. As of September 30, 2023, it is not practical to calculate the unrecognized deferred tax liability on these earnings due to the complexities of the utilization of foreign tax credits and other tax assets.

Deferred tax assets (liabilities) consist of the following as of September 30, 2023 and 2022 (dollars in thousands):

| | September 30, | |
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 31,026	$ 44,131
Capital loss carryforwards	8,187	8,187
Federal credit carryforwards	4,487	5,916
Accrued expenses and other reserves	4,620	3,316
Deferred revenue	52,513	33,676
Acquired intangibles	104,634	89,434
Interest limitations carryforward	10,997	10,228
Operating lease liabilities	4,493	4,874
Depreciation	13,152	2,924
Deferred compensation	1,851	1,910
Pension obligation	852	730
Other	4,148	3,078
Total deferred tax assets	$ 240,960	$ 208,404
Valuation allowance for deferred tax assets	(162,966)	(126,860)
Deferred tax assets	$ 77,994	$ 81,544
Deferred tax liabilities:		
Depreciation	$ (5,697)	$ (6,143)
Acquired intangibles	(11,707)	(14,570)
Convertible debt	—	(2,463)
Operating lease right of use assets	(3,896)	(4,189)
Deferred costs	(8,489)	(2,415)
Other	(2,166)	(749)
Total deferred tax liabilities	(31,955)	(30,529)
Net deferred tax assets	$ 46,039	$ 51,015

Deferred income taxes arise from temporary difference between the tax and financial statement recognition of revenue and expenses. We regularly assess the need for a valuation allowance against our deferred tax assets. In evaluating whether it is more likely than not that some or all of our deferred tax assets will not be realized, we consider all available positive and negative evidence. During the third quarter of fiscal year 2022, we established a valuation allowance of $107.6 million against our deferred tax assets in a foreign jurisdiction, which consists of tax amortizable intellectual property and net operating loss carryforwards. We determined we had new negative evidence, based on updates to transfer pricing arrangements and changes to the earnings guidance for fiscal year 2022. We will continue to maintain a valuation allowance against these deferred tax assets until we believe it is more likely than not that they will be realized. If sufficient positive evidence arises in the future indicating that all or a portion of the deferred tax assets meet the more likely than not standard, the valuation allowance would be reversed accordingly in the period that such determination is made.

The remaining deferred tax assets after valuation allowances are primarily domestic. Based on the level of historical taxable income and projections for future taxable income over the periods for which these deferred tax assets are deductible, we believe that it is more likely than not that we will realize the benefits of the domestic deductible differences.

As of September 30, 2023, we have $8.2 million and $154.8 million in valuation allowance against our net domestic and foreign deferred tax assets, respectively. As of September 30, 2022, we had $8.2 million and $118.7 million in valuation allowance against our net domestic and foreign deferred tax assets, respectively.

As of September 30, 2023, we have immaterial U.S. federal net operating loss ("NOL") carryforwards, state NOL carryforwards of $8.4 million, and foreign NOL carryforwards of $385.8 million, before uncertain tax positions of $256.0 million. As of September 30, 2022, we have U.S. federal NOL carryforwards of $43.6 million, state NOL carryforwards of $11.9 million, and foreign NOL carryforwards of $184.9 million, before uncertain tax position amounts of $39.5 million. These carryforwards will expire at various dates beginning in 2026 and extending up to an unlimited period. As of September 30, 2023 and 2022, unlimited federal NOLs are immaterial and $42.8 million, respectively, and unlimited Netherlands NOLs are $350.5 million and $157.4 million, respectively.

As of September 30, 2023, we have U.S. federal research and development carryforwards and foreign tax credit carryforwards of $7.6 million, before uncertain tax positions of $7.4 million, state research and development credits of $0.3 million, and foreign research and development credits of $5.5 million. As of September 30, 2022, we have U.S. federal research and development carryforwards and foreign tax credit carryforwards of $10.1 million, before uncertain tax positions of $8.1 million, state research and development credits of $0.2 million, and foreign research and development credits of $4.9 million. These carryforwards will expire at various dates beginning in 2024 and extending up to 2041.

Uncertain Tax Positions

ASC 740 prescribes the accounting for uncertainty in income taxes recognized in the financial statements. We regularly assess the outcome of potential examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit which is more likely than not to be realized upon ultimate settlement. We recognize interest and penalties related to unrecognized tax positions in our provision for (benefit from) income taxes line of our Consolidated Statements of Operations.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows (dollars in thousands):

	September 30,			
	2023		2022	
Balance at the beginning of the year	$	76,590	$	87,144
Beginning balance adjustment		4,977		(13,181)
Increases related to tax positions taken from prior periods		—		2,277
Decreases related to tax positions taken from prior periods		(1,476)		—
Increases related to tax positions taken during current period		5,382		2,088
Decreases for tax settlements and lapse in statutes		(301)		(1,738)
Balance at the end of the year	$	85,172	$	76,590

As of September 30, 2023 and 2022, beginning balance adjustments include cumulative translation adjustments of $5.0 million and ($13.2) million, respectively.

Increases related to tax positions taken from prior periods include the effect of tax rate changes that as of September 30, 2023 and 2022, are immaterial and $2.3 million, respectively.

As of September 30, 2023, $85.2 million of the unrecognized tax benefits, if recognized, would impact our effective tax rate. We do not expect a significant change in the amount of unrecognized tax benefits within the next 12 months. We recognized interest related to uncertain tax positions in our provision for (benefit from) income taxes of $0.6 million, ($0.3) million and $0.3 million during fiscal years 2023, 2022 and 2021 respectively. We recorded interest of $4.2 million and $3.5 million as of September 30, 2023 and 2022, respectively.

We are subject to U.S. federal income tax, various state and local taxes and international income taxes in numerous jurisdictions. The 2016 through 2022 tax years remain open for all purposes of examination by the IRS and other taxing authorities in material jurisdictions.

17. Long-Term Debt

Long-term debt consisted of the following (in thousands):

			September 30, 2023				
Description	Maturity Date	Convertible Debt Coupon Rate	Effective Interest Rate	Principal	Unamortized Discount	Deferred Issuance Costs	Carrying Value
2025 Modified Notes	6/1/2025	3.00%	3.70%	$ 87,500	$ —	$ (992)	$ 86,508
2025 Modified Notes	7/1/2028	1.50%	8.75%	87,500	(3,796)	(14,490)	69,214
2028 Notes	7/1/2028	1.50%	1.91%	122,500	—	(2,271)	120,229
Total debt				$ 297,500	$ (3,796)	$ (17,753)	275,951
Less: current portion of long-term debt							—
Total long-term debt							$ 275,951

			September 30, 2022				
Description	Maturity Date	Convertible Debt Coupon Rate	Effective Interest Rate	Principal	Unamortized Discount	Deferred Issuance Costs	Carrying Value
2025 Notes	6/1/2025	3.00%	6.29%	$ 175,000	$ (11,264)	$ (2,832)	$ 160,904
Senior Credit Facility	4/1/2025	N/A	5.37%	110,938	(1,310)	(158)	109,470
Total debt				$ 285,938	$ (12,574)	$ (2,990)	270,374
Less: current portion of long-term debt							(10,938)
Total long-term debt							$ 259,436

The following table summarizes the maturities of our borrowing obligations as of September 30, 2023 (in thousands):

Fiscal Year	2028 Notes	2025 Modified Notes	Total
2024	$ —	$ —	$ —
2025	—	87,500	87,500
2026	—	—	—
2027	—	—	—
2028	122,500	87,500	210,000
Total before unamortized discount and issuance costs and current portion	$ 122,500	$ 175,000	$ 297,500
Less: unamortized discount and issuance costs	(2,271)	(19,278)	(21,549)
Total long-term debt	$ 120,229	$ 155,722	$ 275,951

1.50% Senior Convertible Notes due 2028

On June 26, 2023, we issued $190.0 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2028 (the "2028 Notes"), which are governed by an indenture (the "2028 Indenture"), between us and U.S. Bank Trust Company, National Association, as trustee (the "Trustee"), in a private offering to qualified institutional buyers pursuant to Rule 144A under the

Securities Act of 1933, as amended. On July 3, 2023, we issued an additional $20.0 million in aggregate principal amount of 2028 Notes. The net proceeds from the issuance of the 2028 Notes were $193.2 million after deducting transaction costs.

The 2028 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on January 1 and July 1 of each year at a rate of 1.50% per year. The 2028 Notes will mature on July 1, 2028, unless earlier converted, redeemed, or repurchased. The 2028 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

A holder of 2028 Notes may convert all or any portion of its 2028 Notes at its option at any time prior to the close of business on the business day immediately preceding April 3, 2028 only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on September 30, 2023 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the 2028 Indenture) per $1,000 principal amount of 2028 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call such 2028 Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after April 3, 2028 until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert all or any portion of its 2028 Notes at any time, regardless of the foregoing circumstances.

The conversion rate is 24.5586 shares of our common stock per $1,000 principal amount of 2028 Notes (equivalent to an initial conversion price of approximately $40.72 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2028 Notes in connection with such a corporate event or convert its 2028 Notes called for redemption in connection with such notice of redemption, as the case may be.

We may not redeem the 2028 Notes prior to July 6, 2026. We may redeem for cash all or any portion of the 2028 Notes (subject to certain limitations), at our option, on a redemption date occurring on or after July 6, 2026 and on or before the 31st scheduled trading day immediately before the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Notes.

If we undergo a "fundamental change", subject to certain conditions, holders may require us to repurchase for cash all or any portion of their 2028 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2028 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The 2028 Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2028 Notes then outstanding may declare the entire principal amount of all the 2028 Notes plus accrued special interest, if any, to be immediately due and payable.

In connection with the offering of the 2028 Notes, we repurchased $87.5 million in aggregate principal amount of the 2025 Notes in a privately negotiated transaction. We specifically negotiated the repurchase of the 2025 Notes with investors who concurrently purchased the 2028 Notes. We evaluated the transaction to determine whether the exchange should be accounted for as a modification or extinguishment under the provisions of ASC 470-50, which allows for an exchange of debt instruments between the same debtor and creditor to be accounted for as a modification so long as the instruments do not have substantially different terms. Because the concurrent redemption of the 2025 Notes and a portion of issuance of the 2028 Notes were executed with the same investors, we evaluated the transaction as a debt modification, on a creditor by creditor basis. The repurchase of the 2025 Notes and issuance of the 2028 Notes were deemed to not have substantially different terms on the basis that (1) the present value of the cash flows under the terms of the new debt instrument were less than 10% different from the present value of the remaining cash flows under the terms of the original instrument and (2) the fair value of the conversion feature did not change by more than 10% of the carrying value of the 2025 Notes, and therefore, the repurchase of the 2025 Notes was accounted for as a debt modification.

As a result, $87.5 million of the 2028 Notes are considered a modification of the 2025 Notes and are included in the balances of the 2025 Notes along with the remaining $87.5 million of the 2025 Notes (together the "2025 Modified Notes") that were not repurchased as part of the transaction. We recorded $14.3 million of fees paid directly to the lenders as deferred debt issuance costs, and $3.8 million of fees paid to third-parties were expensed in the period. As of September 30, 2023, the carrying amount of the 2025 Modified Notes was $155.7 million, net of unamortized costs of $19.3 million.

If a convertible debt instrument is modified or exchanged in a transaction that is not accounted for as an extinguishment, an increase in the fair value of the embedded conversion option shall reduce the carrying amount of the debt instrument with a corresponding increase in Additional paid-in capital. We recognized the increase in the fair value of the embedded conversion feature of $4.1 million as Additional paid-in capital and an equivalent discount that reduced the carrying value of the 2025 Modified Notes.

We accounted for $122.5 million of the 2028 Notes, that were not negotiated with the investors of the 2025 Notes, as a single liability. We incurred transaction costs of $2.4 million relating to the issuance of the 2028 Notes, which were recorded as a direct deduction from the face amount of the 2028 Notes and are being amortized as interest expense over the term of the 2028 Notes using the interest method. As of September 30, 2023, the carrying amount of the 2028 Notes was $120.2 million and unamortized issuance costs of $2.3 million. As of September 30, 2023, the if-converted value of the 2028 Notes was $61.2 million less than its principal amount.

3.00% Senior Convertible Notes due 2025

On June 2, 2020, we issued $175.0 million in aggregate principal amount of 3.00% Convertible Senior Notes due 2025 (the "2025 Notes"), including the initial purchasers' exercise in full of their option to purchase $25.0 million principal amount of the 2025 Notes, which are governed by an indenture (the "2025 Indenture"), between us and the Trustee, in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The net proceeds from the issuance of the 2025 Notes were $169.8 million after deducting transaction costs.

The 2025 Notes are senior, unsecured obligations and accrue interest payable semiannually in arrears on June 1 and December 1 of each year, at a rate of 3.00% per year. The 2025 Notes will mature on June 1, 2025, unless earlier converted, redeemed, or repurchased. The 2025 Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. As of September 30, 2023 and 2022, the if-converted value of the 2025 Modified Notes was $83.6 million and $101.3 million, respectively, less than its principal amount.

A holder of 2025 Notes may convert all or any portion of its 2025 Notes at its option at any time prior to the close of business on the business day immediately preceding March 1, 2025 only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on September 30, 2020 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the "trading price" (as defined in the 2025 Indenture) per $1,000 principal amount of 2025 Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on each such trading day; (3) if we call such 2025 Notes for redemption, at any time prior to the close of business on the business day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after March 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert all or any portion of its 2025 Notes at any time, regardless of the foregoing circumstances.

The conversion rate is 26.7271 shares of our common stock per $1,000 principal amount of 2025 Notes (equivalent to an initial conversion price of approximately $37.42 per share of our common stock). The conversion rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or if we deliver a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its 2025 Notes in connection with such a corporate event or convert its 2025 Notes called for redemption in connection with such notice of redemption, as the case may be.

We may not redeem the 2025 Notes prior to June 5, 2023. We may redeem for cash all or any portion of the 2025 Notes, at our option, on a redemption date occurring on or after June 5, 2023 and on or before the 31st scheduled trading day immediately before the maturity date, if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which we provide notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2025 Notes.

If we undergo a "fundamental change", subject to certain conditions, holders may require us to repurchase for cash all or any portion of their 2025 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The indenture governing the 2025 Notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2025 Notes then outstanding may declare the entire principal amount of all the 2025 Notes plus accrued special interest, if any, to be immediately due and payable.

On October 1, 2022, we adopted ASU 2020-06 based on a modified retrospective transition method. No prior-period information has been retrospectively adjusted. Since the adoption of ASU 2020-06, the 2025 Notes are no longer bifurcated into a separate liability and equity component. The 2025 Notes are accounted for as a single liability. The issuance costs related to the 2025 Notes are being amortized to interest expense over the contractual term. Refer to *Note 2 - Summary of Significant Accounting Policies* for the impact of our adoption. As of September 30, 2022, the carrying amount of the equity component, net of taxes and transaction costs was $14.4 million.

See "1.50% Senior Convertible Notes due 2028" section above for discussion on modification of the 2025 Notes as part of the offering of the 2028 Notes.

The interest expense recognized related to the Notes for the fiscal years ended September 30, 2023, 2022 and 2021 was as follows (dollars in thousands):

	Year Ended September 30,		
	2023	2022	2021
Contractual interest expense	$ 5,383	$ 5,246	$ 5,246
Amortization of debt discount	258	3,755	3,527
Amortization of issuance costs	2,119	944	887
Total interest expense related to the Notes	$ 7,760	$ 9,945	$ 9,660

The conditional conversion feature of the Notes was not triggered during the fiscal year ended September 30, 2023. As of September 30, 2023, the Notes were not convertible. As of this Annual Report, no Notes have been converted by the holders. Whether any of the Notes will be converted in future quarters will depend on the satisfaction of one or more of the conversion conditions in the future. If one or more holders elect to convert their Notes at a time when any such Notes are convertible, unless we elect to satisfy our conversion obligation by delivering solely shares of our common stock (other than paying cash in lieu of delivering any fractional shares), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

Senior Credit Facilities

On June 12, 2020 (the "Financing Closing Date"), we entered into a Credit Agreement, by and among the Borrower, the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent (the "Credit Agreement"), consisting of a four-year senior secured term loan facility in the aggregate principal amount of $125.0 million (the "Term Loan Facility"). The net proceeds from the issuance of the Term Loan Facility were $123.0 million. We also entered into a senior secured first-lien revolving credit facility in an aggregate principal amount of $50.0 million (the "Revolving Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities"), which may be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow.

Our obligations under the Credit Agreement are jointly and severally guaranteed by certain of our existing and future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions customary for financings of this type. All obligations are secured by substantially all of our tangible and intangible personal property and material real property, including a perfected first-priority pledge of all (or, in the case of foreign subsidiaries or subsidiaries ("FSHCO") that own no material assets other than equity interests in foreign subsidiaries that are "controlled foreign corporations" or other FSHCOs, 65%) of the equity securities of our subsidiaries held by any loan party, subject to certain customary exceptions and limitations.

On December 17, 2020 (the "Amendment No. 1 Effective Date"), we entered into Amendment No. 1 to the Credit Agreement (the "Amendment No. 1"). Amendment No. 1 extended the scheduled maturity date of the revolving credit and term facilities from June 12, 2024 to April 1, 2025.

Amendment No. 1 revised certain interest rates in the Credit Agreement. Following delivery of a compliance certificate for the first full fiscal quarter after the Amendment No. 1 Effective Date, the applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is LIBOR plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is LIBOR plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is LIBOR plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is LIBOR plus 2.25% or

ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is LIBOR plus 2.20% or ABR plus 1.00%. As a result of Amendment No 1, the applicable LIBOR floor was reduced from 0.50% to 0.00%.

In addition, the quarterly commitment fee required to be paid based on the unused portion of the Revolving Facility is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the unused line fee is 0.500%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the unused line fee is 0.450%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the unused line fee is 0.400%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the unused line fee is 0.350%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the unused line fee is 0.300%.

Through the fiscal quarter ending December 31, 2022, we are obligated to make quarterly principal payments in an aggregate amount equal to 1.25% of the original principal amount of the Term Loan Facility. From the fiscal quarter ending March 31, 2023 and for each fiscal quarter thereafter, we are obligated to make quarterly principal payments in an aggregate amount equal to 2.50% of the original principal amount of the Term Loan Facility, with the balance payable at the maturity date thereof.

Borrowings under the Credit Agreement are prepayable at our option without premium or penalty. We may request, and each lender may agree in its sole discretion, to extend the maturity date of all or a portion of the Senior Credit Facilities subject to certain conditions customary for financings of this type. The Credit Agreement also contains certain mandatory prepayment provisions in the event that we incur certain types of indebtedness or receive net cash proceeds from certain non-ordinary course asset sales or other dispositions of property, in each case subject to terms and conditions customary for financings of this type.

The Credit Agreement contains certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries' ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of our and our subsidiaries' equity interests. In addition, the Credit Agreement contains financial covenants, each tested quarterly, (1) a net secured leverage ratio of not greater than 3.25 to 1.00; (2) a net total leverage ratio of not greater than 4.25 to 1.00; and (3) minimum liquidity of at least $75 million. The Credit Agreement also contains events of default customary for financings of this type, including certain customary change of control events.

On November 22, 2022 (the "Amendment No. 2 Effective Date"), we entered into Amendment No. 2 to the Credit Agreement ("Amendment No. 2"). Amendment No. 2 modified certain financial covenants between the fiscal quarter ended March 31, 2023 to the fiscal quarter ended December 31, 2023 (the "covenant adjustment period"). During the covenant adjustment period, each tested quarterly, we are required to maintain (1) a net secured leveraged ratio of not greater than 4.25 to 1.00; (2) minimum liquidity of at least $125 million; and (3) aggregate capital expenditures less than $7.5 million. The net total leverage ratio will be waived during the covenant adjustment period. At the conclusion of the covenant adjustment period, the original financial covenants will resume. As of September 30, 2023 and 2022, we were in compliance with all Credit Agreement covenants.

Amendment No. 2 was accounted for a debt modification, and therefore, $0.4 million of the refinancing fees paid directly to the lender were recorded as deferred debt issuance costs, and $0.1 million of the refinance fees paid to third parties were expensed in the period.

Amendment No. 2 revised certain interest rates in the Credit Agreement. The applicable margins for the revolving credit and term facilities is subject to a pricing grid based upon the net total leverage ratio as follows (i) if the net total leverage ratio is greater than 3.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%; (ii) if the net total leverage ratio is less than or equal to 3.00 to 1.00 but greater than 2.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.75% or ABR plus 1.75%; (iii) if the net total leverage ratio is less than or equal to 2.50 to 1.00 but greater than 2.00 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.50% or ABR plus 1.50%; (iv) if the net total leverage ratio is less than or equal to 2.00 to 1.00 but greater than 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.25% or ABR plus 1.25%; and (v) if the net total leverage ratio is less than or equal to 1.50 to 1.00, the applicable margin is SOFR plus 10 basis point credit spread adjustment plus 2.20% or ABR plus 1.00%. During the covenant adjustment period, and until the delivery of a compliance certificate for the first full fiscal quarter after the covenant adjustment period, the applicable margin will be SOFR plus 10 basis point credit spread adjustment plus 3.00% or ABR plus 2.00%.

In connection with the issuance of the 2028 Notes, we borrowed $24.7 million under our Revolving Facility and paid $106.3 million towards our Term Loan Facility. As a result, we recorded $104.9 million extinguishment of debt and $1.3 million loss on the extinguishment of debt. All principal and interest on the Term Loan Facility have been paid in full. On July 3, 2023, we repaid the outstanding balance on our Revolving Facility. As of September 30, 2023 and 2022, there were no amounts outstanding under the Revolving Facility.

Total interest expense relating to the Senior Credit Facilities for the fiscal year ended September 30, 2023, 2022 and 2021 was $6.7 million, $4.3 million, $4.1 million, respectively, reflecting the coupon and accretion of the discount.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act required by Exchange Act Rules 13a-15(b) or 15d-15(b), our principal executive officer (our Chief Executive Officer) and principal financial officer (our Chief Financial Officer) have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Cerence in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management report on internal control over financial reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles and include those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposals of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of September 30, 2023, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control-Integrated Framework. Based on the results of this assessment, management (including our Chief Executive Officer and our Chief Financial Officer) has concluded that, as of September 30, 2023, our internal control over financial reporting was effective based on those criteria.

The attestation report concerning the effectiveness of our internal control over financial reporting as of September 30, 2023 issued by BDO USA, P.C., an independent registered public accounting firm, appears in Item 8 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting. There were no material changes in our internal control over financial reporting during the three months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Our policy governing transactions in our securities by directors, officers and employees permits our officers, directors and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Generally, under these trading plans, the individual relinquishes control over the transactions once the trading plan is put into place. Accordingly, sales under these plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving our company.

During the three-month period ending September 30, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and Regulation S-K, Item 408(a) and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports on Form 10-Q and 10-K filed with the Securities and Exchange Commission. However, we undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Our Board of Directors adopted a Code of Business Conduct and Ethics for all of our directors, officers and employees on October 2, 2019. Our Code of Business Conduct and Ethics can be found at our website: *www.cerence.com*. We will provide to any person without charge, upon request, a copy of our Code of Business Conduct and Ethics. Such a request should be made in writing and addressed to Investor Relations, Cerence Inc., 1 Burlington Woods Drive, Suite 301A, Burlington, MA 01803.

To date, there have been no waivers under our Code of Business Conduct and Ethics. We will post any waivers, if and when granted, of our Code of Business Conduct and Ethics on our website at *www.cerence.com*.

The additional information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, which information is hereby incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item for the Company will be set forth in Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item for the Company will be set forth in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item for the Company will be set forth in Company's Proxy Statement for the 2024 Annual Meeting of Stockholders, which information is hereby incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as a part of this Report:

(1) All Financial Statements— See Index to Financial Statements in Item 8 of this Report;

(2) Financial Statement Schedules — All schedules have been omitted as the requested information is inapplicable or the information is presented in the financial statements or related notes included as part of this Report.

(3) Exhibits — See Item 15(b) of this Report below.

(b) Exhibits.


EXHIBIT INDEX


			Incorporated by Reference			
Exhibit Index #	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
2.1	Separation and Distribution Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	2.1	October 2, 2019
3.1	Amended and Restated Certificate of Incorporation of Cerence Inc.		8-K	001-39030	3.1	October 2, 2019
3.2	Second Amended and Restated By-laws of Cerence Inc.		8-K	001-39030	3.1	May 4, 2023
4.1	Indenture, dated as of June 2, 2020, between Cerence Inc. and U.S. Bank, National Association, as Trustee.		8-K	001-39030	4.1	June 2, 2020
4.2	Form of Global Note, representing Cerence Inc.'s 3.00% Convertible Senior Notes due 2025 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-39030	4.1	June 2, 2020
4.3	Description of Registrant's Securities	X				
4.4	Indenture, dated as of June 26, 2023, by and between Cerence Inc. and U.S. Bank Trust Company, National Association, as Trustee.		8-K	001-39030	4.1	June 26, 2023
4.5	Form of Global Note, representing Cerence Inc.'s 1.50% Convertible Senior Notes due 2028 (included as Exhibit A to the Indenture filed as Exhibit 4.1).		8-K	001-39030	4.2	June 26. 2023
10.1	Tax Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.1	October 2, 2019
10.2	Transition Services Agreement between Nuance Communications, Inc. and Cerence Operating Company		8-K	001-39030	10.2	October 2, 2019
10.3	Employee Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.3	October 2, 2019
10.4	Intellectual Property Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.4	October 2, 2019
10.5	Transitional Trademark License Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.5	October 2, 2019
10.6†	Cerence 2019 Equity Incentive Plan		S-8	333-234040	4.3	October 2, 2019
10.7†	Cerence 2019 Employee Stock Purchase Plan		S-8	333-234040	4.6	October 2, 2019
10.8†	Form of Change of Control and Severance Agreement - NEO		10-K	001-39030	10.14	December 19, 2020
10.9	Indemnification Agreement		10-K	001-39030	10.15	December 19, 2020
10.10†	Restricted Stock Unit Award Agreement		10-K	001-39030	10.13	November 19, 2020
10.11†	Performance-Based Restricted Stock Unit Award Agreement		10-K	001-39030	10.14	November 19, 2020
10.12	Credit Agreement, dated June 12, 2020, by and between Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent.		8-K	001-39030	10.1	June 17, 2020
10.13	Subsidiary Guarantee Agreement, dated June 12, 2020, by and between certain domestic subsidiaries of Cerence, as subsidiary guarantors, and Wells Fargo Bank, N.A., as administrative agent.		8-K	001-39030	10.2	June 17, 2020
10.14	Collateral Agreement, dated June 12, 2020, by and between Cerence Inc. and certain subsidiaries of Cerence, as pledgors, and Wells Fargo Bank, N.A., as collateral agent.		8-K	001-39030	10.3	June 17, 2020
10.15†	Amendment No. 1 to Cerence 2019 Equity Incentive Plan		10-K	001-39030	10.18	November 19, 2020

10.16	Amendment No. 1, dated as of December 17, 2020, by and among Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent	8-K	001-39030	10.1	December 21, 2020
10.17†	CEO Change of Control and Severance Agreement	10-Q	001-39030	10.2	February 8, 2021
10.18†	Offer Letter, dated December 14, 2021, by and between Cerence Inc. and Stefan Ortmanns	8-K	001-39030	10.1	December 15, 2021
10.19†	Offer Letter, dated May 4, 2022, by and between Cerence Inc. and Thomas Beaudoin	10-Q	001-39030	10.1	August 9, 2022
10.20†	Change of Control and Severance Agreement, effective as of May 5, 2022, by and between Cerence Inc. and Thomas Beaudoin	10-Q	001-39030	10.2	August 9, 2022
10.21†	Change of Control Equity Acceleration Agreement, effective as of June 19, 2022, by and between Cerence Inc. and Stefan Ortmanns	8-K	001-39030	10.1	June 24, 2022
10.22†	Change of Control and Severance Agreement, effective as of June 21, 2022, by and between Cerence GmbH and Stefan Ortmanns	8-K	001-39030	10.2	June 24, 2022
10.23	Amendment No. 2 to Credit Agreement, dated as of June 12, 2020, by and among Cerence Inc., the lenders and issuing banks party thereto and Wells Fargo Bank, N.A., as administrative agent	10-K	001-39030	10.31	November 29, 2022
10.24†	Offer Letter, dated April 21, 2023, by and between Cerence Inc. and Iqbal Arshad	X			
10.25†	Change of Control and Severance Agreement, effective as of April 28,2023, by and between Cerence Inc. and Iqbal Arshad	X			
10.26†	Transitional Service and Advisory Agreement by and between Cerence Inc. and Prateek Kathpal	10-Q	001-39030	10.1	May 9, 2023
21.1	Subsidiaries of the Registrant	X			
23.1	Consent of BDO USA, P.C., Independent Registered Public Accounting Firm.	X			
24.1	Power of Attorney (including in signature pages hereto)	X			
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS	Inline XBRL Instance Document	X			
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X			

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101.*)	X

---

†   Management contract or compensatory plan or arrangement

*   Furnished herewith.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERENCE INC.

Date: November 29, 2023

By: _____ /s/ Stefan Ortmanns
Stefan Ortmanns
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Stefan Ortmanns and Thomas L. Beaudoin, acting singly, his true and lawful agent, proxy and attorneys-in-fact, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Stefan Ortmanns Stefan Ortmanns	Chief Executive Officer and Director *(Principal Executive Officer)*	November 29, 2023
/s/ Thomas L. Beaudoin Thomas L. Beaudoin	Chief Financial Officer and Director *(Principal Financial Officer and Principal Accounting Officer)*	November 29, 2023
/s/ Arun Sarin Arun Sarin	Chairman of the Board	November 29, 2023
/s/ Marianne Budnik Marianne Budnik	Director	November 29, 2023
/s/ Sanjay Jha Sanjay Jha	Director	November 29, 2023
/s/ Kristi Ann Matus Kristi Ann Matus	Director	November 29, 2023
/s/ Alfred Nietzel Alfred Nietzel	Director	November 29, 2023
/s/ Marcy Klevorn Marcy Klevorn	Director	November 29, 2023
/s/ Doug Davis Doug Davis	Director	November 29, 2023